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As filed with the Securities and Exchange Commission on April 4, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Empresa Distribuidora y Comercializadora Norte S.A.
(EDENOR)
(Exact name of Registrant as specified in its charter)

Distribution and Marketing Company of the North, Inc.
(EDENOR)
(Translation of Registrant's name into English)

Republic of Argentina (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Azopardo 1025 City of Buenos Aires, C1107ADQ, Argentina 54-11-4346-5000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System 111 Eighth Avenue New York, NY 10011 212-894-8940 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Juan G. Giráldez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Nicholas A. Kronfeld, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class B Common Shares(3)			$$180,000,000	$5,526

(1)
Includes Class B common shares which the underwriters may purchase to cover overallotments, if any, and Class B common shares which are to be offered outside of the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act.

(2)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(3)
A separate Registration Statement on Form F-6 will be filed for the registration of American depositary shares issuable upon deposit of the Class B common shares registered hereby. Each American Depositary Share represents 20 Class B common shares.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated            , 2007

Prospectus

American depositary shares
representing
Class B common shares

Empresa Distribuidora y Comercializadora Norte S.A.

        This is our initial public offering of American depositary shares, or ADSs. We are selling            ADSs and the selling shareholders named in this prospectus are selling            ADSs. Each ADS represents 20 Class B common shares. The estimated initial offering price is between $            and $            per ADS. In addition, our Employee Stock Participation Program is concurrently offering            Class B common shares in Argentina. We will not receive any proceeds from the sale of ADSs by the selling shareholders or the sale of the Class B shares by the Employee Stock Participation Program.

        Each of our existing shareholders has a preemptive right to subscribe in our capital increase for a number of shares sufficient to maintain its proportionate holding of our total capital stock after the increase. In addition, our shareholders have accretion rights, which permit them to subscribe any capital increase shares that are not subscribed by other shareholders in proportion with the percentage of shares for which the subscribing shareholder has exercised its preemptive rights. Our controlling shareholder, Electricidad Argentina S.A. (EASA), and certain of the selling shareholders have assigned to the international underwriters their preemptive and accretion rights for exercise in connection with this offering and the Argentine offering, representing 90% of the preemptive and accretion rights in respect of our capital increase.

        We have applied for listing of our ADSs on the New York Stock Exchange, or NYSE, under the symbol "EDN." Our Class B common shares are admitted for trading on the Buenos Aires Stock Exchange, or Bolsa de Comercio de Buenos Aires or BCBA, under the symbol "EDN."

        The selling shareholders have granted the international underwriters an option for a period of 30 days to purchase from them additional            ADSs, representing             Class B common shares, to cover overallotments, if any.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling shareholders, before expenses	$	$

        Investing in the ADSs and our Class B common shares involves a high degree of risk. See "Risk factors" beginning on page 13.

        Neither the Securities and Exchange Commission (SEC), nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup	JPMorgan
The date of this prospectus is , 2007.

TABLE OF CONTENTS

Summary	1
The Offering	5
Summary Financial and Operating Data	9
Risk Factors	13
Use of Proceeds	28
Exchange Rates and Controls	29
Market Information	31
Capitalization	33
Dilution	34
Selected Financial and Operating Data	35
Management's Discussion and Analysis of Financial Condition and Results of Operations	40
The Argentine Electricity Industry	77
Business	85
Management	107
Principal and Selling Shareholders	115
Related Party Transactions	122
Description of Capital Stock	124
Dividends and Dividend Policy	133
Description of American Depositary Shares	135
Taxation	143
Rights Offering	148
Underwriting	149
Expenses of the Offerings	152
Validity of Securities	153
Experts	154
Forward-looking Statements	155
Where You Can Find More Information	156
Enforcement of Judgments Against Foreign Persons	157
Index to Financial Statements	F-1

i

SUMMARY

        This summary highlights certain relevant information included elsewhere in this prospectus. This summary does not purport to be complete and may not contain all of the information that is important or relevant to you. Before investing in the ADSs or our Class B shares, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited financial statements and related notes, and the sections entitled "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

Overview

        We are the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2006, according to figures published by the Electricity Distributors Association of the Republic of Argentina (Asociación de Distribuidores de Energía Eléctrica de la República Argentina, or ADEERA). We believe we are also one of the largest electricity distributors in Latin America in terms of customers and volume of electricity sold.

        We hold a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people. In 2006, we sold 16,632 GWh of energy and purchased 18,700 GWh of energy (including wheeling system purchases), and we recorded net sales of approximately Ps. 1.4 billion and net income of Ps. 293.1 million. We purchased 19.2% of the total electricity produced and sold by generating companies in Argentina in 2006.

        We operate our business in a highly regulated environment. Our tariffs and the other terms of our concession are subject to regulation by the Argentine government, acting through the Secretariat of Energy (Secretaría de Energía) and the Argentine National Electricity Regulator (Ente Nacional Regulador de la Electricidad, or ENRE). We generally pass through to our customers the cost of our energy purchases and charge them a regulated distribution margin, or value-added for distribution (VAD), which is intended to cover our distribution costs (including depreciation and taxes) and provide us an adequate return on our asset base. See "Management's discussion and analysis of financial conditions and results of operations—Factors affecting results of operations—Tariffs."

Recent Developments

Tariff Adjustments

        On September 21, 2005, we entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of our concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica or Adjustment Agreement). Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed. The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007. Pursuant to the Adjustment Agreement, we were granted a 28% increase in the distribution margin charged to our non-residential customers (subject to a cap in the increase of our average tariff of 15%), including a 5% increase to fund specified capital expenditures pursuant to the Adjustment Agreement. This increase, which is effective retroactively from November 1, 2005, is the first increase since the freeze on our distribution margins imposed during the economic crisis in 2002.

        The Adjustment Agreement also contemplates a cost adjustment mechanism for our tariffs known as the Cost Monitoring Mechanism, or CMM. This mechanism requires the ENRE to review our distribution costs every six months (in May and November of each year). If the variation between our actual distribution costs and our then recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by the CMM) is 5% or more, the ENRE is required to adjust our distribution margin to reflect our actual distribution cost base. We may also request that the CMM be applied at any time the variation between our actual distribution costs and our then recognized distribution costs is at least 10% or more.

        On January 30, 2007, the ENRE formally approved our new tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential customers contemplated by the Adjustment Agreement. In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base originally recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins. In the November 2006 CMM, the ENRE determined that our distribution cost base increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time. The next CMM is scheduled for May 2007 and will be based on the variation of our distribution cost base over our distribution cost base as adjusted by the May 2006 CMM.

        We began charging our non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007. As a result of these increases, we estimate that, beginning in February 2007, the average price for energy sold by us increased to approximately Ps. 0.0966 per KWh (measured in reference to 2006 KWh figures), compared to an average price of Ps. 0.0825 per KWh in 2006. Moreover, had these increases (including the May 2006 CMM) been in effect as of January 1, 2006, we estimate that our gross margin in 2006 would have increased from approximately Ps. 579 million to Ps. 795 million. The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to approximately Ps. 220 million, in 55 monthly installments beginning in February 2007, representing approximately Ps. 50 million each year.

        These increases, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme by the ENRE pursuant to an integral tariff revision process (Revisión Tarifaria Integral, or RTI) contemplated by the Adjustment Agreement. The Adjustment Agreement establishes the general parameters for the RTI, including the ENRE's review of our actual costs, our quality standards and the value of our asset base for purposes of providing us, through a new tariff regime, an adequate rate of return on our asset base. In this respect, the Adjustment Agreement requires the ENRE to determine the value of our asset base taking into account the historical cost of our assets, as adjusted using fair and reasonable criteria to reflect the actual value of our assets.

        We expect to present our integral tariff proposal to the ENRE in the second half of 2007, which will include, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return. For this purpose, we will present a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, 35%), divided by the value of our gross asset base. The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP. Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession. See "Business—Property, plant and equipment." Based on this method of calculation, we estimate that the post-tax return on our gross asset base was 2.2% in 2006 (on the basis of a gross asset base valued at Ps.6.3 billion at December 31, 2006). However, we estimate that, had these increases (including the May 2006 CMM) been in effect as of January 1, 2006, we would have recorded a post-tax return on our gross asset base of 4.4% in 2006, which we believe is still extremely low considering our annual post-tax return before the economic crisis. Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%. We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

        We currently expect that the RTI will result in a revised tariff structure in 2008, which, at a minimum, will maintain our then current distribution margins following the increases granted under the Adjustment Agreement (including all CMM adjustments). We currently believe that the ENRE's decision will not be subject to further ratification procedures.

Debt restructuring

        In April 2006, we completed a comprehensive financial debt restructuring, which we believe will allow us to focus on our core business. All of our financial creditors voluntarily accepted the terms of our restructuring, eliminating any risk of holdout creditors' claims against our company. As a result of this restructuring, we paid U.S.$106.7 million in cash and issued U.S.$376.4 million of new notes in exchange for the cancellation of all of our defaulted debt, which, at December 31, 2005, amounted to U.S.$534.0 million (including accrued and past-due interest and penalties). Following the restructuring, in April 2006 our financial debt had an average life of approximately eight years, an average cost of approximately 8.0% per annum and grace periods for principal payments of two or five years depending on the type of debt.

Corporate background

        In September 2005, Dolphin Energía S.A. and IEASA S.A. acquired an indirect controlling stake in our company from EDF International S.A. (EDFI), which retains a direct minority stake in our company. Dolphin Energía S.A. and IEASA S.A. are controlled by the principals of Grupo Dolphin, which is an Argentine advisory and consulting firm that carries out private equity activities. Grupo Dolphin's principals have substantial experience investing in Argentina and have made several other investments in the Argentine energy sector since 2004. Pampa Holding S.A., an Argentine public company managed by Grupo Dolphin's principals, owns a 50% interest in the company that controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener). In addition, Pampa Holding S.A. has controlling stakes in four generation plants located in the Salta, Mendoza and Neuquén provinces (Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.). Grupo Dolphin principals have informed us that, subject to any applicable corporate or regulatory approvals, they may consider contributing their indirect controlling stake in EASA, our controlling shareholder, to Pampa Holding S.A. in exchange for common stock of Pampa Holding S.A. following this offering. See "Principal and selling shareholders."

Our strengths

        We believe our main strengths are the following:

  •
  We are the largest electricity distributor in Argentina.

  •
  We distribute electricity to an attractive and diversified client base in a highly developed area of Argentina.

  •
  We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area.

  •
  We have a well-balanced capital structure.

  •
  We have a stable, committed and seasoned management team.

Our strategy

        Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value. We are seeking to realize this goal through the following key business strategies:

  •
  Complete our tariff renegotiation process.

  •
  Continue to serve our concession area with a high quality of service.

  •
  Undertake a reclassification of our smaller customers by economic activity rather than level of demand to optimize our tariff base.

  •
  Focus on increasing our operating efficiency and optimizing our level of energy losses.

  •
  Maintain an adequate financial posture.

        Our principal executive offices are located at Azopardo 1025, Buenos Aires, Argentina, and our telephone number is + 54-11-4346-5000. Our website is www.edenor.com. Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part of, this prospectus.

        You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have, nor have the underwriters, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders, nor the underwriters, are making an offer to sell the Class B common shares or ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        In this prospectus, we use the terms "Edenor," "the registrant," "we," "us" and "our" to refer to Empresa Distribuidora y Comercializadora Norte S.A. References to "ADSs" and "common shares" refer to our ADSs and common shares, except where the context requires otherwise. We also use throughout this prospectus various terms and abbreviations that are specific to the Argentine Electricity Industry.

THE OFFERING

Securities offered	We and the selling shareholders are offering ADSs in an offering being underwritten by the international underwriters in the United States and in other jurisdictions outside of the United States and Argentina. Our Employee Stock Participation Program is offering Class B Shares in a concurrent offering in Argentina being placed by the Argentine placement agents. We refer to the offering outside Argentina as the "international offering" and to the offering in Argentina as the "Argentine offering". We refer to the international offering together with the Argentine offering as the "global offering". The closing of the international offering is not conditioned upon the closing of the Argentine offering. Accordingly, if the Argentine Offering does not close, the total number of publicly traded shares would be .
Capital increase and assignment of preemptive rights
Each of our shareholders has a preemptive right to subscribe for a number of shares sufficient to maintain its proportionate holding of our total capital stock in connection with any capital increase. In addition, our shareholders have accretion rights, which permit them to subscribe any capital increase shares that are not subscribed by other shareholders in proportion with the percentage of shares for which the subscribing shareholder has exercised its preemptive rights. Our controlling shareholder, Electricidad Argentina S.A. (EASA), and the selling shareholders have assigned their preemptive and accretion rights in our capital increase to the international underwriters. See "Rights offering."
Argentine offering

The concurrent offering of Class B common shares in Argentina is being made by a Spanish-language offering document with the same date as this prospectus. The Argentine offering document, which has been filed with the Argentine National Securities Commission (Comisión Nacional de Valores, or CNV), is in a format different from that of this prospectus, consistent with CNV regulations, but contains substantially the same information as this prospectus, other than information relating to the reconciliation of certain financial data to U.S. GAAP, the ADSs and U.S. taxation matters. This offering of ADSs is made in the United States and elsewhere outside Argentina solely on the basis of the information contained in this prospectus. Investors should take this into account when making an investment decision.
Employee Stock Participation Program
At the time of our privatization, the Argentine government set aside in trust all of the Class C shares in our company (representing 10% of our outstanding capital stock) to establish an Employee Stock Participation Program (Programa de Propiedad Participada, or PPP) for the benefit of certain of our employees. As of the date of this prospectus, 99.8% of the participants of our Employee Stock Participation Program have agreed to sell their shares in the Argentine offering. Accordingly, upon the closing of the Argentine offering (to the extent consummated), substantially all of our outstanding Class C shares, which are held exclusively for the benefit of the participants of our Employee Stock Participation Program, will be converted on a one-to-one basis into Class B shares and sold in the Argentine offering, following which a nominal amount of Class C shares will remain in the Employee Stock Participation Program. See "Principal and selling shareholders—Employee Stock Participation Program" and "Description of Capital Stock—Election of directors".

Over-allotment option
The selling shareholders are granting the international underwriters an option, exercisable within 30 days, to purchase up to an aggregate of additional ADSs, representing Class B common shares, solely for the purpose of covering over-allotments, if any.
Use of proceeds
We estimate that the net proceeds to us from this offering, based on an assumed offering price of U.S.$ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated expenses, would be approximately U.S.$ million. We will not receive any proceeds from the sale of ADSs by the selling shareholders or Class B common shares by our Employee Stock Participation Program.

We intend to use the net proceeds of this offering for the repurchase of debt, capital expenditures and general corporate purposes, all in accordance with the covenants and other terms and conditions of our restructured debt. See "Use of proceeds."
Lock-up
We and the selling shareholders have agreed not to sell any of our shares other than in this offering for a period of 180 days after execution of the underwriting agreement for this offering without the prior approval of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. have advised us that they have no present intention or arrangement to release any of the securities subject to a lock-up agreement and any future request for such a release will be considered in light of the particular circumstances surrounding the request. See "Underwriting."
Shares outstanding immediately prior to and following the global offering
Immediately prior to the global offering, our issued and outstanding capital stock consisted of 424,121,202 shares of Class A common stock, 324,327,978 shares of Class B common stock and 83,161,020 shares of Class C common stock. See "Description of capital stock." After giving effect to the global offering, we will have shares of common stock outstanding, consisting of shares of Class A common stock, shares of Class B common stock and Class C shares.

Existing shareholders	The following table summarizes the percentage of our outstanding shares that will be held by our existing shareholders after giving effect to the global offering:
Over-allotment option
	No Exercise	Full Exercise
Electricidad Argentina S.A.	51.0%	51.0%
EDF International S.A.	%	%
New Equity Ventures LLC	%	%
Employee Stock Participation Program	%	%
As long as Electricidad Argentina S.A. (EASA), our controlling shareholder, beneficially owns a majority of our outstanding shares of common stock, it will be able to elect a majority of our directors and to determine the outcome of the voting on substantially all actions that require shareholder approval, with the exception of certain actions that require the consent of EDF International S.A. (EDFI) so long as it maintains at least 15% ownership of our capital stock. See "Principal and selling shareholders" and "Description of capital stock—Shareholders' meetings and voting rights."
Dividends
We have not declared or paid any dividends since August 14, 2001. In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP and filed with the CNV. Under the terms of our financial debt, we are not entitled to distribute any dividends until April 24, 2008 (unless our leverage ratio is 2.5 or lower or our long term debt is rated international investment grade by an internationally recognized rating agency) and, thereafter, we are only permitted to distribute dividends under certain circumstances, depending on our leverage ratio. In addition, under the Adjustment Agreement, we may not distribute dividends without the prior approval of the ENRE during the period in which we are conducting the RTI. The owners of ADSs will be entitled to receive dividends to the same extent as the owners of shares of common stock. Holders of ADSs on the applicable record dates will be entitled to receive dividends paid on the shares of common stock represented by the ADSs, after deduction of expenses. See "Dividends and dividend policy," "Description of capital stock," "Description of American depositary shares" and "Taxation."

Voting rights
Holders of each class of our common stock are entitled to one vote per share of common stock. Subject to Argentine law and the terms of the deposit agreement among us, The Bank of New York and the holders of the ADSs, holders of ADSs will have the right to instruct The Bank of New York how to vote the number of shares of common stock represented by their ADSs. See "Description of capital stock" and "Description of American depositary shares." For a description of certain agreements among our shareholders concerning the voting of our shares, see "Principal and selling shareholders."
New York Stock Exchange symbol for the ADSs	"EDN"
The ADSs
Each ADS represents 20 shares of our Class B common stock held by Banco Río de la Plata S.A., as custodian of The Bank of New York, the Depositary. The ADSs will be evidenced by American depositary receipts, or ADRs.

SUMMARY FINANCIAL AND OPERATING DATA

        The following table presents our summary financial and operating data. You should read this information in conjunction with our audited financial statements and related notes, and the information under "Selected financial and operating data" and "Management's discussions and analysis of financial condition and results of operation" included elsewhere in this prospectus.

        The financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP. Note 34 to our audited financial statements included elsewhere in this prospectus provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net loss and shareholders' equity as of December 31, 2006 and 2005 and for the years then ended.

        In this prospectus, except as otherwise specified, references to "$," "U.S.$" and "Dollars" are to U.S. Dollars, and references to "Ps." and "Pesos" are to Argentine Pesos. Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2006 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on December 31, 2006 of Ps. 3.06 to U.S.$1.00. The buying rate for U.S. Dollars quoted by Banco Nación on March 30, 2007 was Ps. 3.10 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into, U.S. Dollars at such rates or any other rate. See "Exchange rates and controls."

        Under Argentine GAAP, we generally are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No.1269/2002 and CNV Resolution No. 415/2002 to restate our financial statements in constant Pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. As a result, the financial data as of and for the years ended December 31, 2003 and 2002 includes the effects of inflation. However, we are not required to restate and have not restated our financial statements for inflation after February 28, 2003. As a result, our results of operations and financial position may not be directly comparable from period to period. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this prospectus) in constant Pesos, which may affect the comparability of our results of operations and financial position to those recorded in prior periods. See note 2 to our audited financial statements included in this prospectus.

        In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP and filed with the CNV. However, under the terms of our financial debt, we are not entitled to distribute any dividends until April 24, 2008, unless our leverage ratio (as defined in our debt instruments) is 2.5 or lower or we attain an international investment grade rating on our long term debt from an internationally recognized rating agency. Thereafter, we are only permitted to distribute dividends under certain circumstances depending on our leverage ratio based on our financial statements prepared in accordance with Argentine GAAP or if we obtain the required rating from an internationally recognized rating agency. Furthermore, pursuant to the Adjustment Agreement, we have agreed not to pay dividends without the ENRE's prior approval during the period in which we are conducting the RTI with the ENRE. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt."

        Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

Statement of Operations Data

	For the year ended December 31,
	2006				2005		2004		2003		2002(5)
	(in millions, except for per share and per ADS data)
Argentine GAAP
Net sales	U.S.$	450.4	Ps.	1,378.3	Ps.	1,262.2	Ps.	1,107.2	Ps.	942.9	Ps.	1,071.8
Electric power purchases		(261.1)		(799.1)		(757.7)		(599.1)		(439.8)		(466.4)

Gross margin		189.3		579.3		504.5		508.1		503.1		605.3
Transmission and distribution expenses		(118.3)		(362.1)		(346.1)		(332.8)		(304.5)		(312.4)
Administrative expenses		(30.5)		(93.3)		(72.9)		(60.7)		(59.3)		(67.9)
Selling expenses		(28.7)		(87.9)		(86.0)		(81.8)		(71.6)		(95.6)

Net operating (loss) income		11.7		35.9		(0.4)		32.7		67.7		129.4
Financial income (expenses) and holding gains (losses)		(40.3)		(123.5)		(148.5)		(110.7)		157.3		(677.6)
Gain on extinguishment of former debt(1)		58.6		179.2		—		—		—		—
Adjustment to present value of the new notes(2)		18.7		57.1		—		—		—		—
Other expenses, net		(7.5)		(22.9)		(0.7)		(12.0)		(14.3)		(34.5)

Income (loss) before taxes		41.1		125.9		(149.6)		(89.9)		210.7		(582.7)
Income tax(3)		54.6		167.2		—		—		—		—

Net (loss) income	U.S.$	95.8	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)	Ps.	210.7	Ps.	(582.7)
Net (loss) income per share—basic and diluted		0.115		0.352		(0.180)		(0.108)		0.253		(0.701)
Dividends per ordinary share(4)		—		—		—		—		—		—
Net (loss) income per ADS—basic and diluted
Weighted average number of shares outstanding		831,610,200		831,610,200		831,610,200		831,610,200		831,610,200		831,610,200
U.S. GAAP
Net sales/service revenues	U.S.$	458.7	Ps.	1,403.5	Ps.	1,334.9		—		—		—
Electric power purchases		(261.1)		(799.1)		(757.7)		—		—		—
Transmission and distribution Expenses		(147.2)		(450.3)		(425.3)		—		—		—
Gross margin		50.4		154.1		151.9		—		—		—
Operating expenses, net		(63.4)		(194.1)		185.0
Net operating (loss) income		13.1		40.0		(33.1)		—		—		—
Financial (expense), net and holding gains		(43.6)		(133.3)		(139.1)		—		—		—
Net loss before income taxes		(56.6)		(173.3)		(172.1)		—		—		—
Income tax		41.8		128.0		8.1		—		—		—
Net loss for the period		(14.8)		(45.3)		(164.0)		—		—		—
Net loss per ordinary share—basic and diluted(4)		(0.018)		(0.054)		(0.197)		—		—		—
Net loss per ADS—basic and diluted		—		—		—		—		—		—

(1)
Our debt restructuring generated a one-time gain of Ps. 179.2 million, reflecting the recognition of a Ps. 55.3 million waiver of principal amount on our financial debt, a Ps. 75 million waiver of accrued interest on our financial debt and a Ps. 65.7 million waiver of penalties related to the non-payment of our financial debt, which more than offset Ps. 16.8 million in related restructuring costs. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt" for a description of the new notes we issued pursuant to the restructuring.

(2)
We record our financial debt in our balance sheet at the fair value reflecting our management's best estimate of the amounts expected to be paid at each period end. The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money. We did not record any adjustment to present value in any year before the year ended December 31, 2006 because our financial debt was in default. The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market interest rate of 10% per annum, generated a gain of Ps. 57.1 million in 2006.

(3)
Reflects the reversal of net deferred tax assets, primarily due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we expect to generate taxable income that will allow us to offset a significant portion of the tax loss carryforwards we generated in 2002 before such offset becomes barred by the applicable statute of limitations.

(4)
We have not declared or paid any dividends since August 14, 2001.

(5)
Financial data as of December 31, 2002 is expressed in constant Pesos as of February 28, 2003, as adjusted for changes in accounting criteria and new accounting rules related to intangibles and liabilities.

Balance Sheet Data

	As of December 31,
	2006		2005	2004	2003	2002
	(in millions, except for per share and per ADS data)
Balance sheet data
Argentine GAAP
Current Assets:
Cash and banks	U.S.$0.16	Ps.0.5	Ps.11.7	Ps.8.5	Ps.9.6	Ps.20.1
Investments	10.5	32.2	296.5	242.6	163.8	36.5
Trade receivables	88.5	270.9	231.9	194.8	181.5	176.4

Total current assets	U.S.$113.6	Ps.347.5	Ps.575.6	Ps.469.4	Ps.381.4	Ps.302.1
Non-Current Assets:
Trade receivables	—	—	—	—	—	0.3
Other receivables	83.8	256.5	74.7	59.3	60.3	34.4
Property, plant and equipment	956.0	2,925.4	2,889.3	2,944.1	2,994.4	3,089.9
Intangible assets	—	—	—	—	—	—
Total non-current assets	1,041.6	3,187.2	3,000.9	3,035.3	3,087.0	3,138.7

Total assets	U.S.$1,155.1	Ps.3,534.7	Ps.3,576.5	Ps.3,504.6	Ps.3,468.4	Ps.3,440.8

Total non-current liabilities	466.9	1,428.7	77.8	71.0	355.8	820.2
Total liabilities	U.S.$609.2	Ps.1,864.3	Ps.2,199.2	Ps.1,977.7	Ps.1,851.6	Ps.2,034.6
Shareholders' equity	545.9	Ps.1,670.3	1,377.3	1,526.9	1,616.8	1,406.2

Total liabilities and shareholders' equity	U.S.$1,155.1	Ps.3,534.7	Ps.3,576.5	Ps.3,504.6	Ps.3,468.4	Ps.3,440.8

U.S. GAAP
Current assets	U.S.$178.8	Ps.547.0	Ps.728.8	—	—	—
Property, plant and equipment, net	985.8	3,016.4	3,009.7	—	—	—
Other non-current assets	65.8	201.5	145.5	—	—	—
Total assets	U.S.$1,230.4	Ps.3,764.9	Ps.3,884.0	—	—	—

Current liabilities	U.S.$153.6	Ps.470.0	Ps.2,124.8	—	—	—
Non-current liabilities	727.2	2,225.1	640.3	—	—	—
Total liabilities	880.8	2,695.1	2,765.1
Shareholders' equity	349.6	1,069.8	1,118.8	—	—	—
Total liabilities and shareholders' equity	U.S.$1,230.4	Ps.3,764.9	Ps.3,884.0	—	—	—

Operating Data

	Year ended December 31,
	2006	2005	2004	2003	2002
Energy sales (in GWh):
Residential	6,250	5,819	5,413	5,150	5,095
Small Commercial	1,433	1,387	1,322	1,192	1,102
Medium Commercial	1,446	1,354	1,293	1,217	1,162
Industrial	3,364	3,195	3,685	2,976	2,244
Wheeling system(1)	3,211	2,984	2,100	2,364	2,584
Others:
Public Lighting	650	642	646	637	633
Shantytowns	261	279	275	257	196
Others(2)	18	17	18	18	17
Customers (in thousands)(3)	2,445	2,404	2,353	2,317	2,250
Energy losses (%)	11.1%	11.0%	11.5%	12.7%	12.3%
MWh sold by employee	6,736.6	6,395.9	5,936.8	5,435.3	5,019.7
Customers per employee	982.3	970.8	940.7	897.6	874.6

(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and our distribution margin, but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)
Represents energy consumed internally by our company and our facilities.

(3)
We define a customer as one meter. We may supply more than one consumer through a single meter. In particular, because we measure our energy sales to each shantytown collectively using a single meter, each shantytown is counted as a single customer. See "Business—Framework agreement (Shantytowns)."

RISK FACTORS

        An investment in the ADSs and Class B shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs or our Class B common shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us. Additional risks not presently known to us or that we currently consider immaterial may also impair our business.

Risks related to Argentina

Overview

        We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. For example, lower economic growth or economic recession could lead to lower demand for electricity in our concession area or a decline in purchasing power of our customers, which, in turn, could lead to lower collections from our clients or growth in energy losses due to illegal use of our service. Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. During Argentina's recent economic crisis, for example, the Argentine government took measures to address the crisis, such as the freeze of electricity distribution margins and pesification of our tariffs, which had a severe effect on our financial condition and led us to suspend payments on our financial debt. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition, or results of operations.

Argentina's current growth and stability may not be sustainable

        During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past four years, uncertainty remains as to whether the current growth and relative stability is sustainable. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation. As in the recent past, Argentina's economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumers and investor confidence. This, in turn, could lead to lower demand for our services, lower collections from our clients or growth in energy losses due to illegal use of our service, which could materially adversely affect our financial condition and results of operations. Furthermore, as it has done in the past, the Argentine government could respond to a lack of economic growth or stability by adopting measures that affect private sector enterprises such as the tariff restrictions imposed on public utility companies such as our own.

The continuing rise in inflation may have adverse effects on the Argentine economy

        After several years of price stability under the Convertibility regime, which established a fixed exchange rate of one U.S. Dollar per one Peso, the formal devaluation of the Peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2002, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 41.0% according to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC. Despite a decline to 3.7% in 2003, the rate of inflation increased again to 6.1% in 2004 and to 12.3% in 2005, in each case according to data published by INDEC. In 2006, according to INDEC data, the rate of inflation decreased to 9.8%, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. However, in spite of the decrease in inflation in 2006, uncertainty surrounding future inflation and the status of the price support agreements implemented in 2006 could slow the rebound in the economy. In the past, inflation has materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. A return to a high inflation environment would also undermine Argentina's foreign competitiveness by diluting the effects of the Peso devaluation, with the same negative effects on the level of economic activity. A high inflation environment could also temporarily undermine our results of operations as a result of a lag in cost adjustments. An economic slowdown or recession could affect the purchasing power of our customers, which, in turn, could lead to lower demand for our services, lower collections from our clients or growth in energy losses due to illegal use of our service. In addition, a return to high inflation would undermine the confidence in Argentina's banking system in general, which may limit the availability of domestic and international credit to businesses, which could adversely affect our ability to finance our working capital needs on favorable terms.

Argentina's ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

        In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately U.S. $126.6 billion in total outstanding debt remaining. Of this amount, approximately U.S. $19.5 billion correspond to defaulted bonds owned by creditors who did not participate in the restructuring. Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of several Argentine companies, including public utilities and a group of bond holders that did not participate in the sovereign restructuring, have filed claims in excess of U.S. $17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. To date, the ICSID has rendered decisions in three of these cases, requiring the Argentine government to pay U.S. $373.2 million in claims. Argentina's past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina's ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government which, if not complied with, could prevent Argentina from obtaining credit from multilateral organizations and might result in attachment orders or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could lead to lower demand for our services, lower collections from our clients or growth in energy losses due to illegal use of service. Furthermore, Argentina's inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth.

Significant fluctuations in the value of the Peso against the U.S. Dollar may adversely affect the Argentine economy

        Despite the positive effects of the depreciation of the Peso in 2002 on the export-oriented sectors of the Argentine economy, it has also had a far-reaching negative impact on a range of businesses and on individuals' financial position. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, led to very high inflation initially, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities, such as our company, and adversely affected the government's ability to honor its foreign debt obligations. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. Moreover, it would likely result in a decline in the value of our Class B common shares and ADSs, as measured in U.S. Dollars.

        A substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of companies, whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on economic growth and employment and reduce the Argentine public sector's revenues by reducing tax collection in real terms.

Government measures to address social unrest may adversely affect the Argentine economy

        During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina's ongoing economic recovery and stabilization, the social and political tensions and high levels of poverty and unemployment continue. These conditions could adversely affect our relations with our employees, which could affect our operations and increase our energy losses and fines imposed by ENRE. Future government policies to preempt or respond to social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts (including our concession), suspension of the enforcement of creditors' rights and shareholders' rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws, regulations and policies affecting foreign trade and investment. These policies could adversely and materially affect the economy and our business. The policies adopted by the Argentine government during Argentina's recent economic crisis, for example, had a severe effect on our results of operations and financial condition and led us to suspend payments on our financial debt. See "Management's discussion and analysis of financial condition and results of operations—Factors affecting our results of operations—Argentine economic conditions."

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit

        In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank's prior authorization for the transfer of funds abroad in order to pay dividends. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government adopted various rules and regulations in June 2005 that established new controls on capital inflows, requiring, among other things, that 30% of all capital inflows (subject to certain exceptions) be deposited for one year in a non-assignable, non-interest bearing account in Argentina. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

Further shocks to Argentina's financial sector could threaten the financial system and lead to renewed political and social tensions, adversely affecting the Argentine economy

        In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government's ability to repay its foreign debt and maintain the Convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits. In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government's public finances, which could adversely affect on Argentina's economy and prospects for economic growth.

The Argentine economy could be adversely affected by economic developments in other global markets

        Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors' perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy. Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy and its financial system.

Risks relating to the electricity distribution sector

The Argentine government has intervened in the electricity sector in the past, and is likely to continue intervening

        During the recent Argentine economic crisis, the Argentine government adopted the Public Emergency Law and other resolutions, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes, which severely affected electricity distribution companies, included the freezing of distribution margins, the revocation of adjustment and inflation indexation mechanisms and a limitation on charging our customers the increases of certain regulatory charges. In addition, a new price-setting mechanism was introduced in the wholesale electricity market, which had a significant impact on electricity generators and has led to significant price mismatches between participants in our market. The Argentine government continues to intervene in this sector, including granting temporary margin increases to distributors, advancing objectives to create a new social tariff regime for residents of poverty-stricken areas and creating specific charges to be transferred to trust funds managed by the government to finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks. We cannot assure you whether these or other measures that may be adopted by the Argentine government will have a material adverse effect on our business and operations or that the Argentine government will not adopt emergency legislation similar to the Public Emergency Law, or other similar resolutions, in the future.

Electricity distributors were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

        Distribution tariffs include a regulated margin that is intended to cover the costs of distribution and provide an adequate return over the distributor's asset base. Under the Convertibility regime, distribution tariffs were calculated in U.S. Dollars and distribution margins were adjusted periodically to reflect variations in U.S. inflation indexes. Pursuant to the Public Emergency Law, in January 2002 the Argentine government froze all distribution margins, revoked all margin adjustment provisions in distribution concessions and converted distribution tariffs into Pesos at a rate of Ps. 1.00 per U.S. $1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in distribution revenues in real terms and an increase of distribution costs in real terms, which could no longer be recovered through adjustments to the distribution margin. This situation, in turn, led many public utility companies, including us and other important distribution companies, to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), which effectively prevented these companies from obtaining further financing in the domestic or international credit markets and making additional investments. Although the Argentine government has recently granted temporary relief to some distribution companies, including an increase in distribution margins and a temporary cost adjustment mechanism, distribution companies are currently involved in discussions with regulators on additional, permanent measures needed to adapt the current tariff scheme to the post-crisis situation of this sector. We cannot assure you that these measures will be adopted or implemented or that, if adopted, they will be sufficient to address the structural problems created for our company by the economic crisis and its aftermath.

Electricity demand may be affected by recent or future tariff increases

        During the recent Argentine economic crisis, electricity demand in Argentina decreased due to the decline in the overall level of economic activity and the deterioration in the ability of many consumers to pay their electricity bills. After the economic crisis, however, electricity demand has experienced significant growth, increasing an average of 5.9% per annum from 2003 through 2006. This increase in demand reflects renewed economic growth in Argentina and the relative low cost, in real terms, of electricity to consumers due to the freeze of distribution margins and the elimination of the inflation adjustment provisions in distribution concessions, coupled with the devaluation of the Peso and inflation. A significant increase in the cost of electricity to consumers could lead to lower growth in demand for electricity. Although we do not believe that the recent increases in electricity distribution margins, which do not affect the cost of electricity to residential customers, will have a significant negative effect on demand, we cannot assure you that these increases or any future increases in the relative cost of electricity to consumers will not have a material adverse effect on electricity demand in Argentina.

Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies' ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies

        In recent years, the condition of the Argentine electricity market has provided little incentive to generators to further invest in increasing their generation capacity, which would require material long-term financial commitments. As a result, Argentine electricity generators are currently operating at near full capacity and could be required to ration supply in order to meet a national energy demand that exceeds the current generation capacity. In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. For these reasons, electricity generators may not be able to continue to meet the growing demand for electricity in Argentina in the medium term or to be able to guarantee the supply of electricity to distribution companies, which, in turn, could prevent these companies, including our company, from experiencing continued growth in their businesses as demand increases and could lead to failures to provide electricity to customers. In addition, under Argentine law, distribution companies are responsible to their customers for any disruption in the supply of electricity. As a result, distribution companies may face customer claims and fines and penalties for disruptions caused by energy shortages unless the relevant Argentine authorities determine that energy shortages constitute force majeure. To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have taken a restrictive view of force majeure and have recognized the existence of force majeure in limited circumstances, such as internal malfunctions at the customer's facilities, extraordinary meteorological events (such as major storms) and third party work in public thoroughfares. We cannot assure you that we will not experience a lack of energy supply that could adversely affect our business, financial condition and results of operations.

Risks relating to our business

Our business and prospects depend on our ability to negotiate further improvements to our tariff structure, including increases in our distribution margin

        We are currently engaged in an integral tariff revision process (Revisión Tarifaria Integral, or RTI) with the ENRE. The goal of the RTI is to achieve a comprehensive revision of our tariff structure, including further increases in our distribution margins and periodic adjustments based on changes in our cost base, to provide us with an adequate return on our asset base. Although we believe the RTI will result in a new tariff structure that will come into effect in 2008, we cannot assure you that the RTI will conclude in a timely manner or at all, or that the new tariff structure will effectively cover all of our costs and provide us with an adequate return on our asset base. Moreover, the RTI could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed on our operations. If we are not successful in achieving a satisfactory renegotiation of our tariff structure, our business, financial condition and results of operations may be materially adversely affected and the value of our Class B common shares and ADSs may decline.

We may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations

        The Adjustment Agreement contemplates a cost adjustment mechanism for the transition period during which the RTI is being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review our actual distribution costs every six months (in May and November of each year) and adjust our distribution margins to reflect variations of 5% or more in our distribution cost base. We may also request that the ENRE apply the CMM at any time that the variation in our distribution cost base is at least 10% or more. Any adjustments, however, are subject to the ENRE's assessment of variations in our costs, and we cannot guarantee that the ENRE will approve adjustments that are sufficient to cover our actual incremental costs. In addition, there likely will be a lag in time between when we actually experience increases in our distribution costs and when we receive increased revenues following the corresponding adjustments, if any, to our distribution margins pursuant to the CMM. Despite the recent adjustment we were granted under the CMM, we cannot assure you that we will receive similar adjustments in the future. If we are not able to recover all of these incremental costs or there is a significant lag time between when we incur the incremental costs and when we receive increased revenues, we may experience a decline in our results of operations, which may have a material adverse effect on the value of our ADSs and Class B common shares.

The Adjustment Agreement may be subject to challenge by Argentine consumer and other groups, which, if successful, could materially adversely affect our ability to implement any tariff adjustments granted by the Argentine government

        The Argentine ombudsman, an independent public official responsible for defending the public interest, announced his intention to challenge the agreements reached with public utility companies, such as ours, regarding the renegotiation of their concession contracts on the grounds that the tacit approval (aprobación ficta) by the Argentine congress on which such agreements are based is unconstitutional and that the express approval of the Argentine congress is needed for the renegotiation of these agreements to be valid. Although no formal actions have been brought by the ombudsman against us or other public utility companies to date, we cannot assure you that such actions will not be brought in the future. In addition, two consumer associations recently brought an action against us and the Argentine government seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism is unconstitutional. See "Business—Legal proceedings—Proceedings challenging the renegotiation of our concession." Similar actions have also been brought against other distributors in respect of their own adjustment agreements. Although the Adjustment Agreement has already been ratified by the Argentine government, we cannot assure you that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our tariffs. If any of these actions were to succeed, we may not be able to maintain our current tariff adjustment or implement any further tariff adjustments, which could have a material adverse effect on our business and results of operations and on the value of our ADSs and Class B common shares.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our results of operations

        We operate in a highly regulated environment and have been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to lack of electricity supply due to problems at generation facilities or in the transmission network. After 2001, the amount of fines and penalties imposed on our company has increased significantly, which we believe is mainly due to the economic and political environment in Argentina following the recent economic crisis. Although the Argentine government has agreed to forgive a significant portion of our accrued fines and penalties pursuant to the Adjustment Agreement and to allow us to repay the remaining balance over time, this forgiveness and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. At December 31, 2006, our accrued fines and penalties totaled Ps. 241.1 million (taking into account our adjustment to fines and penalties following the ratification of the Adjustment Agreement). If we fail to comply with any of these requirements, the Argentine government may seek to obtain payment of these fines and penalties by our company. In addition, we cannot assure you that we will not incur material fines in the future, which could have a material adverse effect on our results of operations.

Our financial difficulties led us to curtail our capital expenditures following the economic crisis and we may need to make further investments in our network to meet anticipated increases in energy demand

        Due to the adverse effects of the recent economic crisis, including the freezing of our distribution margins and the lack of available financing, we were forced to curtail our capital expenditures and make only those investments that were necessary to permit us to comply with our quality of service and safety and environmental requirements. Because energy demand has grown consistently in Argentina in recent years and is expected to continue to grow in the near future, we may increasingly experience service interruptions unless we are able to make further investments in our network to meet this growth in demand. We cannot assure you that we will have the necessary resources or will be able to obtain financing on favorable terms to make these investments in a timely manner, or at all, which may in turn lead us to incur greater fines and penalties and adversely affect our results of operations.

If we are unable to control our energy losses, our results of operations could be adversely affected

        Our concession does not allow us to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the recent economic crisis, we had been able to reduce the high level of energy losses experienced at the time of the privatization to the levels contemplated (and reimbursed) under our concession. However, during the economic crisis, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, with it, the number of delinquent accounts and fraud. Although we have been able to reduce our energy losses again in recent periods, these losses continue to exceed the 10% average loss factor in our concession. Our energy losses amounted to 11.1% in 2006, 11.0% in 2005 and 11.5% in 2004. We cannot assure you that our energy losses will not grow again in future periods, which may lead us to have lower margins and could adversely affect our results of operations and financial condition.

The Argentine government could foreclose its pledge over our Class A shares under certain circumstances, which could have a material adverse effect on the value of our ADSs and Class B shares

        Pursuant to our concession and the provisions of the Adjustment Agreement, the Argentine government will have the right to foreclose its pledge over our Class A shares and sell these shares to a third party buyer if:

  •
  the fines and penalties we incur in any given year exceed 20% of our gross energy sales, net of taxes (which corresponds to our energy sales);

  •
  we repeatedly and materially breach our concession and do not remedy these breaches upon the request of the ENRE;

  •
  our controlling shareholder, EASA, creates any lien or encumbrance over our Class A shares (other than the existing pledge in favor of the Argentine government);

  •
  we or EASA obstruct the sale of Class A shares at the end of any management period under our concession;

  •
  EASA fails to obtain the ENRE's approval in connection with the disposition of our Class A shares;

  •
  our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A shares without the ENRE's approval; or

  •
  EASA does not desist from its ICSID claims against the Argentine government following completion of the RTI and the approval of a new tariff regime.

        In 2006, the fines and penalties imposed on us by ENRE amounted to Ps. 25.2 million, which represented 1.8% of our energy sales. See "Business—Our concession—Fines and penalties."

        Pending the sale of our Class A shares following a foreclosure of its pledge, the Argentine government also has the right to exercise the voting rights of the Class A shares. In addition, the foreclosure by the Argentine government of the pledge on our Class A shares may be deemed to constitute a change of control under the terms of our restructured debt, which would require us to offer to repurchase all such debt at its nominal value. We cannot assure you that we will have sufficient funds or access to financing to effect such repurchases. If the Argentine government were to foreclose its pledge over our Class A shares, the market value of our ADSs and Class B common shares could be significantly affected.

Our concession may be revoked if we are declared bankrupt, which would have a material adverse effect on our ability to operate as a going concern and on the value of our ADSs and Class B shares

        In the event we are ever declared bankrupt by a competent court, the Argentine government has the right to revoke our concession or, alternatively, to seek authorization from the bankruptcy court to allow us to continue our operations. If we are declared bankrupt and the government decides that we should not continue rendering our distribution services, all of our assets will be transferred to a new state-owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government and a specified percentage of the bidding price will be awarded as compensation in favor of the Argentine government. Any residual proceeds will be distributed among our shareholders. The revocation of our concession would have a material adverse effect on our ability to operate as a going concern, which in turn would materially and adversely affect the value of our ADSs and Class B common shares.

We employ a largely unionized labor force and could be subject to an organized labor action

        As of December 31, 2006, approximately 78% of our employees were union members. Although our relations with unions are currently stable, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues, especially in light of the social tensions generated in Argentina by the economic crisis. In addition, our collective bargaining agreements with our unions expire at the end of 2007. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process.

We might incur material labor liabilities in connection with our outsourcing

        We have outsourced a number of activities related to our business to third party contractors in order to maintain a flexible cost base that allows us both to maintain a lower cost base and respond more quickly to changes in our market. We had approximately 3,156 third-party employees under contract with our company as of December 31, 2006. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that contractors' employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. If we are not able to prevail in any of these proceedings, we might be forced to incur material labor liabilities, which may have an adverse effect on our results of operations.

We currently are not able to effectively hedge our currency risk and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

        Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while all of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso. We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into U.S. Dollars and investing those funds outside Argentina, as permitted by applicable Central Bank regulations, but we continue to have substantial exposure to the U.S. Dollar. We cannot assure you that the Argentine government will continue to allow us to access the market to acquire U.S. Dollars in the manner we have done so to date. Although we may also seek to enter into hedging transactions to cover all or a part of our remaining exposure, we have not been able to enter into these transactions on terms we consider viable for our company. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

Our insurance may not be sufficient to cover certain losses

        As of February 2007, our physical assets are insured for up to U.S. $415.9 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including loss of our concession. Although we believe that our insurance coverage is commensurate with standards for the international electricity distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our results of operations and financial condition.

A substantial number of our assets are not subject to attachment or foreclosure

        A substantial number of our assets are essential to the public service we provide. Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment, whether as a guarantee for an ongoing legal action or to allow for the enforcement of a legal judgment. Accordingly, the enforcement of judgments obtained against us by our shareholders may be substantially limited to the extent our shareholders seek to attach those assets to obtain payment on their judgment.

We recently restructured all of our financial debt and, if we fail to meet our new debt service obligations and are unable to further restructure our debt, we may be forced into reorganization or bankruptcy proceedings

        In April 2006, we completed a comprehensive restructuring of all of our outstanding financial indebtedness, which had been in default since 2002. Pursuant to this restructuring, we issued approximately U.S. $376.4 million in new U.S. Dollar-denominated notes to all of the holders of our outstanding financial debt. Our ability to meet our debt service obligations under these new notes depends on a variety of factors, including our ability to obtain further adjustments of our distribution margins based on changes to our cost base under our current temporary tariff scheme. If we are not able to make scheduled principal or interest payments on these notes when due, the holders of these notes may require the immediate repayment of their notes and seek other remedies, including the attachment of our attachable assets. In this case, we cannot assure you that we will be able to reach an agreement with our creditors, including the holders of the new notes, to restructure our outstanding debt as successfully as in the past or at all. If we are not able to reach a satisfactory agreement with our creditors, we will likely be forced to commence extrajudicial restructuring proceedings (acuerdo preventivo extrajudicial), reorganization proceedings (concurso) or bankruptcy (quiebra) proceedings under Argentine bankruptcy law. If this were to occur, our ability to operate as a going concern and the value of our ADSs and Class B common shares would be materially adversely affected.

Our controlling shareholder recently restructured all of its financial debt and, if it fails to meet its new debt service obligations, its creditors may take measures that could have a material adverse effect on the market value of our ADSs and Class B common shares

        In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S.$85.3 million in new U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt. EASA's ability to meet its debt service obligations under these new notes depends largely on our ability to pay dividends or make distributions or payments to EASA, and our failure to do so could result in EASA becoming subject to actions by its creditors, including attachments of EASA's assets and petitions for involuntary bankruptcy proceedings. If EASA's creditors were to attach our Class A shares held by EASA, the Argentine government would have the right under our concession to foreclose its pledge over our Class A shares, which could trigger a repurchase obligation under the terms of our restructured debt and have a material adverse effect on the market value of our ADSs and Class B common shares.

Our exclusive right to distribute electricity may be adversely affected by technological or other changes in the energy distribution industry

        Although our concession grants us the exclusive right to distribute electricity within our service area, this exclusivity may be terminated in whole or in part if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. Although, to our knowledge, there are currently no projects to introduce new technologies in the medium or long-term which could reasonably be expected to alter the current landscape of the electricity distribution business, we cannot assure you that future developments will not introduce competition that would adversely affect our exclusivity right granted by our concession. Any total or partial loss of our exclusive right to distribute electricity within our service area would likely have a material adverse effect on our financial condition, results of operations and prospects.

Risks relating to ADSs and our Class B common shares

You may not be able to sell your ADSs or the Class B common shares underlying your ADSs at the time or the price you desire because an active or liquid market for these securities may not develop

        Prior to this offering, there has not been a public market for our ADSs. We have applied to list the ADSs for trading on the New York Stock Exchange. However, we cannot predict whether an active liquid public trading market for our ADSs will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the Class B common shares underlying the ADSs from the depositary at any time, we cannot assure you that an independent public market for our Class B common shares will develop in the United States. Moreover, the Argentine securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions. As of December 31, 2006, total market capitalization amounted to Ps. 1,229.3 billion and the ten most liquid stocks (in terms of trading volume) accounted for 86.3% of total trading value, of which the most liquid stock accounted for 32.9%. The relatively small market capitalization and illiquidity of the Argentine equity markets may substantially limit your ability to sell the Class B common shares underlying the ADSs at the price and time you desire. Furthermore, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the Buenos Aires Stock Exchange by making it unattractive for non-Argentine investors to buy shares in the secondary market in Argentina.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs

        The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina's balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents, the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments and the requirement that 30% of certain types of capital inflows into Argentina be deposited in a non-interest-bearing account in an Argentine bank for a period of one year. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval, restrictions on the movement of capital to and from Argentina such as the ones which previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class B common shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad. We cannot assure you that the Argentine government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADR holders who have not been paid.

Our ability to pay dividends is limited

        In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP. Our ability to pay dividends, however, is restricted pursuant to the indenture we entered into when we restructured our financial debt. Pursuant to this indenture, we may not pay any dividends prior to April 24, 2008 and, thereafter, our ability to pay dividends is limited at any time that our leverage ratio, as defined in the indenture, exceeds 2.5, unless we attain an international investment grade rating on our long term debt from an internationally recognized rating agency. Our leverage ratio is defined in the indenture as our total indebtedness (without giving effect to the discount to net present value applied to our restructured debt) over EBITDA, as defined in the indenture. EBITDA is defined in the indenture as our operating income plus amortization of intangible assets and non-current assets, depreciation of fixed assets and any other non-cash charges. If our leverage ratio is greater than 2.5, we will only be able to pay dividends using a specified portion of our excess cash (as defined in the indenture), which ranges from 25% to 50% of our excess cash depending on our leverage ratio. In addition, if our leverage ratio exceeds 3.5 we will not be able to pay any dividends to our shareholders. We cannot assure you that we will be able to generate excess cash under the indenture at any time or that our leverage ratio will allow us to pay dividends at any given time. In addition, pursuant to the Adjustment Agreement, we have agreed not to pay dividends without the ENRE's prior approval until we complete the integral tariff review process with the ENRE, which we expect to occur in 2008, although we cannot assure you that the process will be completed by then.

Our shareholders' ability to receive cash dividends may be limited

        Our shareholders' ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

        Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United

States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares under Argentine corporate law to protect your or their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina that in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Actual or anticipated sales of a substantial number of Class B common shares could decrease the market prices of our Class B common shares and ADSs

        Following this offering, certain of the selling shareholders may continue to hold Class B common shares representing up to      % of our common stock if the international underwriters do not exercise the overallotment option in full. Sales of a substantial number of Class B common shares after the consummation of this offering, or the anticipation of such sales, could decrease the trading price of the Class B common shares and the ADSs. Although certain of the selling shareholders have agreed to refrain from any further sales of Class B common shares for 180 days following the consummation of this offering, we cannot assure you that these shareholders will not choose to sell all or a significant part of their remaining Class B common shares immediately following the expiration of this 180-day period. See "Principal and selling shareholders."

You might be unable to exercise preemptive or accretion rights with respect to the Class B common shares underlying your ADSs

        Under Argentine corporate law, if we issue new shares as part of a capital increase, our shareholders will generally have the right to subscribe to a proportional number of shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. You may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class B common shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

You may be unable to exercise voting rights with respect to the Class B common shares underlying your ADSs at our shareholders' meetings

        As a holder of ADRs representing the ADSs being held by the depositary in your name, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and holders may exercise voting rights with respect to the Class B common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class B common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders' meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class B common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B common shares and Class B common shares represented by ADSs may not be voted as you desire. Class B common shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by our company, be voted as we instruct at the corresponding meeting.

Developments in other emerging market countries, including Argentina, may adversely affect the Argentine economy and, therefore, the market price of the Class B common shares and the ADSs

        In the past, the Argentine economy and the securities of Argentine companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors' responses to those conditions. Although economic conditions are different in each country, investors' reactions to adverse developments in one country may affect the market price of securities of issuers in other countries, including Argentina. For example, each of the 1997 Asian economic crisis, the 1998 Russian debt moratorium and devaluation of the Russian currency and the 1999 Brazilian devaluation of its currency triggered market volatility in Latin America and securities markets in other emerging market countries. Accordingly, adverse developments in Argentina or in other emerging market countries could lead to a reduction in the demand for, and market price of, the Class B common shares and the ADSs.

Our shareholders may be subject to liability for certain votes of their securities

        Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders' meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders' votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders. See "Description of capital stock—Shareholders' liability."

You will experience immediate and substantial dilution in the book value of the shares or ADSs you purchase in this offering

        Because the initial offering price of the shares and ADSs being sold in this offering will be substantially higher than the net tangible book value per share, you will experience immediate and substantial dilution in the book value of these shares. Net tangible book value represents the amount of our tangible assets on a pro forma basis, minus our pro forma total liabilities. As a result, at the assumed initial public offering price of U.S.$              per ADS, the midpoint of the price range per ADS set forth on the cover page of this prospectus, we currently expect that you will incur immediate dilution of U.S.$              per ADS you purchase in this offering. See "Dilution."

We have not participated in the creation or administration of the Employee Stock Participation Program, or in the procedures for the sale of our Class B shares by the Employee Stock Participation Program in the Argentine offering

        We have not been responsible for maintaining or overseeing the Employee Stock Participation Program that was established by the Argentine government at the time of our privatization for the benefit of our eligible employees. We have not been a party to any of the procedures or mechanisms relating to the sale of the participation program employees' shares in the Argentine offering. Accordingly, we cannot assure you that the sale of those shares in the Argentine offerng or the authority of the trustee and the participant employees' representative to sell those shares will not be disputed, or that legal proceedings will not be brought in respect of those shares and their sale in the Argentine offering. Currently, there are several claims pending in respect of the Employee Stock Participation Program, including claims against the trustee for the program, the Argentine government and our company, alleging irregularities in the creation of the program or its administration. In several of these claims, preliminary attachment orders or injunctions have been granted. See "Principal and selling shareholders—Employee Stock Participation Program."

USE OF PROCEEDS

        We will receive estimated net proceeds from the sale of our ADSs of approximately U.S.$            million in this offering after deducting estimated underwriting discounts and commissions and offering expenses payable by us. The foregoing amounts are based on an assumed initial public offering price of U.S.$              per ADS, which is the midpoint of the price range per ADS set forth on the cover of this prospectus, initial public offering price of Ps.              per Class B common share, which is the midpoint of the price. A $1.00 increase (decrease) in the assumed initial public offering price of U.S.$            per ADS would increase (decrease) the net proceeds to us from this offering by U.S.$             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Pursuant to the terms of our restructured debt, we are required to use 25% of our net cash proceeds from this offering to repurchase these debt instruments in the open market for two years following the consummation of this offering, provided that we will have no obligation to purchase these debt instruments at a price greater than their face value. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt." We intend to use a portion of the estimated net proceeds to satisfy our commitment to repurchase our restructured debt in accordance with the terms of this debt, and the balance for general corporate purposes, including, if practicable, further repurchases of our restructured debt instruments and capital expenditures. We will not receive any proceeds from the sale of ADSs by the selling shareholders or Class B common shares by our Employee Stock Participation Program.

EXCHANGE RATES AND CONTROLS

Exchange rates

        From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. Dollars at a fixed rate of one Peso per U.S. Dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, formally putting an end to the regime of the Convertibility Law and abandoning over ten years of U.S. Dollar-Peso parity. The Public Emergency Law, which has been extended until December 31, 2007, grants the executive branch of the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency law, the Peso has been allowed to float freely against other currencies since February 2002.

        The following table sets forth the annual high, low, average and period-end exchange rates for U.S. Dollars for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. When preparing our financial statements, we utilize the rates for U.S. Dollars quoted by Banco Nación to translate into Pesos our U.S. Dollar denominated assets and liabilities.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2001	1.00	1.00	1.00	(1)	1.00
2002	1.40	3.90	3.16	(1)	3.37
2003	2.74	3.36	2.95	(1)	2.93
2004	2.94	2.99	2.95	(1)	2.98
2005	2.98	3.04	3.01	(1)	3.03
2006	3.03	3.11	3.07	(1)	3.06
Month
October 2006	3.09	3.11	3.10	(2)	3.09
November 2006	3.07	3.09	3.08	(2)	3.07
December 2006	3.05	3.08	3.06	(2)	3.06
January 2007	3.06	3.11	3.09	(2)	3.11
February 2007	3.10	3.11	3.10	(2)	3.10
March 2007	3.10	3.11	3.10	(2)	3.10

Source: Banco Nación

(1)
Represents the average of the exchange rates on the last day of each month during the period.
(2)
Average of the lowest and highest daily rates in the month.

Exchange controls

        Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. Dollars.

        On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank's prior authorization subject to specific exceptions for transfers related to foreign trade. Beginning in January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization. However, in June 2003 the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, in June 2005 the government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds, must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest bearing account for 365 calendar days.

MARKET INFORMATION

Market price of our shares and ADSs

        Prior to this offering, there has been no public market for the ADSs or our common shares. We have applied for listing of our ADSs on the NYSE and our common shares are admitted to trading on the BCBA. We cannot assure you that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market subsequent to the offering at or above the initial public offering price. Each ADS will represent 20 Class B common shares.

Trading in the Argentine securities market

        The securities market in Argentina is comprised of 11 stock exchanges consisting of the BCBA, Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, Mar del Plata and Tucumán. Six of these exchanges (Buenos Aires, Rosario, Córdoba, Mendoza, Santa Fe, and La Rioja) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

        The BCBA is the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization. The BCBA began operating in 1854 and accounts for approximately 95% of all equity trading in Argentina. Bonds listed on the BCBA may simultaneously be listed on the Mercado Abierto Electrónico, the Argentine over-the-counter market, or MAE, pursuant to an agreement between BCBA and MAE which stipulates that equity securities are to be traded exclusively on the BCBA while debt securities (both public and private) may be traded on both the MAE and the BCBA. In addition, through separate agreements with the BCBA, all of the securities listed on the BCBA may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to BCBA-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the BCBA, controlling shareholders in Argentina typically retain the majority of a company's capital stock, resulting in a relatively small percentage of active trading of the companies' stock by the public on the BCBA.

        Argentina's equity markets have historically been comprised of individual investors, though in recent years, there has been an increase in the level of investment by banks and insurance companies in these markets. The participation of Argentine pension funds represents an increasing percentage of the BCBA market, however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation. As of December 31, 2006, 96 companies had equity securities listed on the BCBA, of which the ten most traded companies accounted for approximately 25.4% of the total market capitalization during 2006.

        The Buenos Aires Stock Market, or Mercado de Valores de Buenos Aires (MERVAL) is the largest stock market in Argentina and is affiliated with the BCBA. MERVAL is a corporation consisting of 133 shareholder members who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BCBA. Trading on the BCBA is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

Regulation of the Argentine securities market

        The Argentine securities market is regulated and overseen by the Comisión Nacional de Valores, or CNV, pursuant to Law No. 17,811, as amended, which in addition to having created the CNV governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine pension funds and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

        In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (Stock Exchange Incorporated), a corporation owned by the BCBA, MERVAL and certain provincial exchanges. Caja de Valores S.A. is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores S.A. handles the settlement of securities transactions carried out by the BCBA and operates the computerized exchange information system mentioned above.

        Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors' activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

        In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/01 applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a "security," governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees comprised of three or more members of the board of directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

        Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer's assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange. Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

CAPITALIZATION

        The following table sets forth our short-term and long-term debt, shareholders' equity and total capitalization at December 31, 2006 on an actual basis and as adjusted to reflect the issuance and sale of            ADSs in this offering. The adjustments are based on an assumed initial public offering price of U.S.$             per ADS, which is the midpoint of the price range per ADS set forth on the cover of this prospectus. Based on this assumed offering price, we will receive total estimated net proceeds of approximately U.S.$            million, or Ps.            million (using the buying rate for U.S. Dollars quoted by Banco Nación on March 30, 2007 of Ps. 3.10 to U.S.$1.00) from the sale of our ADSs in this offering, after deducting estimated underwriting discounts and commissions and expenses of the offerings that are payable by us. We will not receive any proceeds from the sale of ADSs by the selling shareholders or of our Class B common shares by the Employee Stock Participation Program. You should read this table in conjunction with the information under "Selected financial and operating data," "Management's discussion and analysis of financial condition and results of operations" and our audited financial statements and the related notes included elsewhere in this prospectus.

	At December 31, 2006		As Adjusted
	(in millions of Ps.)	(in millions of U.S.$)(1)	(in millions of Ps.)	(in millions of U.S.$)
Short-term indebtedness(2)	Ps.2.0	U.S.$0.6	Ps.	U.S.$
Long-term indebtedness(2)	1,095.5	358.0
Total indebtedness(2)(3)	1,097.5	358.7
Total shareholders' equity	1,670.3	545.9
Total capitalization(4)	Ps.2,767.8	U.S.$904.5	Ps.	U.S.$

(1)
U.S. Dollar amounts are based on the exchange rate at December 31, 2006 of Ps. 3.06 to U.S.$1.00.

(2)
We record our debt obligations on our balance sheet at their net present value in accordance with Argentine GAAP. As a result, the amounts shown do not reflect the nominal amount owed under our debt instruments.

(3)
All of our indebtedness is unsecured. None of our indebtedness is guaranteed.

(4)
Total capitalization represents total indebtedness plus total shareholders' equity. A $1.00 increase (decrease) in the assumed initial public offering price of U.S.$             per ADS would increase (decrease) each of cash and due from banks, total shareholders' equity and total capitalization by Ps.            million or U.S.$            million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        At December 31, 2006, we had a net tangible book value of Ps. 2.01 per common share or U.S.$13.13 per ADS. Net tangible book value represents the amount of our total tangible assets less total liabilities, divided by 831,610,200, the total number of our common shares outstanding at December 31, 2006 or $41,580,510, the total number of ADSs that would represent such total number of common shares based on a share-to-ADS ratio of 20. After giving effect to the sale of the                        ADSs offered by us in this offering and, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at December 31, 2006 would have been approximately Ps.            , representing Ps.            per common share or U.S.$            per ADS. At the assumed initial public offering price of U.S.$             per ADS, the midpoint of the price range per ADS set forth on the cover page of this prospectus, this represents an immediate increase in net tangible book value of Ps.             per common share or U.S.$            per ADS to existing shareholders and an immediate dilution in net tangible book value of Ps.            per common share or U.S.$            per ADS to purchasers of ADSs in this offering. Dilution for this purpose represents the difference between the price per common share or ADS paid by these purchasers and net tangible book value per share or ADS immediately after the completion of the offerings.

        The following table illustrates this dilution of U.S.$            per ADS to purchasers of ADSs in this offering:

Assumed initial public offering price per ADS	U.S.$
Net tangible book value per common share at December 31, 2006	0.66
Increase in net tangible book value per common share attributable to new investors
Pro forma net tangible book value per ADS after this offering and the Argentine offering
Dilution per ADS to new investors(1)	U.S.$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of U.S.$    per ADS would increase (decrease) our pro forma net tangible book value by U.S.$     million, the pro forma net tangible book value per ADS after this offering by U.S.$    and the dilution per share to new investors by U.S.$    , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED FINANCIAL AND OPERATING DATA

        The following table presents our selected financial and other information as of the dates and for the years indicated. You should read the following information in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our audited financial statements that appear in this prospectus.

        The financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are derived from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP. Note 34 to our audited financial statements included elsewhere in this prospectus provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net loss and shareholders' equity as of December 31, 2006 and 2005 and for the years then ended.

        In this prospectus, except as otherwise specified, references to "$," "U.S. $" and "Dollars" are to U.S. Dollars, and references to "Ps." and "Pesos" are to Argentine Pesos. Solely for the convenience of the reader, Peso amounts as of and for the year ended December 31, 2006 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2006 of Ps. 3.06 to U.S.$1.00. The buying rate for U.S. Dollars quoted by Banco Nación on March 30, 2007 was Ps. 3.10 to U.S. $1.00. The U.S. Dollar equivalent information should not be construed to imply that the Peso amounts represent, or could have been or could be converted into U.S. Dollars at such rates or any other rate. See "Exchange rates and controls."

        Under Argentine GAAP, we generally are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No.1269/2002 and CNV Resolution No. 415/2002 to restate our financial statements in constant Pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. As a result, the financial data as of and for the years ended December 31, 2003 and 2002 includes the effects of inflation. However, we are not required to restate and have not restated our financial statements for inflation after February 28, 2003. As a result, our results of operations and financial position may not be directly comparable from period to period. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this prospectus) in constant Pesos, which may affect the comparability of our results of operations and financial position to those recorded in prior periods. See note 2 to our audited financial statements included in this prospectus.

        Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

        In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP. However, under the terms of our financial debt, we are not entitled to distribute any dividends until April 24, 2008, unless our leverage ratio (as defined in our debt instruments) is 2.5 or lower or we attain an international investment grade rating on our long term debt from an internationally recognized rating agency. Thereafter, we are only permitted to distribute dividends under certain circumstances depending on our leverage ratio based on our financial statements prepared in accordance with Argentine GAAP or if we obtain the required rating from an internationally recognized rating agency. Furthermore, pursuant to the Adjustment Agreement, we have agreed not to pay dividends without the ENRE's prior approval until we complete the integral tariff revision process (RTI) with the ENRE. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt."

	For the year ended December 31,
	2006				2005		2004		2003		2002(5)
	(in millions, except for per share and per ADS data)
Statement of operations data
Argentine GAAP
Net sales	U.S.$	450.4	Ps.	1,378.3	Ps.	1,262.2	Ps.	1,107.2	Ps.	942.9	Ps.	1,071.8
Electric power purchases		(261.1)		(799.1)		(757.7)		(599.1)		(439.8)		(466.4)

Gross margin		189.3		579.3		504.5		508.1		503.1		605.3
Transmission and distribution expenses		(118.3)		(362.1)		(346.1)		(332.8)		(304.5)		(312.4)
Administrative expenses		(30.5)		(93.3)		(72.9)		(60.7)		(59.3)		(67.9)
Selling expenses		(28.7)		(87.9)		(86.0)		(81.8)		(71.6)		(95.6)
Net operating (loss) income		11.7		35.9		(0.4)		32.7		67.7		129.4
Financial income (expenses) and holding gains (losses):
Generated by assets:
Exchange difference		0.8		2.6		2.1		4.8		(6.1)		22.6
Interest		4.5		13.9		12.9		10.1		14.7		45.8
Exposure to inflation and holding results		—		0.1		(0.6)		(11.0)		(2.5)		(365.6)
Generated by liabilities:
Financial expenses		(8.3)		(25.4)		(14.1)		(10.1)		(9.7)		(17.1)
Exchange difference		(4.3)		(13.3)		(29.0)		(26.1)		225.8		(1,226.6)
Interest expenses		(33.1)		(101.3)		(119.5)		(87.7)		(79.9)		(116.8)
Exposure to inflation and holding results		—		—		(0.2)		9.3		15.1		980.1
Gain on extinguishment of former debt(1)		58.6		179.2		—		—		—		—
Adjustment to present value of the new notes(2)		18.7		57.1		—		—		—		—
Other expenses, net		(7.5)		(22.9)		(0.7)		(12.0)		(14.3)		(34.5)

Income (loss) before taxes		41.1		125.9		(149.6)		(89.9)		210.7		(582.7)
Income tax(3)		54.6		167.2		—		—		—		—

Net (loss) income	U.S.$	95.8	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)	Ps.	210.7	Ps.	(582.7)
Net (loss) income per ordinary share—basic and diluted		0.115		0.352		(0.180)		(0.108)		0.253		(0.701)
Dividends per ordinary share(4)		—		—		—		—		—		—
Net (loss) income per ADS—basic and diluted
Weighted average number of shares outstanding		831,610,200		831,610,200		831,610,200		831,610,200		831,610,200		831,610,200
U.S. GAAP
Net sales/service revenues	U.S.$	458.7	Ps.	1,403.5	Ps.	1,334.9		—		—		—
Electric power purchases		(261.1)		(799.1)		(757.7)		—		—		—
Transmission and distribution expenses		(147.2)		(450.3)		(425.3)		—		—		—
Gross margin		50.4		154.1		151.0		—		—		—
Operating expenses, net		(63.4)		(194.1)		185.0
Net operating (loss) income		13.1		40.0		(33.1)		—		—		—
Financial (expense), net and holding gains		(43.3)		(133.3)		(139.1)		—		—		—
Net loss before income taxes		(56.6)		(173.3)		(172.1)		—		—		—
Income tax		41.8		128.0		8.1		—		—		—
Net loss for the year		(14.8)		(45.3)		(164.0)		—		—		—
Net loss per ordinary share—basic and diluted(4)		(0.018)		(0.054)		(0.197)		—		—		—
Net loss per ADS—basic and diluted		—		—		—		—		—		—

(1)
Our debt restructuring generated a one-time gain of Ps. 179.2 million, reflecting the recognition of a Ps. 55.3 million waiver of principal amount on our financial debt, a Ps. 75 million waiver of accrued interest on our financial debt and a Ps. 65.7 million waiver of penalties related to the non-payment of our financial debt, which more than offset Ps. 16.8 million in related restructuring costs. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Debt" for a description of the new notes we issued pursuant to the restructuring.

(2)
We record our financial debt in our balance sheet at the fair value reflecting our management's best estimate of the amounts expected to be paid at each period end. The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money. We did not record any adjustment to present value in any year before the year ended December 31, 2006 because our financial debt was in default. The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market interest rate of 10% per annum, generated a gain of Ps. 57.1 million in 2006.

(3)
Reflects the reversal of net deferred tax assets, primarily due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we expect to generate taxable income that will allow us to offset a significant portion of the tax loss carryforwards we generated in 2002 before such offset becomes barred by the applicable statute of limitations.

(4)
We have not declared or paid any dividends since August 14, 2001.

(5)
Financial data as of December 31, 2002 is expressed in constant Pesos as of February 28, 2003, as adjusted for changes in accounting criteria and new accounting rules related to intangibles and liabilities.

	As of December 31,
	2006				2005		2004		2003		2002
	(in millions)
Balance sheet data
Argentine GAAP
Current Assets:
Cash and banks	U.S.$	0.16	Ps.	0.5	Ps.	11.7	Ps.	8.5	Ps.	9.6	Ps.	20.1
Investments		10.5		32.2		296.5		242.6		163.8		36.5
Trade receivables		88.5		270.9		231.9		194.8		181.5		176.4
Other receivables		9.9		30.2		21.7		10.0		9.0		37.3
Supplies		4.4		13.6		13.8		13.5		17.5		31.8

Total current assets	U.S.$	113.6	Ps.	347.5	Ps.	575.6	Ps.	469.4	Ps.	381.4	Ps.	302.1

Non-Current Assets:
Trade receivables		—		—		—		—		—		0.3
Other receivables		83.8		256.5		74.7		59.3		60.3		34.4
Investments		0.1		0.4		0.4		0.4		0.4		0.3
Supplies		1.6		4.9		36.5		31.4		32.0		13.8
Property, plant and equipment		956.0		2,925.4		2,889.3		2,944.1		2,994.4		3,089.4
Total non-current assets		1,041.6		3,187.2		3,000.9		3,035.3		3,087.0		3,138.7

Total assets	U.S.$	1,155.1	Ps.	3,534.7	Ps.	3,576.5	Ps.	3,504.6	Ps.	3,468.4	Ps.	3,440.8

Current Liabilities:
Trade account payable		87.4		267.6		205.1		154.3		104.2		96.8
Loans		0.7		2.0		1,620.1		1,525.6		1,223.3		985.6
Salaries and social security taxes		16.8		51.4		34.1		31.2		29.6		22.4
Taxes		20.3		62.2		67.9		44.3		43.5		45.6
Other liabilities		8.6		26.4		175.8		139.0		85.2		54.5
Accrued Litigation		8.5		25.9		18.3		12.3		9.8		9.5

Total current liabilities	U.S.$	142.3	Ps.	435.6	Ps.	2,121.3	Ps.	1,906.7	Ps.	1,495.6	Ps.	1,214.4

Non-Current Liabilities:
Trade account payable		10.2		31.2		26.8		23.1		20.3		16.5
Loans		358.0		1,095.5		—		—		286.0		749.6
Salaries and social security taxes		6.6		20.3		12.4		10.9		10.7		9.3
Other liabilities		78.8		241.1		—		—		—		—

Accrued Litigation		13.3		40.6		38.7		37.0		38.9		44.7

Total non-current liabilities		466.9		1,428.7		77.8		71.0		355.8		820.2

Total liabilities	U.S.$	609.2	Ps.	1,864.3	Ps.	2,199.2	Ps.	1,977.7	Ps.	1,851.4	Ps.	2,034.6
Shareholders' equity		545.9		1,670.3		1,377.3		1,526.9		1,616.8		1,406.2

Total liabilities and shareholders' equity	U.S.$	1,155.1	Ps.	3,534.7	Ps.	3,576.5	Ps.	3,504.6	Ps.	3,468.4	Ps.	3,440.8

U.S. GAAP
Current assets	U.S.$	178.8	Ps.	547.0	Ps.	728.8	—	—	—
Property, plant and equipment, net		985.8		3,016.4		3,009.7	—	—	—
Other non-current assets		65.8		201.5		145.5	—	—	—
Total assets	U.S.$	1,230.4	Ps.	3,764.9	Ps.	3,884.0	—	—	—

Current liabilities	U.S.$	153.6	Ps.	470.0	Ps.	2,124.8	—	—	—
Non-current liabilities		727.2		2,225.1		640.3	—	—	—
Total liabilities		880.8		2,695.1		2,765.1

Shareholders' equity		349.6		1,069.8		1,118.8	—	—	—
Total liabilities and shareholders' equity	U.S.$	1,230.4	Ps.	3,764.9	Ps.	3,884.0	—	—	—

	For the year ended December 31,
	2006				2005		2004		2003		2002
	(in millions)
Cash flow data
Operating activities:
Net (loss) income for the year	U.S.$	95.8	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)	Ps.	210.7	Ps.	(582.7)
Adjustment to reconcile net (loss) income to net cash flows provided by (used in) operating activities:
Depreciation of property, plant and equipment		58.5		179.0		178.4		174.9		174.7		175.5
Amortization of Intangible assets		—		—		—		—		—		—
Retirement of property, plant and equipment		0.2		0.6		0.9		0.5		1.4		0.8
Gain on extinguishment of former debt		(58.6)		(179.2)		—		—		—		—
Adjustment to present value of the new notes		(18.7)		(57.1)		—		—		—		—
Income from investments in companies		—		—		—		—		—		(0.1)
Exchange differences, interest and penalties on loans		16.0		49.1		139.0		66.4		(171.4)		625.5
Supplies recovered from third parties		(1.9)		(5.8)		—		—		—		—
Income tax		(54.6)		(167.2)		—		—		—		—
Changes in operating assets and liabilities:
Net decrease (increase) in trade receivables		(12.7)		(39.0)		(37.1)		(13.3)		(4.8)		186.1
Net decrease (increase) in other receivables		(7.5)		(23.1)		(27.2)		9.7		(7.2)		14.3
Decrease (Increase) in supplies		0.5		1.4		(5.4)		4.6		(3.9)		(3.6)
Decrease (increase) in trade accounts payable		21.9		67.1		54.4		52.9		11.2		(141.9)
Increase (decrease) in salaries and social security taxes		8.2		25.2		4.5		1.8		8.6		(18.0)
(Decrease) increase in taxes		(1.9)		(5.7)		23.6		(8.9)		7.6		(75.5)
(Decrease) increase in other liabilities		30.0		91.7		36.8		53.7		14.4		(55.1)
Net increase in accrued litigation		3.1		9.5		7.7		0.7		10.8		37.8
Financial interest paid, net of interest capitalized		(8.7)		(26.7)		(46.5)		(55.5)		(60.3)		(63.4)
Financial interest collected		0.7		2.2		2.0		5.4		5.8		—
Net cash flow provided by (used in) operating activities		70.3		215.0		181.5		202.8		198.0		(525.9)
Investing activities:
Addition to property, plants and equipment		(58.7)		(179.7)		(124.5)		(125.1)		(80.6)		(69.2)
Net cash flow (used in) investing activities		(58.7)		(179.7)		(124.5)		(125.1)		(80.6)		(69.2)
Financing activities:
Decrease in loans		(101.6)		(310.8)		—		—		—		—
Cash dividends		—		—		—		—		—		—
Net cash flows provided by (used in) financing activities		(101.6)		(310.8)		—		—		—	Ps.	625.5
Cash variations:
Cash at beginning of period	U.S.$	100.7	Ps.	308.1	Ps.	251.1	Ps.	173.4	Ps.	56.5	Ps.	26.1
Cash at end of period		10.7		32.7		308.1		251.1		173.4		56.5
Increase (decrease) in cash		(90.0)		(275.5)		57.0		77.8		116.9		30.4

(1)
Figures as of December 2002 are expressed in constant Pesos as of February 28, 2003, as adjusted for changes in accounting criteria under new accounting rules related to intangibles and liabilities (vacation accrual and pension plan).

	Year ended December 31,
	2006	2005	2004	2003	2002
Operating data
Energy sales (in GWh):
Residential	6,250	5,819	5,413	5,150	5,095
Small Commercial	1,433	1,387	1,322	1,192	1,102
Medium Commercial	1,446	1,354	1,293	1,217	1,162
Industrial	3,364	3,195	3,685	2,976	2,244
Wheeling system(1)	3,211	2,984	2,100	2,364	2,584
Others:
Public Lighting	650	642	646	637	633
Shantytowns	261	279	275	257	196
Others(2)	18	17	18	18	17
Customers (in thousands)(3)	2,445	2,404	2,353	2,317	2,250
Energy losses (%)	11.1%	11.0%	11.5%	12.7%	12.3%
MWh sold by employee	6,736.6	6,395.9	5,936.8	5,435.3	5,019.7
Customers per employee	982.3	970.8	940.7	897.6	874.6
(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margin but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)
Represents energy consumed internally by our company and our facilities.

(3)
We define a customer as one meter. We may supply more than one consumer through a single meter. In particular, because we measure our energy sales to each shantytown collectively using a single meter, each shantytown is counted as a single customer.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. Our audited financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Note 34 to our audited financial statements included elsewhere in this prospectus provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net loss and shareholders' equity as of December 31, 2006 and 2005 and for the years then ended. Our audited financial statements have not been adjusted for inflation after February 28, 2003, in accordance with Argentine GAAP. See "Selected financial and operating data."

Overview

        We distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers, with a population of approximately seven million people. Pursuant to our concession, we have the exclusive right to distribute electricity to all users within our concession area, including to wholesale electricity market participants. At December 31, 2006, we had 2,444,989 customers.

        We serve two markets: the regulated market, which is comprised of users who are unable to purchase their electricity requirements directly through the wholesale electricity market, and the unregulated market, which is comprised of large users that purchase their electricity requirements directly from generators in the wholesale electricity market. The terms and conditions of our services and the tariffs we charge users in both the regulated and unregulated markets are regulated by the ENRE.

Factors affecting our results of operations

        Our net sales consist mainly of net energy sales to users in our service area. Our net energy sales reflect the tariffs we charge our customers (which include our energy purchase costs) and reflect deductions for fines and penalties we incur during the year. Any adjustments, however, to our accrual for fines and penalties resulting from increases in our distribution margins are recorded under financial income (expenses) and holding gains (losses). See "Business—Our concession—Fines and penalties."

        In addition, our net sales include late payment charges we bill our customers for delays in payment of their bills, connection and reconnection charges and leases of poles and other network equipment.

        If we fail to comply with the obligations under our concession, we may become subject to fines and penalties imposed by the ENRE. Some of these fines and penalties are payable by granting credits or bonuses to our customers to offset a portion of their electricity charges. Fines and penalties that are not directly related to our customers, such as fines for public safety violations, are paid directly to the ENRE. We deducted Ps. 25.2 million in fines and penalties from our revenues in 2006, Ps. 72.7 million in 2005 and Ps. 36.0 million in 2004. We have incurred significantly higher levels of fines and penalties in recent years, which we believe was due mainly to the political and economic situation in Argentina during these years, as evidenced by the significant increase in fines that we believe are subject to greater discretion on the part of the authorities, such as fines for inconsistencies in technical reports and public safety violations. In September 2005, we entered into an agreement with the Argentine government, which was formally re-executed in February 2006 and ratified in January 2007, pursuant to which the Argentine government has agreed, subject to certain conditions, to forgive approximately one-third of our accrued and unpaid fines and penalties and grant us a payment plan for the remainder of these fines and penalties, which will be adjusted for future increases in our distribution margins, if any. See "Business—Our concession—Fines and penalties."

        The following table sets forth the composition of our net sales for the periods indicated:

	Year ended December 31,
	2006	2005	2004
	(in millions of Ps.)
Energy sales	1,372.5	1,311.0	1,120.9
Fines and penalties	(25.2)	(72.7)	(36.0)

Net energy sales	1,347.3	1,238.2	1,084.9
Late payment charges	12.6	11.6	10.0
Connection charges	2.6	2.6	2.9
Reconnection charges	1.6	1.4	1.1
Pole leases	14.3	8.3	8.3
Net sales	1,378.3	1,262.2	1,107.2

        The following tables show our energy sales by category of customer (in GWh and in Pesos) for the periods indicated:

	Year ended December 31,
	2006		2005		2004		2003		2002
	(in GWh)
Residential	6,250	38%	5,819	37%	5,413	37%	5,150	37%	5,096	39%
Small commercial	1,433	9%	1,387	9%	1,322	9%	1,192	9%	1,102	8%
Medium commercial	1,446	9%	1,354	9%	1,293	9%	1,217	9%	1,162	9%
Industrial	3,364	20%	3,195	20%	3,685	25%	2,976	22%	2,244	17%
Wheeling system(1)	3,211	19%	2,984	19%	2,100	14%	2,364	17%	2,584	20%
Others:
Public lighting	650	4%	642	4%	646	4%	637	4%	633	5%
Shantytowns	261	2%	279	2%	275	2%	257	2%	196	2%
Others(2)	18	—	17	—	18	—	18	—	17	—

Total	16,632	100%	15,677	100%	14,752	100%	13,811	100%	13,034	100%

(1)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margin but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

(2)
Represents energy consumed internally by our company and our facilities.

	Year ended December 31,
	2006			2005			2004			2003(1)			2002(1)
	(in millions of Pesos)
Residential	Ps.	445.4	32%	Ps.	421.8	32%	Ps.	395.7	35%	Ps.	376.9	40%	Ps.	352.2	41%
Small commercial		202.7	15%		197.2	15%		150.3	13%		131.0	14%		118.8	14%
Medium commercial		216.5	16%		204.1	16%		159.0	14%		131.3	14%		124.0	15%
Industrial		376.8	27%		358.6	27%		325.4	29%		200.8	22%		162.8	19%
Wheeling system(2)		60.7	4%		57.1	4%		35.4	3%		39.5	4%		48.0	6%
Others:
Public lighting		46.9	4%		46.3	4%		42.0	4%		39.5	4%		38.4	4%
Shantytowns and others		23.6	2%		26.0	2%		13.1	1%		13.1	1%		9.6	1%
Total		1,372.5	100%	Ps.	1,311.0	100%	Ps.	1,120.9	100%	Ps.	932.1	100%	Ps.	853.7	100%

(1)
Does not include any adjustment for inflation.

(2)
Wheeling charges represent our tariffs for large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margin but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

        Our revenues and results of operations are principally affected by economic conditions in Argentina, changes in our regulated tariffs and fluctuations in demand for electricity within our service area. To a lesser extent, our revenues and results of operations are also affected by service interruptions or reductions in excess of those contemplated by our concession, which may lead us to incur fines and penalties imposed by ENRE.

Argentine Economic Conditions

        Because all of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects demand for electricity, and inflation and fluctuations in currency exchange rates affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

        In December 2001 Argentina experienced an unprecedented crisis that virtually paralyzed the country's economy through most of 2002 and led to radical changes in government policies. The crisis and the government's policies during this period severely affected the electricity sector, as described below. Although over the past four years the Argentine economy has recovered significantly from the crisis and the business and political environment has been largely stabilized, the Argentine government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Argentine government in favor of the electricity sector, such as incentives for the construction of additional generation facilities and the creation of fiduciary funds to further enhance generation, transmission and distribution of electricity throughout the country, set the stage for growth opportunities in our industry.

        The following table sets forth key economic indicators in Argentina during the periods indicated:

	Year ended December 31,
	2006	2005	2004	2003	2002
Real GDP (% change)	8.5	9.2	9.0	8.8	(10.9)
Nominal GDP (in millions of Pesos)	654,413	532,268	447,643	375,909	312,580
Real Consumption (% change)	7.3	8.5	8.3	7.0	(12.8)
Real Investment (% change)	18.7	22.7	34.4	38.2	(36.4)
Industrial Production (% change)	8.3	7.7	10.6	16.3	(10.5)
Consumer Price Index	9.8	12.3	6.1	3.7	41.0
Nominal Exchange Rate (in Ps./U.S.$ at period end)	3.06	3.04	2.98	2.93	3.36
Exports (in millions of U.S.$)	46,569	40,013	34,550	29,939	25,651
Imports (in millions of U.S.$)	34,159	28,692	22,445	13,851	8,990
Trade Balance (in millions of U.S.$)	12,410	11,321	12,105	16,088	16,661
Current Account (% of GDP)	3.8	3.0	2.2	6.3	6.3
Reserves (in millions of U.S.$)	32,037	28,077	19,650	14,120	10,480
Tax Collection (in millions of Pesos)	150,008	119,252	98,285	72,275	50,475
Primary Surplus (in millions of Pesos)	23,156	19,661	17,360	8,688	2,260
Public Debt (% of GDP at December 31)	n.a.	70.7	125.7	140.3	156.7
Public Debt Service (% of GDP)	5.1	5.4	5.8	3.2	5.0
External Debt (% of GDP at December 31)	51.3	64.4	112.4	129.5	160.6

n.a. = Not available.

Sources: National Institute of Statistics and Census (INDEC); Central Bank; Ministry of Economy and Production.

        Following years of hyperinflation and economic recession, in 1991 the Argentine government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including our company). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina's monetary base be fully backed by the Central Bank's gross international reserves. This restrained the Central Bank's ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S.$1.00.

        The Convertibility regime temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment to Argentina. At the same time, Argentina's monetary policy was tied to the flow of foreign capital into the Argentine economy, which increased the vulnerability of the economy to external shocks and led to increased reliance on the services sector of the economy, with the manufacturing, agricultural and industrial sectors lagging behind due to the relative high cost of Peso-denominated products in international markets as a result of the Peso's peg to the U.S. Dollar. In addition, related measures restricted the Central Bank's ability to provide credit, particularly to the public sector.

        Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. This growth slowed from 1998 on, however, as a result of the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the devaluation of Brazil's currency in 1999, which led to the widespread withdrawal of investors' funds from emerging markets, increased interest rates and a decline in exports to Brazil, Argentina's principal export market at the time. According to INDEC, in the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. In the second half of 2001, Argentina's recession worsened significantly, precipitating a political and economic crisis at the end of 2001.

Economic crisis

        Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. On December 21, 2001, the Central Bank decided to close the foreign exchange market, which amounted to a de facto devaluation of the Peso. On December 24, 2001, the Argentine government suspended payment on most of Argentina's foreign debt.

        The economic crisis led to an unprecedented social and political crisis, including the resignation of President Fernando De la Rúa and his entire administration in December 2001. After a series of interim governments, in January 2002 the Argentine congress appointed Senator Eduardo Duhalde, a former vice-president and former governor of the province of Buenos Aires, to complete De la Rúa's term through December 2003.

        On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina's economic model and brought to an end the Convertibility regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps. 1.00 to Ps. 3.90 per U.S. Dollar according to Banco de la Nación Argentina, or Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including our company) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine wholesale price index increased by approximately 118% and the Argentine consumer price index rose approximately 41%.

        The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Following the adoption of the Public Emergency Law, the Argentine government implemented measures, whether by executive decree, Central Bank regulation or federal legislation, attempting to address the effects of the collapse of the Convertibility regime, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

        Pursuant to the Public Emergency Law, the Argentine government, among other measures:

  •
  converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

  •
  froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

  •
  revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession); and

  •
  empowered the Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

        These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina (including our company). Because public utilities were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility regime and included material levels of U.S. Dollar-denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities significantly increased, which combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utilities (including our company) to suspend payments on their foreign currency debt in 2002.

Economic recovery

        Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import-substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002. While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso's value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

        In April 2003, Dr. Néstor Kirchner, the former governor of the province of Santa Cruz, was elected as president for a four-year term. President Kirchner took office in May 2003. President Kirchner has been highly critical of certain policies followed in the 1990s, to which he attributes in large part the crisis that affected Argentina. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments' quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. At the same time, social indicators improved, with the unemployment rate decreasing to 17.3%, and real wages began to recover according to INDEC.

Restructuring of External Debt

        In June 2005, the Argentine government completed a restructuring of Argentina's public external debt, which had been in default since December 2001. Argentina reduced its outstanding principal amount of public debt from U.S.$191.3 billion to U.S.$126.6 billion and extended payment terms. Approximately U.S.$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding according to the Argentine Ministry of Economy and Production, Secretariat of Finance, Undersecretariat of Financing.

        On January 3, 2006, Argentina completed an early repayment of all of its outstanding indebtedness with the IMF, for an amount totaling approximately U.S.$10.0 billion owing under credit lines.

Consolidation of Economic Recovery

  •
  The economy has been recovering strongly since the economic crisis: According to data published by INDEC, the Argentine economy reached a low in the second quarter of 2002 and has been growing rapidly since, with 8.8% growth in 2003, 9.0% in 2004, 9.2% in 2005 and 8.5% in September 30, 2006, led by domestic demand and exports. From a demand perspective, private sector spending was accompanied by a combination of liberal monetary and conservative fiscal policies. Growth in spending, however, has consistently exceeded the rate of increase in revenue and nominal GDP growth. From a supply perspective, the trade sector has benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market. Real exports have improved, in part due to growth in Brazil, and the current account has improved significantly, registering surpluses in 2004, 2005 and 2006.

  •
  Fiscal policy has improved substantially in the last six years: The consolidated public sector primary surplus has improved by 5% of GDP since 2001, from a deficit of 3.3% in 2001 to a surplus of 1.5% in 2006, driven mainly by greater public revenues and cautious public spending according to INDEC.

  •
  Monetary policy has remained expansionary: Real interest rates have remained negative since 2005, which has led to increased domestic spending. The real exchange rate has been stabilized by the Central Bank through U.S. Dollar purchases in the foreign exchange market. According to data published by INDEC, inflation was 6.1% in 2004, 12.3% in 2005, and 9.8% in 2006. The decrease in the rate of inflation in 2006 was due to a regime of price support arrangements implemented by the Argentine government.

  •
  Argentina's risk profile has improved considerably: According to Reuters, based on the U.S. Dollar-denominated BODEN 2012 bond spread over the comparable U.S. treasury note, Argentina's country risk premium decreased from 4,765 basis points as of December 31, 2004 to 471 basis points as of December 31, 2005, and further decreased to 235 basis points as of December 31, 2006. On February 6, 2007, Argentina registered its lowest ever risk premium at 189 basis points. Argentina's risk premium was 215 basis points as of March 30, 2007.

Tariffs

        Our revenues and margins are substantially dependent on the composition of our tariffs and on the tariff setting and adjustment process contemplated by our concession. Our management is currently focused on the renegotiation of our tariff structure, which, if successful, would have a significant impact on our results of operations.

        The following chart shows the variation in our average tariff, including taxes, (in Ps./MWh) in the periods indicated:

        Our tariffs for all of our customers (other than customers in the wheeling system) are composed of:

  •
  the cost of electric power purchases, which we pass on to our customers, and a fixed charge (which varies depending on the category and level of consumption of each customer and their energy purchase prices) to cover a portion of our technical losses in our distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession);

  •
  our regulated distribution margin, which is known as the value-added for distribution, or VAD; and

  •
  any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

        Certain of our large users (which we refer to as wheeling system customers) are eligible to purchase their energy needs directly from generators in the wholesale electricity market and to acquire from us only the service of delivering that electricity to them. Our tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our concession) and our distribution margin. As a result, although the amounts billed to wheeling system customers are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system customers is the same as for sales to other large users because we do not incur the corresponding cost of electric power purchases related to those sales.

Recognition of cost of electric power purchases

        As part of our tariffs, we bill our customers for the costs of our electric power purchases, which include energy and capacity charges. We purchase electric power at a seasonal price, which is approved by the ENRE every six months and reviewed quarterly. In February 2004, the Secretariat of Energy established different seasonal prices for each category of user. See "The Argentine electricity industry" for a description of the operation of the wholesale electricity market in Argentina. Our electric power purchase price reflects transportation costs and certain other regulatory charges (such as the charges imposed by the Fondo Nacional de Energía Eléctrica or National Eletricity Energy Fund). Although under the current regulatory framework, the ENRE is required to adjust seasonal prices every six months, the seasonal price for energy we provide was last updated by ENRE in January 2005, and, since then, no adjustments have been included in our tariffs for this concept. As a result, we have not been able to charge our customers the increases in regulatory charges since January 2005.

        Upon the ratification of the Adjustment Agreement, we began again to charge our non-residential customers the increases in regulatory charges that we had not been allowed to charge to them prior to the ratification of the Adjustment Agreement. As part of the RTI, we expect that we will be able to charge residential customers for accrued amounts for these increases, which we were not permitted to do under the Adjustment Agreement. However, we do not expect these amounts to be significant.

        We purchased a total of 15,489 GWh in 2006, 14,639 GWh in 2005 and 14,573 GWh in 2004 (excluding wheeling system demand). Until 2004, we purchased a portion of our energy needs under long-term supply contracts. Following the adoption of certain amendments to the pricing rules applicable to the wholesale electricity market pursuant to the Public Emergency Law, however, we currently purchase all of our energy supply in the wholesale electricity market. Out of the total GWh purchased in 2004, we purchased 74 GWh pursuant to long-term supply contracts. We have not purchased any energy under long-term supply contracts since that time and we do not anticipate making any material purchases of energy in the term market in the near future.

Recognition of cost of energy losses

        Energy losses are equivalent to the difference between energy purchased and energy sold. These losses may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the customers. Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services and administrative and technical errors. Energy losses require us to purchase additional electricity to satisfy demand and our concession allows us to recover from our customers the cost of these purchases up to a loss factor specified in our concession for each tariff category. Our loss factor under our concession is, on average, 10%. Our management is focused on taking the necessary measures to ensure that our energy losses do not increase above current levels because of their direct impact on our gross margins. However, due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession (i.e., 10%), we currently do not intend to significantly lower our level of losses.

        At the time of our privatization, our total energy losses represented approximately 30% of our energy purchases, of which more than two thirds were non-technical losses attributable to fraud and illegal use of our service. Beginning in 1992, we implemented a loss reduction plan (plan de disciplina del mercado, or market discipline plan) that allowed us to gradually reduce our total energy losses to 10.0% by 2000, with non-technical losses of 2.7%. However, beginning in mid-2001, we experienced an increase in our non-technical losses, as the economic crisis eroded the ability of our customers to pay their bills, and in our technical losses in proportion with the increased volume of energy we supplied during those periods. Our total losses amounted to 11.5% in 2004 and declined to 11.0% in 2005 and 11.1% in 2006.

        The following table sets forth the approximate breakdown between technical and non-technical energy losses experienced in our concession area over the periods indicated:

	Year ended December 31,
	2006	2005	2004	2003	2002
Technical losses	8.6%	8.3%	8.1%	8.0%	7.8%
Non-technical losses	2.5%	2.7%	3.4%	4.7%	4.5%

Total losses	11.1%	11.0%	11.5%	12.7%	12.3%

        Our capital expenditure program includes investments to improve and update our network, which we believe will allow us to maintain our technical losses at current levels despite further increases in demand. See "Business—Energy losses."

Distribution margin or value-added for distribution (VAD)

        Our concession authorizes us to charge a distribution margin for our services to seek to cover our operating expenses, taxes and amortization expenses and to provide us with an adequate return on our asset base.

        Historical Overview of VAD.    Our concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price index (67% of the distribution margin) and the U.S. consumer price index (the remaining 33% of the distribution margin). However, pursuant to the Public Emergency Law, all adjustment clauses in U.S.

Dollars or other foreign currencies and indexation clauses based on foreign indexes or other indexation mechanisms included in contracts to be performed by the Argentine government were revoked. As a result, the adjustment provisions contained in our concession are no longer in force and, from January 2002 through January 2007, we were required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment. These measures, coupled with the effect of accumulated inflation since 2002 and the devaluation of the Peso, have had a material adverse effect on our financial condition, results of operation and cash flows, leading us to record net losses.

        Adjustment Agreement.    On September 21, 2005, we entered into an agreement with the Argentine government relating to the adjustment and renegotiation of the terms of our concession (Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica, or Adjustment Agreement). Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed. The ratification of the Adjustment Agreement by the Argentine government was completed in January 2007. Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement. See "Liquidity and capital resources—Capital expenditures." This increase is subject to a cap in the increase of our average tariff of 15%. Although this increase applies to all of our tariff categories, the amount of the increase must be allocated to our non-residential customers (including large users that purchase electricity in the wheeling system) only, which, as a result, will experience an increase in VAD greater than 28%, while our residential customers will not experience any increase in VAD. The increase is effective retroactively from November 1, 2005 and will remain in effect until the approval of a new tariff scheme under the RTI, as described below.

        The Adjustment Agreement also contemplates a cost adjustment mechanism for the transition period during which the integral tariff review process is being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, requires the ENRE to review our actual distribution costs every six months (in May and November of each year). If the variation between our actual distribution costs and our recognized distribution costs (as initially contemplated in the Adjustment Agreement or, if adjusted by any subsequent CMM, the most recent distribution cost base established by a CMM) is 5% or more, the ENRE is required to adjust our distribution margin to reflect our actual distribution cost base. The ENRE's review is based on our distribution costs during the six-month period ending two months prior to the date on which the ENRE is required to apply the cost adjustment mechanism (on May 1 and November 1) and any adjustment will become effective from such date. The CMM takes into consideration, among other factors, the wholesale and consumer price indexes, current exchange rates, the price of diesel and construction costs and salaries, all of which are weighted based on their relative importance to operating costs and capital expenditures. We may also request that the CMM be applied at any time that the variation between our actual distribution costs and our then recognized distribution costs is at least 10% or more, and any adjustment to our distribution cost base that results from this CMM will become effective retroactively from the date we present the CMM request to the ENRE. We cannot assure you, however, that we will receive any future increases under the CMM.

        On January 30, 2007, the ENRE formally approved our new tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential customers contemplated by the Adjustment Agreement. In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base originally recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins. In the November 2006 CMM, the ENRE determined that our distribution cost base increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time. The next CMM is scheduled for May 2007 and will be based on the variation of our distribution cost base over our distribution cost base as adjusted by the May 2006 CMM.

        We began charging our non-residential customers the new tariffs (as adjusted by the May 2006 CMM) on February 1, 2007. As a result of these increases, we estimate that, beginning in February 2007, the average price for energy sold by us increased to approximately Ps. 0.0966 per KWh (measured in reference to 2006 KWh figures), compared to an average price of Ps. 0.0825 per KWh in 2006. Moreover, had these increases (including the May 2006 CMM) been in effect as of January 1, 2006, we estimate that our gross margin in 2006 would have increased from approximately Ps. 579 million to Ps. 795 million. The ENRE also authorized us to charge our non-residential customers the retroactive portion of these tariff increases for the period from November 2005 through January 2007, which amounts in the aggregate to approximately Ps. 220 million, in 55 monthly installments beginning in February 2007, representing approximately Ps. 50 million each year.

        These increases, and any subsequent increases granted under the CMM, will remain in effect until the approval of a new tariff scheme under the RTI. We currently expect that the RTI will result in a revised tariff structure in 2008, which, at a minimum, will maintain our then current distribution margins following the increases granted under the Adjustment Agreement (including all CMM adjustments). We currently believe that the ENRE's decision will not be subject to further ratification procedures.

        The following table sets forth the relative weight of our distribution margin in our average tariffs per category of customer (other than wheeling system, public lighting and shantytown customers) in our concession area at the dates indicated. Although the VAD and electric power purchases per category of customer are the same, we are subject to different taxes in the Province of Buenos Aires and the City of Buenos Aires.

	VAD			Average Taxes			Electric Power Purchases
Tariff(1)	November 2001	January 2005	February 2007(2)	November 2001	January 2005	February 2007(2)	November 2001	January 2005	February 2007(2)
Residential:
T1R1	49.4%	44.5%	44.5%	28.7%	28.7%	28.7%	21.9%	26.8%	26.8%
T1R2	36.2%	33.0%	33.0%	29.2%	29.2%	29.2%	34.6%	37.8%	37.8%
Small Commercial:
T1G1	55.1%	40.0%	47.8%	25.7%	25.7%	25.7%	19.2%	34.3%	26.5%
T1G2	53.6%	31.1%	43.6%	25.6%	25.6%	25.6%	20.7%	43.2%	30.7%
Medium Commercial (T2)	43.3%	27.9%	35.5%	25.6%	25.6%	25.6%	31.0%	46.4%	38.9%
Industrial:
T3 low tension below 300kw	44.2%	26.5%	34.3%	25.7%	25.7%	25.7%	30.1%	47.8%	40.1%
T3 low tension above 300kw	42.6%	24.5%	32.1%	25.6%	25.6%	25.6%	31.8%	49.9%	42.3%
T3 medium tension below 300kw	29.3%	14.1%	19.7%	25.7%	25.7%	25.7%	45.0%	60.3%	54.6%
T3 medium tension above 300kw	27.3%	12.3%	17.5%	25.7%	25.7%	25.7%	47.0%	62.0%	56.8%

Average tariff	41.2%	28.5%	33.9%	27.2%	27.2%	27.2%	31.5%	44.2%	38.9%

(1)
T1R1 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 kWh. T1R2 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 kWh. T1G1 refers to commercial customers whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 kWh. T1G2 refers to commercial customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 kWh. T2 refers to commercial customers whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to customers whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand customers according to the voltage (tension) at which each customer is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.
(2)
Includes the effect of the increase in VAD pursuant to the Adjustment Agreement, as adjusted by the May 2006 CMM, but excludes the amount of the retroactive portion of the increase for the period from November 2005 through January 2007. These increases are not reflected in the results of operations for the periods discussed below.

        Integral Tariff Revision (Revisión Tarifaria Integral, or RTI).    Pursuant to the Adjustment Agreement, we are also currently engaged in an integral tariff revision process with the ENRE, which we expect will result in a revised tariff structure in 2008 that will, at a minimum, maintain our then current distribution margin levels, following the 28% increase of our non-residential tariffs and the May 2006 CMM adjustment (and any further increases granted under the CMM).

        We expect to present our integral tariff proposal to the ENRE in the second half of 2007, which will include, among other factors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed through to our customers (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return. For this purpose, we will present a post-tax return on our asset base, which we calculate as operating income plus depreciation of property, plant and equipment, less the tax charge resulting from the application to this amount of the legal tax rate (currently, 35%), divided by the value of our gross asset base. The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP. Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession. See "Business—Property, plant and equipment." Based on our method of calculation, we estimate that the post-tax return on our gross asset base was 2.2% in 2006 (on the basis of a gross asset base valued at Ps.6.3 billion at December 31, 2006). However, we estimate that, had these increases (including the May 2006 CMM) been in effect as of January 1, 2006, we would have recorded a post-tax return on our gross asset base of 4.4% in 2006, which we believe is still extremely low considering our annual post-tax return before the economic crisis. Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%. We believe that this method of calculating our return on assets is consistent with the requirements of the Adjustment Agreement, although we cannot guarantee that the ENRE will not decide to use other factors or methods to calculate our return on assets.

        We anticipate that, once the ENRE has reviewed our integral tariff proposal, it will hold a public hearing on the proposal, following which we expect that the ENRE will adopt a revised tariff scheme. We currently expect that the RTI will result in a revised tariff structure in 2008. Based on the parameters of the RTI set forth in the Adjustment Agreement, we expect that this revised tariff scheme will maintain our then current distribution margins following the increases granted under the Adjustment Agreement (including any increases granted pursuant to the CMM) and include a cost adjustment mechanism similar to the CMM. Because the RTI is provided for in the Adjustment Agreement, which was approved by the Argentine congress and ratified by the Argentine executive branch, we believe that the ENRE's decision will not be subject to ratification procedures. See "Risk factors—Risks relating to our business—The Adjustment Agreement may be subject to challenge by Argentine consumer and other groups, which, if successful, could materially adversely affect our ability to implement any tariff adjustments granted by the Argentine government."

        The outcome of the renegotiation of our tariff structure, however, is highly uncertain both as to its timing and final result. We cannot assure you that the renegotiation process will conclude in a timely manner or that the revised tariff structure will cover our costs and compensate us for inflation and currency devaluations in the future and provide us with an adequate return on our asset base. See "Risk factors—Risks relating to our business—Our business and prospects depend on our ability to negotiate further improvements to our tariff structure, including increases in our distribution margin."

        Social Tariff Regime.    According to the Adjustment Agreement, we will be required to apply a social tariff regime as part of our revised tariff structure resulting from the RTI. This regime is a system of subsidized tariffs for the poverty-stricken sectors of the community to be approved by the ENRE in the context of the RTI. The social tariff regime will provide poverty-stricken sectors of the community with the same service and quality of service as other users. The beneficiaries under this regime must register with the Argentine government and meet certain criteria, including not owning more than one home and having a level of electricity consumption that is not higher than a maximum to be established by the government. According to the Adjustment Agreement, the Argentine government will subsidize the increased costs associated with the social tariff regime in part with contributions by users not subject to this regime. We will be required to cover a portion of these costs by not charging the beneficiaries of this regime for reconnection expenses and installation of new equipment, updating our billing system and granting payment plans to beneficiaries for existing past-due electricity bills. We currently anticipate that the incremental cost to us of providing services under the social tariff regime will not be significant. However, we cannot guarantee that the social tariff regime will be implemented in the manner, or under the terms, we currently anticipate.

Demand

        Energy demand depends to a significant extent on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electricity varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. As a result, energy demand is affected by Argentine governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls, taxes and energy tariffs.

Electricity demand

        The following table sets forth the amount of electricity generated in Argentina and electricity purchases by our company in each of the periods indicated.

Year	Electricity Demand(1)	Edenor Demand(2)	Edenor's Demand as a % of Total Demand
	(in GWh)
1994	55,827	11,386	20.4%
1995	57,839	11,629	20.1%
1996	61,513	12,390	20.1%
1997	66,029	13,046	19.8%
1998	69,103	13,768	19.9%
1999	71,689	14,447	20.2%
2000	75,591	15,148	20.0%
2001	78,098	15,414	19.7%
2002	76,483	14,865	19.4%
2003	82,261	15,811	19.2%
2004	87,477	16,673	19.1%
2005	92,340	17,623	19.1%
2006	97,590	18,700	19.2%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)
Includes demand in the Patagonia wholesale electricity market (Mercado Eléctrico Mayorista Sistema Patagónico, or MEMSP).
(2)
Calculated as electricity purchased by us and our wheeling system customers.

        The following table sets forth population and customer growth data for the areas and periods indicated.

	Argentina		City of Buenos Aires		Greater Buenos Aires		Edenor
Year	Population	% change (previous year)	Population	% change (previous year)	Population	% change (previous year)	Customers	% change (previous year)
1994	33,668,665	—	2,908,769	—	8,216,105	—	2,083,126	—
1995	34,047,214	1.12%	2,889,854	(0.65)%	8,293,743	0.94%	2,089,060	0.28%
1996	34,399,581	1.03	2,870,924	(0.66)	8,371,714	0.94	2,139,451	2.41
1997	34,745,807	1.01	2,851,982	(0.66)	8,450,013	0.94	2,189,652	2.35
1998	35,135,933	1.12	2,833,030	(0.66)	8,528,639	0.93	2,206,467	0.77
1999	35,500,001	1.04	2,814,070	(0.67)	8,607,589	0.93	2,240,300	1.53
2000	35,878,053	1.06	2,795,106	(0.67)	8,656,859	0.57	2,259,285	0.85
2001	36,260,130	1.06	2,776,138	(0.68)	8,684,438	0.32	2,266,164	0.30
2002	36,616,276	0.98	2,757,170	(0.68)	8,846,348	1.86	2,250,454	(0.69)
2003	37,036,535	1.15	2,738,203	(0.69)	8,926,561	0.91	2,317,157	2.96
2004	37,430,949	1.06	2,719,240	(0.69)	9,007,080	0.90	2,353,211	1.56
2005*	37,809,002	1.01	2,730,870	0.43	9,069,530	0.69	2,404,141	2.16
2006*	38,209,777	1.06	2,715,304	(0.57)	9,151,156	0.90	2,444,989	1.70

*
Estimated.

Source: Fundación Norte y Sur

        Electricity demand in our concession area has grown an average of 4.3% per annum since 1994. The evolution of demand shows two growth periods interrupted by a slight decline in demand in 2002 attributable to the economic crisis.

        The following graph represents the annual growth of energy purchased to satisfy the demand of each operating area from 1994 through 2006:

         From 1994 through 2000, demand in our service area increased an average of 4.9% per annum, with a peak of 6.5% in 1996. Although demand generally grew in all of our customer segments during the years before the economic crisis, demand by our high-demand customers and wheeling system customers showed the strongest growth rate during this period. Beginning in mid-2001 through 2002, the decline in the overall level of economic activity and the deterioration in the ability of many of our customers to pay their bills as a result of the crisis led to an overall decrease in demand for electricity and an increase in non-technical energy losses. After the economic crisis, however, demand started growing again, increasing an average of 5.9% per annum from 2003 through 2006. This increase in demand was due to renewed growth in the Argentine economy since the second half of 2003 and the relative low cost of energy to consumers, in real terms, resulting from the freeze of our distribution margin and the elimination of the inflation adjustment provisions of our concession in 2002. Demand by residential customers increased by 7.4% in 2006, primarily due to the addition of new appliances and the relative low cost of energy, in real terms. Demand by our high-demand customers and wheeling system customers has also experienced an increase in demand in recent years due to increased economic activity, particularly in the industrial sector (which includes wheeling customers), with demand growing by 6.4% in 2006.

        The small commercial category of customers registered a decrease in demand in 2002, but recovered slightly after the initial effects of the economic crisis due to the sensitivity of customers in this category to the economic status of their small businesses. The medium commercial category of customers has generally demonstrated the same volatility in demand as low-demand customers in recent years.

        Public lighting demand has declined significantly over the past few years due to the introduction of low-consumption lighting. We believe that the public lighting category will continue to register low demand despite continued economic expansion and urban development. After having increased significantly in 2005, demand in shantytowns stabilized in 2006, remaining in line with historic growth levels, and was below the increase in demand for our low demand residential category of customers. However, overall demand in this category is relatively small in comparison to other larger categories of our customers. See "Framework agreement (Shantytowns)."

        The Argentine government has also implemented a Plan de Uso Racional de la Energía Eléctrica (Rational Use of Electric Energy Plan, or PUREE) in an attempt to curb increases in energy demand by offering rewards to residential and small commercial customers who reduce their energy usage in comparison to their use in 2003. In 2005, the Argentine Government implemented a second version of the PUREE (PUREE II), which rewards residential and small commercial customers based on their usage in 2003 and industrial customers based on their usage in 2004. The PUREE II also penalizes industrial customers whose usage exceeds 90% of 2004 levels and penalizes residential customers with bi-monthly consumption levels at or above 300 KWh and small commercial customers whose usage exceeds 90% of their usage levels for 2003. Residential customers with consumption levels below 300 KWh are exempt from penalty. In spite of the PUREE, energy demand has continued to increase during the two years it has been in effect.

        We believe that the recent increase in our distribution margin will not have an adverse effect on demand, as energy costs remain relatively low in real terms. We cannot assure you that the tariffs that result from the RTI or future economic, social and political developments in Argentina, over which we have no control, will not have an adverse effect on energy demand in Argentina. See "Risk factors—Risks related to the electricity distribution sector—Electricity demand may be affected by recent or future tariff increases."

Capacity demand

        Demand for installed capacity to deliver electricity generally increases with growth in demand for electricity. However, since the 2001 crisis no new generation plants have been built due to the lack of economic incentives in the sector following the economic crisis and the subsequent implementation of tariff restrictions by the government. A lack of generation capacity would place limits on our ability to grow and could lead to increased service disruptions, which could cause an increase in our fines. See "Risk factors—Risks relating to the electricity distribution sector—Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies' ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies."

        In response to the lack of construction of new generation plants, the Argentine government successfully solicited bids in November 2006 for the construction of two new thermal generation plants that will contribute an additional 800 MW each of energy production. The cost of construction of these plants will be funded with net revenues of generators derived from energy sales in the spot market, with a special charge to our non-residential customers per MWh of energy billed and with a specific charge from CAMMESA applicable to large users. The plants are scheduled to be completed by late 2008 or early 2009. In addition to the construction of these two new thermal generation plants, in September 2006 the Secretariat of Energy of the Ministry of Federal Planning, Public Investment and Services issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina's economic recovery after the crisis. This Resolution seeks to create incentives for energy generation plants to meet increasing energy needs. See "The Argentine electricity industry—Historical Background." The government has also required us to finance 24%, and Empresa Distribuidora Sur S.A.(Edesur) 26%, of the construction costs of two high-tension 220 KWh lines between the Central Puerto and Central Costanera generators and the Malaver network, which will provide access to an additional 600MWh of energy from the Central Puerto and Central Costanera generators that currently cannot be distributed due to saturation of their grids. We estimate that we will be required to contribute an aggregate of approximately Ps. 39.3 million to construction of the Malaver network under the scheduled capital expenditures of the Adjustment Agreement, Ps. 15.8 of which we were required to contribute in 2006. However, because the commencement of the Malaver project was subject to the ratification of the Adjustment Agreement, we were not able to begin work on this project in 2006. The actual costs of this project will be determined at the time we receive and accept bids from third party contractors in connection with the project.

        We cannot assure you that these new initiatives will be implemented in a timely manner or that they will be able to serve our energy demands in the manner we anticipate.

Seasonality

        Seasonality has a significant impact on the demand for electricity in our concession area, with electricity consumption peaks in summer and winter. The impact of seasonal changes in demand is registered primarily in our residential and small commercial customer categories. The seasonal changes in demand are attributable to the impact of various climatological factors, including weather and the amount of daylight time, on the usage of lights, heating systems and air conditioners.

        The impact of seasonality on industrial demand for electricity is less pronounced than on the residential and commercial sectors for several reasons. First, different types of industrial activity by their nature have different seasonal peaks, such that the effect on them of climate factors is more varied. Second, industrial activity levels tend to be more significantly affected by the economy, and with different intensity levels depending on the industrial sector.

        The chart below shows seasonality of demand in our residential customer category for the periods indicated.

        The chart below shows seasonality of demand in our small commercial customer category for the periods indicated.

        The chart below shows seasonality of demand in our medium commercial customer category for the periods indicated.

        The chart below shows seasonality of demand in our industrial customer category for the periods indicated.

Taxes on electricity tariffs

        Sales of electricity within our service area are subject to certain taxes, levies and charges at the federal, provincial and municipal levels. These taxes vary according to location and type of user. In general, residential and governmental users are subject to a lower tax rate than commercial and industrial users. Similarly, taxes are typically higher in the Province of Buenos Aires than in the City of Buenos Aires. All of these taxes are billed to consumers along with electricity charges.

Framework agreement (Shantytowns)

        We also supply electricity to low-income areas and shantytowns within our concession area under a special regime established pursuant to a framework agreement that we, Edesur and Empresa

Distribuidora La Plata S.A. (Edelap) entered into in October 2003 with the Argentine government and the Province of Buenos Aires, which contains terms similar to a prior framework agreement entered into in 1994. Pursuant to the 2003 framework agreement, we are compensated for the service we provide to shantytowns by a commission in each shantytown that collects funds from residents of the shantytown. In addition, we are compensated by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government and the Province of Buenos Aires each contributes and to which each is severally liable. The 2003 framework agreement took effect retroactively from September 1, 2002 and was to remain in effect through the earlier of December 31, 2006 or the full normalization of the shantytowns. We are currently in the process of negotiating the extension of the framework agreement going forward and do not expect a significant change in its terms. Our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the Framework Agreement amounted to Ps. 45.6 million as of December 31, 2006 and Ps. 58.0 million as of December 31, 2005, compared with Ps. 35.4 million at December 31, 2004. See "Business—Framework agreement (Shantytowns)."

Operating Expenses

        Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing and purchases of materials and supplies, among others.

        After depreciation, our highest expenses are typically salaries and social security taxes. We believe that future increases in our salary and social security expenses will result primarily from salary raises rather than from a significant growth in our work force, which we anticipate will remain relatively stable in the near future. We typically adjust our salaries at the beginning of each fiscal year to match inflation, although in 2005 and 2006 we implemented a mid-year salary increase. As a result, our salaries in 2007 will be higher than those that would have resulted from an ordinary inflation adjustment.

        We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market. We had approximately 3,156 third-party employees under contract with our company as of December 31, 2006 and 2,995 as of December 31, 2005. This increase was due to a series of projects we undertook in November and December of 2006 to make improvements to our network and address any service issues more quickly and effectively during the summer months (Plan Verano). As of February 26, 2007, we had approximately 2,947 third-party employees under contract with our company. The number of third-party employees under contract does not directly relate to the number of third-party employees actually performing services for our company at any given time, as we only pay for the services of these employees on an as-needed basis. See "Business—Employees."

        Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Critical accounting policies and estimates

        A summary of our significant accounting policies is included in notes 2 and 3 of our audited financial statements, which are included in this prospectus. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management's most subjective judgments. Our most critical accounting policies and estimates are described below.

Allowance for doubtful accounts

        Our trade receivables include services billed but not collected, and services accrued but not billed as of the end of each period, net of an allowance for doubtful accounts. The allowance for doubtful accounts is assessed based on the historical levels of collections for services billed through the end of each period and subsequent collections. Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period. The related charges to the allowance for doubtful accounts are included in selling expenses.

	Year ended December 31,
	2006	2005	2004
	(in millions of Ps.)
Allowance for doubtful accounts:
Beginning balance	20.2	33.8	24.8
Additions	10.9	18.0	21.8
Retirements	(5.5)	(31.6)	(12.8)
Ending balance	25.6	20.2	33.8

        During 2006, 2005 and 2004, the additions to the allowance for doubtful accounts amounted to Ps. 10.9 million, Ps. 18.0 million and Ps. 21.8 million, respectively, and the retirements amounted to Ps. 5.5 million, Ps. 31.6 million and Ps. 12.8 million, respectively. During 2005, there was a recovery of the allowance for doubtful accounts amounting to approximately Ps. 8.0 million, mainly due to the effects of the Framework Agreement, which led to changes in management's prior assessment of our ability to collect the related accounts receivables. As of December 31, 2006, 2005 and 2004, the allowance for doubtful accounts was Ps. 25.6 million, Ps. 20.2 million and Ps. 33.8 million, respectively.

Revenue Recognition

        We recognize our revenues from operations, which relate primarily to electricity distribution, on an accrual basis. These revenues include energy supplied (whether billed or unbilled) at year-end, valued on the basis of applicable tariffs. We also recognize revenues from other components of our distribution services, such as new connections, pole rentals and the transportation of energy to other distribution companies. We recognize revenues when our revenue earning process has been substantially completed, the amount of revenues may be reasonably measured and we believe we are entitled to enjoy the economic benefit derived from such revenues. Accordingly, we recognized the retroactive increase in revenues resulting from the tariff increase pursuant to the ratification of the Adjustment Agreement when the ENRE issued its resolution authorizing our new tariff schedule and subsequently published such resolution in the Argentine Official Gazette on January 8, 2007.

Impairment of long-lived assets

        We periodically evaluate the carrying value of our long-lived assets for impairment. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recovered. Until December 31, 2005, we considered the carrying value of the long-lived assets to be impaired when the expected undiscounted cash flows were less than their carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived assets. Fair market value was determined as of December 31, 2006 primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. We have made projections in order to determine the recoverable value of our non current assets based on the estimated outcome of the RTI. As from January 1, 2006, the comparison of carrying values and recoverable values of certain assets are calculated using discounted cash flows instead of undiscounted cash flows. No impairment was recognized during the periods presented. We do not foresee likely circumstances in the near future that would result in the recognition of an impairment of long-lived assets.

Accrued litigation

        We recognize contingent liabilities with respect to existing or potential claims, lawsuits and other legal proceedings and record an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals are based on the then most recent developments, our assessment of the likely outcome of the litigation and our counsel's advice in dealing with, litigating and settling this and other similar legal matters. Changes to the accrual may be necessary if future events differ substantially from the assumptions used in the assessment for each period. In 2006, we recorded a net increase to our accrual for litigation of Ps. 9.5 million due to new litigation and changes in our valuation of existing litigation. Our accrual for litigation amounted to Ps. 66.5 million at December 31, 2006, Ps. 57.0 million at December 31, 2005 and Ps. 49.3 million at December 31, 2004.

Income tax and tax on presumptive minimum income

        Until December 31, 2002, we determined our income tax charge by applying the legal tax rate of 35% to our taxable income for the year. During this period, the effect of temporary differences between book value and the taxable basis was not considered. Since 2003, current generally accepted accounting principles in Argentina require us to determine the income tax charge under the deferred tax method. This method involves the recognition of certain assets and liabilities in cases where there is a temporary difference between the accounting valuation and the tax valuation of those assets and liabilities, excluding differences in price levels on assets and liabilities as adjusted for inflation and their historical tax basis, which are treated as permanent differences.

        As of December 31, 2005 and 2004, a valuation allowance had been recorded in our financial statements to reduce the deferred tax assets. Based on available information as of the end of each of those years, it was more likely than not that these deferred tax assets would not be realized. The amount of the valuation allowance is based on various factors, such as historical taxable income, projected future taxable income, the experience with previous tax audits and different interpretations of tax regulations by the tax authority. As of December 31, 2006, the valuation allowance of the deferred tax assets was partially reversed mainly due to the fact that, as a consequence of the ratification of the Adjustment Agreement in January 2007 and the renegotiation of our financial debt in April 2006, we expect to generate taxable income that will allow us to offset a significant portion of the tax loss carryforwards we generated in 2002 before such offset becomes barred by the applicable statute of limitations. The table below summarizes our tax loss carryforwards as of December 31, 2006, in thousands of Pesos:

	Carryforward Amount	Effect on Net Income of Carryforward Amount(1)	Year Carryforward Expires
Tax loss carryforward for year-ended December 31, 2002	387,343	135,570	2007
Tax loss carryforward for year-ended December 31, 2005	23,761	8,316	2010

Total tax loss carryforward as of December 31, 2006	411,104	143,886

(1)
Assumes 35% tax rate and the availability of taxable income in future periods.

Labor cost liabilities

        Labor cost liabilities and early retirement payables correspond to the following charges:

  •
  paid leave for accumulated vacation;

  •
  bonuses to employees with a specified number of years of employment and who are included in our collective bargaining agreements;

  •
  benefits to employees (pension plan) which are included in our collective bargaining agreements, to be given at the time of retirement; and

  •
  early retirement payables.

        Our accruals for early retirement payables amounted to Ps. 8.1 million at December 31, 2006, Ps. 3.0 million at December 31, 2005 and Ps. 3.1 million at December 31, 2004.

        Liabilities related to bonuses and benefits to employees (pension plans) are calculated considering all rights accrued by the beneficiaries of both plans as of period end based on an actuarial report issued by an independent professional as of that date. These liabilities are recorded as bonuses accrued and provisions for benefits to personnel, respectively. Our liabilities related to bonuses and benefits to employees (pension plans) amounted to Ps. 14.5 million at December 31, 2006, Ps. 10.8 million at December 31, 2005 and Ps. 9.1 million at December 31, 2004. Actuarial calculations are typically based on the following key assumptions: employee turnover, actual salary increases, mortality ages, disability studies, retirement age probability studies, discount rates and inflation. These assumptions change as market and economic conditions change. See notes 3 and 34 to our audited financial statements included elsewhere in this prospectus for further information on our labor cost liabilities.

Financial debt

        As of December 31, 2006, we recorded our financial debt in our balance sheet at the fair value reflecting our management's best estimate of the amounts expected to be paid at each period end. The fair value is determined as the present value of the future cash flows to be paid (including payment of interest) under the terms of the debt discounted at a rate commensurate with the risk of the debt instrument and time value of money. During the year ended December 31, 2006, we recorded the restructuring of debt after receiving consents to our restructuring from holders of 100% of our defaulted debt. The debt extinguishment generated a one-time gain of Ps. 179.2 million. We did not record any adjustment to present value before the year ended December 31, 2006 because our financial debt was in default. The adjustment to present value of the future cash flows of the debt issued in the restructuring, using a market interest rate of 10% per annum, generated a gain of Ps. 57.1 million in the year ended December 31, 2006.

Principal differences between Argentine GAAP and U.S. GAAP

        Our financial statements are prepared in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from U.S. GAAP. Note 34 to our audited financial statements included elsewhere in this prospectus, provides a description of the significant differences between Argentine GAAP and U.S. GAAP, as they related to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders' equity as of December 31, 2006 and 2005 and for the years then ended. The principal differences between Argentine GAAP and U.S. GAAP as they relate to us in these years are the results of our debt restructuring, the treatment of deferred income taxes, the capitalization of interest, the treatment of asset retirement obligations, capital transaction—operator's compensation, our expenses related to this offering and the treatment of certain pension plan liabilities in accordance with FASB 158. Each of these differences affects either net income (loss) or shareholders' equity. See Note 34 to our audited financial statements included elsewhere in this prospectus for a discussion of these differences and the effect on our results of operations and financial position.

Results of Operations

Summary of results

	Year ended December 31,
	2006		2005		2004
	(in millions of Pesos)
Net sales	Ps	1,378.3	Ps.	1,262.2	Ps.	1,107.2
Electric power purchases		(799.1)		(757.7)		(599.1)

Gross margin		579.3		504.5		508.1
Transmission and distribution expenses		(362.1)		(346.1)		(332.8)
Administrative expenses		(93.3)		(72.9)		(60.7)
Selling expenses		(87.9)		(86.0)		(81.8)

Net operating (loss) income		35.9		(0.4)		32.7
Financial income (expenses) and holding gains (losses)
Generated by assets		16.5		14.4		4.0
Generated by liabilities		(140.0)		(162.9)		(114.6)
Gain on extinguishment of former debt		179.2		—		—
Adjustment to present value of the new notes		57.1		—		—
Other expenses, net		(22.9)		(0.7)		(12.0)
Net (loss) income before income tax		125.9		(149.6)		(89.9)
Income tax		167.2		—		—

Net (loss) income	Ps.	293.1	Ps.	(149.6)	Ps.	(89.9)

Year ended December 31, 2006 compared with year ended December 31, 2005

Net sales

        Our net sales increased 9.2% to Ps. 1,378.3 million in the year ended December 31, 2006, from Ps. 1,262.2 million in the year ended December 31, 2005, due to a 4.7% increase in energy sales and a 65.3% reduction in fines and penalties. Net energy sales represented 97.7% of our net sales in the year ended December 31, 2006 and 98.1% in the year ended December 31, 2005. Late payment charges, pole leases and connection charges represented the remainder of our net sales.

        Energy sales increased 4.7% to Ps. 1,372.5 million in the year ended December 31, 2006, from Ps. 1,311.0 million in the year ended December 31, 2005, primarily as a result of a 6.1% increase in the volume of energy sold (16,632 GWh sold in the year ended December 31, 2006 from 15,677 GWh sold in the year ended December 31, 2005). The increase in volume in 2006 compared to 2005 is attributable to:

  •
  a 4.3% increase in the average GWh consumption per customer, which we believe is due to the general improvement in macroeconomic conditions in Argentina; and

  •
  a 1.7% increase in the number of our customers.

Electric power purchases

        Our electric power purchases increased 5.5% to Ps. 799.1 million for the year ended December 31, 2006 from Ps. 757.7 million for the year ended December 31, 2005, primarily due to a 5.8% increase in the volume of electricity purchased (15,489 GWh in the year ended December 31, 2006 from 14,639 GWh in the year ended December 31, 2005) resulting from an increase in demand, which we believe was attributable to an improvement in macroeconomic conditions in Argentina and to a shift by a number of our wheeling system customers (for whom we do not purchase energy) to the industrial category of customers. The shift of our wheeling system customers to industrial customers resulted in a 7.6% increase in energy purchased in the industrial customer category. Total energy demand (including wheeling system demand) increased 6.1% in 2006.

Gross margin

        Our gross margin increased 14.8% to Ps. 579.3 million in the year ended December 31, 2006 from Ps. 504.5 million in the year ended December 31, 2005. Our gross margin as a percentage of net sales increased to 42.0% in the year ended December 31, 2006 from 40.0% in the year ended December 31, 2005, due to a reduction in fines and penalties and an increase in energy sales and pole leases.

Transmission and distribution expenses

        Transmission and distribution expenses increased 4.6% to Ps. 362.1 million in the year ended December 31, 2006 from Ps. 346.1 million in the year ended December 31, 2005 due to a Ps. 22.5 million increase in salaries and social security taxes attributable to an increase in compensation required by the terms of our collective bargaining agreements and applicable labor regulations, and a Ps. 15.5 million increase in outsourcing attributable to price increases in outsourcing service contracts and increases in projects to make improvements to our network in November and December of 2006 and in our program to address any service issues more quickly and effectively during the summer months. These increases were partially offset by a Ps. 19.8 million decrease related to fees owed to our former controlling shareholder, EDF S.A., following the renegotiation of our operating agreement with EDF in September 2005. We anticipate further increases in salaries and social security taxes in our transmission and distribution activities in the near future, which we will seek to recover through the Cost Monitoring Mechanism contemplated by the Adjustment Agreement.

        The following are the principal components of our transmission and distribution expenses for the periods indicated:

	Year ended December 31,
	2006			2005
	(in millions of Pesos and in %)
Salaries and social security taxes	Ps.	96.8	26.7%	Ps.	74.3	21.5%
Supplies		20.1	5.6%		16.6	4.8%
Outsourcing		53.8	14.9%		38.3	11.1%
Depreciation of property, plant and equipment		171.2	47.3%		175.6	50.7%
Technical assistance fee/operating agreement(1)		7.1	2.0%		26.9	7.8%
Others		13.1	3.6%		14.4	4.1%

Total	Ps.	362.1	100.0%	Ps.	346.1	100.0%

(1)
Replaced operator fee as from 2005. Administrative expenses

        Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, legal actions and administrative systems maintenance, taxes on financial transactions and advertising.

        Administrative expenses increased 28.0% to Ps. 93.3 million in the year ended December 31, 2006 from Ps. 72.9 million in the year ended December 31, 2005, primarily as a result of:

  •
  a Ps. 3.8 million (24.2%) increase in other expenses attributable mainly to a Ps. 3.5 million increase in depreciation of property, plant and equipment;

  •
  a Ps. 6.6 million (26.4%) increase in salaries and social security taxes attributable to an increase in compensation required by the terms of our collective bargaining agreements and applicable labor regulations;

  •
  a Ps. 5.9 million increase in advertising expenses (including institutional relations, radio advertising and community service programs principally related to a special program targeting efficient energy use among our customers); and

  •
  a Ps. 1.9 million (30.6%) increase in computer services due mainly to the scheduled renewal of our software licenses.

        The following are the principal components of our administrative expenses for the periods indicated:

	Year ended December 31,
	2006		%	2005		%
	(in millions of Pesos)
Salaries and social security taxes	Ps.	31.6	33.9%	Ps.	25.0	34.3%
Computer services		8.1	8.7		6.2	8.5
Outsourcing		4.9	5.3		4.8	6.6
Advertising expenses		10.0	10.7		4.1	5.6
Tax on financial transactions		19.2	20.6		17.1	23.4
Others		19.5	20.9		15.7	21.4

Total	Ps.	93.3	100.0%	Ps.	72.9	100.0%

Selling expenses

        Our selling expenses include expenses related to services to customers at our commercial offices, billing management, invoice mailing, collection, and collection procedures, as well as allowances for doubtful accounts.

        Selling expenses increased 2.2% to Ps. 87.9 million in the year ended December 31, 2006 from Ps. 86.0 million in the year ended December 31, 2005, primarily as a result of a Ps. 3.0 million increase in outsourcing attributable to a price increase in outsourcing services contracts and a Ps. 2.1 million increase in salaries and social security taxes attributable to an increase in compensation required by the terms of our collective bargaining agreements and applicable labor regulations. These increases were partially offset by a Ps. 6.4 million decrease in our allowance for doubtful accounts attributable to a decline in late payments. Our allowances for doubtful accounts represented 8.6% of our trade receivables at December 31, 2006, compared to 8.0% at December 31, 2005.

        The following are the principal components of our selling expenses for the periods indicated:

	Year ended December,
	2006		%	2005		%
	(in millions of Pesos)
Salaries and social security taxes	Ps.	20.5	23.3%	Ps.	18.4	21.4%
Allowance for doubtful accounts		11.6	13.2		18.0	20.9
Outsourcing		25.1	28.6		22.1	25.7
Taxes and charges		9.1	10.3		9.0	10.5
Others		21.6	24.6		18.5	21.4

Total	Ps.	87.9	100.0%	Ps.	86.0	100.0%

Net operating (loss) income

        Net operating income increased to Ps. 35.9 million in the year ended December 31, 2006 from a loss of Ps. 0.4 million in the year ended December 31, 2005, primarily as a result of the Ps. 74.8 million (14.8%) increase in our gross margin, which was partially offset by the Ps. 20.4 million (28.0%) increase in administrative expenses and a Ps. 16.0 million (4.6%) increase in transmission and distribution expenses.

Financial income (expenses) and holding gains (losses)

        Financial income and holding gains generated by assets represented a gain of Ps. 16.5 million in the year ended December 31, 2006, compared to a gain of Ps. 14.4 million in the year ended December, 2005, due primarily to an increase in interest income to Ps. 13.9 million in 2006 from Ps. 12.9 million in 2005, which was mainly attributable to interest earned on past due receivables.

        Financial expenses generated by liabilities primarily include financial interest, exchange gains and losses, adjustments to fines and penalties, if any, and other expenses. Financial expenses generated by liabilities for the year ended December 31, 2006 represented a loss of Ps. 140.0 million compared to a loss of Ps. 162.9 million in the year ended December 31, 2005. This improvement was primarily due to a significant reduction in interest expense (to Ps. 54.3 million in 2006 from Ps. 119.5 million in 2005) as a result of our debt restructuring, and to a lower variation in the value of the Peso against the U.S. Dollar and a reduction in our U.S. Dollar-denominated debt, which resulted in lower exchange losses (Ps. 13.3 million in the year ended December 31, 2006 compared to Ps. 29.0 million in the year ended December 31, 2005). These results were partially offset by a Ps. 47.0 million increase attributable to an adjustment we made to our fines and penalties in order to comply with the Adjustment Agreement and by an increase in financial expenses (to Ps. 25.4 million in the year ended December 31, 2006 from Ps. 14.1 million in the year ended December 31, 2005), mainly attributable to a Ps. 8.0 million financial assistance fee paid to EASA and to expenses related to this offering totaling Ps. 10.7 million. We were required to make an adjustment to a portion of our accrued fines and penalties to reflect the recent increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM.

Financial debt result, net

        Our results of operations for the year ended December 31, 2006 include the gain related to the extinguishment of former debt. We recorded a non-recurring net gain of Ps. 179.2 million in 2006, reflecting the recognition of a Ps. 55.3 million waiver of principal amount on our financial debt, a Ps. 75 million waiver of accrued interest on our financial debt and a Ps. 65.7 million waiver of penalties related to the non-payment of our financial debt, which more than offset Ps. 16.8 million in related restructuring costs.

Adjustment to present value of the new notes

        We recorded a gain of Ps. 57.1 million as a result of the adjustment to present value of payments due on our new debt instruments issued in our debt restructuring. We did not record any adjustment to present value in the year ended December 31, 2005 because our financial debt was in default. See "—Critical accounting policies and estimates—Financial debt."

Other expenses, net

        Other income (expenses), net, includes principally voluntary retirements and terminations, severance, revenues from outsourcing services we provide to third parties, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits. We recorded other expenses, net, of Ps. 22.9 million in the year ended December 31, 2006, compared to other expenses, net, of Ps. 0.7 million in the year ended December 31, 2005, primarily as a result of the forgiveness of the debt with EDF concerning an operator compensation fee of Ps. 25.9 million owed to EDF for services rendered in 2005, which was renegotiated in September 2005.

Income tax

        We recorded a Ps. 167.2 million income tax gain in the year ended December 31, 2006 due to the partial reversal of the valuation allowance of our net deferred tax assets, the effect of which is recognized in our statement of income in accordance with Argentine GAAP. This partial reversal was a consequence of the ratification of the Adjustment Agreement in January 2007 and the restructuring of our debt in April 2006, which will allow us to generate taxable income that will in turn be offset by the tax loss carryforwards dating back to 2002.

Net (loss) income

        We recorded net income of Ps. 293.1 million for the year ended December 31, 2006, compared to net loss of Ps. 149.6 million for the year ended December 31, 2005, primarily as a result of the gains recorded in connection with the restructuring of our outstanding financial debt (including the adjustment to present value of the notes issued in the restructuring) and the related recognition in income of the partial reversal of the valuation allowance of our net deferred tax assets.

Year ended December 31, 2005 compared with year ended December 31, 2004

Net sales

        Our net sales increased 14.0% to Ps. 1,262.2 million in the year ended December 31, 2005 from Ps. 1,107.2 million in the year ended December 31, 2004, primarily due to a 14.1% increase in net energy sales (which in 2005 totaled Ps. 1,238.2 million compared to Ps. 1,084.9 million in 2004). Net energy sales represented 98.1% of our net sales in 2005 and 98.0% in 2004 and grew more slowly than energy sales because of increased fines and penalties in 2005 (to Ps. 72.7 million in 2005 from Ps. 36.0 million in 2004).

        Energy sales increased 17.0% to Ps. 1,311.0 million in the year ended December 31, 2005 from Ps. 1,120.9 million in the year ended December 31, 2004, primarily as a result of a 15.2% increase in the average selling price per KWh (to Ps. 0.0988/KWh in 2005 from Ps. 0.0858/KWh in 2004, not including wheeling charges), and a 6.3% increase in the volume of energy sales (to 15,677 GWh sold in 2005 from 14,752 GWh sold in 2004, including deliveries to customers under the wheeling system). The increase in sales can be further attributed to:

  •
  reductions in our non-technical energy losses achieved by converting many illegal connections into paying customers;

  •
  a 4.0% increase in the average GWh consumption per customer as a result of a general improvement in macroeconomic conditions in Argentina, including increases for all of our categories of customers excluding industrial customers, for which consumption decreased only as a result of the shift of customers in the industrial category to the wheeling system; and

  •
  a 2.2% increase in the number of our customers.

Electric power purchases

        Our electric power purchases increased 26.5% to Ps. 757.7 million for the year ended December 31, 2005 from Ps. 599.1 million for the year ended December 31, 2004, primarily due to:

  •
  a 25.9% increase in the average purchase price (to 51.76 $/MWh in 2005 from 41.11 $/MWh in 2004); our average purchase price does not vary at the same rate as the average selling price because the average selling price includes other components, such as the distribution margin, in addition to the cost of electric power purchases; and

  •
  a 0.5% increase in the volume of GWh of electricity purchased (to 14,639 GWh in 2005 from 14,573 GWh in 2004) as a result of an increase in demand reflecting an improvement in macroeconomic conditions in Argentina, which was partially offset by the shift of a number of our industrial customers to the wheeling system in 2005, compared to the same period in 2004, as we do not purchase energy for wheeling customers.

Gross margin

        Our gross margin decreased 0.7% to Ps. 504.5 million in the year ended December 31, 2005 from Ps. 508.1 million in the year ended December 31, 2004. Our gross margin declined to 40.0% in the year ended December 31, 2005 from 45.9% in the year ended December 31, 2004, primarily due to a 25.9% increase in the average purchase price of energy and an increase in fines imposed by ENRE of 101.9% (which are deducted from our gross energy sales). Our fines and penalties accounted for a 14.4% decrease in our gross margin in 2005 compared to a 7.1% decrease in our gross margin in 2004.

Transmission and distribution expenses

        Transmission and distribution expenses increased 4.0% to Ps. 346.1 million in 2005 from Ps. 332.8 million in 2004, primarily as a result of a 21.6% increase in outsourcing (mainly relating to inspections and work on our network) and a 19.3% increase in salaries paid to our employees required by the terms of our collective bargaining agreements and applicable labor regulations. These increases were partially offset by the renegotiation of our technical assistance fee in September 2005. See "Related party transactions—Operating and technical assistance agreements."

        The following are the principal components of our transmission and distribution expenses for the periods indicated:

	Year ended December 31,
	2005		%	2004		%
	(in millions of Pesos)
Salaries and social security taxes	Ps.	74.3	21.5%	Ps.	62.3	18.7%
Supplies		16.6	4.8		23.2	7.0
Outsourcing		38.3	11.1		31.5	9.5
Depreciation of property, plant & equipment		175.6	50.7		172.0	51.7
Technical assistance fee(1)		26.9	7.8		26.1	7.8
Others		14.4	4.1		17.7	5.3

Total	Ps.	346.1	100.0%	Ps.	332.8	100.0%

(1)
Replaced operator fee as from 2005.

Administrative expenses

        Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, legal actions, administrative systems maintenance, taxes on financial transactions and advertising. Administrative expenses increased 20.1% to Ps. 72.9 million in the year ended December 31, 2005 from Ps. 60.7 million in the year ended December 31, 2004, primarily as a result of a 24.4% increase in salaries and social security taxes resulting mainly from salary increases pursuant to our collective bargaining agreements, as well as a 14.0% increase in the financial transaction tax and a 31.9% increase in computer rental expenses due to upgrades in our hardware equipment.

        The following are the principal components of our administrative expenses for the periods indicated:

	Year ended December 31,
	2005		%	2004		%
	(in millions of Pesos)
Salaries and social security taxes	Ps.	25.0	34.3%	Ps.	20.1	33.1%
Computer services		6.2	8.5		4.7	7.7
Outsourcing		4.8	6.6		4.3	7.1
Advertising expenses		4.1	5.6		3.7	6.1
Tax on financial transactions		17.1	23.4		15.0	24.7
Others		15.7	21.6		12.9	21.3

Total	Ps.	72.9	100.0%	Ps.	60.7	100.0%

Selling expenses

        Our selling expenses include expenses related to services to customers at our commercial offices, billing management, invoice mailing, collection, and collection procedures. Selling expenses increased 5.1% to Ps. 86.0 million in the year ended December 31, 2005 from Ps. 81.8 million in the year ended December 31, 2004, primarily as a result of a Ps. 2.3 million increase in salaries and social security taxes due to increases in compensation and a Ps. 2.8 million increase in outsourcing, offset in part by a Ps. 3.8 million decrease in our allowance for doubtful accounts. Our allowance for doubtful accounts represented 8.0% of our accounts receivable as of December 31, 2005. The expenses we denominate as "other" increased primarily due to increases in our communication, bank fee and computer services expenses. The following are the principal components of our selling expenses for the periods indicated:

	Year ended December 31,
	2005		%	2004		%
	(in millions of Pesos)
Salaries and social security taxes	Ps.	18.4	21.4%	Ps.	16.1	19.7%
Allowance for doubtful accounts		18.0	20.9		21.8	26.7
Outsourcing		22.1	25.7		19.3	23.6
Taxes and charges		9.0	10.5		7.3	8.9
Others		18.5	21.5		17.3	21.1

Total	Ps.	86.0	100.0%	Ps.	81.8	100.0%

Net operating (loss) income

        Net operating (loss) income decreased 101.2% in 2005 to negative Ps. 0.4 from Ps. 32.7 million in 2004, primarily as a result of the 0.7% decrease in gross margin, the 20.1% increase in administrative expenses and the 5.1% increase in selling expenses.

Financial income (expenses) and holding gains (losses)

        Financial income and holding gains generated by assets represented a gain of Ps. 14.4 million in the year ended December 31, 2005, due in part to an increase in interest income, compared to a gain of Ps. 4.0 million in the year ended December 31, 2004. The lower gain in 2004 was due to a Ps. 10.5 million valuation allowance recorded in 2004 on the value of Argentine sovereign bonds (Bono Argentina 2004) held by our company. We recorded a Ps. 0.4 million gain in 2005 in connection with our tender of these bonds in the Argentine sovereign debt restructuring.

        Financial expenses generated by liabilities primarily include financial interest, exchange gains and losses and other expenses. Financial expenses generated on liabilities for the year ended December 31,

2005 represented a loss of Ps. 162.9 compared to a loss of Ps. 114.6 million in the year ended December 31, 2004, primarily as a result of an increase in interest expenses (to Ps. 119.5 million in the year ended December 31, 2005 from Ps. 87.7 million in the year ended December 31, 2004) due to increases in LIBOR and to losses in our holding result, which amounted to a loss of Ps. 0.2 million in the year ended December 31, 2005 compared to a gain of Ps. 9.3 million in the year ended December 31, 2004.

Other income (expenses), net

        Other income (expenses), net, includes principally voluntary retirements and terminations, severances, revenues from outsourcing services we provide to third parties, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits. Other income (expenses), net, decreased to net expenses of Ps. 0.7 million for the year ended December 31, 2005 from net expenses of Ps. 12.0 million in the year ended December 31, 2004, primarily as a result of a gain of Ps. 25.9 million recorded in 2005 due to the forgiveness of past-due fees owed under the operating agreement then in place, which we had recorded as a liability on our balance sheet. See "Related party transactions—Operating and technical assistance agreements." This result was partly offset by an increase in voluntary retirements and severance paid.

Net loss

        We recorded a net loss of Ps. 149.6 million for the year ended December 31, 2005, compared to a net loss of Ps. 89.9 million for the year ended December 31, 2004, primarily as a result of interest related to liabilities denominated in foreign currency, the impact of inflation on our expenses and the impact of the increase in interest rates on our financial debt.

Liquidity and capital resources

Sources and uses of funds

        Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. However, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic crisis in Argentina and our resulting default on our then-outstanding financial debt, as well as the Argentine government's imposition of transfer restrictions on payments of foreign financial obligations. We have recovered the ability to incur new financial debt with the closing of our financial debt restructuring in April 2006. See "—Debt."

        We expect to make capital expenditures amounting to approximately U.S.$85 million on average per year over the next five years. Our principal uses of cash are expected to be capital expenditures and our financial debt service obligations. We expect that our principal source of liquidity will be cash flow from operations and, to a lesser extent, short-term and long-term borrowings, which we expect will be sufficient to meet our capital requirements in the near future. In particular, we may need to incur indebtedness in the long-term to refinance a portion of our outstanding debt as it becomes due. However, we are subject to limitations on our ability to incur new debt and to use our excess cash under the terms of our restructured debt instruments. See "—Debt."

        The following table summarizes our contractual liabilities and commitments as of December 31, 2006. Peso amounts have been translated from U.S. Dollar amounts at the buying rate for U.S. Dollars quoted by Banco Nación on December 31, 2006 of Ps. 3.06 to U.S.$1.00:

	Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of Pesos)
Long term debt obligations(1)(2)	Ps.	1,095.5		—		—		—	—
Accrued fines and penalties(3)		241.1		—		—		—	—
Technical and financial assistance fees(4)		36.6		12.2		24.4		—	—
Operating leases(5)		4.0		2.6		1.2		0.3	0.1
Capital expenditures(6)		—		—		—		—	—
Others(7)		11.5		11.5		—		—	—

Total	Ps.	1,388.7	Ps.	26.3	Ps.	25.6	Ps.	0.3	0.1

(1)
On April 24, 2006, we completed a comprehensive debt restructuring pursuant to which we paid U.S. $106.7 million in cash and issued U.S. $376.4 million principal amount of new notes in exchange for the cancellation of all of our defaulted debt. Because holders of 100% of our defaulted debt elected to participate in this restructuring, the U.S. $376.4 million principal amount of new notes issued in the restructuring constituted all of our long-term debt obligations upon settlement of the restructuring. Amortization of principal on approximately two thirds of these new notes will begin in 2008, and on the remaining third in 2011. We expect to pay approximately U.S.$14 million in interest on those new notes in 2007. Interest and principal payments for years following 2007 have not been estimated, however, because we cannot accurately predict future interest rates, including those resulting from future refinancing activities, or our future excess cash generation, which could significantly affect our debt levels to the extent we are required to use our excess cash to repurchase or prepay the new notes pursuant to their terms. See "—Debt" for a description of these new notes, including amortization and interest payment terms and mandatory prepayment with excess cash provisions.

(2)
We record our debt obligations on our balance sheet at their net present value in accordance with Argentine GAAP. As a result, the amounts shown do not reflect the nominal amount owed under our debt instruments.

(3)
Includes adjustments made to reflect the ratification of the Adjustment Agreement. We were required to make an adjustment to a portion of our accrued fines and penalties totaling Ps. 47.0 million to reflect the recent increase to our VAD pursuant to the Adjustment Agreement and the May 2006 CMM. In addition, pursuant to the terms of the Adjustment Agreement, the Argentine government agreed, subject to the fulfillment of certain conditions, to forgive, upon the completion of the RTI, approximately Ps. 58 million of our accrued fines and penalties and allow us to pay the remaining Ps. 116 million of these fines and penalties in semi-annual installments over a 7-year period commencing 180 days after the RTI comes into effect. Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. According to these adjustments and the adjustment to reflect the increase to our VAD, we estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay approximately Ps. 169.7 million in accordance with the payment plan provided for in the Adjustment Agreement. See "Business—Our concession—Fines and penalties."

(4)
Fees payable under our technical assistance agreement with EDF and under our financial services agreement with Electricidad Argentina S.A. (EASA), our controlling shareholder. These agreements expire in 2010. See "Related party transactions."

(5)
Minimum required lease payments.

(6)
Our concession does not require us to make any specified amount of capital expenditures, but requires us to meet certain quality and other service standards. Pursuant to the ENRE's resolution implementing the Adjustment Agreement, on March 22, 2007 we submitted to the ENRE a new capital expenditure program for 2007 that contemplates total expenditures of Ps. 222.9 million in 2007, including, among others, Ps. 81.3 million for improvements and maintenance in our network, Ps. 39.1 million in installation and related expenditures to meet anticipated increases in our customer base, Ps. 28.9 million primarily in connection with our obligations in respect of the Malaver project and Ps. 20.0 million for assorted environmental, security and quality measures. This capital expenditure program is subject to the ENRE's review and approval. We cannot guarantee that the ENRE will approve our proposed capital expenditure program or will not require additional capital expenditures. See "—Capital expenditures."

(7)
Includes mainly expenses incurred in connection with our debt restructuring that have not yet been paid and expenses related to this offering.

        The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the periods indicated:

	Year ended December 31,
	2006	2005	2004
	(in millions of Pesos)
Cash at the beginning of the period	308.1	251.1	173.4
Net cash provided by operating activities	215.0	181.5	202.8
Of which:
Financial interest paid, net of interest capitalized	(26.7)	(46.5)	(55.5)
Net cash used in investing activities	(179.7)	(124.5)	(125.1)
Net cash used in financing activities	(310.8)	—	—
Cash at the end of the period	32.7	308.1	251.1

        On April 24, 2006, we completed a comprehensive restructuring of all of our outstanding financial debt, pursuant to which we made significant cash payments to holders of our then-outstanding debt as part of the consideration of the restructuring.

Net cash provided by operating activities

        Net cash provided by operating activities increased 18.5% to Ps. 215.0 million in 2006, from Ps. 181.5 million in 2005. This significant increase in cash flow is attributable mainly to a positive change in assets and liabilities of Ps. 127.1 million in 2006 compared to a change of Ps. 57.2 million in 2005, in addition to the decrease in the amount of financial interest paid, net of interest capitalized (Ps. 26.7 million) as a consequence of the debt restructuring process in 2006, compared to financial interest of Ps. 46.5 million paid in 2005. The principal changes in assets and liabilities that contributed to the positive cash flow in 2006 were:

  •
  a Ps. 67.1 million increase in trade accounts payable (compared to a Ps. 54.4 million increase in 2005), which reflected principally increased energy purchases due to growing demand in our area,

  •
  a Ps. 91.7 million increase in other liabilities (compared to a Ps. 36.8 million increase in 2005), attributable primarily to an increase in unpaid fines owed to ENRE (Ps. 24.5 million), an adjustment (Ps. 47.0 million) attributable to the amount of fines and penalties payable pursuant to the ratification of the Adjustment Agreement and fees and expenses related to our debt restructuring and this offering (Ps. 11.1 million), and

  •
  a Ps. 25.2 million increase in salaries and social security taxes payable (compared to a Ps. 4.5 million increase in 2005), as a consequence of a greater provision for paid holidays and higher debt for early retirements.

        The positive impact of these changes were partially offset by:

  •
  a Ps. 39.0 million increase in trade receivables in 2006 (compared to a similar amount in 2005) attributable mainly to an increase in energy sales, and

  •
  a Ps. 23.1 million increase in other receivables due primarily to payments of tax on presumptive minimum income (Ps. 19.9 million), which we expect to be able to set off against future income tax liabilities.

        Net cash provided by operating activities decreased by 10.5% to Ps. 181.5 million for the year ended December 31, 2005 from Ps. 202.8 million for the year ended December 31, 2004, primarily due to a positive change in assets and liabilities of Ps. 57.2 million in 2005 compared to a positive change of Ps. 101.1 million in 2004, which more than offset the decrease in the amount of financial interest paid (Ps. 46.5 million in 2005, compared to Ps. 55.5 million in 2004) following our decision to suspend interest payments in September 2005. The principal changes in assets and liabilities that contributed to the lower cash flow in 2005 were:

  •
  a Ps. 37.1 million increase in our trade receivables in 2005 (compared to a Ps. 13.3 million increase in 2004), which reflected an increase in amounts owed to us by the Argentine government and the Province of Buenos Aires under the Framework Agreement for electricity provided to shantytowns,

  •
  a Ps. 27.2 million increase in other receivables in 2005 (compared to a Ps. 9.7 million decrease in 2004), which reflected an increase in pre-judgment attachments by the ENRE for unpaid fines (which we record as receivables until a final decision is rendered), and

  •
  a slight increase in supplies (compared to a Ps. 4.6 million decrease in 2004).

        The negative impact of these changes was partially offset by a Ps. 36.8 million increase in other liabilities, reflecting an increase in taxes imposed by the City of Buenos Aires related to infrastructure work by us in public spaces, which amounted to a Ps. 12.4 million increase in taxes payable.

Net cash used in investing activities

        During 2006, net cash used in investing activities increased by 44.3% to Ps. 179.7 million from Ps. 124.5 million in 2005. Net cash used in investing activities decreased by 0.5% to Ps. 124.5 million for the year ended December 31, 2005 from Ps. 125.1 million for the year ended December 31, 2004. These changes were primarily due to variations in our capital expenditures in accordance with the investment plan initially contemplated by the Adjustment Agreement.

Net cash used in financing activities

        Our net cash used in financing activities for the year ended December 31, 2006 amounted to Ps. 310.8 million. All of the cash used in financing activities was to pay the cash portion of our debt restructuring.

Capital expenditures

        Our concession does not require us to make mandatory capital expenditures. Our concession does, however, set forth specific quality standards that become progressively more stringent over time, which require us to make additional capital expenditures. Financial penalties are imposed on us for non-compliance with the terms of our concession, including quality standards.

        Prior to our privatization, a low level of capital expenditures and poor maintenance programs adversely affected the condition of our assets. After our privatization in 1992, we developed an aggressive capital expenditure plan to update the technology of our productive assets, renew our facilities and expand energy distribution services, automate the control of the distribution network and improve customer service. Following the crisis, however, the freeze of our distribution margin and the pesification of our tariffs and our inability to obtain financing, coupled with increasing energy losses, forced us to curtail our capital expenditure program and make only those investments that were necessary to permit us to comply with quality of service and safety and environmental requirements, despite increases in demand in recent years.

        We are currently subject to limitations on the amount of non-mandatory capital expenditures we may make in a given year pursuant to the terms of our restructured debt instruments. Under these debt instruments, we may make the following amounts (or its equivalent in other currencies) of non-mandatory capital expenditures:

  •
  U.S. $82 million in 2007,

  •
  U.S. $88 million in 2008,

  •
  U.S. $99 million in 2009,

  •
  U.S. $90 million in each of 2010 and 2011,

  •
  U.S. $86 million in 2012,

  •
  U.S. $90 million in 2013,

  •
  U.S. $86 million in 2014,

  •
  U.S. $87 million in 2015, and

  •
  U.S. $90 million in 2016.

        In addition, we may carry over unused amounts of permitted capital expenditures and use these amounts to make additional capital expenditures in future years, so long as these additional capital expenditures do not exceed the amount of permitted capital expenditures for the prior year. We are not subject to any limitations on the amount of capital expenditures we are required to make pursuant to our concession and applicable laws or regulations.

        We believe that the limits on capital expenditures in the indenture currently exceed our anticipated expenditures during each specified period. Beginning in 2007, we intend to make capital expenditures in the range of Ps. 40 to Ps. 50 million, to be distributed over three years, toward the construction of a new point of entry for our network in Escobar, Province of Buenos Aires. We anticipate that the Argentine government and Edesur will each contribute to the construction costs of this project but cannot assure you how much they will contribute, if at all.

        Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures for the periods indicated:

	Year ended December 31,
	2006		2005		2004
	(in millions of Pesos)
Supplies	Ps.	146.1	Ps.	62.3	Ps.	53.7
Network maintenance and improvements		45.3		40.5		45.1
Legal requirements(1)		8.6		8.3		9.2
Communications and telecontrol		8.8		4.6		1.1
Others		6.9		8.8		16.0

Total	Ps.	215.8	Ps.	124.5	Ps.	125.1

(1)
Capital expenditures required to be made to comply with ENRE quality standard and other regulations.

        Pursuant to the Adjustment Agreement, we were required to make capital expenditures totaling approximately Ps. 204 million in 2006. Although the Adjustment Agreement was not in force in 2006, we complied with our capital expenditure requirements under the Adjustment Agreement in 2006, except for the commencement of the Malaver project, which was subject to the ratification of the Adjustment Agreement.

        In addition, pursuant to the ENRE's resolution implementing the Adjustment Agreement, on March 22, 2007 we submitted to the ENRE a new capital expenditure program for 2007 that contemplates total expenditures of Ps. 222.9 million in 2007, including, among others, Ps. 81.3 million for improvements and maintenance in our network, Ps. 39.1 million in installation and related expenditures to meet anticipated increases in our customer base, Ps. 28.9 million primarily in connection with our obligations in respect of the Malaver project and Ps. 20.0 million for assorted environmental, security and quality measures. This capital expenditure program is subject to the ENRE's review and approval. We cannot guarantee that the ENRE will approve our proposed capital expenditure program or will not require additional capital expenditures.

Debt

        The economic crisis in Argentina had a material adverse effect on our operations. The devaluation of the Argentine Peso caused the Peso value of our U.S. Dollar-denominated indebtedness to increase significantly, resulting in significant foreign exchange losses and a significant increase, in Peso terms, in our debt service requirements. At the same time, our cash flow remained Peso-denominated and our distribution margins were frozen and pesified by the Argentine government pursuant to the Public Emergency Law. Moreover, the economic crisis in Argentina had a significant adverse effect on the overall level of economic activity in Argentina and led to deterioration in the ability of our customers to pay their bills. These developments caused us to announce on September 15, 2002 the suspension of principal payments on our debt. On September 26, 2005, our Board of Directors decided to suspend interest payments on our debt until the restructuring of this debt was completed.

        The purpose of the restructuring was to restructure all, or substantially all, of our outstanding debt, in order to obtain terms that will enable us to service our debt. We believe that the restructuring was the most effective and equitable means of addressing our financial difficulties for the benefit of the company and our creditors. We developed a proposal that we believed was necessary to address our financial and liquidity difficulties, while we continue to pursue tariff negotiations with the Argentine government to improve our financial condition and operating performance.

        On January 20, 2006 we launched a voluntary exchange offer and consent solicitation to the holders of our outstanding financial debt. All of these holders elected to participate in the restructuring and, as a result, on April 24, 2006, we exchanged all of our then-outstanding financial debt for three series of newly-issued notes:

  •
  U.S. $123,773,586 Fixed Rate Par Notes due December 14, 2016, with approximately 50% of the principal due and payable at maturity and the remainder due in semiannual installments commencing June 14, 2011, and bearing interest starting at 3% and stepping up to 10% over time;

  •
  U.S. $12,656,086 Floating Rate Par Notes due December 14, 2019, with the same payment terms as the Fixed Rate Par Notes and bearing interest at LIBOR plus a spread, which starts at 1% in 2008 and steps up to 2% over time; and

  •
  U.S. $239,999,985 Discount Notes due December 14, 2014, with 60% of the principal due and payable at maturity and the remainder due in semiannual installments commencing on June 14, 2008, and bearing interest at a fixed rate that starts at 3% and steps up to 12% over time.

        We are subject to a number of restrictive covenants under the terms of the new notes, including the following:

  •
  limitations on our ability to sell or pledge assets or make investments in third parties;

  •
  limitations on our ability to incur new indebtedness;

  •
  limitations on our ability to make capital expenditures;

  •
  limitations on our ability to pay dividends;

  •
  limitations on our ability to repurchase our common shares; and

  •
  limitations on our ability to enter into transactions with shareholders and affiliates other than on an arm's length basis.

        Upon a change of control (as defined in the indenture for the new notes), each holder of the new notes will have the right to require us to repurchase all or a portion of that holder's notes at par plus accrued and unpaid interest and additional amounts (as defined in the indenture), if any, pursuant to an offer made by us on terms set forth in the indenture. The offering to which this prospectus relates will not trigger the change of control provisions of the indenture for the new notes.

        In addition, the terms of the new notes require us to apply our excess cash (as defined in the indenture for the new notes) to specific uses, including prepayments or repurchases of the notes. The indenture for the new notes defines excess cash for these purposes as our earnings before interest expenses, taxes, depreciation and amortization charges (EBITDA, as defined in the indenture for the new notes) during a given six-month period, after adjustments to reflect negative or positive changes in our working capital and deductions for borrowings, scheduled debt payments, prepayments, redemptions or repurchases of our debt, capital expenditures, certain permitted investments, taxes and other cash expenses, in each case during the same six-month period. If we generate excess cash (as defined in the indenture) during any six-month period in which our leverage ratio (defined in the indenture as our total indebtedness over our 12-month EBITDA) is greater than 2.5, we will be required to use a portion of our excess cash to prepay or repurchase the new notes. If our leverage ratio is:

  •
  greater than 2.5, but not greater than 3.0, we must apply 50% of our excess cash to prepay or repurchase new notes;

  •
  greater than 3.0, but not greater than 3.5, we must apply 75% to prepay or repurchase new notes, unless we commit to use 50% of the excess cash for capital expenditures, in which case we must apply the remaining 50% to prepay or repurchase new notes, and

  •
  greater than 3.5, we must apply all of our excess cash to prepay or repurchase new notes.

        We are entitled to use any excess cash not allocated to debt prepayments or repurchases as set forth above for any purpose at our discretion, including dividend payments. In addition, most of the restrictive covenants set forth in the indenture will be suspended or adjusted if we attain an international investment grade rating on our long term debt or if our leverage ratio (as defined in the indenture) is equal or lower to 2.5.

        Under the indenture, we are also required to use 25% of our net cash proceeds from the global offering to repurchase the new notes in the open market for two years following the completion of this offering, provided that we will have no obligation to purchase these debt instruments at a price greater than their face value.

        We are currently in compliance with all of our financial debt covenants and we do not believe the offering to which this prospectus relates will affect our future ability to comply with our financial covenants in any material respect.

Off-Balance Sheet Arrangements

        We did not have any off-balance sheet arrangements as of December 31, 2006.

Qualitative and quantitative disclosure about market risk

        Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates or commodity prices. We are exposed to changes in financial market conditions in the normal course of our business due to our use of certain financial instruments as well as transactions incurred in various foreign currencies.

        We have no material exposure to interest rate risk because only approximately 3.4% of our outstanding financial debt bears interest at variable rates. In addition, we have no material exposure to commodity price risk because our commodities represent less than 1.1% of our operating expenses.

Foreign currency risk

        We have a material exposure to exchange rate fluctuations between the Peso and the U.S. Dollar. We intend to manage part of such risk by maintaining cash and deposits in U.S. Dollars, although our cash and deposits in U.S. Dollars amounted to approximately U.S.$0.5 million at December 31, 2006 reflecting our significant use of cash in connection with our debt restructuring and our capital expenditures in 2006. We expect that our ability to maintain cash and deposits in U.S. Dollars will improve due to the ratification of the Adjustment Agreement. In addition, approximately 6% of our operating expenses are denominated in U.S. Dollars. These costs are principally related to supplies, computer services, insurance and communications.

        The potential loss to us that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of such change on our foreign currency investments, would be approximately Ps. 117.6 million, primarily due to the increase in the principal amount of, and debt service payments on our foreign currency indebtedness described above. The effect of such change on our financial expenses is difficult to quantify given the adjustment mechanisms of the CMM and the integral tariff revision relating to our costs, both of which would be triggered indirectly by an increase in foreign currency exchange rates. The terms of our notes issued in the context of our debt restructuring (which currently constitute all of our financial debt) allow us to suspend all principal and interest payments on these notes for 12 months in the event of a 20% or greater devaluation of the Peso in any consecutive 12-month period.

THE ARGENTINE ELECTRICITY INDUSTRY

Historical background

        Electricity was first made available in Argentina in 1887 with the first public street lighting in Buenos Aires. The Argentine government's involvement in the electricity sector began in 1946 with the creation of the General Directorate of Electric Power Plants of the State (Dirección General de Centrales Eléctricas del Estado) to construct and operate electricity generation plants. In 1947, the Argentine government created Water and Electricity (Agua y Energía Eléctrica S.A., or AyEE) to develop a system of hydroelectric generation, transmission and distribution for Argentina.

        In 1961, the Argentine government granted a concession to the Italian-Argentine Electricity Company (Compañía Italo Argentina de Electricidad, or CIADE) for the distribution of electricity in a part of the City of Buenos Aires. In 1962, the Argentine government granted a concession formerly held by the Argentine Electricity Company (Compañía Argentina de Electricidad, or CADE) to Electricity Services of Greater Buenos Aires (Servicios Eléctricos del Gran Buenos Aires, or SEGBA), our predecessor, for the generation and distribution of electricity to parts of Buenos Aires. In 1967, the Argentine government granted a concession to Hidroeléctrica Norpatagónica S.A. (Hidronor) to build and operate a series of hydroelectric generation facilities. In 1978, CIADE transferred all of its assets to the Argentine government, following which CIADE's business became government-owned and operated.

        By 1990, virtually all of the electricity supply in Argentina was controlled by the public sector (97% of total generation). The Argentine government had assumed responsibility for the regulation of the industry at the national level and controlled all of the national electricity companies, AyEE, SEGBA and Hidronor. The Argentine government also represented Argentine interests in generation facilities developed or operated jointly with Uruguay, Paraguay and Brazil. In addition, several of the Argentine provinces operated their own electricity companies. Inefficient management and inadequate capital spending, which prevailed under national and provincial government control, were in large measure responsible for the deterioration of physical equipment, decline in quality of service and proliferation of financial losses that occurred during this period.

        In 1991, as part of the economic plan adopted by former President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state-owned industries, including within the electricity generation, transmission and distribution sectors. In January 1992, the Argentine federal congress adopted the Regulatory Framework Law (Law No. 24,065), which established guidelines for the restructuring and privatization of the electricity sector. This Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses and subjected each to appropriate regulation.

        The ultimate objective of the privatization process was to achieve a reduction in rates paid by users and improve quality of service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities formerly operated by SEGBA, and continued with the sale of transmission and distribution facilities (including those currently operated by our company) and additional thermoelectric and hydroelectric generation facilities.

        At the end of 2001 and beginning of 2002, Argentina experienced an unprecedented crisis that virtually paralyzed the country's economy through most of 2002 and led to radical changes in government policies. See "Management's discussion and analysis of financial condition and results of operations—Factors affecting our results of operations—Argentine economic conditions." The crisis and the government's policies during this period severely affected the electricity sector. Pursuant to the Public Emergency Law, the Argentine government, among other measures:

  •
  converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps. 1.00 per U.S. $1.00;

  •
  froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

  •
  revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including energy concessions); and

  •
  empowered the Executive Branch to conduct a renegotiation of public utility contracts (including energy concessions), including the tariffs for public utility services.

        These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina, including our company. Because public utilities were no longer able to increase tariffs to cover their cost increases, the impact of inflation on costs led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility regime and, following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utilities increased sharply, which led many of these utilities to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand. In addition, the economic crisis and the resulting emergency measures had a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities.

        To address the electricity crisis generated by the economic crisis, the Argentine government has repeatedly intervened in and modified the rules of the wholesale electricity market since 2002. These modifications include the establishment of caps on the prices paid by distributors for electricity power purchases and the requirement that all prices charged by generators be calculated based on the price of natural gas (which are also regulated by the Argentine government), regardless of the fuel actually used in generation activities, which together have created a huge structural deficit in the operation of the wholesale electricity market. In December 2004, the Argentine government adopted new rules to readapt or readjust the marketplace, but these rules will not come into effect until the construction of two new 800 MW combined cycle generators is completed. The construction of these generators is scheduled to be completed in late 2008 or early 2009 and will be primarily financed with net revenues of generators derived from energy sales in the spot market through special charges to our non-residential customers per MWh of energy billed and through specific charges from CAMMESA applicable to large users that will be deposited in the Fund for Investments Required to Increase Electricity Supply in the Wholesale Electricity Market (Fondo de Inversiones Necesarias que permitan incrementar la oferta de energía eléctrica en el Mercado Eléctrico Mayorista, or FONINVEMEM). We cannot assure you that the Argentine government will complete these projects in a timely manner, or at all.

        The planned construction of these new generators reflects a recent trend by the Argentine government to take a more active role in promoting energy investments in Argentina. In addition to these projects, in April 2006 the Argentine congress enacted a law that authorized the executive branch to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity. The fund would obtain funds through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills, but it has not yet been implemented. We cannot assure you that the Argentine government will complete the implementation of these new projects in a timely manner, if at all.

        Finally, in September 2006 the Secretariat of Energy (Secretaría de Energía) of the Ministry of Federal Planning, Public Investment and Services issued Resolution No. 1281/06 in an effort to respond to the sustained increase in energy demand following Argentina's economic recovery after the crisis. This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs. The resolution's principal objective and measures can be summarized as follows:

  •
  To ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives;

  •
  Large users in the wholesale electricity market (Mercado Eléctrico Mayorista) and large customers of distribution companies (in both cases above 300 kilowatts), such as us, will be authorized to guarantee their energy needs up to their Base Demand (equal to their demand in 2005) by entering into term contracts; and

  •
  Large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their Base Demand with energy from the Energía Plus (Energy Plus) system. The Energy Plus system, consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators who are not agents of the electricity market or who as of the date of the Resolution were not part of the wholesale electricity market. Large users in the wholesale electricity market and large customers of distribution companies can also enter into contracts directly with these new generators or purchase energy at unregulated market prices through CAMMESA.

        This new resolution will help us mitigate the risk of energy shortages due to a lack of electricity generation. See "Business—Our concession—Our obligations."

Regulatory authorities

        The principal regulatory authorities responsible for the Argentine electricity industry are:

  (1)
  the Secretariat of Energy (Secretaría de Energía) of the Ministry of Federal Planning, Public Investment and Services (Ministerio de Planificación Federal, Inversión Pública y Servicios), and

  (2)
  the National Electricity Regulator (Ente Nacional Regulador de la Electricidad, or ENRE).

        The Secretariat of Energy advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry.

        The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

  •
  enforcement of compliance with the Regulatory Framework Law and related regulations;

  •
  control of the delivery of electric services and enforcement of compliance with the terms of concessions;

  •
  adoption of rules applicable to generators, transmitters, distributors, electricity users and other related parties concerning safety, technical procedures, measurement and billing of electricity consumption, interruption and reconnection of supplies, third-party access to real estate used in the electricity industry and quality of services offered;

  •
  prevention of anticompetitive, monopolistic and discriminatory conduct between participants in the electricity industry;

  •
  imposition of penalties for violations of concessions or other related regulations; and

  •
  arbitration of conflicts between electricity sector participants.

        The ENRE is managed by a five-member board of directors appointed by the executive branch of the Argentine government. Two of these five members are nominated by the Federal Council on Electricity (Consejo Federal de la Energía Eléctrica, or CFEE). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the interior regions of Argentina.

The wholesale electricity market

Overview

        The Secretariat of Energy established the wholesale electricity market in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.

        The wholesale electricity market consists of:

  •
  a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions;

  •
  a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production measured at Ezeiza 500 kV substation, the system's load center, and demand; and

  •
  a stabilization fund, managed by CAMMESA, that absorbs the differences between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.

Operation of the wholesale electricity market

        The operation of the wholesale electricity market is administered by the Wholesale Electricity Market Administration Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA). CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA's capital stock. The remaining 80% is owned by various associations that represent wholesale electricity market participants, including generators, transmitters, distributors, large users and electricity brokers.

        CAMMESA is in charge of:

  •
  managing the national interconnection system pursuant to the Regulatory Framework Law and related regulations, which includes:

•
determining technical and economic dispatch of electricity (i.e., schedule of production for all generating units on a power system to match production with demand) in the national interconnection system;

•
maximizing the system's security and the quality of electricity supplied;

•
minimizing wholesale prices in the spot market;

•
planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the Secretariat of Energy, and

•
monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;

•
acting as agent of the various wholesale electricity market participants;

•
purchasing or selling electricity from or to other countries by performing the relevant import/export operations; and

•
providing consulting and other services related to these activities.

        The operating costs of CAMMESA are covered by mandatory contributions made by wholesale electricity market participants. CAMMESA's annual budget is subject to a mandatory cap equivalent to 0.85% of the aggregate amount of transactions in the wholesale electricity market projected for that year.

Wholesale electricity market participants

        The main participants in the wholesale electricity market are generation, transmission and distribution companies. Large users and traders participate also in the wholesale electricity market, but to a lesser extent.

Generators

        According to a recent report issued by CAMMESA, there are 43 generation companies in Argentina, most of which operate more than one generation plant. As of December 31, 2006, Argentina's installed power capacity was 24,033 MW. Of this amount, 55% was derived from thermal generation, 41% from hydraulic generation and 4% from nuclear generation, provided by 40 private companies using conventional thermal equipment and hydraulic generation technology, 2 bi-national companies using hydraulic generation technology and one national state-owned company using nuclear generation technology. Private generators participate in CAMMESA through the Argentine Association of Electric Power Generators (Asociación de Generadores de Energía Eléctrica de la República Argentina, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

        Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not engage in purchases or sales of power. Transmission services are governed by the Regulatory Framework Law and related regulations promulgated by the Secretariat of Energy.

        In Argentina, transmission is carried at 500 kV, 220 kV and 132 kV through the national interconnection system. The national interconnection system consists primarily of overhead lines and sub-stations (i.e., assemblies of equipment through which electricity delivered by transmission circuits is passed and converted into voltages suitable for use by end users) and covers approximately 90% of the country. The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Compañía de Transporte de Energía Eléctrica en Alta Tensión (Transener) S.A., which is indirectly controlled by Pampa Holding, a public company managed by Grupo Dolphin's principals. Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnection system. Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.

        Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Transmitters (Asociación de Transportistas de Energía Eléctrica de la República Argentina, or ATEERA).

Distributors

        Each distributor supplies electricity to consumers and operates the related distribution network in a specified geographic area pursuant to a concession. Each concession establishes, among other things, the concession area, the quality of service required, the rates paid by consumers for service and an obligation to satisfy demand. The ENRE monitors compliance by federal distributors, including us, Empresa Distribuidora Sur S.A. (Edesur) and Empresa Distribuidora La Plata S.A. (Edelap), with the provisions of our respective concessions and with the Regulatory Framework Law, and provides a mechanism for public hearings at which complaints against distributors can be heard and resolved. In turn, provincial regulatory agencies monitor compliance by local distributors with their respective concessions and with local regulatory frameworks.

        We and Edesur are the largest distribution companies and, together with Empresa Distribuidora La Plata S.A., originally comprised SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

        Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina, or ADEERA).

Large users

        The wholesale electricity market classifies large users of energy into three categories: Major Large Users (Grandes Usuarios Mayores, or GUMAs), Minor Large Users (Grandes Usuarios Menores, or GUMEs) and Particular Large Users (Grandes Usuarios Particulares, or GUPAs).

        Each of these categories of users has different requirements with respect to purchases of their energy demand. For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

        Large users participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Large Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina, or AGUEERA).

Traders

        Since 1997, traders are authorized to participate in the wholesale electricity market by intermediating block sales of energy. Currently, there are eight authorized traders in the wholesale electricity market, several of which conduct transactions with Comercializadora de Energía del Mercosur S.A. (CEMSA) in the export market.

Spot market

Spot prices

        The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances were alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

        Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis. The spot price reflected supply and demand in the wholesale electricity market at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.

        The spot price set by CAMMESA compensated generators according to the cost of the last unit to be dispatched for the next unit as measured at the Ezeiza 500 Kv substation, which is the system's load center and is in close proximity of the City of Buenos Aires. Dispatch order was determined by plant efficiency and the marginal cost of providing energy. In determining the spot price, CAMMESA also would consider the different costs incurred by generators not in the vicinity of Buenos Aires.

        In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control). Capacity payments were originally established and set in U.S. Dollars to allow generators to cover their foreign-denominated costs that were not covered by the spot price. However, in 2002, the Argentine government set capacity payments in reference to the Peso thereby limiting the purpose for which capacity payments were established.

Seasonal Prices

        The emergency regulations also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices have not changed since January 2005.

        Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

  •
  prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot price of energy, despite prices charged by generators in the wholesale electricity market fluctuating constantly;

  •
  prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and

  •
  CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:

•
in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators;

•
in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the wholesale electricity market as well as committed exports.

Stabilization Fund

        The stabilization fund, managed by CAMMESA, absorbs the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price is lower than the seasonal price, the stabilization fund increases, and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.

        Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Payments are made approximately 40 days after the end of each month.

        The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 2006, the stabilization fund deficit totaled Ps. 1,508.8 million. This deficit has been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term market

        Generators are able to enter into agreements in the term market to supply energy and capacity to distributors and large users. Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market. Term agreements typically stipulate a price based on the spot price plus a margin. Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market. However, as a result of the emergency regulations, spot prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

BUSINESS

Overview

        We are the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2006, according to figures published by ADEERA. We believe we are also one of the largest electricity distributors in Latin America in terms of customers and volume of electricity sold. We hold a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately seven million people. At December 31, 2006, we served 2,444,989 customers. The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Demand (GWh)
	Wholesale Electricity Market(1)	Edenor Demand(2)	Edenor Demand as a % of Wholesale Electricity Market
2006	97,590	18,700	19.2%
2005	92,340	17,623	19.1%
2004	87,477	16,673	19.1%

Source: Compañía Administradora del Mercado Mayorista Eléctrico, S.A. (CAMMESA)

(1)
Includes demand in the Patagonia wholesale electricity market (Mercado Eléctrico Mayorista Sistema Patagónico, or MEMSP).
(2)
Calculated as electricity purchased by us and our wheeling system customers.

History

        We are a public service company incorporated as an Argentine limited liability corporation (sociedad anónima) on July 21, 1992 under the name Empresa Distribuidora Norte Sociedad Anónima. We were incorporated as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities approved the public sale of all of our company's Class A shares, representing 51% of the capital stock of our company.

        A group of international investors, which included EDF International S.A. (a wholly owned subsidiary of EDF), presented a bid for our Class A shares through Electricidad Argentina S.A. (EASA), an Argentine company. EASA was awarded the bid and, in August 1992, EASA and the Argentine government entered into a stock purchase agreement relating to the purchase of our Class A shares. In addition, on August 5, 1992, the Argentine government granted our company a concession to distribute electricity on an exclusive basis within our concession area for a period of 95 years. On September 1, 1992, EASA acquired the Class A shares and became our controlling shareholder.

        In June 1996, our shareholders approved the change of our company's name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) to more accurately reflect the description of our core business. The amendment to our bylaws related to our name change was approved by the ENRE and registered with the Public Registry of Commerce in 1997.

        In 2001, EDF International S.A. acquired, in a series of transactions, all of the shares of EASA held by EASA's other shareholders, ENDESA Internacional, YPF S.A., which was the surviving company of Astra, and SAUR. As a result, EASA became a wholly owned subsidiary of EDF International. In addition, EDF International purchased all of the Class B shares of our company held by these shareholders, increasing its direct and indirect interest in our company to 90%.

        On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which authorized the Argentine government to implement certain measures to overcome the country's economic crisis. Under the Public Emergency Law, the Argentine government altered the terms of our concession and the concessions of other public utility services by renegotiating tariffs, freezing distribution margins and revoking price adjustment mechanisms, among other measures.

        In September 2005, Dolphin Energía S.A. and IEASA S.A. acquired an indirect controlling stake in our company from EDF International S.A. (EDFI), which retains a direct minority stake in our company. Dolphin Energía S.A. and IEASA S.A. are controlled by the principals of Grupo Dolphin, an Argentine advisory and consulting firm that carries out private equity activities. Grupo Dolphin's principals have substantial experience investing in Argentina and have made other investments in the Argentine energy sector since 2004. Pampa Holding S.A., which is managed by Grupo Dolphin's principals, owns a 50% interest in the company that co-controls the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener). In addition, Pampa Holding S.A. has controlling stakes in four generation plants located in the Salta, Mendoza and Neuquén provinces (Hidroeléctrica Nihuiles, Hidroeléctrica Dimante, Central Térmica Güemes and Loma de la Lata Thermal Generation Plant). Grupo Dolphin's principals have informed us that, subject to any applicable corporate or regulatory approvals, they may consider contributing their indirect controlling stake in EASA, our controlling shareholder, to Pampa Holding S.A. in exchange for common stock of Pampa Holding S.A. following this offering. See "Principal and selling shareholders."

        The following chart illustrates our organizational structure as of December 31, 2006:

Our strengths

        We believe our main strengths are the following:

  •
  We are the largest electricity distributor in Argentina. We serve the largest number of electricity customers in Argentina, which at December 31, 2006 amounted to 2,444,989 customers, and we purchased approximately 19.2% of electricity generated in the country to meet demand in our service area. As a result of being the largest electricity distributor in Argentina in terms of volume and customers, we have strong bargaining power with respect to many of our operating expenses, including salaries, and benefit from economies of scale. We also actively participate in industry decision-making bodies and are working closely with the Argentine government to address Argentina's current energy challenges.

  •
  We distribute electricity to an attractive and diversified client base in a highly developed area of Argentina. We operate on an exclusive basis in the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, which is one of Argentina's largest industrial and commercial centers. We have a highly concentrated, urban client base characterized by high purchasing power and low delinquency in payments of electricity bills (with an average of less than 6 days of past due bills outstanding). Our geographically concentrated and urban client base also allows us to operate more efficiently with relatively lower distribution costs. Finally, we have a balanced distribution of clients (residential, commercial, industrial).

  •
  We have substantial experience in the operation of electricity distribution systems with strong operating performance and efficiency for the characteristics of our concession area. We have substantial experience in the operation of electricity distribution systems and have received multiple ISO certifications on our commercial, technical and administrative processes, including on the quality of our services and safety and environmental standards. We were declared by the ENRE a self-operating business in 1997, which means we are not required to have a strategic operator conduct our business and allows us to act as an operator in other electricity businesses. Our energy losses are very close to the level of losses for which we are fully reimbursed under our concession (10%) and we believe that our energy losses are low compared to other electricity distribution companies in Latin America. In addition, despite the economic crisis and its effect on our operations, we have continued to meet our service quality standards (in terms of frequency and duration of service interruptions) set forth in our concession and have maintained optimal levels of operating efficiency, with 982.3 customers per employee and 6,736.6 MWh sold per employee in 2006.

  •
  We have a well-balanced capital structure. In April 2006, we completed a comprehensive financial debt restructuring, obtaining 100% adherence of our creditors, pursuant to which our total financial debt was reduced from approximately U.S.$ 496 million of principal amount to approximately U.S.$ 376 million of principal amount. Following the restructuring in April 2006, our financial debt had an average life of approximately eight years, an average cost of approximately 8.0% per annum and grace periods for principal payments of two or five years depending on each instrument. We are also entitled to suspend interest and principal payments on our debt for one year in the event of a material devaluation of the Peso, and to suspend another year in the event of an adverse effect on our cash flow. All of our financial creditors voluntarily accepted the terms of our restructuring, eliminating any risk of holdout creditor claims against our company. We believe that our restructuring allows us to focus on our core business.

  •
  We have a stable, committed and seasoned management team. Our management team has not changed significantly since 1992, despite the changes to and from foreign ownership of our company since our privatization. In accordance with our concession, we are operating our electricity distribution business without the assistance of an external technical operator. Our new controlling shareholder has maintained our management team, and added financial expertise primarily for the restructuring of our financial debt. We encourage internal promotion and provide training and other opportunities for our employees to continue to grow with our business.

Our strategy

        Our goal is to continue to serve the strong demand in our concession area, while maximizing profitability and shareholder value. We are seeking to realize this goal through the following key business strategies:

  •
  Complete our tariff renegotiation process. Following the increase in our distribution margins agreed by the Argentine government in September 2005 and ratified by the executive branch in January 2007, our management is currently focused on completing our integral tariff revision process with the ENRE. We expect to present our integral tariff proposal to the ENRE in the second half of 2007, which will include, among other factors, a recalculation of the compensation we receive for our distribution services based on a revision of our asset base and rate of return. For this purpose, we will present a post-tax return on our gross asset base, which we estimate was 2.2% in 2006. However, we estimate that, had these increases (including the May 2006 CMM) been in effect as of January 1, 2006, we would have recorded a post-tax return on our gross asset base of 4.4% in 2006, which we believe is still extremely low considering our annual post-tax return before the economic crisis. Our average annual post-tax return on our gross asset base from 1997 through 2001 was 9.6%. We currently expect that the RTI will result in a revised tariff structure in 2008.

  •
  Continue to serve our concession area with a high quality of service. We aim to continue serving our clients in accordance with the terms of our concession, distributing electricity within our area meeting or exceeding the required quality standards. We intend to continue to dedicate a significant portion of our capital expenditures to the maintenance, enhancement and expansion of our network to achieve this goal.

  •
  Undertake a reclassification of our smaller customers by economic activity rather than level of demand to optimize our tariff base. We intend to reclassify our client base based on type of economic activity and purchasing power rather than only on levels of electricity demand. We believe this will allow us to shift clients who currently fall within our lowest tariff categories, to other, more appropriate categories, including professionals and small businesses which, due to their low demand, are currently classified as residential customers, and to charge them accordingly. We are currently negotiating an information-sharing agreement with the Argentine tax authority that will allow us to implement this reclassification more effectively, while assisting the tax authority to enhance tax collection in our area.

  •
  Focus on increasing our operating efficiency and optimizing our level of energy losses. We are committing significant resources to improving the quality of our technical services and the safety of our public infrastructure to allow us to reduce the amount of fines imposed by Argentine regulatory authorities in the ordinary course of our operations. We intend to build new entry points for our network in Escobar, Province of Buenos Aires, and Malaver, City of Buenos Aires, which will significantly improve the quality and reliability of our network. In addition, we also intend to maintain our losses at the level at which they are reimbursed under the terms of our concession.

  •
  Maintain an adequate financial posture. We aim to further reduce our leverage in order to optimize our exposure to interest rate and refinancing risk and achieve greater flexibility under our financial covenants, particularly in the use of our excess cash. We also intend to take advantage of opportunities to refinance our restructured debt on more favorable terms as our credit profile improves following our recent tariff increase and debt restructuring.

Our concession

        By a concession dated August 5, 1992, the Argentine government granted us the exclusive right to distribute electricity within our concession area for a period of 95 years. Our concession currently expires on August 31, 2087 and can be extended for one additional 10-year period if we request the extension at least 15 months before expiration. The Argentine government may choose, however, to grant us the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring August 31, 2007, followed by eight 10-year periods. However, the initial management period may be extended at our option, with ENRE's approval, for an additional 5-year period from the entry into force of the new tariff structure to be adopted under the integral tariff revision process. We currently intend to request this extension of the initial management period prior to its expiration. The remaining 10-year periods will run from the expiration of the extension of the initial management period.

        On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which empowered the Argentine government to implement, among other things, monetary, financial and foreign exchange measures to overcome the economic crisis. These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utilities in Argentina, including our company. Under the Public Emergency Law, the Argentine government converted public utility tariffs from their original U.S. Dollar values to Pesos at an exchange rate of Ps. 1.00 per U.S. $1.00, froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services), revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession) and empowered the Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

        In September 2005 we and the Argentine government entered into an Adjustment Agreement, which was ratified by the Argentine executive branch in January 2007. Because a new Argentine Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine government on February 13, 2006 under the same terms and conditions originally agreed.

        Pursuant to the Adjustment Agreement, the Argentine government granted us an increase of 28% in our distribution margins, which is effective retroactively as of November 1, 2005. The Adjustment Agreement is intended to apply transitionally until we complete the RTI with the ENRE in accordance with the terms of the Adjustment Agreement. See "Management's discussion and analysis of financial condition and results of operations—Factors affecting our results of operations—Tariffs." In addition, because the Adjustment Agreement is effective retroactively as of November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM. In the May 2006 CMM, the ENRE determined that our distribution cost base increased by 8.032% (compared to the distribution cost base recognized in the Adjustment Agreement), and, accordingly, approved an equivalent increase in our distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, results in an overall 38.3% increase in our distribution margins. In the November 2006 CMM, the ENRE determined that our distribution cost base increased by 4.6% (compared to our distribution cost base as adjusted by the May 2006 CMM), and accordingly, did not approve any further increase in our distribution margins at such time. The next CMM is scheduled for May 2007 and will be based on the variation of our distribution cost base over our distribution cost base as adjusted by the May 2006 CMM.

        Following are the key provisions of the Adjustment Agreement, which are described elsewhere in this prospectus:

  •
  a cost adjustment mechanism (CMM), pursuant to which our distribution costs are reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in our distribution costs;

  •
  an obligation to make capital expenditures of approximately Ps. 204 million for specified projects in 2006, which we complied with although we were not required to given the Adjustment Agreement was not ratified in 2006;

  •
  our obligation to meet specified service quality standards more stringent than the ones originally contemplated in our concession;

  •
  a restriction on our ability to pay dividends without prior ENRE approval during the period in which we are conducting the RTI;

  •
  forgiveness of approximately one-third of our accrued and unpaid fines, subject to certain conditions relating to compliance with our capital expenditures obligations and service quality standards, and a 7-year payment plan for the balance, commencing 180 days after the date on which the RTI comes into effect;

  •
  our obligation to apply a social tariff regime for low-income customers, which regime will be defined in the context of the RTI; and

  •
  our obligation to extend our network to provide service to certain rural areas.

        Since the ratification of the Adjustment Agreement in January 2007, there have been no further laws or regulations that have materially modified the terms of our concession.

Geographic Exclusivity

        The concession gives us the exclusive right to distribute electricity within the concession area during the term of the concession. Under our concession, neither the national nor the provincial or local governments may grant further concessions to operate electricity distribution services within our concession area. In that respect, we are obligated to satisfy all of the demand for electricity originated in the concession area, maintaining at all times a service quality standard that has been established in the concession. This geographic exclusivity may be terminated in whole or in part by the executive branch if technological changes make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. However, the Argentine government may only exercise its right to alter or suppress our geographical exclusivity at the end of each management period under our concession, by prior written notice at least six months before the expiration of the then current management period.

        We divide our concession area into the following operating territories:

Operating territory	Districts
Morón	Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza
Norte	Ciudad de Buenos Aires, San Martín and Tres de Febrero.
Olivos	Vicente López, San Isidro, San Fernando, Tigre and Escobar.
Pilar	Moreno, Gral. Rodríguez, Pilar, Malvinas Argentinas, J.C. Paz and San Miguel.

        The table below sets forth certain information relating to our operating territories as of and for the year ended December 31, 2006:

Operating territory	Area (km2)	Customers (in thousands)		% of Sales
Morón	1,761	789.0	32.3%	27.2%
Norte	164	769.6	31.5%	32.2%
Olivos	1,624	450.8	18.4%	23.2%
Pilar	1,088	435.5	17.8%	17.4%

Total	4,637	2,445.0	100%	100%

        According to INDEC, the Pilar area experienced the highest population growth rate of the Buenos Aires metropolitan region between 1991 and 2001, growing by 56.6% from approximately 149,070 people in 1991 to approximately 233,508 people in 2001. Today, some of the most affluent neighborhoods and upscale commercial centers and businesses are located in the Pilar area.

Our obligations

        We are obligated to supply electricity upon request by the owner or occupant of any premises in our concession area. We are entitled to charge for the electricity supplied at rates that are established by tariffs set with the prior approval of ENRE under applicable regulations. Pursuant to our concession, we must also meet specified service quality standards relating to:

  •
  the time required to connect new users;

  •
  voltage fluctuations;

  •
  interruptions or reductions in service; and

  •
  the supply of electricity for public lighting and to certain municipalities.

        Our concession requires us to make the necessary investments to establish and maintain quality of service standards and to comply with stringent minimum public safety standards as specified in our concession. We are also required to furnish the ENRE with all information requested by it and must obtain the ENRE's prior consent for the disposition of assets that are assigned to the provision of our electricity distribution services. The ENRE also requires us to compile and submit various types of reports regarding the quality of our service and other technical and commercial data, which we must periodically report to the ENRE.

        Under our concession, we may also be required to continue rendering services after the termination of the concession term upon the request of the Argentine government, but for a period not to exceed 12 months.

        We are obligated to allow certain third parties (other agents and large users) to have access to any available transportation capacity within our distribution system upon payment of a wheeling fee. Consequently, Edenor must render the distribution service on an uninterrupted basis to satisfy any reasonable demand. We are prohibited from engaging in practices that limit competition or result in monopolistic abuses.

        In addition, the Adjustment Agreement requires us and our shareholders and former shareholders to suspend all claims and legal proceedings (including arbitration actions) in administrative, state or federal courts located in Argentina or abroad, that are related to measures adopted since the Public Emergency Law was enacted. After the completion of the RTI, we and our shareholders and former shareholders must completely waive and desist from all of the above mentioned claims and legal proceedings. If our shareholders or former shareholders do not desist from these claims, the Argentine government will have the right to foreclose its pledge over our Class A shares and sell these shares to a third party buyer. If the company or any shareholder or former shareholder re-establishes or initiates a new claim, we must hold harmless the Argentine government in respect of amounts it is required to pay pursuant to such claims. EDFI and EASA have suspended all such claims against the Argentine government as part of the Adjustment Agreement and, in connection with its sale of its controlling stake in Edenor, EDFI has agreed to withdraw its claims against the Argentine government before the ICSID at the request of Dolphin Energía S.A., provided Dolphin Energía S.A. is not in default under its shareholder agreement with EDFI. See "Principal and selling shareholders—Shareholders' agreement."

        In accordance with our concession, our controlling shareholder, EASA, has pledged its 51% stake in our company to the Argentine government to secure obligations under the concession. The Adjustment Agreement requires the pledge to be extended to secure our obligations under this agreement.

Quality standards

        Pursuant to the concession, we are required to meet specified quality standards with respect to the quality of the product (electricity) and the delivery of the product. The quality standards relating to the product quality refer to the electricity's voltage levels. A disturbance occurs when there is a change in the voltage level. The concession requires that the voltage level that we deliver must be 3x380/220 V; 13.2 kV; 33kV; 132 kV; 220 kV. The concession provides that disturbances in the voltage level may not exceed the following (in accordance with international standards):

High voltage	-5.0% to +5.0%
Overhead network (medium or low voltage)	-8.0% to +8.0%
Buried network (medium or low voltage)	-5.0% to +5.0%
Rural	-10.0% to +10.0%

        A fine is imposed under the concession for disturbances that exceed the above-mentioned limits for 3.0% or more of the total amount of time that electricity is provided. The amount of the fine depends on the magnitude of the disturbance. As the disturbance's percentage increases (or decreases) from the contracted tension level, the rate of the fine per kWh increases. These fines are credited to the affected user's next bill.

        The standards for delivery of the product set forth in the concession refer to the frequency and duration of the interruptions. The following table sets forth the standards set forth in the concession with respect to the frequency and duration of interruptions during the current management period:

Category of user	Frequency of interruptions (maximum number of interruptions per semester)	Duration of interruption (maximum amount of time per interruption)(1)
High voltage	3	2 hours
Medium voltage	4	3 hours
Low voltage: (small and medium demand)	6	10 hours
Large demand	6	6 hours

(1)
Interruptions of less than 3 minutes are not recorded.

        These standards may be subject to change during subsequent management periods and/or pursuant to the outcome of the RTI.

        In addition, pursuant to the Adjustment Agreement, we have agreed to comply with a medium delivery standard that reflects our actual average delivery standards during the period from 2001 through 2003. This medium delivery standard requires us to comply with a maximum number of interruptions per semester, on average, of 2.761 and a maximum duration of interruption, on average, of 5.386 hours. If we do not meet the delivery standards required by our concession, as set forth in the table above, but are otherwise in compliance with the medium delivery standard under the Adjustment Agreement, we may withhold payment of any fines that may be imposed under our concession for this failure and use this amount of unpaid fines for our capital expenditures.

        Pursuant to our concession, the ENRE may fine us if one of our customers suffers more than the maximum number of interruptions than the number specified for its category (excluding interruptions of less than 3 minutes) or suffers interruptions for a longer time than the time specified for its category. We pay these fines by granting credits to the affected customers in their electricity bills. Fines are calculated at a rate per kWh that varies depending on the particular tariff or price schedule that is applicable to the user. Following the privatization of our company in 1992, we have been able to improve our quality of service from an average of 22 hours of interruptions per customer and 13 interruptions per customer in 1992 to an average of 7.33 hours of interruptions per customer and 4.98 interruptions per customer in 2000, the last full year prior to the Argentine crisis.

        The following table sets forth the frequency and duration of interruptions of our service in the periods indicated:

	Year ended December 31,
	2006(1)	2005	2004	2003	2002
Average frequency of interruptions	2.78	3.38	2.63	3.19	2.97
Average duration of interruption (in hours)	4.88	5.1	4.3	4.7	4.6

(1)
Estimated Figures.

        Additionally, in order to satisfy quality standards, we must meet certain operating requirements relating to commercial service, including maintenance of the distribution network so as to minimize failures and to maximize the useful life of fixed assets and billings on actual meter readings to generate customer bills. We may bill customers using estimates in cases of force majeure, but we may not send a customer more than two successive estimated bills, if billed bimonthly, or, in other cases, more than three successive estimated bills. Furthermore, estimated bills cannot exceed 8% of total billings in each category of customers.

Fines and penalties

        Pursuant to our concession, the ENRE may impose various fines and penalties on us if we fail to comply with our obligations under the concession, including our failure to meet any of the quality and delivery standards described above. Because we are required to pay for the fines imposed for violations of our quality or delivery standards by granting credits to our customers, we operate since 1996 a central information system that allows us to credit fines directly to our customers who are affected by these quality or delivery deficiencies.

        The ENRE may also fine us for any of our network installations that it considers may pose a safety or security hazard in public spaces, including streets and sidewalks. In addition, the ENRE may fine us for inconsistency in technical information required to be furnished to the ENRE.

        Fines and penalties for violations of public safety and reporting violations are deposited in the Reserva de Fondos de Terceros del ENRE (a Third Party Reserve Fund of the ENRE) in an account in the Banco Nación. Payments accrue in that account until the account reaches Ps. 3 million and then, with the ENRE's authorization, the amount is proportionally distributed among our customers.

        When we entered into the Adjustment Agreement in September 2005, the ENRE granted us a payment plan in respect of approximately Ps. 116 million of our accrued fines and penalties and agreed, subject to the condition that we meet the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to forgive approximately Ps. 58 million of our accrued fines and penalties. Because the Adjustment Agreement was not ratified until January 2007, we have recalculated the amounts of accrued fines and penalties subject to the payment plan under the terms of the Adjustment Agreement as well as the amounts subject to forgiveness. In addition, we were also required to make an adjustment totaling Ps. 47.0 million to the accrued fines and penalties under the payment plan in order to reflect the recent increase to our VAD pursuant to the Adjustment Agreement, and we will be required to make further adjustments to our payment plan to reflect the impact of future increases in our distribution margins. According to these adjustments, we estimate that the ENRE will forgive approximately Ps. 71.4 million of our accrued fines and penalties upon the completion of the RTI, and that we will be required to pay approximately Ps. 169.7 million in accordance with the payment plan provided for in the Adjustment Agreement. This payment plan allows us to repay these fines and penalties in fourteen semiannual installments commencing after a 180-day grace period from the date the RTI comes into effect.

        In 2006, the fines and penalties imposed on us by ENRE amounted to Ps. 25.2 million, which represented 1.8% of our energy sales. As of December 31, 2006 our accrued fines and penalties imposed by the ENRE amounted to approximately Ps. 241.1 million.

        The following table shows, in thousands of Pesos, the adjustments to our accruals for potential ENRE fines and penalties for the periods specified:

	Year ended December 31,
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Accruals at beginning of period	169,650	99,277	63,422	49,022	18,955	13,642	17,437	11,038	8,550	2,641	3,275	5,756	—
Plus: Charged to Results for period	25,200	72,736	36,000	14,643	31,661	16,384	13,640	14,754	5,940	8,040	2,542	961	9,532
Quality of Technical Service	10,390	4,860	4,710	3,241	5,639	5,184	4,002	4,876	—	5,125	—	—	—
Quality of Technical Product	590	1,110	6,900	6,541	5,533	2,863	2,880	1,832	—	284	—	—	—
Quality of Commercial Service	1,210	60	1,170	504	1,504	1,704	874	599	—	952	—	—	—
Public Safety	6,730	25,430	10,850	2,041	4,940	4,219	6,276	2,705	—	802	—	—	—
Transport Technical Function	410	20	183	204	204	85	304	311	—	349	—	—	—
Reporting Violations	5,630	33,730	12,187	1,704	4,891	1,874	(220)	2,235	—	—	—	—	—
Others	240	7,526	—	408	8,950	455	(477)	2,196	5,940	528	—	—	—
Less: Paid during period:
Quality of Technical Service	8	1,644	5	6	918	3,294	5,572	5,574	484	446	1,699	2,772	3,776
Quality of Technical Product	1	(4)	(55)	4	1	2,303	4,179	963	89	109	582	670	—
Quality of Commercial Service	373	112	136	103	314	1,443	1,001	486	2,154	1,367	857	—	—
Public Safety	—	—	—	3	14	2,086	6,119	1,209	202	13	38	—	—
Transport Technical Function	349	40	—	126	347	168	470	123	523	196	—	—	—
Others	12	572	60	1	—	1,777	94	—	—	—	—	—	—
Total paid during period	743	2,364	146	243	1,594	11,071	17,435	8,355	3,452	2,131	3,176	3,442	3,776

Plus: Adjustment to fines and penalties pursuant to the ratification of the Adjustment Agreement	46,972	—	—	—	—	—	—	—	—	—	—	—	—

Accruals at period-end	241,078	169,650	99,277	63,422	49,022	18,955	13,642	17,437	11,038	8,550	2,641	3,275	5,756

Note: The facts or events that generated the amounts charged in each period may have occurred in prior period and not necessarily in the period in which the charge is made.

Foreclosure of pledge over our Class A shares or revocation of our concession

        The Argentine government may foreclose its pledge over our Class A shares and sell them in an public bidding process if any of the following occur:

  •
  we incur penalties in excess of 20% of our gross energy sales, net of taxes (which corresponds to our energy sales) in any given year;

  •
  our controlling shareholder, EASA, fails to obtain the ENRE's approval in connection with the disposition of our Class A shares;

  •
  material and repeated breaches of our concession that are not remedied upon request of the ENRE;

  •
  EASA creates any lien or encumbrances on our Class A shares (other than the pledge to the Argentine government);

  •
  EASA or Edenor obstruct the sale of the Class A shares at the end of any management period under our concession;

  •
  our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A shares without the ENRE's approval; or

  •
  our shareholders or former shareholders fail to desist from any ICSID claims against the Argentine government following completion of the RTI and the approval of a new tariff regime.

        Upon the occurrence of any of these events, the Argentine government will have the right to foreclose its pledge of our Class A shares and exercise the voting rights of the Class A shares until the transfer of such shares to a new purchaser occurs, at which time EASA will receive the proceeds of such transfer, net of a specified penalty payable to the Argentine government.

        In addition, under our concession, the Argentine government has the right to revoke our concession if we enter into bankruptcy and the government decides that we shall not continue rendering services, in which case all of our assets will be transferred to a new state-owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of our creditors, net of any debt owed by us to the Argentine government. Any residual proceeds will be distributed among our shareholders.

Periodic bidding for control of Edenor

        Before the end of each management period under our concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of our capital stock and voting rights in similar conditions to those under which EASA acquired its stake. EASA will be entitled to participate in the bid. The person or group offering the highest price will acquire the stock and will pay the offered price to EASA. If EASA is the highest bidder or if EASA's bid equals the highest bid, it will retain 51% of our stock, but no funds need to be paid to the Argentine government and EASA will have no further obligation with respect to its bid. There is no restriction as to the amount EASA may bid. In the event EASA fails to submit a bid or its bid is lower than the highest bid, the Class A shares will be transferred to the highest bidder and the price paid by the purchaser (except for any amounts owed to the Argentine government) will be delivered to EASA.

        The first management period is set to expire August 31, 2007 and we currently intend to request a five-year extension of the initial management period prior to its expiration.

Default of the Argentine government

        If the Argentine government breaches its obligations in such a way that we cannot comply with our obligation under the concession or in such a way that the distribution service is materially affected, we can request the termination of the concession, after giving the Argentine government 90 days' prior notice. Upon termination of the concession, all our assets used to provide electricity service would be transferred to a new state-owned company to be created by the Argentine government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to us, net of the payment of any debt owed by us to the Argentine government, plus compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs.

Our network

        As of December 31, 2006, the system through which we supply electricity was composed of 67 Sub-Stations of high/high voltage, high/high/medium voltage, high/medium voltage, representing 12,874 MVA of transformer capacity and 1,264 kilometers of high-voltage power lines 220 kV and 132 kV. The distribution system of medium/low voltage was comprised of 13,660 transformers of medium/low voltage, representing 4,767 MVA of transformer capacity, 8,795 kilometers of medium-voltage power lines 33 and 13.2 kV and 23,726 kilometers of low-voltage power lines 380 V.

        The following table provides certain information concerning our transmission and distribution system as of the dates presented:

	At December 31,
	2006(1)	2005	2004
Kilometers of transmission lines
High voltage	1,264	1,232	1,232
Medium voltage	8,795	8,548	8,418
Low voltage	23,726	23,512	23,251

Total	33,785	33,292	32,901
Transformer capacity (MVA)
High voltage/high voltage	7,128	7,128	7,128
High voltage/medium voltage	5,746	5,666	5,526
Medium voltage/low voltage and medium voltage/medium voltage	4,767	4,621	4,537

Total	17,641	17,415	17,191

(1)
Estimated Figures.

        Access is provided from points of connection with the national interconnection grid, (500 kV–200 kV Rodríguez, 220 kV Ezeiza) and from the local Puerto and Costanera power plants to 220kV and 132kV head Sub-Stations: Casanova, Matanza, Ramos Mejía, Morón, Agronomía, Puerto Nuevo, Nuevo Puerto, Malaver, Colegiales, Edison, Matheu, Talar and Zappalorto.

        Our transmission and sub-transmission system (the HV system) forms, together with the Edesur and Edelap systems, the Greater Buenos Aires (GBA) system. The GBA system is operated by the Sociedad Anónima Centro de Movimiento de Energía (SACME), of which Edenor and Edesur own 50% of the shares. SACME is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area, coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires and the greater Buenos Aires metropolitan areas, including coordination with Sistema Interconectado Nacional (the National Network System or NIS) in the Edenor and Edesur concession areas. SACME also represents its shareholders in the control of distribution for those concession areas.

        We distribute energy from the sub-stations of high/medium voltage through the primary 13.2kV and 33kV system to a secondary 380/220 V low-voltage system. Our distribution network, consisting of several transformers, power lines and substations, distributes the electricity to final users with varied voltages depending on the requirements of end users. Certain customers, however, are supplied with power at significantly higher voltages.

        We are currently working with the Argentine government and Edesur to implement two new projects for the construction of new entry points for our network in Escobar and Malaver. These new entry points would significantly improve the quality and reliability of our network. See "Management's discussion and analysis of financial condition and results of operations—Factors affecting our results of operations—Demand—Capacity demand."

Systems

        In June 2006, we began implementing a phased plan to update critical systems and components that we deemed crucial to the growth and monitoring of our business. To this end, we have already begun working on the following projects:

  •
  Completing our transition to XNet servers, which will allow us to substantially improve the performance and security of our internet, intranet and electronic mail applications, and updating all of our personal computers with new versions of Windows and MS Office;

  •
  Updating to a new, state-of-the-art technical system (Nexus Scada) to connect all of our substations to a supervisory control and data acquisition system, which will capture information generated at the substations and convert it into data that will allow us to operate the substations from a remote location and respond quickly to any service problems;

  •
  Incorporating a GPS system that will associate cartographic information with information on our database, making it possible for us to determine information about our network; and

  •
  Updating our enterprise resource planning software to MySAP and developing a unified system database (BW Module/Data Warehouse).

        We expect the implementation of these systems to be substantially complete by the end of 2007. In addition, we are seeking to improve our commercial systems and we hope to begin implementing the improvements to our commercial systems by the end of 2007.

        We recorded Ps. 6.5 million in our accounting for property, plant and equipment as of December 31, 2006 relating to the implementation of a phased plan to update critical systems.

Customers

        The following graph shows the evolution of our customer base:

        As of December 31, 2006, we served 2,444,989 customers. We define a "customer" as one meter.

        We classify our customers pursuant to the following tariff categories:

  •
  Residential (T1-R1 and T1-R2): residential customers whose peak capacity demand is less than 10kW. In 2006, this category accounted for approximately 38% of electricity sales.

  •
  Small commercial (T1-G1 and T1-G2): commercial customers whose peak capacity demand is less than 10kW. In 2006, this category accounted for approximately 9% of electricity sales.

  •
  Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2006, this category accounted for approximately 9% of electricity sales.

  •
  Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand customers according to the voltage at which each customer is connected. The voltage ranges included in this category are the following: (i) Low Voltage-LV: voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2006, this category accounted for approximately 20% of our electricity sales. This category does not include customers who purchase their electricity requirements directly through the wholesale electricity market under the wheeling system.

  •
  Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the wholesale electricity market. See "The Argentine electricity industry—The wholesale electricity market—Spot market." These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2006, the total number of such large users was 704, and in 2006 this category represented approximately 19% of our electricity sales.

  •
  Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW. In 2006, this category accounted for approximately 5% of electricity sales. See "Framework agreement (Shantytowns)."

        We try to maintain an accurate categorization of our customers in order to charge the appropriate tariff to each of our customers. In particular, we focus on our residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and to identify residential customers whose peak capacity demand exceeds 10kW and therefore do not qualify as residential users.

        We rely on the following measures to detect incorrectly categorized customers:

  •
  reporting by our employees tasked with reading meters to identify observed commercial activities which are being performed by residential customers,

  •
  conducting internet surveys to identify advertisements for commercial services (such as medical or other professional services) that are linked to a residential customer's address, and

  •
  analyzing customer demand to determine whether we should further evaluate the peak capacity demand of a given customer whose use might exceed 10kW.

        In addition, we are working with the Argentine tax authority (Administración Federal de Ingresos Públicos) to develop a plan through which we can jointly detect these types of customers.

Reading, billing and collecting

        We bill our customers based on their category of service. Residential and small commercial customers are billed a fixed charge payable bimonthly and a variable charge based on each unit of energy consumed. The price of these charges, in turn, is determined based on the bimonthly consumption registered by each customer, which is divided into subcategories for each of our residential and small commercial customers as follows:

        Residential (Tariff 1-R):

  •
  Tariff 1-R1: bimonthly energy demand less than or equal to 300 kWh

  •
  Tariff 1-R2: bimonthly energy demand greater than 300 kWh

        Small commercial (Tariff 1-G):

  •
  Tariff 1-G1: bimonthly energy demand less than or equal to 1600 kWh

  •
  Tariff 1-G2: bimonthly energy demand greater than 1600 kWh but less than or equal to 4000 kWh

  •
  Tariff 1-G3: bimonthly energy demand greater than 4000 kWh

        Medium commercial customers (Tariff T2) are billed a fixed charge based on a fixed amount of capacity that is payable monthly and a variable charge based on each unit of energy consumed.

        Industrial customers (Tariff T3) are billed two monthly fixed charges based on capacity during peak hours and non-peak hours and three variable charges for each unit of energy consumed, which charges vary based on whether the unit was consumed during peak hours (from 6 p.m. to 11 p.m.), valley hours (horas de valle, from 11 p.m. to 5 a.m.) or during the remaining hours of the day (from 5 a.m. to 6 p.m.).

        Public lighting customers are billed a monthly variable energy charge based on each unit of energy consumed.

        The table below shows the number of our customers per category at the dates indicated.

	At December 31,
	2006	2005	2004
Residential	2,118,447	2,084,713	2,038,874
Small commercial	293,162	287,567	283,673
Medium commercial	27,414	26,157	25,064
Industrial	5,067	4,615	4,765
Wheeling system	507	704	384
Other*	392	385	368

Total	2,444,989	2,404,141	2,352,211

*
Represents public lighting and shantytown customers.

        Since 1995, the Company has two billing systems: one for small- and medium-demand customers and other for large users. Both permit the integration of the reading, billing, collection processes and the tracing of the delinquent balances of customers included in those demand categories.

        All of the meters are read with portable meter-reading terminals, either with manual access or optical reading (in the case of electronic meters for medium commercial and industrial customers). The systems validate the readings, and any inconsistent reading is checked in the field. Estimates of customer usage are no longer used as a result of this new billing system. Once the invoices are printed, they are distributed by independent contractors in each operating area, subject to strict controls.

        More than 70% of the bills are paid through banking institutions, automatic credit via card debit or in stores, including supermarkets and pharmacies. Customers pay the remainder at any of our 28 commercial offices. In summary, automation of these processes has led to high quality billing, reducing the billing cycle from 87 days to less than 54 days over the last few years. In addition, we use various incentive plans to increase payment of outstanding bills by our customers.

Slow-Paying Accounts and Past Due Receivables

        When we assumed the operation of the distribution system from SEGBA in September 1992, many residential electricity meters had not been read for months, individual customer account information was unreliable or nonexistent, and billing and collection systems and procedures required substantial improvement. The state of these customer records made it difficult to determine how much electricity individual customers had used and whether they were delinquent in paying for the service. As a result, one of our primary objectives since 1992 has been to address and minimize slow-paying accounts and past due receivables.

        Many procedures were established to reduce delinquency and make collection possible. Our Commercial Department oversees the strict observance of such procedures.

        Municipalities' accounts form a significant number of our arrears accounts. The methods of collection on such arrears vary for each municipality. One method of collection is to withhold from the municipalities certain taxes collected by us from the public on behalf of the municipalities and using such taxes to offset any past due amounts owed to us by such municipalities. Another method of collection is entering into refinancing agreements with the municipalities. These procedures allowed reducing significantly the number of arrears accounts.

        The following graph shows our delinquent balances as of December 31 of each year:

        We also supply energy to low-income areas pursuant to a framework agreement with the Argentine government and the Province of Buenos Aires for which certain payments are still owed to us. See "—Framework agreement (Shantytowns)."

Energy losses

        Energy losses are equivalent to the difference between energy purchased and energy sold and may be classified as technical and non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors which transmit the electricity from the generating plants to the customers. These losses typically increase in proportion to the amount of energy volume distributed (as has been the case for us in recent years). Technical losses are normal for any energy distributor and cannot be completely eliminated but can be reduced by improvements in the network. We believe that the level of technical losses is approximately 7% in countries with distribution networks similar to ours. Non-technical losses represent the remainder of our energy losses and are primarily due to illegal use of our services and administrative and technical errors.

        Energy losses require us to purchase additional energy to satisfy apparent demand, thereby increasing costs. Furthermore, illegally tied-in customers typically register abnormally high levels of electricity consumption. We are unable to recover from customers the cost of electricity purchased beyond the loss factor established as 10% (on average) pursuant to our concession. The reduction of energy losses therefore reduces the amount of energy that we have to purchase to satisfy apparent demand but cannot invoice, and increases the amount of electricity actually sold.

        At the time of privatization of the electricity sector in 1992, our total energy losses were approximately 30%. At that time, our non-technical losses were estimated at 21%, with over half of that amount due to fraud and illegal use of our service. In response to the high level of losses, we implemented a loss reduction plan in 1992 which emphasized accurate measurement of energy consumption through periodic inspections, updating of client lists and tariff categories, reduction of electric power theft, reduction of illegal direct connections, provision of services to shantytowns and reduction of technical losses.

        In the year 2000, our losses were close to the 10% target rate established in our concession and recognized in tariffs. However, as a result of the economic, political and social crisis that erupted in 2001, the level of energy losses began to escalate again due to increased poverty levels and payment delinquency. Fraud control by Edenor workers was often impeded due to the increased aggression from customers during monitoring visits. Such incidents were fewer during 2004, 2005 and 2006, however, due to improved socioeconomic conditions and the efforts of our management. Due to the inefficiencies associated with reducing our energy losses below the level at which we are reimbursed pursuant to our concession, we currently do not intend to significantly lower our level of losses.

        At present, our goal is to maintain our energy losses at an optimal level, taking into account the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures to maintain an optimal level of losses are focused on improving collections to ensure that customers pay for all the energy that they consume and on making investments in our network to control technical losses. To avoid the theft of electricity we have implemented vigilance and special technologies, such as much higher networks that cannot be reached using normal ladders, shields close to the electricity posts, concentric cables, shielded meters and suspension of electricity service, among other remedies. We are performing tests with low-income customers by teaching them how to ration their consumption, providing the option of payment in installments. Other actions we have taken include the planned installation, through subsidies, of special low-energy lamps and 4,000 prepaid meters were installed. A final decision with respect to the implementation of these energy sales measures on a large scale is currently under evaluation by the ENRE.

        The following table illustrates our estimation of the approximate breakdown between technical and non-technical energy losses experienced in our concession area over the periods indicated.

	Year ended December 31,
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Technical losses	8.6%	8.3%	8.1%	8.0%	7.8%	7.5%	7.3%	8.0%	7.9%	8.1%	9.5%	9.5%	9.5%	9.5%
Non-technical losses	2.5%	2.7%	3.4%	4.7%	4.5%	3.6%	2.7%	2.2%	2.7%	3.6%	4.9%	7.5%	10.7%	16.7%

Total losses	11.1%	11.0%	11.5%	12.7%	12.3%	11.1%	10.0%	10.1%	10.6%	11.7%	14.4%	17.0%	20.2%	26.2%

Framework agreement (Shantytowns)

        In January 1994, we and Edesur entered into a framework agreement with the Argentine government and the Province of Buenos Aires to regulate our supply to low-income areas and shantytowns. Pursuant to this framework agreement, we agreed to supply electricity and, if feasible, install individual meters within each shantytown. However, given the lack of adequate space or streets between shantytown homes, in many instances we were only able to install a single meter at the boundary of each shantytown to measure its collective consumption. Under the terms of the framework agreement, we were entitled to receive compensation from (a) the municipality in which the shantytowns were located, (b) a federal fund, first, for any non-payment in respect of the electricity supplied to the shantytowns and, second, for losses up to Ps. 20 million incurred prior to the signing of the framework agreement, and (c) a provincial fund for capital expenditures made to regularize the shantytown energy supply.

        In October 2003, we, together with Edesur and Edelap, signed a new framework agreement with the Argentine government and the Province of Buenos Aires, which was applicable retroactively as of September 2002 and was to expire on the earlier of December 31, 2006 or the full regularization of electricity supply to the shantytowns. Under the 2003 framework agreement, we are compensated for the service we provide to shantytowns by a commission formed in each shantytown that collects funds from residents of the shantytown. In addition, we are compensated separately by the municipality in which each shantytown is located, and, if there is any payment shortfall, by a special fund to which the Argentine government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of the compensation, net of taxes, paid by those customers with payment problems and meter irregularities who are regularized under the framework agreement. Under the 2003 framework agreement, we may also suspend service to regularized clients for lack of payment. We are currently negotiating a new framework agreement with the Province of Buenos Aires and the Argentine government under substantially the same terms of the 2003 framework agreement.

        In October 2006, we and the Province of Buenos Aires entered into a payment plan agreement with respect to amounts owed to us by the Province of Buenos Aires under the 2003 framework agreement. Pursuant to this payment plan agreement, we are required to submit a statement of claims owed to us for the service we provided in low-income and shantytown areas between September 2002 and June 2006. The Province of Buenos Aires will verify these claims in accordance with the terms of the 2003 framework agreement and, once verified, pay these claims in 18 equal consecutive monthly installments, the first of which was due on January 10, 2007. Furthermore, as part of the payment plan agreement, the Province of Buenos Aires agreed to pay the first six installments of our claims, irrespective of whether verification of such claims had taken place, and to pay any amounts corresponding with the services we provided to low-income areas and shantytowns during the second half of 2006. We agreed to waive our right to interest accrued on outstanding amounts owed to us under the 2003 framework agreement, provided the Province of Buenos Aires complies with its obligations under the payment plan. At present, we are awaiting ratification by the Governor of the Province of Buenos Aires of the payment plan agreement.

        As of December 31, 2006, our receivables for amounts accrued but not yet paid for the supply of energy to shantytowns under the Framework Agreement amounted to Ps. 45.6 million, compared with Ps. 58.0 million at December 31, 2005.

Insurance

        As of February 2007, we are insured for loss or damage to property, including damage due to floods, fires and earthquakes covering amounts up to U.S. $415.9 million, with the following deductibles:

  •
  sub-stations valued at U.S.$5 million or less, with a deductible of U.S.$50,000.

  •
  sub-stations valued above U.S.$5 million, with a deductible of U.S.$100,000.

  •
  underground cells, with a deductible of U.S.$25,000.

  •
  real property (non electricity distribution related), with a deductible of U.S.$10,000.

  •
  terrorist acts up to U.S.$10 million, with a deductible of U.S.$100,000

        We maintain customary directors' and officers' liability insurance, a civil liability insurance with a deductible (covering damages to third parties), workmen's compensation, automobile, life and theft/burglary insurance policies subject to customary deductibles and limitations. Mandatory life insurance is maintained in accordance with Argentine law. Although we do not have business interruption insurance, we consider our insurance coverage to be adequate and in accordance with the standards prevailing for the industry. See "Risks—Risks Relating to Our Business—Our insurance may not be sufficient to cover certain losses."

Environmental management

        In Argentina, the provinces and the government of the City of Buenos Aires are entitled to legislate on natural resources and environmental protection issues. The 1994 Constitution reaffirms this principle, assigning to the Argentine federal government, the establishment of broad environmental guidelines and to the provinces the duty to implement the necessary legislation to attain national environmental goals. The environmental policy for the electricity market is formulated by the Secretariat of Energy and implemented by ENRE. Areas regulated by ENRE include the tolerance level for electromagnetic fields, radio interference, voltage of contact and pass, liquid spills, disposal and handling of solid wastes, noise and vibration admissible levels and use, and the transport on and storage of toxic substances, including polychlorinated biphenil (PCB), a viscous substance which was historically used to lubricate electrical transformers. In addition, the Argentine Environmental Law requires that we eliminate the PCB of our transformers before the end of 2010. We currently plan to achieve this goal by the end of 2008.

        As part of our investment plan, we made important improvements to our network and implemented environmental tests to evaluate the impact of these improvements on the environment and the surrounding areas. We are currently engaged, together with environmental governmental entities, in the application of procedures to decontaminate mineral oils. We are required to apply for licenses from ENRE for all our business activities, including those related to the environment. We believe that we are in compliance in all material respects with all applicable environmental standards, rules and regulations established by ENRE, the Secretariat of Energy and federal, provincial and municipal authorities. We have implemented environmental variables testing programs to evaluate environmental variances and to take corrective actions when necessary. In addition, we have in place an environmental emergency plan to reduce potential adverse consequences if an environment accident should occur.

        On October 19, 1999, the Instituto Argentino de Normalización (the Argentine Institute of Normalization) certified that we have an Environmental Management System that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently as of December 2006.

Legal proceedings

        In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2006, we had established accruals in the aggregate amount of Ps. 66.5 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Proceedings challenging the renegotiation of our concession

        In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against us and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these claims and ruled in our favor. However, because this ruling is subject to appeal, we cannot assure you that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments we have obtained or to block any further adjustments to our tariffs.

Tax claims

        On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a claim against us in the amount of Ps. 51.2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the claim. At December 31, 2003, the amount of surcharges and interest accrued on the claim, including applied penalties, was Ps. 310 million. The claim is based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Laws No. 7290/67 and No. 9038/78 between July 1997 and June 2001. On December 23, 2003, we filed an appeal of the Board's decision with the Tax Court, and enforcement of the judgment has been suspended pending the outcome of the appeal. A recent decision by the Supreme Court of the Republic of Argentina in an unrelated case, however, held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. Based on this decision, among other factors, we have not established any accruals in our financial statements for this claim.

        The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on our income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9.3 million. Tax related contingencies are subject to interest charges and, in some cases, fines. We have appealed the tax authorities' ruling before the Argentine federal tax court. During the appeal process payment for such claim is suspended. We have established an accrual in our financial statements for the contingent tax liability related to this claim.

Environmental claims

        On May 24, 2005, three of our employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge sought a pre-judgment attachment of our assets in the amount of Ps. 150 million to cover the potential cost of environmental damages and estimated clean-up costs. On May 30, 2005, we appealed the charges against our employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal of the decision relating to our employees and our company was not admissible because decisions rendered on grounds of lack of evidence are not reviewable. The Tribunal de Casación has admitted the appeal of the decision relating to ENRE's officers. We have not established any accruals in our financial statements for this claim.

Employees

        As of December 31, 2006, we had 2,369 full-time employees and 91 part-time employees, for a total of 2,460 employees. Approximately 78% of our full-time employees are subject to two collective bargaining agreements. After the privatization, an employee reduction plan was implemented to reduce the number of employees from 6,368 employees at the time of the privatization. The employee reductions were primarily effected through an early retirement program. In addition, we implemented an early retirement plan for those employees who had made the payments required by law and had less than five years before retirement, offering them monthly payments of 80% of their pre-retirement net salary. Access to this plan is conditioned upon our own approval and the prior separation from our company under an agreement signed before the Argentine Ministry of Labor. In July 1995, we signed two collective bargaining agreements with Sindicato de Luz y Fuerza and Asociación del Personal Superior de SEGBA. The collective bargaining agreements reduced the number of job categories from 300 to six and provided for staff evaluations and compensation based on performance for the first time in Argentina. In 2005, we signed two new collective bargaining agreements with the Sindicato de Luz y Fuerza and Asociación del Personal Superior de SEGBA, which were approved by the Ministry of Labor and Social Security on October 5, 2006 and November 17, 2006. These agreements expire on October 31, 2007 and December 31, 2007. These renegotiations have focused primarily on disputes over employee salaries. We believe we currently maintain good relations with our labor force following the conclusion of the negotiation of our collective bargaining agreements. We cannot guarantee that we will not experience any further conflicts with our employees, including with our unionized employees in the context of future negotiations of our collective bargaining agreements, which could result in events such as strikes or other disruptions that could have a negative impact on our operations.

        We have outsourced a number of activities related to our business to third party contractors as we seek to maintain a flexible cost base that allows us both to maintain a lower cost base and gives us the ability to respond more quickly to changes in our market. We had approximately 3,156 third-party employees under contract with our company as of December 31, 2006 and 2,995 as of December 31, 2005. As of February 26, 2007, we had approximately 2,947 third-party employees under contract with our company. We calculate our number of third-party employees based on the number of employees we have under contract, which does not directly relate to the number of third-party employees performing services for our company at any given time, as we only pay for services of these employees on an as-needed basis although they remain under contract for specified periods. The increase in employees in 2006 was due to a series of projects we undertook in November and December of 2006 to make improvements to our network and address any service issues more quickly and effectively during the summer months (Plan Verano). Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors' employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2006, contractors' employees were seeking indemnification from us for an aggregate amount of Ps. 21.8 million, including legal fees and interest and as of such date we have recorded accruals for an aggregate amount of Ps. 10.9 million to cover the liabilities we may have in connection with such claims.

Property, plant and equipment

        Our main properties are transmission lines, substations and distribution networks, all of which are located in the northwestern area of the greater Buenos Aires metropolitan area and the northern area of the City of Buenos Aires. Substantially all of our properties are held in concession to provide the electricity distribution service, which, by nature, is considered to be an essential public service. In accordance with Argentine legislation and court precedents, assets which are affected to rendering an essential public service are not subject to attachment or attachment in aid of execution and therefore, enforcement of judgments against us may be substantially limited. The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2006 was Ps. 2,925.4 million. The net book value of the property, plant and equipment recorded on our balance sheet as of December 31, 2005, 2004 and 2003 was Ps. 2,889.3 million, Ps. 2,944.1 million and Ps. 2,994.4 million, respectively.

        Our gross asset base represents property, plant and equipment related to our distribution services. Because our total property, plant and equipment represents substantially the same assets, but calculated at historical cost as adjusted by inflation through February 2003, we believe the inflation-adjusted value of our property, plant and equipment is an accurate measure of our asset base for purposes of calculating our return on our assets. See "Management's discussion and analysis of financial condition and results of operations—Factors affecting our results of operations—Tariffs—Distribution margin or value-added for distribution (VAD)—Integral Tariff Revision (Revisión Tarifaria Integral, or RTI)." The last adjustment for inflation to our property, plant and equipment was registered in February 2003 in accordance with Argentine GAAP. Accordingly, we estimate the effects of inflation on our property, plant and equipment for periods after February 2003 for purposes of determining the value of our gross asset base in connection with our concession. See Note 2 to our financial statements included elsewhere in this prospectus.

New businesses

        In March, 2007 we entered into two new business agreements with Comunicacion's y Consumos S.A. (CYCSA) and Préstamos y Servicios S.A. (PYSSA) in order to provide voice and data transmission services using power line communication technology microcredit and insurance products to our customers. See "Related party transactions." We are currently exploring other additional opportunities to use our network and customer service systems in new business ventures. If we choose to enter into any of these new businesses, we currently expect that our contribution will consist of access to our network and customer service systems, rather than any significant capital expenditures on our part. Our ability to enter into any of these new businesses will be subject to regulatory and other approvals in Argentina, including the ENRE's approval. We cannot assure you that we will obtain these approvals or that we will otherwise be able to enter into any of these new businesses.

MANAGEMENT

Board of directors

        Our business and affairs are managed by our Board of Directors in accordance with our bylaws and the Argentine Companies Law. Our bylaws provide that our Board of Directors will consist of twelve directors and up to the same number of alternate directors. Pursuant to the Argentine Companies Law, a majority of our directors must be residents of Argentina.

        Our bylaws provide that holders of our Class A shares are entitled to elect seven directors and up to seven alternate directors, one of which must be independent in accordance with CNV regulations, holders of our Class B shares are entitled to elect four directors and up to four alternate directors and holders of our Class C shares are entitled to elect one director and one alternate director, one of which must be independent in accordance with CNV regulations. Holders of Class C shares must hold at least 6% of the outstanding shares of the Company to be able to elect one director and one alternate director; otherwise they must vote jointly as a single class with the holders of Class B shares to elect five directors and up to five alternate directors. In the absence of a director elected by holders of a class of shares, any alternate director elected by holders of the same class may legally attend and vote at meetings of our Board of Directors. The Board of Directors elects among its members a chairman and a vice president.

        Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted into Class B shares, and a nominal amount of Class C shares will remain outstanding. Accordingly, any rights previously attributable to the Class C shares will have been combined with those attributable to the Class B shares and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors.

        Directors and alternate directors serve for one-year periods, indefinitely renewable.

        Our directors and alternate directors are as follows:

Name	Position	Age	Year of appointment (class electing director)
Alejandro Macfarlane	Chairman and CEO	41	2006 (Class A)
Marcos Marcelo Mindlin**	Vice Chairman	43	2006 (Class A)
Damián Miguel Mindlin**	Director	41	2006 (Class A)
Gustavo Mariani	Director	36	2006 (Class A)
Luis Pablo Rogelio Pagano	Director	53	2006 (Class A)
Gustavo María Giugale	Director	48	2006 (Class A)
Edouard Dahomé	Director	48	2006 (Class B)
Edgardo Alberto Volosín	Director	53	2006 (Class B)
Ignacio Chojo Ortiz*	Director	62	2006 (Class B)
Osvaldo Ramini	Director	48	2006 (Class C)
Ricardo Alejandro Torres	Alternate Director	48	2006 (Class A)
Javier Douer	Alternate Director	33	2006 (Class A)
Pablo Díaz	Alternate Director	49	2006 (Class A)
Damián Burgio	Alternate Director	43	2006 (Class A)
Brian Henderson	Alternate Director	62	2006 (Class A)
Martín Alejandro Mittelman	Alternate Director	31	2006 (Class A)
Jorge Miguel Grecco	Alternate Director	49	2006 (Class A)
Jacques Andries	Alternate Director	58	2006 (Class B)
José Carlos Cueva	Alternate Director	42	2006 (Class B)
Alejandro Mindlin**	Alternate Director	31	2006 (Class B)
Carlos Correa Urquiza	Alternate Director	37	2006 (Class B)
Domingo Antonio Sia	Alternate Director	48	2006 (Class C)

*
Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

**
The following family relationships exist within the Board of Directors: Marcos Marcelo Mindlin, Damián Miguel Mindlin and Alejandro Mindlin are brothers.

        Alejandro Macfarlane.    Mr. Macfarlane has been the Chairman of the Board of Directors and CEO of Edenor since 2005. He serves as President of ADEERA, the pre-eminent electricity distributors association of Argentina, since September 2005. Mr. Macfarlane is also a member of the Board of Directors of Macro Bansud Bank. He was a board member of YPF S.A. and has been a member of YPF Foundation since 1999. He is the President of Grupo AM S.A., a corporate and institutional relationships consulting firm. He is member and Director of the Instituto para el Desarrollo Empresarial Argentino (Argentinean Business Development Institute or IDEA) and a member of the Consejo Argentino para las Relaciones Internacionales (Argentinean Council for International Relationships or CARI).

        Marcos Marcelo Mindlin.    Mr. Mindlin has been a member of the Board of Directors of Edenor since 2005. Mr. Mindlin has been the Vice Chairman of Edenor since 2005. Mr. Mindlin currently serves as the Chairman of Pampa Holding and as Chairman of the Cámara Argentina de Energía (CADE), an Argentine energy services institution. Mr. Mindlin is also a member of the Board of Directors of each of Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.. From 1991 to 2003, Mr. Mindlin was the Founding Partner, Vice Chairman and CFO of IRSA Inversiones y Representaciones S.A., a leading Argentine real estate firm, and Director of Banco Hipotecario S.A., the leading mortgage bank in the country. In November 2003, Mr. Mindlin resigned from the IRSA Group to focus his efforts on Grupo Dolphin S.A., an Argentine investment advisory and private equity firm created in 1990 based in Argentina of which Mr. Mindlin is a founding shareholder. Currently, he serves as member of the Board of Directors and President of EASA, IEASA S.A., Dolphin Energía S.A. and Grupo Dolphin S.A. He also serves as Director of Pampa Holding, Pampa Advisors S.A., Citelec S.A., Transener, Transba S.A. and Dolphin Finance S.A. Mr. Mindlin received an MBA from the Universidad del CEMA (Centro de Estudios Macroeconómicos) and a degree in Business Administration from the Universidad de Buenos Aires.

        Damián Miguel Mindlin.    Mr. Mindlin has been a member of the Board of Directors of Edenor since 2005. Mr. Mindlin is a shareholder and Director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm founded in 1990, and is Vice Chairman of Pampa Holding. Mr. Mindlin is also a member of the Board of Directors of each of Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A. Since November 2003 Mr. Mindlin has served as Vice Chairman of the Board of Directors and investment portfolio manager of Grupo Dolphin S.A. Mr. Mindlin also serves as a member of the Board of Directors of Pampa Advisors S.A., Electricidad Argentina S.A. and Citelec S.A., and as an alternate member of the Board of Directors of Compañía de Transporte de Energia Eléctrica en Alta Tension S.A. (Transener). He is also a member of the Board of Directors of Dolphin Finance S.A.

        Gustavo Mariani.    Mr. Mariani has been a member of the Board of Directors of Edenor since 2005. Mr. Mariani is a member of the Board of Directors and a Managing Director of Grupo Dolphin S.A., an Argentine investment advisory and private equity firm. He joined Grupo Dolphin S.A. in 1993, as an analyst and then served as a portfolio manager. He served as Financial and Corporate Director of IRSA Inversiones y Representaciones S.A. Currently, he also serves as member of the Board of Directors of each of EASA, IEASA S.A., Dolphin Energia S.A., Transba, Pampa Holding, Pampa Advisors S.A., Citelec, Transener, Transba and Dolphin Finance S.A., and Alternate Director for Transener S.A. and Citelec S.A. Mr. Mariani has an MBA from Universidad del CEMA (Centro de Estudios Macroeconómicos) and a degree in Economics from the Universidad de Belgrano in Buenos Aires. He is a Chartered Financial Analyst (CFA) since 1998.

        Luis Pablo Rogelio Pagano.    Mr. Pagano has been a member of the Board of Directors of Edenor since 2005. Mr. Pagano is the Chief Financial Officer of Edenor and is also a Managing Director of Grupo Dolphin S.A. Prior to joining Grupo Dolphin S.A. in 2002, Mr. Pagano held various positions, including General Partner and Managing Director for Newbridge Latin America, Investment Banking

Director for Deutsche Morgan Grenfell in Argentina, Vice President and Investment Banking Director for Citibank N.A. and Chief Financial Officer for Argentina, Brazil, Paraguay, Uruguay and Chile of Bank of America, NTSA. Mr. Pagano received an MBA from the Instituto de Estudios Superiores de la Empresa (IESE), in Spain and both a CPA and BA in Business Administration from the Universidad Católica Argentina.

        Gustavo María Giugale.    Mr. Giugale has been a member of the Board of Directors of Edenor since 2005. He is an attorney and graduated from the Universidad Católica Argentina with honors. He has a Master's degree in International Business Law from the London School of Economics. He has worked at the Argentine Defense Ministry. He worked at the Argentine law firm of Allende & Brea and worked as an international associate at the U.S. law firm of Chadbourne & Parke, LLC in New York. He has taught courses including "International Private and Public Law" at Universidad Católica Argentina, and currently is the director of the "International Economic Transactions" program at the Universidad de San Andrés in Buenos Aires.

        Edouard Dahomé.    Mr. Dahomé has been a member of the Board of Directors of Edenor since 2006. Mr. Dahomé is currently the manager of the Distribution Division of the American branch of EDF. Before joining EDF, Mr. Dahomé worked at Gaz de France. Mr. Dahomé has Ph.D in Thermal Engineering from the ?cole Polytechnique in Paris.

        Edgardo Alberto Volosín.    Mr. Volosín has been a member of the Board of Directors of Edenor since 2005. In addition, Mr. Volosín served as Director of Human Resources and Legal Affairs of Edenor since our privatization in 1992 through July 2002 and currently serves as Director of Corporate Affairs, a position which he has held since August 2002. Mr. Volosín holds a degree in Law from the Universidad de Belgrano in Buenos Aires.

        Ignacio Chojo Ortiz.    Mr. Chojo Ortiz has been a member of the Board of Directors of Edenor since 2005. He is also the President of the Audit Committee. He serves also as regular Director at Grupo Bapro S.A. (Province of Buenos Aires Bank Group), and also at Provincia Seguros de Vida S.A. Mr. Chojo Ortiz holds a degree as Public Accountant from the Universidad Provincial de Mar del Plata.

        Osvaldo Ramini.    Mr. Ramini has been a member of the Board of Directors of Edenor since 2004, where he represents Edenor's employees in accordance with our bylaws and the terms of the Employee Stock Participation Program. Since 2004, Mr. Ramini serves as Chief of Operations at Edenor's Network Control Center. From 1992 to 2004, Mr. Ramini has held several positions at Edenor, including Supervisor of Network Monitoring and Control and Supervisor at various sub-stations. Prior to 1992, he held similar positions at SEGBA, our predecessor company, since 1987. Mr. Ramini holds a degree as Communications Technician from the Instituto Industrial Luis A. Huergo and Superior Technician in Energy from the Universidad Nacional de Luján.

        Ricardo Alejandro Torres.    Mr. Torres has been an Alternate Director of Edenor since 2006. Mr. Torres has been Chief Executive Officer of Pampa Holding since November 2005, before which he was a partner of Darwin Inversiones S.A. From 1993 through 2001, Mr. Torres was Chief Financial Officer of IRSA Inversiones y Representaciones S.A. and a Director of Alto Palermo S.A., Brazil Realty Empreendimentos e Participações S.A., Abril S.A. and Inversora Bolívar S.A. Mr. Torres was also a Professor of Finance and Taxes at the Faculty of Economic Sciences of the University of Buenos Aires. He currently serves as a member of the Board of Directors of Pampa Advisors S.A. and Educaria, a private equity fund specializing in the education sector. Mr. Torres is a public accountant with a degree from the University of Buenos Aires and holds a Masters degree in Business Administration from the Universidad Austral.

        Javier Douer.    Mr. Douer has been an Alternate Director of Edenor since 2005. He has held various positions with Grupo Dolphin S.A. since 2000 and currently is Chief Administrative Officer for a group of portfolio companies. Mr. Douer holds a Bachelor's degree in Business Administration from the Universidad de Palermo, in Buenos Aires, as well as a Master's degree in Capital Markets from the Universidad de Buenos Aires.

        Pablo Díaz.    Mr. Díaz has been an Alternate Director of Edenor since 2005. Mr. Díaz currently serves as an Advisor to the President of Grupo Dolphin S.A. and he also serves as a Director at Citelec S.A., Transener, and as an Alternate Director for Transba. Previously, he was an Advisor at the federal Subsecretaría de Energía Eléctrica (the federal Sub-Secretariat for Electrical Energy) and has held various positions in the electricity industry.

        Damián Burgio.    Mr. Burgio has been an Alternate Director of Edenor since 2005. Mr. Burgio is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. He has a degree in law from the Universidad Católica Argentina. He is a member of the Supervisory Committee of Pampa Holding, EASA, Dolphin Energía, IEASA and Construred S.A., and Alternate Member of the Supervisory Committee of Cablevisión S.A.

        Brian Henderson.    Mr. Henderson has been an Alternate Director of Edenor since 2005. He has been a Technical Advisor to the Grupo Dolphin S.A. since 2003 and is also a Director of Citelec and Transba and an Alternate Director of Transener S.A. In addition, Mr. Henderson is the Chairman of the Argentine British Chamber of Commerce. Mr. Henderson has extensive experience in all aspects of private power, including equipment supply and construction, having worked in multiple electricity projects around the world. Mr. Henderson has a degree in Electrical Engineering from Hebburn College.

        Martín Alejandro Mittelman.    Dr. Mittelman has been an Alternate Director at Edenor since 2005. He is an attorney and graduated with honors form the Universidad de Buenos Aires. Dr. Mittelman worked at the Argentine law firm of Marval, O'Farrell & Mairal, and Zang, Bergel & Viñes, and works currently at the Argentine law firm of Cabanellas, Etchebarne, Kelly & Dell'Oro in Maini. He has a Master's degree in Finance from the Universidad del CEMA (Centro de Estudios Macroeconómicos).

        Jorge Miguel Grecco.    Mr. Grecco has been an Alternate Director of Edenor since 2006. Mr. Grecco has served as Director of External Relations of Edenor since 2005. Mr. Grecco has also held positions in various media companies, including Grupo América, Grupo Cimeco, Infobae, Perfíl, Clarín, El Heraldo de Buenos Aires, Trespuntos and Somos. Mr. Grecco is also a professor of journalism at the University of Belgrano and is a published author.

        Jacques Andries.    Mr. Andries has been an Alternate Director of Edenor since 2005. Mr. Andries serves as Financial Management Director at the Direction Participations & Activités Nouvelles in EDF since 2001, and has held other positions within EDF prior to that, such as Financial Controller of EDF International, Manager of Contrôle Gestion at the Pôle Services, Auditor at Subsidiaries Control, and Financial Director of the subsidiary EDEV. Mr. Andries holds an Engineering degree from the Ecole Polytechnique in Paris, as well as degrees from the Ecole Nationale de Statistiques et d'Administration Economique and the Centre de Préparation aux Affaires, Formation à la Direction Générale d'Entreprise.

        José Carlos Cueva.    Mr. Cueva has been an Alternate Director of Edenor since 2006. Mr. Cueva is a partner at the Argentine law firm of Beccar Varela. He has a degree in law from the Universidad de Buenos Aires, with specializations in Natural Resources and Administrative law.

        Alejandro Mindlin.    Mr. Mindlin has been an Alternate Director of Edenor since 2005. Mr. Mindlin serves in the investment group of Pampa Holding and is also a Director of EASA, Citelec S.A. and Transba. Prior to joining Pampa Holding, Mr. Mindlin served in the marketing group of

Grupo Dolphin S.A. Mr. Mindlin has a BA in Middle Eastern History and Languages from the Tel Aviv University, as well as a Film Director's degree.

        Carlos Florencio Correa Urquiza.    Mr. Correa Urquiza has been an Alternate Director at Edenor since 2005. Mr. Correa Urquiza currently serves as Senior Trader at the Financial Operations Direction of the Banco Hipotecario S.A. (National Mortgage Bank). From 1994 to 1999, he served as Director of the department's consulting back office for Consultores Asset Management. Mr. Correa Urquiza holds a Master's degree in Banking Management from the Universidad del CEMA (Centro de Estudios Macroeconómicos), and has a degree in Business Administration from the Universidad de Belgrano in Buenos Aires.

        Domingo Antonio Sia.    Mr. Sia has been an Alternate Director of Edenor since September 2004, where he represents Edenor's employees pursuant to the Employee Stock Participation Program, and has been the technical supervisor for the high voltage system at Edenor since July 2000. Mr. Sia has worked for several years in the electricity industry. Prior to our privatization, Mr. Sia held several positions at SEGBA.

        Prior to the consummation of this offering, we expect that Alfredo MacLaughlin will be elected to our Board of Directors at a meeting of our shareholders to be held on April 16, 2007. In addition, we expect that Mr. MacLaughlin will be appointed to our audit committee in order to comply with Argentine law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

        Alfredo MacLaughlin.    Mr. MacLaughlin is a licensed attorney and practiced as Counsel at the Argentine law firm of Cárdenas, Cassagne. In addition, Mr. MacLaughlin served as Secretary of Finance of the Republic of Argentina from December 2005 until December 2006, and has held various other business and finance positions, including that of Executive Member of Banco Hipotecario Nacional, President of Deutsche Morgan Grenfell, Argentina, Secretary General of the Bolsa de Comercio de Buenos Aires, and Director of Telefónica de Argentina S.A. Mr. MacLaughlin was also a Director of Edesur from 2001 through 2005.

Board Practices

        The duties and responsibilities of the members of our Board of Directors are set forth in Argentine law and our bylaws. Under Argentine law, directors must perform their duties with loyalty and the diligence of a prudent business person. Directors are prohibited from engaging in activities that compete with our company without express authorization of a shareholders' meeting. Certain transactions between directors and our company are subject to ratification procedures established by Argentine law.

        On May 22, 2001, the Argentine government enacted the Transparency Decree with the aim of creating an adequate legal framework to strengthen the level of protection of investors in the market. Other objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

        The Transparency Decree imposes the following duties on members of the Board of Directors of Argentine public companies:

  •
  a duty to disclose all material events related to the company, including any fact or situation which is capable of affecting the value or trading of the securities of the company;

  •
  a duty of loyalty and diligence;

  •
  a duty of confidentiality; and

  •
  a duty to consider the general interests of all shareholders over the interests of controlling shareholders.

        There are no agreements between our company and the members of our Board of Directors that provide for any benefits upon termination of their designation as directors.

Audit committee

        Pursuant to the Transparency Decree and CNV rules, Argentine public companies must appoint an Audit Committee (Comité de Auditoría) composed of at least three members of the Board of Directors, a majority of which must be independent in accordance with Argentine law. Pursuant to our bylaws, one independent director is appointed by holders of our Class A shares and one by holders of our Class B shares. Our Audit Committee's duties include:

  •
  monitoring our internal control, administrative and accounting systems;

  •
  supervising the application of our risk management policies;

  •
  providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;

  •
  rendering opinions on transactions with related parties; and

  •
  supervising and reporting to regulatory authorities the existence of any kind of conflict of interest.

        The members of our Audit Committee are:

Name(1)	Position	Class electing member
Ignacio Chojo Ortiz(2)	President	Class B
Gustavo Mariani	Member	Class A

(1)
We have convened a shareholders' meeting to be held on April 16, 2007 at which we expect a second independent director will be elected to our Board of Directors and appointed to our Audit Committee in accordance with Argentine corporate law.

(2)
Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

        Prior to the consummation of this offering, we expect that Alfredo MacLaughlin will be elected to our Board of Directors at a meeting of our shareholders to be held on April 16, 2007. In addition, we expect that Mr. MacLaughlin will be appointed to our audit committee in order to comply with Argentine law and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Senior management

        The following table sets forth information regarding our senior management:

Name	Current Position	Age
Alejandro Macfarlane	Chief Executive Officer	41
Luis Pablo Rogelio Pagano	Chief Financial Officer	53
Ricardo Sericano	Technical Director	58
Eduardo Maggi	Director of Operations	51
Gustavo Gené	Principal Accounting Officer	51
Jorge Miguel Grecco	Director of External Relations	49
Edgardo Alberto Volosín	Director of Corporate Affairs	53

        Ricardo Sericano was appointed Technical Director of Edenor in December 2006. Mr. Sericano has held several positions at Edenor since 1992. Mr. Sericano holds a degree in Mechanical and Electrical Engineering from the Universidad de Buenos Aires. Prior to our privatization, Mr. Sericano held several positions at SEGBA.

        Eduardo Maggi was appointed Director of Operations of Edenor in 2001. Mr. Maggi currently serves as a Director of SACME, which is responsible for the management of regional high-voltage distribution in the greater Buenos Aires metropolitan area and for coordinating, controlling and supervising the operation of the generation, transmission and sub-transmission network in the City of Buenos Aires. Previously, Mr. Maggi had been Director of Operations of two of Edenor's operation areas, San Martín and Morón. Mr. Maggi began his career at Edenor as a technical manager. Mr. Maggi received a degree in Engineering from the Universidad Tecnológica Nacional and an MBA from the Universidad del Salvador y Deusto.

        Gustavo Gené began working at Edenor at the time of our privatization in 1992 and currently serves as the Principal Accounting Officer of Edenor. Mr. Gené served as Vice President of Strategic Planning from 1998 to 2002, and again from 2005 through May 2006. From 2002 to 2005, Mr. Gené was the Vice President of Planning and Control in the Regional Americas division of Electricité de France. Mr. Gené is a licensed public accountant and holds a degree in Administration and a Masters in Administration and Strategic Planning from the University of Buenos Aires.

Supervisory committee

        Argentine law requires certain corporations, such as our company, to have a supervisory committee (Comisión Fiscalizadora). The supervisory committee is responsible for overseeing compliance with our bylaws, shareholders' resolutions and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a written report on the reasonableness of the financial information of the Company's annual report and the financial statements presented to the shareholders by our Board of Directors. The members of the supervisory committee are also authorized to attend board of directors, audit committee and shareholders' meetings, call extraordinary shareholders' meetings, and investigate written complaints of shareholders holding at least 2% of our outstanding shares. Pursuant to Argentine law, the members of the supervisory committee must be licensed attorneys or certified public accountants.

        Our bylaws provide that our supervisory committee must consist of three members and three alternate members, elected by our shareholders at an ordinary meeting. Members of our supervisory committee are elected to serve one-year terms and may be re-elected. Pursuant to our bylaws, holders of our Class A shares are entitled to appoint two members and two alternate members of the supervisory committee and holders of our Class B and Class C shares are entitled to collectively appoint one member and one alternate member. Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted into Class B shares and a nominal amount of Class C shares will remain outstanding.

        The members and alternate members of our supervisory committee are:

Names	Position	Year of appointment (class electing member)
Diego Martín Salaverri	Member	2006 (Class A)
José Daniel Abelovich	Member	2006 (Class A)
Roberto H. Crouzel	Member	2006 (Class B/C)
Javier Errecondo	Alternate member	2006 (Class A)
Marcelo Fuxman	Alternate member	2006 (Class A)
Rafael M. Lobos	Alternate member	2006 (Class B/C)

        Diego Martín Salaverri is a founding partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio. He earned a degree in law in 1988 from Universidad Católica Argentina, Buenos Aires. He is member of the Board of Directors of Pampa Holding and a member of the Supervisory Committee of Dolphin Energía and EASA. Mr. Salaverri is also an Alternate Member of the Statutory Audit Committee of IEASA and a member of the Board of Directors of Laboratorios Northia SACIFIA.

        José Daniel Abelovich is a senior partner of the audit firm Abelovich, Polano & Asociados and a member of the Statutory Audit Committee of Pampa Holding.

        Roberto H. Crouzel is a partner of the Argentine law firm of Estudio Beccar Varela.

        Javier Errecondo is a founding partner of the Argentine law firm Errecondo, Salaverri, Dellatorre, González & Burgio. He earned a degree in law in 1985 from the Universidad de Buenos Aires. He is a member of the Statutory Audit Committees of IEASA, Dolphin Energía and Pampa Holding and an alternate member of the Statutory Audit Committees of EASA, Construred S.A. and Cablevisión S.A.

        Marcelo Fuxman holds a CPA degree. He is an independent counselor of the audit firm of Abelovich, Polano & Asociados and is a member of the Statutory Audit Committee of Pampa Holding.

        Rafael M. Lobos is a partner of the Argentine law firm of Estudio Beccar Varela.

Compensation

        Our board of directors does not have a compensation or remuneration committee. The aggregate remuneration paid to the members and alternate members of our Board of Directors, the members and alternate members of our supervisory committee and our senior management during 2006 was approximately Ps. 11.3 million.

Share ownership

        None of the members of our Board of Directors or our senior management beneficially own any shares of our capital stock, except for Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani, who, as controlling shareholders of Dolphin Energía S.A. and IEASA S.A., beneficially own all of the Class A shares of our company. See "Principal and selling shareholders." In addition, Ricardo Sericano, Eduardo Maggi and Gustavo Gené are beneficiaries of our Employee Stock Participation Program.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information relating to the current beneficial ownership of our common shares. Percentages in the following table are based on 831,610,200 common shares outstanding before this offering and the Argentine offering and                        outstanding common shares after this offering and the Argentine offering.

		Before this offering and the Argentine offering		Number of shares being sold in this offering		After this offering and the Argentine offering(5)
	Class	Shares	(%)	Shares	(%)	Shares	(%)
Electricidad Argentina S.A.(1)	A	424,121,202	51.0%				51.0%
EDF International S.A.*(2)	B	207,902,550	25.0%
New Equity Ventures LLC*(3)	B	116,425,428	14.0%			—	—
Employee Stock Participation Program**(4)	C	83,161,020	10.0%			—	—
Public	B			—	—	—	—
Total		831,610,200	100.0%

*
Selling shareholders in this offering.

**
Selling shareholders in the Argentine offering.

(1)
All of the Class A shares have been pledged to the Argentine government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See "Business—Our Concession—Our obligations." Electricidad Argentina S.A. (EASA) is an Argentine corporation wholly owned by Dolphin Energía S.A. and IEASA S.A. Dolphin Energía holds 90% of the voting stock and 92.3% of the total outstanding stock of EASA and IEASA holds the remainder. Messrs. Marcos Marcelo Mindlin, Damián Miguel Mindlin and Gustavo Mariani own all of the voting capital stock of each of Dolphin Energía and IEASA. Messrs. Mindlin, Mindlin and Mariani have granted Latin American Energy LLC, a Delaware limited liability company, certain veto rights with respect to matters regarding EASA and our company, which are discussed below. Latin American Energy owns non-voting preferred shares of each of Dolphin Energía and IEASA. Latin American Energy is indirectly owned by several institutional investors, including a private equity fund controlled by Grupo Dolphin S.A. None of these institutional investors holds a controlling interest in Latin American Energy.

(2)
EDF International S.A. (EDFI) is a French wholly owned subsidiary of EDF S.A., the French electricity utility. Until recently, our company was a subsidiary of EDFI. In September 2005, EDFI sold our parent company, EASA, to Dolphin Energía and IEASA and a portion of our Class B shares to New Equity Ventures LLC. Dolphin Energía, IEASA, New Equity Ventures and EASA have granted EDFI certain rights relating to corporate governance and transfers of shares in our company, which are discussed below.

(3)
New Equity Ventures LLC, a Delaware limited liability company, is indirectly owned by several institutional investors, including a private equity fund controlled by Grupo Dolphin S.A. None of these institutional investors holds a controlling interest in New Equity Ventures. New Equity Ventures LLC will transfer up to                        Class B common shares to EASA, which will be converted, in accordance with our by-laws, into Class A common shares to the extent required to maintain EASA's 51% controlling stake in Edenor after giving effect to the global offering.

(4)
None of the participant employees of the Employee Stock Participation Program hold Class C shares representing 1% or more of our capital stock. Our Technical Director, Mr. Ricardo Sericano, our Director of Operations, Mr. Eduardo Maggi, and our Principal Accounting Officer, Mr. Gustavo Gene, are participants in the Employee Stock Participation Program. Approximately 0.2% of the shares held by the Employee Stock Participation Program will not be offered for sale in the Argentine offering. Upon the completion of the Argentine offering (to the extent consummated), any rights previously attributable to the Class C shares will be combined with those attributable to the Class B shares.

(5)
Share amounts do not reflect the exercise of the underwriters' overallotment options in this offering. If the underwriters exercise the overallotment options in full, then each selling shareholder will beneficially own shares as follows:

        The address of EDF International S.A. (EDFI) is 20, place de la Défense, Tour EDF, 92050 Paris, La Défense, France. The address of New Equity Ventures LLC is New Equity Ventures LLC, c/o Empresa Distribuidora y Comercializadora Norte S.A., Azopardo 1025, Buenos Aires, C1107ADQ,

Argentina. The address of the Employee Stock Participation Program is Ayacucho 457, Piso 6, Oficina 63, CP 1026, Buenos Aires, Argentina.

        The only significant change in the percentage of beneficial ownership held by our shareholders in the past three years relates to the sale by EDF International S.A. (EDFI) of 100% of Electricidad Argentina S.A. (EASA) to Dolphin Energía S.A. and IEASA S.A. and its sale of 14% of our Class B common shares to New Equity Ventures LLC. With the exception of EDFI, which as described above is a subsidiary of EDF S.A., a French public company, none of the selling shareholders are public entities or majority-owned subsidiaries of public entities or registered investment companies.

        The controlling shareholders of Dolphin Energía S.A. and IEASA S.A., Messrs. Mindlin, Mindlin and Mariani, are the controlling shareholders of Grupo Dolphin, an Argentine advisory, consulting and private equity firm, and are managers of Pampa Holding S.A., an Argentine public company with a market capitalization of Ps. 2,510 million at March 30, 2007. Pampa Holding S.A. was acquired in November 2005 by certain principals of Grupo Dolphin to serve as a corporate vehicle for private equity investments in Argentina. Through companies under their control, Messrs. Mindlin, Mindlin and Mariani currently control approximately 21.0% of the common stock of Pampa Holding S.A. In addition, Messrs. Mindlin, Mindlin and Mariani, together with Pampa Holding S.A.'s chief executive officer, hold warrants to purchase, in the aggregate, approximately 20% of the common stock of Pampa Holding S.A. (on a fully diluted basis). The board of directors of Pampa Holdings S.A. consists of nine directors, of which five are affiliated with Grupo Dolphin, including Mr. Marcelo Mindlin, who serves as Chairman of the Board of Directors, and Messrs. Damian Mindlin and Gustavo Mariani, each of whom serves as a Vice-Chairman of the Board of Directors. The principal executive officers of Pampa Holding S.A., including its chief executive officer, are also affiliated with Grupo Dolphin.

        Pampa Holding S.A. currently owns several investments in the Argentine electricity sector, including a 50% interest in the controlling shareholder of the principal electricity transmission company in Argentina, Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (Transener), controlling stakes in four generation plants located in the Salta, Mendoza and Neuquén provinces (Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. and Loma de la Lata S.A.). Messrs. Mindlin, Mindlin and Mariani have informed us that, subject to any applicable corporate or regulatory approvals, they may consider contributing their indirect controlling stake in EASA, our controlling shareholder, to Pampa Holding S.A. in exchange for common stock of Pampa Holding S.A. following this offering. We do not believe that this contribution, if consummated, will have a material adverse effect on our operations or business.

Shareholders' agreement

        Pursuant to a shareholders' agreement among EDFI, Dolphin Energía, IEASA, New Equity Ventures and EASA, EDFI has the right, among other things, to:

  •
  nominate two members of our Board of Directors for so long as it holds 15% or more of our capital stock, or one member of our Board of Directors for so long as it holds less than 15% but at least 7.5% of our capital stock, and

  •
  nominate one member of our audit committee for so long as it holds at least 7.5% of our capital stock.

        Under the shareholders' agreement, a number of actions by our company require EDFI's approval, so long as EDFI beneficially owns 15% or more of our capital stock, including:

  •
  any issuance of shares and other similar transactions that would dilute EDFI's interest in our company;

  •
  transactions with affiliates;

  •
  amendments to our bylaws that could adversely affect EDFI's interest in our company;

  •
  dispositions of all or a significant portion of our assets or any disposition of assets for less than the fair value or book value of these assets;

  •
  repurchases or redemptions of our shares other than on a pro-rata basis;

  •
  any declaration or payment of dividends;

  •
  any merger, acquisition or entry into a new line of business;

  •
  any transaction or series of related transactions (including borrowings) that involve the receipt, disbursement or incurrence of debt guarantees of more than U.S. $50 million (other than prepayments under the restructured debt); and

  •
  any voluntary bankruptcy declaration or proceeding.

        In addition, the shareholders' agreement provides for certain tag-along rights, drag-along rights, rights of first offer, call options and put options, including:

  •
  EDFI's right to request the inclusion of its interest in our company in any proposed sale or transfer of direct or indirect interests in our company by any of the other parties to the shareholders' agreement;

  •
  EDFI's right to require that the other parties to the shareholders' agreement include their direct or indirect interests in our company in a sale by EDFI of its interest in our company if we default in the payment of any fees due under our Technical Assistance Agreement with EDFI or Dolphin Energía defaults in its obligation to purchase EDFI's interest upon EDFI's exercise of its put option described below;

  •
  EDFI's right to require that Dolphin Energía purchase all of its shares in our company at any time in April 2013 or in April 2014 at a price determined in accordance with the shareholders' agreement;

  •
  EDFI's obligation to sell, if so requested by Dolphin Energía, all of its interest in our company to Dolphin Energía at any time in April 2015 or in April 2016; and

  •
  EDFI's obligation to first offer its interest in our company to Dolphin Energía prior to (and on the same terms as) a proposed transfer or sale of such interest to a third party.

        A copy of the shareholders' agreement has been filed as an exhibit to the registration statement on Form F-1 of which this prospectus forms part.

        We have obtained EDFI's approval for this offering in accordance with the terms of the shareholders' agreement.

Registration rights agreement

        Pursuant to a registration rights agreement among EDFI, Dolphin Energía and us, EDFI has the right to request, at any time from October 24, 2006, that we conduct a secondary offering of all or a portion (which shall represent no less than 10% of our capital stock) of the shares of our company held by EDFI. This offering must be made pursuant to a registered offering in New York, London or Paris, at our option.

        A copy of the registration rights agreement has been filed as an exhibit to the registration statement on Form F-1 of which this prospectus forms part.

Voting agreement

        Pursuant to a voting agreement between Latin American Energy and our controlling shareholders, Messrs. Mindlin, Mindlin and Mariani, our controlling shareholders have agreed not to allow our parent company, EASA, or our company to take certain actions without Latin American Energy's approval, including:

  •
  any amendment or modification of our bylaws that could adversely affect Latin American Energy;

  •
  any merger, consolidation, spin-off or other similar transaction involving EASA or our company;

  •
  any termination or modification or waiver of any material right under our concession;

  •
  any liquidation, bankruptcy, suspension of payments or other similar matter involving our company,

  •
  any agreements entered into by us that are either not in the ordinary course of business or in excess of U.S. $25 million in any given year or U.S. $50 million over the term of the agreement;

  •
  determining the total annual compensation of our Chief Executive Officer and our Chief Financial Officer;

  •
  any sale or transfer of any of our assets with a book value in excess of U.S.$25 million;

  •
  any acquisition by us of any assets (other than ordinary capital expenditures) with a book value in excess of U.S.$25 million;

  •
  any action taken by us pursuant to the exercise by EDFI of its rights pursuant to the registration rights agreement described above;

  •
  any incurrence of indebtedness by us in excess of U.S.$25 million;

  •
  the commencement of legal proceedings or the entry into settlements by EASA or our company for sums in excess of U.S.$25 million;

  •
  any capital increase or other issuance of any shares of capital stock of EASA or our company, including convertible or exchangeable securities, options, warrants and other subscription or purchase rights;

  •
  transactions by us with any of our affiliates other than ordinary course, arms-length transactions;

  •
  any incurrence of any lien on any of our material assets, and

  •
  any sale, lease, encumbrance or other disposition of the shares of EASA or our shares.

        In addition, pursuant to the voting agreement, the controlling shareholders may, but are not required to, consult with Latin American Energy in respect of any material tariff compromise with the Argentine government. If the controlling shareholders do not consult Latin American Energy or, if it is consulted, they fail to follow Latin American Energy's recommendation regarding the matter under consultation, the controlling shareholders have agreed to indemnify Latin American Energy for any damages or losses it incurred as a result of the decision taken by the controlling shareholders in this matter.

        A copy of the voting agreement has been filed as an exhibit to the registration statement on Form F-1 of which this prospectus forms part.

        We have obtained Latin American Energy's approval for this offering in accordance with the terms of the voting agreement.

Employee Stock Participation Program

Overview

        At the time of the privatization of SEGBA (our predecessor), the Argentine government allocated all of our Class C shares, representing 10% of our outstanding capital stock, to establish an employee stock participation program (Programa de Propiedad Participada, or PPP), pursuant to Law No. 23,696 and regulations thereunder, through which certain eligible employees (including former employees of SEGBA who became employees of our company) were each entitled to receive a specified number of our Class C shares, calculated in accordance with a formula that considered a number of factors, including the employee's salary level, position and seniority. In order to implement the PPP, a general transfer agreement, a share syndication agreement and a trust agreement were executed.

        Pursuant to the transfer agreement, participant employees were allowed to defer payment for the Class C shares over time. As a guarantee for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge, which continues to be in effect, will remain in effect until the payment in full to the Argentine government of the deferred purchase price of all of the Class C shares. In addition, the Class C shares are subject to restrictions on sale and transfer until the deferred purchase price has been paid in full and the pledge has been released. Furthermore, under the trust agreement, the Class C shares have been placed in trust by the Argentine government with Banco Nación, acting as trustee for the Class C shares, for the benefit of the participant employees and the Argentine government. Under the trust agreement, Banco Nación, as trustee, is entitled to receive all dividends corresponding to the Class C shares and 50% of any payment under our company's employee participation bonds. Banco Nación is required to pay to the Argentine government 90% of any such amounts received as payment of the deferred purchase price, and to set aside the remaining 10% in a reserve fund (Fondo de Garantía y Recompra, or Guarantee and Repurchase Fund) for the benefit of the participant employees.

        Pursuant to the share syndication agreement, all political rights of the participant employees (including the right to vote at our ordinary and extraordinary shareholders' meetings) are to be exercised collectively until the payment in full of the deferred purchase price and the release of the pledge in favor of the Argentine government. The share syndication agreement provides for the creation of an executive committee to represent the interests of participant employees. The executive committee is comprised of a minimum of three and a maximum of seven elected members who serve for one-year terms and may be reelected. Currently, the executive committee is comprised of five members and three alternate members. The executive committee meets its quorum with the presence of a majority of its members and, once quorum is met, it may adopt resolutions by majority vote. The chairman of the executive committee acts as the representative of all participant employees in ordinary and extraordinary shareholders' meetings, and is required to vote at such meetings in accordance with the resolution adopted at a special meeting of participant employees prior to the shareholders' meeting.

        According to the regulations applicable to the Employee Stock Participation Program, participant employees who terminate their employment with the company before the payment in full of the deferred purchase price to the Argentine government are required to transfer their shares to the Guarantee and Repurchase Fund, at a price calculated pursuant to a formula set forth in the transfer agreement. As of the date of this prospectus, the Guarantee and Repurchase Fund has not paid in full the amounts due to the former participant employees for the transfer of their Class C Shares.

        A number of former employees of SEGBA and our company have brought claims against the Guaranty and Repurchase Fund, the Argentine government and, in certain limited cases, our company, in each case relating to the administration of our Employee Stock Participation Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the relevant authorities to participate in the Employee Stock Participation Program at the time of its creation, which determination these plaintiffs dispute and are seeking compensation for. The plaintiffs who are former employees of our company are either seeking payment of amounts due to them by the Guaranty and Repurchase Fund for share transfers that occurred upon their retirement from our employment or disputing the calculation of the amounts paid to them by the Guaranty and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or injunctive relief against the Guaranty and Repurchase Fund over Class C shares or funds on deposit in the fund, in each case up to the amount of their respective claims. As of March 20, 2007, all of these claims amounted in aggregate to approximately Ps. 20 million. Because the outcome of these proceedings has not yet been determined, as a condition to the sale of the Employee Stock Participation Program shares in the Argentine offering, the Argentine government has instructed Banco Nación to create a contingency fund to hold a portion of the proceeds of the Argentine offering pending the outcome of these legal proceedings, as described below.

Existing Arrangements for Class C Shares and Employee Mandates

        On May 24, 2006, 2007, the sale of the Class C shares in the Argentine offering and the termination of the share syndication agreement were approved by a special meeting of participant employees, subject to the prepayment in full of the outstanding balance of the deferred purchase price to the Argentine government with the proceeds of the sale. Pursuant to a resolution adopted at this meeting, the participant employees agreed to sell their shares and consummate the Argentine offering if the price per share were to exceed Ps. 1.95 and all Class C shares held by consenting participant employees were sold in the Argentine offering. In order to participate in the Argentine offering and to transfer beneficial ownership in their Class C shares, each participant employee executed a mandate granting an irrevocable power of attorney in favor of three of the members of the executive committee (the "PPP Representatives"), irrevocably consenting to participate in the offer and authorizing the PPP Representatives to execute a mandate granting Raymond James Argentina Sociedad de Bolsa, S.A. (Raymond James), or any other third party, the power to represent the participant employees in the offer. Each participant employee had to individually ratify the execution of such mandate. The mandate empowers Raymond James to, among other things (1) obtain the necessary approvals from the Argentine government for the payment of the outstanding balance of the deferred purchase price owed to the Argentine government and for the release of the pledge over the Class C Shares and the other transfer restrictions, (2) arrange for the sale of the Class C shares in the Argentine offering (including, among others, by requesting any necessary approvals from the CNV, the Bolsa de Comercio de Buenos Aires and any other securities regulator or stock exchange for the public offering of the shares, and the conversion by Caja de Valores S.A. of part of the Class C shares into Class B shares of the company and (3) negotiate and execute an underwriting agreement and any other agreements necessary to participate in the Argentine offering. As of the date of this prospectus, 99.8% of the participant employees have executed individual documents whereby they have ratified the granting of such mandate in favor of the PPP Representatives. The shares held by the remaining 0.2% employees will be the only remaining Class C shares outstanding following the Argentine offering.

        In May, 2006, the PPP Representatives, on behalf of the participant employees and the executive committee, petitioned the Argentine government for permission to pay the outstanding balance of the deferred purchase price owed to the Argentine government for the purchase of the Class C shares and to terminate the restrictions on the transfer of the shares. On May 15, 2007, the Ministry of Economy issued a resolution in which, among other things, it (1) approved the cancellation of the outstanding balance of the deferred purchase price owed to the Argentine government, (2) authorized the Class C shares pertaining to the employee participation program beneficiaries to be offered in the Argentine offering, (3) instructed Banco Nación to collect on its behalf the funds for the cancellation of the deferred purchase price of the Class C shares and to terminate the pledge over such shares, and (4) instructed Banco Nación to create a contingency fund with a portion of the proceeds of the sale of the Class C shares in the Argentine offering for purposes of any claims relating to the administration of the program.

        The participant employees who have consented to participate in the offer will finance the repayment of the outstanding deferred purchase price of all Class C shares, including those held by participant employees who have not agreed to participate in the offer, by allocating a portion of the proceeds of the sale of their Class C shares to pay the indebtedness of the participant employees who did not elect to sell, and will assume the government's position as creditor of such employees.

        According to the agreements, laws and decrees that govern the Employee Stock Participation Program, Class C shares may only be held by our employees. Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted and a nominal amount of Class C shares will remain outstanding. Accordingly, any rights previously attributable to the Class C shares will have been combined with those attributable to the Class B shares, and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors.

RELATED PARTY TRANSACTIONS

Operating and technical assistance agreements

        At the time of the privatization of our company in 1992, we entered into a 10-year operating agreement with EDF S.A., among others, for the provision of technical advisory services to our company. The term of this operating agreement was extended through August 2007. In connection with EDFI's sale of its controlling stake in our company to Dolphin Energía S.A., on September 15, 2005 the operating agreement was terminated and EDF S.A. waived Ps. 25.9 million in fees owed by our company at that time pursuant to the operating agreement. On the same date, we entered into a technical assistance agreement with EDF S.A. pursuant to which EDF S.A. makes available to us the same technical assistance, know-how, expertise and knowledge in the field of electric power installation, distribution and commercialization service management that EDF S.A. makes available to third parties, including technical manuals and software. The technical assistance agreement will terminate on the earlier of a sale by Dolphin Energía of its controlling interest in our company to a third party and September 15, 2010. During the term of the technical assistance agreement, we will pay EDF S.A. an aggregate amount of U.S. $10,000,000 as technical assistance fees in five annual installments of U.S. $2,000,000 each. The first two installments were paid on January 9, 2006, and December 19, 2006.

Agreement with EDF Global Solución S.A.

        On May 4, 2005, we entered into a management agreement with EDF Global Solución S.A. (EDFGS), which at the time was a wholly-owned subsidiary of EDF S.A. but which has since been sold to Dalkia International, pursuant to which EDFGS manages our buildings and facilities, including integral maintenance and cleaning, management of documentation and building operations. We pay EDFGS a monthly fee of approximately Ps. 300,000 plus VAT for these services. This agreement expires on May 31, 2007. If during the term of the contract EDFGS experiences an increase in its costs of 7% or greater, we will conduct our own cost analysis and adjust the fee as appropriate. We may extend the term of the contract, at our request, for additional periods of three years. As of November 1, 2006 we are entitled to terminate the contract with 60 days' prior notice, without having to pay damages and without any further obligation to EDFGS, if either the services provided by EDFGS are no longer required or we receive a better offer than the price agreed with EDFGS and EDFGS does not submit an equivalent offer within 30 days.

Financial Services Agreement with EASA

        On April 4, 2006, we entered into a Financial Services Agreement with EASA pursuant to which EASA shall provide us with advisory services, as well as services related to the potential development of new lines of business compatible with our corporate objectives. The services to be performed by EASA include assistance and advice in respect of our financial performance, our finance management team and our financial decision-making process, our engagement of financial advisory services firms and the development of new financial products, the restructuring of our commercial and financial debt, feasibility, profitability and implementation of new businesses, hedging and derivatives strategies, relationship with foreign and local financial institutions, financial aspects of tariffs renegotiation and concession contract process and our annual budget.

        The term of the agreement is 5 years from September 2005, with each party having the right to terminate it at any time without cause with 60 days prior notice. The consideration to be received by EASA is U.S.$ 2 million per year plus Argentine value added tax and will be payable in advance in October of each year, or as otherwise agreed by the parties, with the first payment (for services rendered in the 12-month period from September 2005) being paid upon approval of the agreement by the audit committees and boards of directors of both our company and EASA, approvals which have both been obtained. The payment related to the first year of services was made on April 19, 2006.

Inter-company loans with EDFI

        On April 25, 2002, we issued U.S.$ 82 million of Series 3 Floating Rate Notes due 2005 to a trust which issued trust certificates unconditionally guaranteed by EDFI. Following our suspension of principal payment on our debt (including the Series 3 notes) in September 2002, EDFI made all the principal and certain interest payments under these certificates and became our creditor. The resulting inter-company loans totaling U.S.$ 87.8 million were voluntarily tendered by EDFI in the recent restructuring of our financial debt in exchange for cash and new notes, and were cancelled accordingly. See "Management's discussion and analysis of operating results and financial condition—Liquidity and capital resources—Debt" and note 17 to our audited financial statements as of and for the year ended December 31, 2006 included elsewhere in this prospectus.

Agreement with Comunicaciones y Consumos S.A.

        On March 16, 2007 we entered into an agreement with Comunicaciones y Consumos S.A. (CYCSA), an Argentine company wholly owned by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, pursuant to which we granted CYCSA the exclusive right to provide telecommunication services to our customers through the use of our network in accordance with Federal Decree 764/2000, which contemplates the integration of voice, data and imaging services through the existing infrastructure of electricity distribution companies such as ours. Under the terms of this agreement, CYCSA will be responsible for all expenses relating to the maintenance and adaptation of our network for use in providing its telecommunications services. The agreement will be valid for ten years commencing from the later of the date on which the ENRE approves the terms of the agreement and the date on which CYCSA's telecommunications license is granted approval, each of which we estimate will occur during the second quarter of 2007. The agreement also provides for automatic renewal at the expiration of each term for subsequent five-year periods, unless either party gives notice not less than 120 days prior to the expiration of such term. Under the agreement, CYCSA will be required to make periodic requests for access to our network, which we will evaluate and grant based on available capacity in our network. In return for the use of our network, CYCSA will compensate us with 2% of its annual charges to customers, before taxes, as well as 10% of any profits derived from its services. In addition, CYCSA will indemnify us for any liability arising from the rendering of its services through our network.

Agreement with Préstamos y Servicios S.A.

        On March 16, 2007 we entered into an agreement with Préstamos y Servicios S.A. (PYSSA), an Argentine financial services company wholly owned by Messrs. Marcelo Mindlin, Damian Mindlin and Gustavo Mariani, pursuant to which we agreed to allow PYSSA an exclusive right to conduct direct marketing services through the use of our facilities and mailing services. As part of this agreement, we agreed to establish special modules in certain of our facilities through which PYSSA will offer its loan and financial services to our clients through a PYSSA employee who will be stationed at each module. In addition, we agreed to include marketing materials for PYSSA in mailings to our clients, including bills to our clients. The agreement will be effective as of the date of the ENRE's approval of its terms, which we estimate will occur in the second quarter of 2007, and will remain in effect for an initial 5 year-term that will renew automatically for subsequent five-year periods, subject to our and PYSSA's right to terminate the agreement by providing notice at least 120 days prior to the expiration of a given term. Under the terms of the agreement, PYSSA will pay us 2% of its monthly charges to customers, before taxes, as well as 10% of any profits derived from its services. In addition, PYSSA has agreed to indemnify us for any liability arising from the rendering of its services.

DESCRIPTION OF CAPITAL STOCK

        Set forth below is certain information relating to our capital stock, including brief summaries of certain provisions of our bylaws, the Argentine corporate law and certain related laws and regulations of Argentina, all as in effect as at the date hereof. The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, the Argentine corporate law and the provisions of other applicable Argentine laws and regulations, including the CNV and the Buenos Aires Stock Exchange rules.

General

        We are a public service company incorporated on July 21, 1992 as a sociedad anónima, a stock corporation, duly incorporated under the laws of Argentina for a 95-year period and registered on August 3, 1992 with the Public Registry of Commerce of the City of Buenos Aires under Nr. 7041 of Book 111, Volume A of Sociedades Anónimas.

        Our capital stock prior to this offering consisted of Ps. 831,610,200, represented by 424,121,202 book-entry Class A common shares, with a par value of one peso each and the right to one vote per share, 324,327,978 book-entry Class B common shares, with a par value of one peso each and the right to one vote per share, and 83,161,020 book-entry Class C common shares, with a par value of one peso each and the right to one vote per share. Under our bylaws, we are required to ensure, unless the ENRE approves otherwise, that Class A common shares represent 51% of our outstanding capital stock and that new Class A, Class B and Class C shares are issued pro rata to the percentage of the outstanding capital stock represented by them prior to a capital increase, unless a general or special shareholder's meeting approves otherwise. All outstanding shares are fully paid.

        Our shareholders authorized a capital increase of 83,161,020 common shares on June 7, 2006 composed of 42,412,120 Class A common shares, 32,432,797 Class B common shares and 8,316,102 Class C common shares. Substantially all Class C shares will be converted into Class B shares upon the closing of the Argentine offering. Our Class B shares have been listed on the Buenos Aires Stock Exchange since 1995 although they have never been traded effectively on that exchange or any other market. Holders of Class A common shares may convert any Class B common shares they may hold into Class A shares, on a one-for-one basis, if such conversion would be required to maintain at all times 51% of the outstanding capital stock of Edenor. Our Class A shares have been pledged in favor of the Argentine Government to secure our obligations under our concession and may not be transferred, even to shareholders of the same class, without the prior approval of the ENRE. Under the Adjustment Agreement, these shares may not be transferred until the approval of the RTI.

        Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted into Class B shares and a nominal amount of Class C shares will remain outstanding. Accordingly, any rights previously attributable to the Class C shares will have been combined with those attributable to the Class B shares, and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors.

Corporate purpose

        Our by-laws set forth that our corporate purpose is to engage in the distribution and sale of electricity within our concession area. We can also acquire the capital stock of other electric distribution companies, subject to regulatory approval, lease our network to provide power line communication or other voice, data and image transmission services, and render operating, advisory, training, maintenance, consultancy, management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by us or through subsidiaries or affiliates. In addition, we may act as trustees of trusts created under Argentine law to the extent they are related to credit facilities granted to vendors and service providers acting in the distribution and sale of electricity who have guaranties granted by reciprocal guaranty companies owned by us.

Shareholders' liability

        Shareholder liability for a company's losses is limited to the value of the shareholder's shareholding in the company. However, under Argentine corporate law, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were necessary for the adoption of the relevant decision. In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company's bylaws (or regulations, if any) may be held jointly and severally liable for damages to the company, other shareholders or third parties resulting from the resolution. See also "Risk factors—Risks related to our ADSs and common shares—Our shareholders may be subject to liability for certain votes of their securities."

Appraisal rights

        Whenever our shareholders approve:

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  a merger or spin-off in which we are not the surviving corporation, unless the acquiror shares are authorized for public offering or listed on any stock exchange;

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  a transformation of our corporate legal status;

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  a fundamental change in our by-laws;

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  a change in our domicile outside Argentina;

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  a voluntary termination of the public offering or listing authorization;

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  a decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

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  a total or partial recapitalization following a mandatory reduction of our capital or liquidation any shareholder that voted against such action or did not attend the relevant meeting may exercise appraisal rights, that is, the rights to withdraw from the company and have its shares cancelled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared, or that should have been prepared, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

        Appraisal rights must be exercised within five days following the meeting at which the resolution was adopted, in the event of a dissenting shareholder that voted against such resolution, or within 15 days following such meeting in the case of a dissenting shareholder that did not attend the meeting and who can prove that it was a shareholder at the date of the meeting. In the case of mergers or spin-offs involving an entity authorized to make public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of the transaction are listed in any stock exchange. Appraisal rights are terminated if the resolution giving rise to such rights is overturned at another shareholders' meeting held within 60 days as from the meeting at which the resolution was adopted.

        Payment of appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except where the resolution was to delist the capital stock of the company, in which case the payment period is reduced to 60 days from the date of the relevant resolution.

        Because of the absence of legal precedent directly on point, there is doubt as to whether holders of ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by ADSs.

Redemption or repurchase

        According to the Transparency Decree, a sociedad anónima may acquire its own shares, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and other regulations that may be issued by the CNV. The conditions are: (a) the shares to be acquired should be fully paid; (b) there shall be a resolution of the board of directors to such effect, (c) the acquisition shall be made out of net profits or voluntary reserves; (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired in excess of such limit shall be disposed of within 90 days after the date of the acquisition originating the excess.

        The shares acquired by the company shall be disposed of by the company within a maximum term of three years counted as from the date of the acquisition thereof. Upon disposition of the shares, the company shall make a preemptive rights offering of such shares. The offer is not mandatory if the shares are issued in connection with a compensation plan or program for the company's employees or if the shares are distributed among all shareholders in proportion to their shareholding. If shareholders do not exercise in whole or in part, their preemptive rights, the sale shall be made in a stock exchange.

Preemptive and accretion rights

        Under Argentine law, shareholders of any given class of common shares have preemptive rights, on a pro rata basis, to subscribe shares of the same class owned by them, and accretion rights, on a pro rata basis, to subscribe additional shares of its class or other classes of shares not subscribed by other shareholders of the same class. Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Alternatively, pursuant to the Argentine companies law, in exceptional cases and on a case by case basis when required for the best interest of the company, the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders, preemptive rights, provided that the resolution is included in the meeting's agenda and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

        In the event of a capital increase, our by-laws provide that holders of Class A, Class B and Class C shares have preemptive rights, on a pro rata basis, to subscribe new Class A, Class B or Class C shares, as the case may be, in order to maintain their pro rata interest in the company, unless otherwise decided in a general or extraordinary shareholders' meeting. The holders of our Class A shares, in any capital increase, must exercise their preemptive rights to maintain at least 51% of our capital stock outstanding after giving effect to the capital increase, unless otherwise authorized by the ENRE or to the extent any other legal mechanism is used to secure the 51% ownership of our capital stock. In order for the participant employees of the PPP to participate in this offering, all of our Class C shares (including shares of PPP participants who will not participate in this offering) will be converted into Class B shares.

        Pursuant to Argentine law, if approved by an extraordinary shareholders' meeting, companies authorized to make a public offering of their securities may shorten the period during which preemptive rights may be exercised from 30 to 10 days following the publication of the offering in the Argentine Official Gazette and a newspaper of wide circulation in Argentina. Preemptive rights are exercisable following such publication (which must be made for three days) for a period of 30 days, provided the period is not reduced in the manner described above.

        Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, on a pro rata basis, with respect to any unsubscribed shares. Shares not subscribed by shareholders by virtue of preemptive or accretion rights may be offered to third parties. EASA and certain of our selling shareholders have assigned their preemptive and accretion rights to the international underwriters.

        Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available.

Voting rights

        Under our bylaws, each class of common shares entitles the holder thereof to one vote per share at any meeting of our shareholders. Under Argentine corporate law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with that of, or are different from, the company. In the event that such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder's vote, the resolution may be declared void by a court and such shareholder may be held liable for damages to the company, other shareholders and third parties.

Registration requirements of foreign companies holding Class B shares

        Under Argentine regulations, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the Inspección General de Justicia (the public registry of commerce) to exercise certain shareholder rights, including voting rights. The registration requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder is not a special purpose vehicle organized solely to conduct business solely in Argentina, is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

Liquidation rights

        In the case of our liquidation or dissolution our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among holders of our common stock without distinction of classes.

Ordinary and extraordinary shareholders meetings

        Shareholders' meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine corporate law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the board of directors and the statutory audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to Public Offering Transparency Decree 677/2001, at an ordinary shareholders' meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partially or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders' equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders' meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders' preemptive rights.

Special shareholders meetings of classes of shares

        In the event a shareholder's meeting is held to adopt any resolution affecting the rights of a class of shares, the consent or ratification of shareholders of that class is required and a special shareholder's meeting shall be held. The special shareholder's meetings shall be governed by the rules provided for the ordinary shareholder's meetings.

Notices of meetings

        Notices of shareholders' meetings are governed by the provisions of Argentine Corporations Law. Furthermore, notice of shareholders' meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the bulletin of the Buenos Aires Stock Exchange, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If quorum is not available at such meeting, a notice for a second meeting, which must be held within 30 days of the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting. The above-described notices of shareholders' meetings may be effected simultaneously for the second meeting to be held on the same day as the first meeting, only in the case of ordinary meetings and special shareholder's meetings of a relevant class of shares. Shareholders' meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote of shares entitled to vote.

Quorum and voting requirements

        The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting a second meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders' meeting on first call is 70% of the shares entitled to vote, and if such quorum is not available, a second meeting may be held, for which the quorum is 35% of the shares entitled to vote.

        Action may be taken at extraordinary shareholders' meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that: the approval of a majority of shares with voting rights (for these purposes non-voting preferred shares shall have voting rights), without application of multiple votes, is required at both the first and second meeting for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) our anticipated dissolution, (iv) the total or partial redemption of shares, or (v) the transformation of our corporate legal status, in which cases resolutions shall be adopted by the affirmative vote of the majority of shares with the right to vote. Preferred shares will be entitled to one vote in these circumstances. Moreover, pursuant to our by-laws, the extension of the company's duration, the withdrawal from public offering or delisting, the total or partial recapitalization, the merger or spin-off (including if we are the surviving entity) or the termination of the concession agreement for the distribution and sale of electricity, on first and second calls, shall be taken by the affirmative vote of shares representing at least 80% of the outstanding shares entitled to vote, whether present or not at the shareholder's meeting, without application of multiple votes, if applicable. An amendment to our by-laws requires the prior approval of the ENRE. Shareholder's meetings shall approve amendments "ad-referendum" of the ENRE.

        Shareholders' meetings may be called by the board of directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders' meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock in which case the meeting must take place within 40 days of such shareholders' request. If the board or the statutory audit committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must also deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores S.A. at least three business days prior to the date on which the meeting is to be held. If so entitled to attend a meeting, a shareholder may be represented by proxy. Proxies may not be granted to our board, members of the statutory audit committee, officers or employees.

Election of directors

        Our board of directors must have 12 acting directors and the number of alternate directors that the shareholders may resolve in a general annual ordinary meeting or at a class annual ordinary meeting, such number not to exceed the number of acting directors. All directors are elected to serve for one fiscal year. Holders of Class A common shares are entitled to elect, in a general annual ordinary meeting or at an annual ordinary meeting of Class A holders 7 directors one of which must be independent in accordance with CNV regulations and our by-laws. Holders of Class B common shares are entitled to elect, in a general annual ordinary meeting or at an annual ordinary meeting of Class B holders 4 directors one of which must also be independent in accordance with CNV regulations and our by-laws. Holders of Class C common shares are entitled to elect, in a general annual ordinary meeting or at an annual ordinary meeting of Class C holders 1 director until the percentage of our capital stock represented by Class C common shares decreases below 6% at which moment holders of Class C common shares will be required to vote together with holders of Class B common shares to elect, as a common class, 5 directors. Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted into Class B shares and a nominal amount of Class C shares will remain outstanding. Accordingly, any rights previously attributable to the Class C shares will have been combined with those attributable to the Class B shares and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors.

Form and transfer

        Our current capital stock is represented by book-entry shares. Our shareholders are required to hold their shares through book-entries directly made by Caja de Valores in the stock registry of the company carried by Caja de Valores or through book-entries with brokers, banks and other entities approved by the CNV that have accounts with Caja de Valores, or with the participants of the Caja de Valores. Caja de Valores is in charge of maintaining a stock registry on our behalf based on information received from shareholders that chose to hold their shares directly by registration on the stock registry of the company and from participants of the Caja de Valores, and in accordance with Argentine law only those holders listed in the stock registry either directly or through participants of the Caja de Valores will be recognized as shareholders. Shares held by participants of the Caja de Valores have the same rights as shares recorded in our shareholders' register.

Certain Differences between Argentine and U.S. Corporate Law

        As an investor, you should be aware that Argentine Corporate Law and the Argentine Securities Market Law, both of which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.

Mergers, Consolidations, and Similar Arrangements

        Under Argentine law, a company is permitted to merge with another company only if a majority of the shares representing the company's outstanding capital stock approve the merger at a duly convened general extraordinary shareholders' meeting. In addition, a higher threshold requiring the approval of greater than a majority of shares may be imposed under the company's bylaws. Our bylaws provide that in the event of a merger or spin-off, 85% of our company's voting shares must approve such decision. In addition, under our bylaws, dissenting shareholders are only entitled to appraisal rights if the shares that they would receive as a consequence of the merger are not allowed to become publicly traded. Our bylaws also provide that appraisal rights may be exercised within five days by shareholders who are present at the shareholders' meeting and who vote against the merger, and within fifteen days by shareholders who were absent from the meeting, but who were shareholders at the time of the meeting.

        In contrast, under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital share. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Anti-Takeover Provisions

        Although a specific rule does not exist regarding anti-takeover provisions under Argentine law, public companies are allowed to include provisions in their bylaws in order to restrict the ability of third parties to acquire control of the company. The company's bylaws may provide that in order to take certain actions, a supermajority is required with respect to the shares entitled to vote thereon. Pursuant to the CNV rules, any group or individual that directly or indirectly seeks to acquire an amount of voting shares of a company (including rights to subscribe to such shares or options to acquire such shares), that could result in substantial participation rights with respect to the capital stock of such company, is required to, prior to the acquisition and within ten days of seeking to acquire such company, conduct a mandatory public offering.

        In contrast, under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the shareholder became an interested shareholder unless:

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  prior to the date of the transaction in which the shareholder became an interested shareholder, the board of directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

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  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation, excluding shares held by directors, officers, and employee stock plans; or

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  at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at a shareholders' meeting by at least 66 2/3% of the voting stock which is not owned by the interested shareholder.

Shareholders' Suits

Class Action Lawsuits

        Under Argentine law, class action lawsuits are not permitted. In contrast, under Delaware law, class actions and derivative actions are generally available to shareholders for purposes of, among other things, breaches of fiduciary duty, corporate waste and other actions or omissions that conflict with applicable law. In these kinds of actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with the action.

Shareholder Proposals

        Under Argentine law, directors are nominated by shareholders, and there is no special provision restricting the manner in which nominations may be made. Pursuant to our bylaws, shareholders of our Class A shares are entitled to elect seven directors (and up to seven alternate directors), holders of our Class B shares are entitled to elect four directors (and up to four alternate directors) and holders of our Class C shares are entitled to elect one director (and one alternate director), provided they hold at least 6% of our outstanding capital stock. In the event holders of our Class C shares hold less than 6% of our outstanding capital stock, they must vote with the holders of Class B shares to elect five directors (and up to five alternate directors). Upon the closing of the Argentine offering (to the extent consummated), substantially all Class C shares will have been converted into Class B shares and a nominal amount of Class C shares will remain outstanding. Accordingly, any rights previously attributable to the Class C shares will have been combined with those attributable to the Class B shares and holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares in the election of directors.

        In contrast, Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders' Meetings

        Under Argentine law and our bylaws, a shareholders' meeting may be convened by the board of directors or by the statutory audit committee. Under our bylaws, shareholders representing at least 5% of our outstanding capital stock may request that the board of directors or the statutory audit committee call a shareholders' meeting to discuss the matters indicated in the written request. The request must indicate the subject to be dealt with and the board of directors or the statutory audit committee must convene a shareholders' meeting to be held within forty days after receipt of the request. If the board of directors or the statutory audit committee fails to convene a shareholders' meeting, the meeting may be called by the public authority or judicially.

        Delaware law permits the board of directors or any person who is authorized under a corporation's certificate of incorporation or bylaws to call a special meeting of shareholders.

Cumulative Voting

        Under Argentine law, cumulative voting for the election of one third of the vacant directors is permitted.

        Under Delaware law, cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation.

Approval of Corporate Matters by Written Consent

        Under Argentine law, a shareholder is not allowed to take action or vote by written consent.

        Delaware law permits shareholders to take action by written consent of holders of outstanding shares having more than the minimum number of votes necessary to take the action at a shareholders' meeting at which all voting shares were present and voted.

Amendment of Certificate of Incorporation

        Under Argentine law, it is not possible to amend a company's certificate of incorporation (acta constitutiva). However, the provisions that govern an Argentine company are contained in each company's bylaws, which may be amended in the manner described below. Under Delaware law, a company's certificate of incorporation generally may be amended by a vote of the majority of shareholders entitled to vote thereon (unless otherwise provided in the certificate of incorporation), subsequent to a resolution of the board of directors proposing such amendment.

Amendment of Bylaws

        Under Argentine law, amending a company's bylaws requires shareholder approval at an extraordinary shareholders' meeting. Argentine law requires that at least 60% of the voting shares (unless the bylaws require a higher threshold), at first call, or 30% at second call (unless the bylaws require a higher or lower threshold), which represent the company's outstanding capital stock, be present at the meeting and that the resolutions be approved by an absolute majority of the present shares (unless the bylaws require a higher threshold). Pursuant to our bylaws, the quorum for an extraordinary shareholders meeting, at first call, is 70% of the voting shares, and at second call, 35%. Resolutions, in both cases, will be taken by the absolute majority of the voting shares present at the meeting. In certain cases, resolutions must be taken by 80% of the voting shares, present or not at the meeting.

        Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the bylaws of a corporation.

Staggered Board of Directors

        Argentine law permits companies to have a staggered board of directors. Delaware law also permits corporations to have a staggered board of directors.

DIVIDENDS AND DIVIDEND POLICY

Dividend policy

        Under Argentine corporate law, declaration and payment of annual dividends, to the extent the distribution of available earnings complies with the requirements of applicable Argentine corporate law, is determined by our shareholders at the annual ordinary shareholders' meeting. Generally, but not necessarily, the board of directors makes a recommendation with respect to the payment of dividends. We have not declared or paid any dividends since August 14, 2001.

        Under the terms of our financial debt, we are not entitled to distribute any dividends until April 24, 2008, unless our leverage ratio (as defined in our debt instruments) is 2.5 or lower or we attain an international investment grade rating on our long term debt from an internationally recognized rating agency. Thereafter, we are only permitted to distribute dividends under certain circumstances depending on our leverage ratio based on our financial statements prepared in accordance with Argentine GAAP. If our leverage ratio (defined in our debt instruments as our total indebtedness over our 12-month EBITDA) is 2.5 or lower, or we attain an international investment grade rating on our long term debt from an internationally recognized rating agency, we will not be subject to any restrictions under our debt instruments on our ability to distribute dividends. However, if our leverage ratio is greater than 2.5, we will only be entitled to pay dividends if we generate excess cash (as defined in our debt instruments). In this case, we may pay dividends out of excess cash as follows:

  •
  if our leverage ratio is greater than 2.5, but not greater than 3.0, we may apply 50% of our excess cash to pay dividends;

  •
  if our leverage ratio is greater than 3.0, but not greater than 3.5, we may apply 25% of our excess cash to pay dividends; and

  •
  if our leverage ratio is greater than 3.5, we may not pay dividends.

Also, pursuant to the Adjustment Agreement, we cannot make any dividend payments without the ENRE's prior approval during the period in which we are conducting the RTI.

Amount available for distribution

        Dividends may be lawfully declared and paid only out of our retained earnings stated in our yearly financial statements prepared in accordance with Argentine GAAP and CNV regulations and approved by the annual ordinary shareholders' meeting.

        According to Argentine Corporations Law and our by-laws we are required to maintain a legal reserve of 20% of our then-outstanding capital stock. The legal reserve is not available for distribution to shareholders. Under Argentine corporate law and our by-laws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

  (i)
  to comply with the legal reserve requirement;

  (ii)
  to pay the accrued fees of the members of the board of directors and supervisory committee;

  (iii)
  to pay any amounts owed to our employees under the "Bonos de Participación para el Personal";

  (iv)
  for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders' meeting; and

  (v)
  the remainder of the net income for the year may be distributed as dividends on common shares or as otherwise decided by our shareholders at the annual ordinary shareholders' meeting.

        Bonos de Participación para el Personal are bonds issued to our employees, according to the provisions of our by-laws, that entitle each holder of the bonds to a pro rata portion of 0.5% of our earnings, after payments of taxes.

        The board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by the supervisory committee, at the annual ordinary shareholders' meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders' meeting must be held to approve the financial statements and determine the allocation of our net income for such year.

        Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders' meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. The statute of limitations to the right of any shareholder to receive dividends declared by the shareholders' meeting is 3 years from the date in which they have been made available to the shareholder.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American depositary receipts

        The Bank of New York, as depositary, will register and deliver the American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 Class B common shares (or a right to receive 20 Class B common shares) deposited with the principal Buenos Aires office of Banco Río de la Plata S.A., as custodian for the depositary in Argentina. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADRs will be administered is located at 101 Barclay Street, 22W, New York, NY 10280.

        The depositary is required to keep books at its corporate trust office for the registration of ADSs and transfers of ADSs which at all reasonable times shall be open for inspection by the holders of ADSs, provided that such inspection shall not be for the purpose of communicating with holders in the interest of a business or object other than the business of Edenor or a matter related to the deposit agreement or the receipts.

        You may hold ADSs directly either by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or by having ADSs registered in your name in the Direct Registration System. You may also hold ADSs indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are an ADS registered holder. This description assumes you are an ADS registered holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS registered holders described in this section. You should consult with your broker or financial institution to learn what those procedures are.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The depositary will be the holder of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See "Where you can find more information" for directions on how to obtain copies of those documents.

Dividends and other distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash

        The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It may hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See "Taxation." It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares

        The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell common shares, in lieu of delivering a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may also sell a portion of the distributed common shares to pay its fees and expenses in connection with the distribution. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.

Rights to purchase additional common shares

        If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        If the depositary makes rights to purchase common shares available to you, it will exercise the rights and purchase the common shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict transfers and cancellation of the ADSs representing common shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

        The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed property to pay its fees and expenses in connection with the distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, withdrawal and cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request.

How do ADS holders cancel ADSs and obtain shares?

        If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADR evidencing those ADSs.

Voting rights

How do you vote?

        You may instruct the depositary to vote the number of common shares your ADSs represent. If we ask for your instructions, the depositary will notify you of shareholders' meetings and the upcoming vote and arrange to deliver our voting materials to you. Those materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified.

        The depositary will try, as far as practical, subject to Argentine law and the provisions of our by-laws or similar documents, to vote or to have its agents vote the number of common shares or other deposited securities represented by your ADSs as you instruct. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares underlying your ADSs. In the absence of your instruction, our company may request the depositary to vote as we instruct at the corresponding meeting. You may otherwise not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify you of upcoming votes and ask for your instructions.

        If we timely ask the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, the depositary will consider you to have authorized and directed it to vote the number of deposited securities represented by your ADSs in favor of all resolutions proposed by our board of directors or, if not so proposed, to vote in the same manner as the majority of all other shares voted in respect of this resolution. The depositary will vote as described in the preceding sentence unless we notify the depositary that:

  •
  we do not wish the depositary to vote those deposited securities;

  •
  we think there is substantial shareholder opposition to the particular question; or

  •
  we think the particular question would have an adverse impact on our shareholders.

Fees and expenses

        Persons depositing common shares or holders of ADRs will be required to pay certain fees and expenses, as described in the table below, which the depositary is entitled to deduct prior to making any cash dividend or other cash distribution on the deposited shares.

Persons depositing common shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of common shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 (or less) per ADS.	•	Any cash distribution to you
$0.02 (or less) per ADS per year.	•	Depositary services
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
Registration or transfer fees	•	Transfer and registration of common shares on our common share register to or from the name of the depositary or its agent when you deposit or withdraw common shares.
Expenses of the depositary in converting foreign currency to U.S. Dollars

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or common share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	No charges of this type are currently made in the Argentine market

        The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

        The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees related to making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of taxes

        The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, recapitalizations and mergers

If we:		Then:
•	Change the nominal or par value of our common shares	The cash, shares or other securities received by the depositary will become deposited securities.
•	Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
•	Distribute securities on the common shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received.
•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver common shares and other deposited securities upon surrenders of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on obligations and liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADRs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

  •
  are not liable if either of us exercises discretion permitted under the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party; and

  •
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

        In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary's own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for depositary actions

        Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of common shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your right to receive the common shares underlying your ADRs

        You have the right to surrender your ADSs and withdraw the underlying common shares at any time except:

        When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our common shares.

        When you or other ADR holders seeking to withdraw common shares owe money to pay fees, taxes and similar charges.

        When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of common shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying common shares. This is called a Pre-Release of the ADSs. The depositary may also deliver common shares upon the receipt and cancellation of pre-released ADSs (even if the ADSs are surrendered before the Pre-Release transaction has been terminated). A Pre-Release is terminated as soon as the underlying common shares are delivered to the Depositary. The depositary may receive ADSs instead of common shares to satisfy a Pre-Release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (i) owns the common shares or ADSs to be deposited; (ii) transfers all beneficial right, title and interest in such common shares or ADSs, as the case may be, to the Depositary in its capacity as such and for the benefit of the Beneficial Owners, and (iii) will not take any action with respect to such common shares or ADSs, as the case may be, that is inconsistent with the transfer of ownership (including, without the consent of the Depositary, disposing of common shares or ADSs, as the case may be, other than in satisfaction of such Pre-Release),; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to terminate the pre-release on not more than five business days' notice and (d) Pre-Release is subject to such further indemnities and credit regulations as the Depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of Pre-Release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant, which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above, has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder communications and inspection of register of holders of ADSs

        As a holder of deposited securities, the depositary will make available for your inspection at its office all communications that it receives from us that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

TAXATION

        The following summary contains a description of the material Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

        Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Argentine Tax Considerations

        The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class B common shares or ADSs.

Dividends tax

        Dividends paid on our Class B common shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at the rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Capital gains tax

        Due to certain amendments made to the Argentine Income Tax Law, it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange or other disposition of shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.

Resident individuals

        Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of our Class B common shares or ADSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of our Class B common shares or ADSs by resident individuals who sell or dispose of Argentine shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries

        Capital gains obtained by non residents or foreign entities from the sale, exchange or other disposition of our Class B common shares or ADSs are exempt from income tax. Pursuant to a reasonable construction of the AITL, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as "offshore entities" for purposes of Argentine tax laws. For this purpose, an offshore entity is any foreign legal entity which pursuant to its by-laws or to the applicable regulatory framework (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) cannot perform in such jurisdiction certain transactions.

Local entities

        Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our Class B common shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of our Class B common shares or ADSs can be applied only to offset such capital gains arising from sales of shares or ADSs.

Personal Assets tax

        Argentine entities, such as us, have to pay the personal assets tax corresponding to foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value (valor patrimonial proporcional), or the book value, of the shares arising from the latest financial statements. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax from the applicable foreign shareholders, even by withholding and/or foreclosing the shares, or by withholding dividends.

Value added tax

        The sale, exchange or other disposition of our Class B common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes

        The sale, exchange or other disposition of our Class B common shares or ADSs is not subject to transfer taxes.

Stamp taxes

        Stamp taxes may apply in certain Argentine provinces in case transfer of our Class B common shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class B common shares or ADSs is exempted from stamp tax in the City of Buenos Aires.

Other taxes

        There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B common shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class B common shares or ADSs.

Tax treaties

        Argentina has signed tax treaties for the avoidance of double taxation with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B common shares or ADSs that is a U.S.

resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal assets tax.

United States Federal Income Tax Considerations

        This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

  •
  a dealer in securities or currencies;

  •
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

  •
  a bank;

  •
  a life insurance company;

  •
  a tax-exempt organization;

  •
  a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;

  •
  a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;

  •
  a person who is liable for the alternative minimum tax;

  •
  a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or

  •
  a person that owns or is deemed to own 10% or more of any class of our stock.

        This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. You should consult your own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in your particular circumstances, including the possible application of state, local, non-U.S. or other tax laws. For purposes of this summary, you are a "U.S. holder" if you are a beneficial owner of an ADS and you are:

  •
  a citizen or resident of the United States;

  •
  a U.S. domestic corporation; or

  •
  otherwise subject to U.S. federal income tax on a net income basis with respect to income

  •
  from the ADS.

        If a partnership holds our ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our ADSs should consult its own tax advisor.

        In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common stock represented by that ADS.

Dividends

        The gross amount of cash dividends that you receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Argentine Pesos will be included in your income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary's receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. If such a dividend is converted into U.S. Dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs before January 1, 2011 generally will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs will be listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

        Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares will be treated as qualified dividends, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

        Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

        Upon a sale or other disposition of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of your amount realized and your tax basis, determined in U.S. Dollars, in the ADSs. Generally, such gain or loss you realize on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.

Foreign Tax Credit Considerations

        You should consult your own tax advisors to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as you have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Argentine taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder's particular circumstances. You should consult your own tax advisors regarding the creditability or deductibility of such taxes.

U.S. Information Reporting and Backup Withholding Rules

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. You may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

RIGHTS OFFERING

        We are offering            newly issued Class B common shares in connection with a capital increase by our company. On June 7, 2006 our shareholders authorized a capital increase of up to Ps. 83,161,020 represented by up to 83,161,020 common shares, with a nominal value of Ps. 1.00 per share, and entitled to one vote each. The capital increase is part of a global offering in which certain of our shareholders are offering            Class B common shares, including in the form of ADSs.

        In connection with the capital increase and pursuant to Argentine corporate law, each of our shareholders has a preemptive right to subscribe a number of shares sufficient to maintain its proportionate holding of our total capital stock. Our current shareholders will be entitled to exercise preemptive rights and to subscribe 83,161,020 new shares during the preemptive subscription period, which we expect will begin on April 26, 2007 and ends on May 7, 2007, in proportion with their current shareholding. In addition, our shareholders have accretion rights, which permit them to subscribe any capital increase shares that are not subscribed by other shareholders in proportion with the percentage of shares for which the subscribing shareholder has exercised preemptive rights. These preemptive and accretion rights will be mandatorily attributed to each shareholder for no consideration. Our controlling shareholder, EASA, and the selling shareholders in this offering have assigned all of their preemptive and accretion rights in this offering to the international underwriters, representing 90% of such rights, who will exercise such rights to obtain the primary shares offered in the international offering.

        Any shares acquired by the international underwriters as a result of the exercise of preemptive and accretion rights shall be issued in the form of Class B common shares entitling their holders to the same rights (including voting and economic rights) provided by existing Class B common shares (including those being sold by the selling shareholders).

UNDERWRITING

        We and the selling shareholders are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as representatives of the international underwriters in this offering. We have entered into an international underwriting agreement with the international underwriters. Subject to the terms and conditions of the international underwriting agreement, we have agreed to sell to the international underwriters, and each international underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.

Total

        The international underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The international underwriting agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting international underwriters may also be increased or the offering may be terminated.

        The international underwriters propose to offer the ADSs directly to the pubic at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                        per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to $                        per ADS from the initial public offering price. After the initial public offering of the ADS, the offering price and other selling terms may be changed by the international underwriters. Sales of shares made outside of the United States may be made by affiliates of the international underwriters.

        The international underwriters have an option to buy up to            additional ADSs from the selling shareholders to cover sales of ADSs by the international underwriters which exceed the number of ADSs specified in the table above. The international underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the international underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the international underwriters will have offered the additional ADSs on the same terms as those on which the ADSs are being offered.

        The closing of the international offering is not conditioned upon the closing of the Argentine offering.

        The international underwriting fee is equal to the public offering price per ADS less the amount paid by the international underwriters to us or the selling shareholders, as the case may be, per ADS. The underwriting fee is $                        per ADS. The following table shows the per ADS and total international underwriting discounts and commissions to be paid to the international underwriters assuming both no exercise and full exercise of the international underwriters' option to purchase additional ADSs.

	Without over-allotment exercise	With full over-allotment exercise
Per ADS	$	$
Total	$	$

        We estimate that the total expenses of the global offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the international underwriting discounts and commissions, will be approximately $                              . See "Expenses of the offering."

        A prospectus in electronic format may be made available on the web sites maintained by one or more international underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of ADSs to international underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to international underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We and the selling shareholders (except for any participants in our Employee Stock Participation Program) have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        We have applied to have the ADSs approved for listing on the New York Stock Exchange under the symbol "EDN".

        In connection with this offering, the international underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the international underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the international underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the international underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the international underwriters may purchase ADSs through the over-allotment option. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the international underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

        The international underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the international underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the international underwriters that sold those ADSs as part of this offering to repay the international underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the international underwriters commence these activities, they may discontinue them at any time. The international underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us, the selling shareholders and the representatives of the international underwriters. In determining the initial public offering price, we, the selling shareholders and the representatives of the international underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded ADSs or common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters, the selling shareholders and us.

        Neither we, the selling shareholders nor the international underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

        Certain of the international underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the international underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

EXPENSES OF THE OFFERING

        We estimate that our expenses in connection with this offering and the Argentine offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in U.S.$)	Percentage of net proceeds of this offering (%)
Securities and Exchange Commission registration fee
NYSE listing fee
National Association of Securities Dealers, Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accountant fees and expenses
Miscellaneous costs(1)

Total	U.S.$

(1)
Includes the fees of the Argentine CNV and the Buenos Aires Stock Exchange.

        All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NYSE listing fee, the NASD filing fee and the Argentine CNV and Buenos Aires Stock Exchange fees.

        The depositary has agreed to pay some of these expenses on our behalf, subject to certain conditions.

        The total underwriting discounts and commissions that we are required to pay will be approximately U.S.$            million or            % of the gross proceeds of this offering and the Argentine offering.

VALIDITY OF SECURITIES

        The validity of the ADSs will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and for the international underwriters by Davis Polk & Wardwell. The validity of the common shares and other matters governed by Argentine law will be passed upon for us by Errecondo, Salaverri, Dellatorre, González & Burgio. Certain matters of Argentine law will be passed upon for the international underwriters by Estudio Beccar Varela and Estudio Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h).

        Javier Errecondo, Diego Salaverri and Damian Burgio are partners of the law firm of Errecondo, Salaverri, Dellatorre, González & Burgio. Mr. Errecondo serves as an alternate member of our Supervisory Committee. Mr. Salaverri serves as a regular member of our Supervisory Committee. Mr. Burgio serves as an alternate member of our Board of Directors.

        Roberto H. Crouzel, Rafael M. Lobos and José Carlos Cueva are partners of the law firm Estudio Beccar Varela. Mr. Crouzel serves as a regular member of our Supervisory Committee. Mr. Lobos serves as an alternate member of our Supervisory Committee. Mr. Cueva serves as an alternate member of our Board of Directors.

EXPERTS

        The financial statements as of December 31, 2006 and 2005 and for each of the years in the period ended December 31, 2006 included in this prospectus have been audited by Deloitte & Co., S.R.L, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the financial statements and includes explanatory paragraphs describing (a) that the Argentine Federal Government ratified the Adjustment Agreement for the renegotiation of the concession agreement signed by us and approved our new electricity rate schedule that will be effective for electricity consumption beginning as from February 1, 2007 (b) the discontinuance of restating the financial statements for the effects of inflation and (c) that accounting principles generally accepted in the City of Buenos Aires, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and that information relating to the nature and effect of such differences is presented in Note 34 to the financial statements, and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, principally under the captions "Summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "The Argentine electricity industry" and "Business." We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

  •
  the outcome and timing of the integral tariff revision process we are currently undertaking with the Argentine government and uncertainties relating to future government approvals to increase or adjust our tariffs;

  •
  general political, economic, social, demographic and business conditions in Argentina and particularly in the geographic market we serve;

  •
  the impact of regulatory reform and changes in the regulatory environment in which we operate;

  •
  electricity shortages;

  •
  potential disruption or interruption of our service;

  •
  restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

  •
  the revocation or amendment of our concession by the granting authority;

  •
  our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;

  •
  fluctuations in inflation and exchange rates, including a devaluation of the Peso; and

  •
  additional matters identified in "Risk factors."

        Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

        Upon completion of this offering, we will become subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we will be required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

        As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, as required by CNV rules and regulations. We will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year, and will file on reports on Form 6-K containing an English language version of any quarterly reports we file with Argentine securities regulators or stock exchanges.

        We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

        We also file financial statements and other periodic reports with the CNV located at 25 de Mayo 175, Buenos Aires, Argentina.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

        We are incorporated under the laws of Argentina and one of the selling shareholders is incorporated under the laws of the French Republic. Substantially all of our assets and those of the selling shareholders are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Argentina, and the majority of the selling shareholders' officers and directors reside in Argentina or elsewhere outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

        In addition, a substantial portion of our assets are not subject to attachment or foreclosure, as they are essential to the public service we provide. In accordance with Argentine law, as interpreted by the Argentine courts, assets which are necessary to the provision of an essential public service may not be attached, whether preliminarily or in aid of execution.

        We have been advised by our Argentine counsel, Errecondo, Salaverri, Dellatorre, González & Burgio, that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be enforced in Argentina, provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction were rendered, was issued by a court competent in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

        Subject to compliance with Article 517 of the Federal Civil and Commercial Procedure Code described above, a judgment against us, any Argentine selling shareholder or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

        We have been further advised by our Argentine counsel that:

  •
  original actions based on the federal securities laws of the United States may be brought in Argentine courts and that, subject to applicable law, Argentine courts may enforce liabilities in such actions against us, our directors, our executive officers, the selling shareholders and the advisors named in this prospectus; and

  •
  the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the selling shareholders, respectively, is limited by provisions of Argentine law.

        A plaintiff (whether Argentine or non-Argentine) residing outside Argentina during the course of litigation in Argentina must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Argentina that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant's attorney fees, as determined by the Argentine judge. This requirement does not apply to the enforcement of foreign judgments.

                                  Deloitte & Co. S.R.L.
                                  Florida 234, Piso 5°
                                  C1005AAF
                                  Ciudad Autónoma
                                  de Buenos Aires
                                  Argentina

                                  Tel: (54-11) 4320-2700
                                  Fax: (54-11) 4325-8081/4326-7340
                                  www.deloitte.com

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS OF EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.:

        We have audited the accompanying balance sheets of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (an Argentine Corporation) (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in accordance with generally accepted accounting principles in Buenos Aires City, Argentina.

        As described in Note 32 a) on January 8, 2007, Decree No. 1957/06, which was signed by the President of Argentina on December 28, 2006, was published in the Official Gazette. Pursuant to such Decree, the Federal Government ratified the Adjustment Agreement for the renegotiation of the concession agreement signed by the Company (Note 23 b). Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/2007 which approves the Company's new electricity rate schedule that will be effective for electricity consumption beginning as from February 1, 2007.

        The Company discontinued the restatement of its financial statements to reflect the effects of inflation effective March 1, 2003 pursuant to Decree No 664/03 and the Argentine National Securities Commission (Comisión Nacional de Valores) General Resolution No 441/03. The Professional Council of Economic Sciences of the City of Buenos Aires, however, continued to require the restatement of financial statements to reflect the effects of inflation through September 30, 2003. The wholesale price index decreased by approximately 2% during the period from March 1, 2003 to September 30, 2003. As mentioned in Note 2, the Company's management believes that the effect of the discontinuance of the restatement of financial statements to reflect the effects of inflation on February 28, 2003 is not material.

        Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of the results of operations for each of the two years in the period ended December 31, 2006 and on the determination of shareholders' equity and the financial position as of December 31, 2006 and 2005, and the additional disclosures required under US GAAP, are set forth in Note 34 to the accompanying financial statements.

Buenos Aires City, Argentina

March 2, 2007

Deloitte & Co. S.R.L.

Daniel Horacio Recanatini
(Partner) Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other(1)s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
	(stated in thousands of pesos)
CURRENT ASSETS
Cash and banks	481	11,659
Investments (Note 33—Exhibit D)	32,192	296,480
Trade receivables (Note 4)	270,938	231,929
Other receivables (Note 5)	30,221	21,702
Supplies	13,635	13,795

Total Current Assets	347,467	575,565

NON-CURRENT ASSETS
Other receivables (Note 5)	256,475	74,724
Investments in other companies (Note 33—Exhibit C)	378	368
Supplies	4,921	36,523
Property, plant and equipment (Note 33—Exhibit A)	2,925,422	2,889,270

Total Non-Current Assets	3,187,196	3,000,885

Total Assets	3,534,663	3,576,450

CURRENT LIABILITIES
Trade accounts payable (Note 6)	267,640	205,063
Loans (Note 7)	2,029	1,620,126
Salaries and social security taxes (Note 8)	51,446	34,141
Taxes (Note 9)	62,192	67,887
Other liabilities (Note 10)	26,380	175,792
Accrued litigation (Note 33—Exhibit E)	25,914	18,332

Total Current Liabilities	435,601	2,121,341

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	31,250	26,762
Loans (Note 7)	1,095,490	0
Salaries and social security taxes (Note 8)	20,287	12,412
Other liabilities (Note 10)	241,079	0
Accrued litigation (Note 33—Exhibit E)	40,606	38,651

Total Non-Current Liabilities	1,428,712	77,825

Total Liabilities	1,864,313	2,199,166
SHAREHOLDERS' EQUITY (as per related statement)	1,670,350	1,377,284

Total Liabilities and Shareholders' Equity	3,534,663	3,576,450

The accompanying notes 1 to 34 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
	(stated in thousands of pesos)
Net sales (Note 11)	1,378,326	1,262,210	1,107,188
Electric power purchases	(799,073)	(757,675)	(599,082)

Gross margin	579,253	504,535	508,106
Transmission and distribution expenses (Note 33—Exhibit H)	(362,118)	(346,132)	(332,844)
Administrative expenses (Note 33—Exhibit H)	(93,299)	(72,874)	(60,738)
Selling expenses (Note 33—Exhibit H)	(87,930)	(85,967)	(81,799)

Net operating income (loss)	35,906	(438)	32,725
Financial income (expenses) and holding gains (losses)
Generated by assets
Exchange difference	2,569	2,072	4,846
Interest	13,885	12,885	10,116
Holding results (**)	89	(567)	(11,008)
Generated by liabilities
Financial expenses (*)	(25,404)	(14,130)	(10,071)
Exchange difference	(13,318)	(28,989)	(26,116)
Interest (***)	(101,280)	(119,542)	(87,737)
Holding results (**)	0	(240)	9,285
Gain on extinguishment of former debt (Note 3.k)	179,243	0	0
Adjustment to present value of notes (Note 3.k)	57,138	0	0
Other expense, net (Note 12)	(22,944)	(652)	(11,979)

Income (loss) before taxes	125,884	(149,601)	(89,939)
Income tax (Note 3.n)	167,182	0	0

Net income (loss) for the year	293,066	(149,601)	(89,939)

Earnings (losses) per common share	0.35	(0.18)	(0.11)

(*)
The breakdown of financial expenses is as follows:

Fees related to the initial public offering of capital stock (Note 29)	(10,604)	0	0
Financial assistance Electricidad Argentina S.A. (Note 21)	(8,133)	0	0
Financial fees	(390)	(3,816)	(3,604)
Withholdings income tax	(4,131)	(9,520)	(4,372)
Bank charges and commission	(2,146)	(794)	(2,095)

Total	(25,404)	(14,130)	(10,071)

(**) Holding results
Generated by assets
Valuation allowance for impairment of value of bonds Argentina (Note 3 e)			(10,500)
Effects of inflation
Others	89	(567)	(508)

Total	89	(567)	(11,008)

Generated by liabilities
Gain on the repurchase of debt for cash (Note 18)			9,285
Effects of inflation
Others		(240)

Total	—	(240)	9,285

(***)  Includes 7,873, 18,752 and 10,829 as of December 31, 2006, 2005 and 2004, respectively, with Related Parties (Note 21) and 46,972 as of December 31, 2006 for adjustment of the ENRE penalties (Note 23 a).

  The accompanying notes 1 to 34 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006
				Retained earnings
	Shareholders' contributions
				Appropriated Retained Earnings
					Unappropriated Retained Earnings Accumulated Deficit
	Nominal Value (Note 22.a)	Adjustment to Capital
			Total	Legal Reserve		Total
	(stated in thousands of pesos)
Balances as of December 31, 2003	831,610	996,489	1,828,099	53,320	(264,595)	1,616,824
Net loss for the year	—	—	—	—	(89,939)	(89,939)

Balances as of December 31, 2004	831,610	996,489	1,828,099	53,320	(354,534)	1,526,885
Net loss for the year	—	—	—	—	(149,601)	(149,601)

Balances as of December 31, 2005	831,610	996,489	1,828,099	53,320	(504,135)	1,377,284
Net income for the year	—	—	—	—	293,066	293,066

Balances as of December 31, 2006	831,610	996,489	1,828,099	53,320	(211,069)	1,670,350

The accompanying notes 1 to 34 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
	(stated in thousands of pesos)
Cash flows from operating activities
Net income (loss) for the year	293.066	(149.601)	(89.939)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Note 33—Exhibit A)	178.980	178.443	174.898
Retirement of property, plant and equipment (Note 33—Exhibit A)	650	894	511
(Loss) gain from investments in related companies	(10)	5	0
Financial debt restructuring result, net (Note 3.k)	(179.243)	0	0
Adjustment to present value of notes (Note 3.k)	(57.138)	0	0
Exchange difference, interest and penalties on loans	49.061	138.975	66.377
Supplies recovered from third parties	(5.782)	0	0
Income tax (Note 3.n)	(167.182)	0	0
Changes in assets and liabilities:
Net (increase) in trade receivables	(39.009)	(37.099)	(13.336)
Net (increase) decrease in other receivables	(23.088)	(27.152)	9.661
Decrease (Increase) in supplies	1.433	(5.411)	4.582
Increase in trade accounts payable	67.065	54.428	52.915
Increase in salaries and social security taxes	25.180	4.459	1.786
(Decrease) Increase in taxes	(5.695)	23.574	(8.908)
Increase in other liabilities	91.667	36.791	53.744
Net increase in accrued litigation	9.537	7.659	666
Financial interest paid (net of interest capitalized) (Note 24)	(26.668)	(46.494)	(55.478)
Financial interest collected (Note 24)	2.175	2.038	5.365

Net cash flows provided by operating activities	214.999	181.509	202.844

Cash flows from investing activities
Additions of property, plant and equipment	(179.671)	(124.482)	(125.093)

Net cash flows used in investing activities	(179.671)	(124.482)	(125.093)

Cash flows from financing activities
Debt restructuring payment (Note 14)	(310.794)	0	0

Net cash flows used in financing activities	(310.794)	0	0

Increase in Cash and Cash Equivalents	(275.466)	57.027	77.751

Cash and Cash Equivalents at the beginning of year	308.139	251.112	173.361

Cash and Cash Equivalents at the end of year	32.673	308.139	251.112

The accompanying notes 1 to 34 are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

(amounts stated in thousands of Argentine pesos, except as otherwise indicated)

1.    ORGANIZATION AND START UP OF THE COMPANY

        In compliance with Law No 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried on by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electricity.

        On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution No 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class "A" shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, "EDENOR" or "the Company") and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

        EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D'Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class "A" shares of EDENOR, a company organized on July 21, 1992 by Decree No 714/92 of the Federal Government.

        EASA was awarded the Class "A" shares of EDENOR based on a bid of US$ 427,972,977 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR's capital stock was executed on August 6, 1992. The award as well as the transfer contract was approved on August 24, 1992 by Decree No 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

        In accordance with the provisions of Decree No 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR's capital stock (represented by the totality of Class "A" shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

        The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

        On June 12, 1996, the Extraordinary Shareholders' Meeting approved the change of the Company's name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company's core business. The amendment to the Company's by-laws as a consequence of the change of the name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE—Ente Nacional Regulador de la Electricidad), through Resolution No 417/97 and registered with the Public Registry of Commerce on August 7, 1997.

        On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA) and SAUR. Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

        On April 25, 2005, the Company received a notice from EDFI whereby it was informed that EDFI, in its capacity as the majority shareholder of EASA, which was the controlling company of EDENOR, had hired the services of the investment bank J.P. Morgan in order to evaluate strategic alternatives related to its investment and that for such purpose it had started preliminary conversations with interested third parties on a non-exclusive and non-binding basis.

        On May 24, 2005, EDFI informed that after having examined different proposals it had decided to start exclusive negotiations with Grupo Dolphin S.A. and a group of associated investors ("Dolphin") for the possible transfer of an equity interest in EASA and EDENOR. Consequently, EDFI informed that it would conduct negotiations with Dolphin aimed at entering into final agreements or that it would continue to evaluate other strategic alternatives regarding its investment in EASA and EDENOR, should those final agreements not be reached.

        In addition, on June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR's capital stock (held by EDFI) through the transfer of all Class "A" common shares held by EASA and 14% of the Class "B" common shares. In this manner, EDFI would retain a 25% interest in EDENOR. The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program (ESOP—Note 22 c). The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

        On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin's subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place at the offices of Caja de Valores S.A., together with the change in the indirect control of EDENOR through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90% of the voting stock and 92.3% of the total outstanding stock) and IEASA (10% of the voting stock and 7.7% of the total outstanding stock). Furthermore, as a result of the aforementioned agreement, the ownership of EDENOR's Class "B" common shares (representing 39% of its capital stock) changed with 14% of the Company's capital stock now being held by NEV and the remaining 25% being kept by EDFI.

        Furthermore, on such date certain contracts and agreements were signed, including the following:

  i)
  a voting trust agreement among Dolphin, IEASA, NEV and EDFI, the purpose of which being, among others, to regulate certain issues related to the Company's governance and management, such as the appointment of directors and Supervisory Committee members, certain matters requiring special treatment and qualified majorities and the hiring of first class auditors;

  ii)
  a Registration Rights Agreement among EDFI, Dolphin and the Company with the purpose of establishing the procedures and mechanisms through which the shareholder EDFI would be able to sell its shareholding in EDENOR in any international stock market, should the Company wish to do so, provided certain conditions are complied with.

  The Registration Rights Agreement provides for the performance of formal obligations but does not stipulate any penalties in the event of non-compliance.

  iii)
  In addition, until its cancellation on July 13, 2006, there was a pledge agreement among EDFI, EDF S.A., DOLPHIN and NEV pursuant to which NEV had granted in favor of EDFI and EDF S.A. a first-priority preferred security interest on the Class "B" shares it holds in EDENOR (representing 14% of EDENOR's capital stock), as security for the performance of certain obligations.

        Furthermore, at the Ordinary and Extraordinary Shareholders' Meeting held on September 15, 2005, the following was resolved: i) to approve the amendment to the Company's By-laws in order to increase the number of Class "A" Directors and Alternate Directors from five to seven, and from three to four the number of Class "B" Directors and Alternate Directors; in other words, to increase the number of Directors and Alternate Directors from nine to twelve, respectively. This amendment was approved by the ENRE through Resolution No 563/05; ii) to ratify the amendment to the Audit Committee's Regulations that had been approved by the Company's Board of Directors on August 30, 2005, pursuant to which the number of Committee members was reduced to three, with the requirement that two of them be independent; iii) to approve both the resignations of all Class "A" and Class "B" Directors, and Supervisory Committee members and the appointment of their replacements.

        Subsequently, the Ordinary and Extraordinary Shareholders' Meeting held on October 11, 2005 approved by majority vote the actions taken by the Board of Directors and Supervisory Committee members who resigned as of September 15, 2005 upon the Company's take-over by the new shareholder.

2.    BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

        These financial statements have been prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, Argentina (hereinafter "Argentine GAAP") and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

        As from January 1, 2003 and as required by General Resolution No 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) No 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR No 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution No 459/04 of the CNV.

Consideration of the effects of inflation

        The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the later date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

        On March 25, 2003, the Federal Government issued Decree No 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution No 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establish that financial statements were to be restated through September 30, 2003. The Company has estimated that, the difference that would arise, it does not have a significant effect on the financial statements.

Changes in Argentine GAAP

        The CNV through its General Resolutions No 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR No 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments it introduced through April 1, 2005 (Resolution No 312/05) and adopted by the CPCECABA (Resolution CD No 93/05) with certain amendments and clarifications.

        Among the aforementioned changes the following can be noted: i) the comparison between the original values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

        The Company has completed its analysis of the impact of the application of the change mentioned in the preceding paragraph under caption (i) on its property, plant and equipment and has estimated that said change does not have a significant impact on the Company's financial position or net income for the year ended December 31, 2006, given that the fair value—defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal—exceeds their recorded value (Note 3.h). The Company has made projections in order to determine the recoverable value of its non-current assets, based on the estimated outcome of the renegotiation process described in Note 23 b.

        With regard to caption (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of December 31, 2006 a deferred tax liability of approximately 469,668 would have been recorded. As a result, a debit to prior year adjustment (unappropriated retained earnings—accumulated deficit) amounting to 503,075 and a credit to net income for the year ended December 31, 2006, under the income tax account, amounting to 33,407, excluding the effects of the allowance for impairment of value of deferred tax assets, would have been recorded.

        Additionally, had the Company elected to recognize a deferred tax liability in subsequent years, the Company would have recorded an income tax expense that would be lower than the income tax expense that would be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value
2007	29,898
2008	27,541
2009	26,396
2010	25,011
2011 – 2015	111,174
2016 – 2020	92,321
Remainder	157,327

Total	469,668

        In accordance with the provisions of TR No 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The

Company capitalized financial costs on property, plant and equipment from 1997 to 2001 and during the year ended December 31, 2006. Financial costs capitalized for the year ended December 31, 2006 amounted to 9,283.

        On May 24, 2006 the Board of the CPCECABA approved TR No 23 "Argentine GAAP—Employee benefits upon termination of labor relationship and other long-term benefits". This TR will be in effect for the Company's financial statements for fiscal years or interim periods beginning as from January 1, 2007. The Company estimates that the application of said TR, except for the additional disclosure, will not have a significant valuation impact on its financial statements.

3.    VALUATION CRITERIA

        The main valuation criteria used in the preparation of the financial statements are as follow:

  a)    Cash and banks:

  •
  In local currency: at nominal value.

  •
  In foreign currency: at the exchange rate in effect as of each year-end. The corresponding detail is disclosed in Note 33—Exhibit G.

  b)    Current investments:

        Current investments include:

  •
  Time deposits, which include the portion of interest income accrued through the end of each year; those denominated in foreign currency have been valued at the rate of exchange in effect as of each year-end, and

  •
  Money market funds, which have been valued at the prevailing market price as of each year-end.

  c)    Trade receivables:

        These are stated at their nominal value. It includes services rendered and billed but not collected, and services rendered but unbilled as of the end of each year. The amount thus determined:

  1.
  is net of an allowance for doubtful accounts, as described in more detail in paragraph i) of this Note.

  2.
  considering the effects of what it is stated in Note 13.

  d)    Other receivables and liabilities (excluding Municipal Bonds, Argentina Bonds 2004 and loans):

  •
  In local currency: at nominal value.

  •
  In foreign currency: at the exchange rate in effect as of the each year-end. (Note 33—Exhibit G)

        Other receivables and payables include the portion of interest income or expense accrued through the end of each year, segregating the implicit financing components whenever they are significant.

        Trade accounts payable have been valued at nominal value including, if any, interest expense accrued as of the end of each year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that trade accounts payable must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

        Other receivables and liabilities have been valued at their nominal value including, if any, interest income or expense accrued as of the end of the year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the specific risks to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

  e)    1. Municipal Bonds

        The Municipal Financial Restructuring Bonds (Bonos de Saneamiento Financiero Municipal) issued pursuant to Law No 11,752 have been valued at their conversion value according to the legislation mentioned in Note 31 (i.e. face value converted into pesos at the rate of 1.40 Argentine Pesos per US Dollar), restated for inflation as of the end of the year, including the inflation-linked CER ("benchmark stabilization coefficient") adjustment and interest accrued through the end of the year at an annual rate of 4%.

        Due to impairment indicators, the Company has recorded an allowance to reduce the value of the above mentioned bonds to their expected recoverable amount (Notes 3.i and 32.b, and Note 33—Exhibit E).

         2. Argentina Bonds 2004—Discount Bonds 2033

        In 2001 the Company paid 5,000 (equivalent to US$ 5 million using the exchange rate at the time of payment) for the Bono Argentina 2004 (Argentina Bond 2004, issued in US dollars under the Program of Medium Term Foreign Bonds of Argentina). The terms and conditions of the issuance allow for the use of these bonds to pay federal taxes in the event of default to pay the principal and the interest when due. Since January 2002 the National Government has not paid interest coupons on such bonds. Such bonds were included by the Argentine Federal Government in the public voluntary debt swap subject to restructuring. On June 8, 2005, the new bonds issued in connection with the sovereign debt swap (Discount Bond 2033) were credited to the Company for a nominal value of US$ 1,590,646. These bonds have a term of 30 years as from December 31, 2003, with due date on December 31, 2033, payable in 20 equal semi-annual installments on June 30 and on December 31, of each year starting June 30, 2024. They accrue an annual interest of 8.28%, payable in semi-annual installments, however up to December 31, 2013; part of the accrued interests will be semiannually capitalized.

        These bonds have been valued at its estimated recoverable value. In 2004 an allowance for impairment amounting to 10,500 was recorded, as a result of the Argentine Government's decision to suspend the tender system for offsetting purposes against taxes and to include such bond on the list of eligible bonds for sovereign debt restructuring.

        During fiscal year ended December 31, 2005, the Company sold such bonds, whereas as of December 31, 2004, they were included in the account "non-current other receivables" (Note 5).

  f)    Supplies:

        At acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

        The Company has classified supplies into current and non-current depending on whether they will be used for preventive maintenance or capital expenditures.

        The carrying value of supplies, taken as a whole, does not exceed their recoverable value.

  g)    Non-current investments:

        It represents the 50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of December 31, 2006 and 2005, the investment in SACME has been recorded at its equity value.

        In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2006 and 2005 have been used. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

  h)    Property, plant and equipment:

        Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

        The total value of property, plant and equipment has been determined based on the US$ 427 million price effectively paid by EASA for the acquisition of 51% of the Company's capital stock at acquisition date. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million; which management estimates was their fair value as of September 1, 1992.

        SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

        Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment, based on each technical process.

        In accordance with the provisions of TR No 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs from 1997 to 2001 and during the year ended December 31, 2006. Financial costs capitalized for the year ended December 31, 2006 amounted to 9,283 (Note 2).

        During the years ended December 31, 2006 and 2005, direct and indirect costs capitalized amounted to 25,508 and 14,637, respectively.

        The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value.

  i)    Allowances (Note 33—Exhibit E):

  •
  Deducted from current assets:

  •
  for doubtful accounts: it has been recorded to adjust the valuation of trade receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of each year and collections subsequent thereto.

  •
  Deducted from non-current assets:

  •
  for impairment of value of deferred tax assets: as of December 31, 2006 the Company has partially reversed out the valuation allowance while as of December 31, 2005 deferred tax assets have been fully reserved. (Note 3.n)

  •
  for impairment of value of Municipal Bonds: due to impairment indicators, the Company has recorded an allowance to adjust them to their estimated recoverable value. (Note 32. b)

  •
  for impairment of value of Argentine bonds 2004: due to the public voluntary debt swap, the Company assessed in 2004 an allowance for impairment of these bonds.

  j)    Accrued litigation (Note 33—Exhibit E):

        Amounts have been accrued for several contingencies.

        The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including with respect to certain tax contingencies arising from the ordinary course of business. The Argentine tax authority ("AFIP") has challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. This matter is currently on appeal to the tax court. During the appeal process payment of such claim has been suspended.

        The Company is also a party to civil and labor lawsuits in the ordinary course of business.

        At the end of each year, management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The Company estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company's result of operations or its financial position.

        The evolution of the accrued litigation account has been disclosed in Note 33—Exhibit E.

  k)    Loans:

        As of December 31, 2006, the notes resulting from the restructuring process (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10% annual nominal rate, which, in accordance with the Company's criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

        Under Argentine GAAP, the exchange of debt instruments under substantially different conditions is considered as an extinguishment of the former debt (i.e., debt before restructuring).

        The extinguishment of the former debt generated a gain of 179,243. The adjustment to present value of future cash flows of the notes, at a market interest rate of 10% per annum, generated a gain of 57,138.

        The breakdown of the net gain on the extinguishment of the former debt is as follows:

Waiver of principal	55,314
Waiver of accrued interest	74,971
Waiver of accrued penalties	65,726
Restructuring costs	(16,768)

Gain on extinguishment of former debt	179,243
Adjustment to present value of the notes	57,138

TOTAL	236,381

        As of December 31, 2005, loans have been valued in accordance with the amounts disbursed and received, respectively, plus any accrued interest expense based on the rate agreed-upon for each transaction.

  l)    Shareholders' equity accounts:

        These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the "Shareholders' Contributions—Nominal value" account which has been maintained at its original value. The excess of the adjustment value over its nominal value has been included in the "Shareholders' Contributions—Adjustment to Capital" account.

  m)    Statement of income accounts:

  •
  The accounts that accumulate monetary transactions for the three years in the period ended on December 31, 2006 have been disclosed at their nominal values.

  •
  The charges for non-monetary assets consumed have been valued at cost restated to reflect the effects of inflation on the basis of the date of acquisition of such assets, as indicated in Note 2.

  •
  Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.

  •
  The financial debt restructuring gain on extinguishment of former debt and the adjustment to present value of the notes are stated at their nominal value.

  n)    Income tax and tax on minimum presumed income:

        The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the difference between assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) No 11/03 of the CPCECABA and General Resolution No 487/06 of the CNV (see Note 2—Changes in Argentine GAAP).

        As of December 31, 2006, the allowance for impairment of value of deferred tax assets amounted to 32,261 is based on (i) the estimated future taxable income, which includes the effects of the Company's estimate of the Adjustment Agreement and the tariff increase granted by the Federal Government through Decree No. 1957/06 and ENRE Resolution No. 51/2007 (Notes 23.b and 32.a), and (ii) the taxable income arising from the gain on extinguishment of former debt as it is described in caption k of this Note.

        As of December 31, 2005 and 2004 valuation allowances have been recorded to reduce the deferred tax assets to zero. Based on the available evidence as of that dates, it was more likely than not that the deferred tax assets will not be realized.

        The reconciliation between the income tax included in the statement of income for each of the three years in the period ended December 31, 2006, and the amount that would result from applying the tax rate in effect (35%) to the income (loss) before taxes for each year, is as follows:

	2006	2005	2004
Income tax calculated at tax rate in effect on the income (loss) before taxes	44,060	(52,361)	(31,479)
Permanent differences
Adjustment for inflation of property, plant and equipment	33,407	34,253	35,857
Accruals and other	35,277	0	477

Income tax	112,744	(18,108)	4,855
(Decrease) Increase in the allowance for impairment of value of deferred tax assets	(279,926)	18,108	(4,855)

Income tax benefit for the year	(167,182)	0	0

Allowance for impairment of value of deferred tax assets
Balance at beginning of year	312,187	294,079	298,934
(Decrease) Increase in the allowance for impairment of value of deferred tax assets	(279,926)	18,108	(4,855)

Balance at end of year	32,261	312,187	204,079

        Additionally, the breakdown of deferred tax assets and liabilities as of December 31, 2006 and 2005 is as follows:

	2006	2005
Non-current deferred tax assets
Tax-loss carry forward	143,886	209,738
Allowance for doubtful accounts	6,426	6,271
Accruals	93,179	95,025
Deferred exchange difference	0	14,531
Supplies valuation	159	166
Loans	0	6,490

	243,650	332,221

Non-current deferred tax liabilities
Property, plant and equipment	(24,209)	(20,034)
Adjustment to present value of the notes	(19,998)	0

	(44,207)	(20,034)

Net deferred tax assets before allowance	199,443	312,187

Allowance for impairment of value of deferred tax assets	(32,261)	(312,187)

Net deferred tax assets	167,182	0

        Tax losses to be carried forward as of December 31, 2006 are as follow:

	Amount	Tax rate 35%	Year expiring
Tax loss carry forward 2002	387,343	135,570	2007
Tax loss carry forward 2005	23,761	8,316	2010

Total tax losses as of December 31, 2006	411,104	143,886

        As tax losses become statute-barred within five years, the aforementioned tax losses may be applied to offset any future taxable income that may arise within such five-year term.

        Additionally, the Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company's taxable assets as of the end of the year. The tax on minimum presumed income and the income tax complement each other. The Company's tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

        For the years ended December 31, 2006, 2005 and 2004 the Company has estimated a minimum presumed income tax charge of 19,872, 18,200 and 16,080, respectively.

        The corresponding outstanding tax credit as of the end of each year has been included in Other non-current receivables.

  o)    Labor cost liabilities and Early retirements payable:

        They include the following charges:

  •
  for supplementary benefits of paid leave of absence derived from accumulated vacation,

  •
  for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect (as of December 31, 2006 and 2005, such bonuses amounted to 4,847 and 3,294 respectively), and

  •
  for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect (as of December 31, 2006 and 2005, the accrual for these benefits amounted to 9,638 and 7,484 respectively).

        Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of December 31, 2006 and 2005, respectively, on the basis of an actuarial study conducted by an independent expert as of those dates. Such liabilities have been disclosed under the "Salaries and social security taxes" account as seniority-based bonus and other personnel benefits, respectively (Note 8).

        Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2006 and 2005 amount to 2,320 and 1,385 (current liabilities) and 5,802 and 1,634 (non-current liabilities), respectively (Note 8).

  p)    Customer deposits:

        Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

  1.
  When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

  2.
  When service has been suspended more than once in one year period;

  3.
  When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

  4.
  When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

        The Company has decided not to request customer deposits from residential T1 tariff customers.

        Customer deposits may be either paid in cash or included in the customer's bill, and accrues monthly interest at a specific rate of Banco de la Nación called "reference" rate.

        When a customer requests that the supply service be disconnected, customer's deposit is credited (principal amount plus any interest accrued through the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to customer's inability to pay for the electricity consumed. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

        When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer's account.

        Customer deposits are stated at nominal value plus accrued interest if applicable, as of each year end.

  Customer contributions:

        The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of each year end.

  q)    Revenue recognition:

        Revenues from operations are recognized on an accrual basis and derived mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at each year-end and have been valued on the basis of applicable tariffs.

        The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental, transportation of electricity to other distribution companies, etc.

        All revenues are recognized when the Company's revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

        Based on the above accounting policy, retroactive tariff increases granted by the government are recognized when ENRE issues the corresponding resolution indicating the new electricity rate schedule and it is published in the Official Gazette.

  r)    Estimates:

        The preparation of the financial statements in accordance with Argentine GAAP in Argentina requires the Company's Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

  s)    Earnings (losses) per common share:

        It has been computed on the basis of the number of shares outstanding as of December 31, 2006 and 2005 of 831,610,200 shares. There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

  t)    Segment information:

        In accordance with the provisions of TR No 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company's activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset's performance. TR No 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

        The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific urban geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company's activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company's performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

  u)    Risk management:

        The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company's assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars.

        As of December 31, 2006 and 2005, the Company has not entered into any foreign currency forward contracts or floating interest rate forward contracts.

  v)    Concentration risks:

  Related to customers

        The Company's accounts receivable derived primarily from the sale of electric power.

        No single customer accounted for more than 10% of sales for each of the three years ended December 31, 2006. The collectibility of trade receivables balances, which amount to 45,552 and 58,044 as of December 31, 2006 and 2005, respectively, as disclosed in Notes 4 and 13.

        In addition and as described in Note 13, the aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the Company will continue to supply electricity to low income areas and shantytowns.

  Related to employees who are union members

        As of December 31, 2006 and 2005, most of the Company's employees were union members. Labor conflicts, particularly those between unions and employers and/or the government, have generally increased in Argentina since the recent crisis, and particularly over the past years, despite government measures such as increases in the minimum wage and other employee benefits. EDENOR union-joined employees are members of either the Asociación de Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies), which is generally comprised of workers involved in the transportation and distribution of electricity, or the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires), which is generally comprised of workers involved in the distribution of electricity. Although the Company believes that hourly-paid employees are compensated on a competitive basis, it has developed incentive programs aimed at motivating its employees and reducing employee turnover. The Company relationship with unions is currently stable, however, the Company may not ensure that there will be no strikes or work disruptions in the future, which could have a material adverse effect on the Company's business and the results of operations, specially after the social tension caused by the Argentine economic crisis (Note 31).

        The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution No 26/92 of the Energy Secretariat. According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

        In December 1998, new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía. These agreements would be in effect for a term of five years to commence as from the date of approval and until the signing of a new agreement. The Ministry of Labor and Social Security approved the agreements signed with both the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía on March 11, 1999 (through Resolution No 31) and October 15, 1999 (through Resolution No 318/99), respectively.

        During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which will expire on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

  w)    Foreign currency translation / transactions:

        The Company accounts for assets and liabilities and related transactions denominated in foreign currency as follows:

        The accounting measurements of purchases, sales, payments, collections, other transactions and outstanding balances originally denominated in foreign currency are translated into pesos, using the exchange rate as described below, thus the resulting amount in pesos represents the amount collected or to be collected, paid or to be paid.

        For translation purposes, the following exchange rates are used:

  a.
  the exchange rate in effect at the date of the transaction, for payments, collections and other    transactions denominated in foreign currency; and

  b.
  the exchange rate prevailing at the date of the financial statements, for outstanding assets and liabilities denominated in foreign currency.

        For transactions and balances denominated in foreign currency, the bid rate of exchange is used for assets, and the offer rate of exchange is used for liabilities.

        The effects of such translation have been included in the Statement of Income as "Exchange difference" under the caption "Financial income (expenses) and Holding gains (losses)" generated by assets and by liabilities, respectively.

4.    TRADE RECEIVABLES

        The detail of trade receivables as of December 31, 2006 and 2005 is as follows:

	2006	2005
Current:
Receivables from sales of electricity:
Billed	112,706	78,021
Unbilled
Sales of electricity	92,803	86,227
Framework Agreement (Note 13)	45,552	58,044
National Fund of Electricity (Note 23.a)	23,015	13,329
Canon payable for the expansion of the network, transportation and others (Note 32.a)	11,882	5,722
In litigation	10,603	10,814

Subtotal	296,561	252,157
Less:
Allowance for doubtful accounts (Note 33—Exhibit E)	(25,623)	(20,228)

	270,938	231,929

5.    OTHER RECEIVABLES

        The detail of other receivables as of December 31, 2006 and 2005 is as follows:

	2006	2005
Current:
Prepaid expenses (1)	1,305	599
Advances to suppliers	1,082	140
Advances to personnel	238	187
Related parties (2) (Note 21)	9,215	633
New Equity Ventures LLC (Note 21)	964	0
Preliminary attachments—ENRE—(Note 23.a)	67	13,298
Other debtors	9,873	5,283
Allowance for other doubtful accounts (Note 33—Exhibit E)	(2,300)	(1,605)
Municipal Bonds (Notes 3.e and 32.b)	11,836	0
Allowance for impairment of value of Municipal Bonds (Note 33—Exhibit E)	(5,918)	0
Other (3)	3,859	3,167

	30,221	21,702
	2006	2005
Non-current:
Tax credit on minimum presumed income (Note 3.n)	86,031	66,159
Net deferred tax assets (Note 3.n)	199,443	312,187
Allowance for impairment of value of deferred tax assets (Note 33—Exhibit E)	(32,261)	(312,187)
Municipal Bonds (Notes 3.e and 32 b)	0	12,016
Allowance for impairment of value of Municipal Bonds (Note 33—Exhibit E)	0	(6,008)
Employee Stock Ownership Program (Note 21 and 22.c)	3,077	2,389
Other	185	168

	256,475	74,724

(1)
Includes 101 and 112 in foreign currency (Note 33—Exhibit G) as of December 31, 2006 and 2005, respectively.

(2)
Includes 8,767 foreign currency (Note 33—Exhibit G) as of December 31, 2006.

(3)
Includes 754 and 917 in foreign currency (Note 33—Exhibit G) as of December 31, 2006 and 2005, respectively.

6.    TRADE ACCOUNTS PAYABLE

        The detail of trade accounts payable as of December 31, 2006 and 2005 is as follows:

	2006	2005
Current:
Payables for purchase of electricity and other purchases(1)	158,371	125,091
Unbilled electric power purchases	92,877	75,152
Customer contributions (Note 3.p)	11,353	660

Customer deposits (Note 3.p)	4,770	3,947
Other	269	213

	267,640	205,063

Non-Current:
Customer deposits (Note 3.p)	31,250	26,762

(1)
Includes 16,271 and 12,120 in foreign currency (Note 33—Exhibit G) as of December 31, 2006 and 2005, respectively. Also, includes balances with SACME S.A. for 676 and 621 as of December 31, 2006 and 2005, respectively, and balance with Errecondo, Salaverri, Delatorre, Gonzalez & Burgio for 16 as of December 31, 2006 (Note 21).

7.    LOANS

      The detail of loans as of December 31, 2006 and 2005 is as follows:

	2006	2005
Current:
Financial loans:
In foreign currency (Note 33—Exhibit G and Note 14)
International Finance Corporation (Note 15)	0	62,368
Global Corporate Notes Program—Class 2 (Note 16)	0	536,254
Related Parties—EDF International (Notes 17 and 21)	0	284,868
Private Corporate Note with OPIC guarantee (Note 18)	0	411,909
Post-financing of imports (Note 19)	0	78,728
Other loans (Note 20)	0	245,999
Interest (Note 14)	2,029	0

	2,029	1,620,126

	2006	2005
Non-Current:
Notes:
In foreign currency (Note 33—Exhibit G and Note 14)
Fixed and Incremental Rate Par Notes—Class A	225,009	0
Fixed and Incremental Rate Par Notes—Class B	153,986	0
Floating Rate Par Notes—Class A	38,753	0
Fixed and Incremental Rate Discount Notes—Class A	466,409	0
Fixed and Incremental Rate Discount Notes—Class B	268,471	0

Subtotal	1,152,628	0
Adjustment to present value of notes (Note 3.k)	(57,138)	0

Notes at present value	1,095,490	0

8.    SALARIES AND SOCIAL SECURITY TAXES

        The detail of salaries and social security taxes as December 31, 2006 and 2005 is as follows:

	2006	2005
Current:
Salaries payable and accruals	44,423	29,241
Social Security (ANSES)	4,703	3,515
Early retirements payable (Note 3.o)	2,320	1,385

	51,446	34,141

Non-Current (Note 3.o):
Other personnel benefits	9,638	7,484
Seniority-based bonus	4,847	3,294
Early retirements payable	5,802	1,634

	20,287	12,412

9.    TAXES

        The detail of taxes as of December 31, 2006 and 2005 is as follows:

	2006	2005
Current:
Provincial, municipal and federal contributions and taxes	19,568	17,152
Value Added Tax (VAT)	11,935	13,388
Tax on minimum presumed income	6,507	6,682
Withholdings	4,894	13,623
Municipal taxes	15,044	13,050
Other	4,244	3,992

	62,192	67,887

10.    OTHER LIABILITIES

        The detail of other liabilities as of December 31, 2006 and 2005 is as follows:

	2006	2005
Current:
Technical Assistance (Note 21 and Note 33—Exhibit G)	4,465	2,021
Fees related to the initial public offering of capital stock (Note 29 and Note 33—Exhibit G)(1)	3,820	0
Fees related to debt restructuring (Note 33—Exhibit G)	7,299	0
ENRE penalties (Note 23 a and b)	0	169,650
Program for the Rational Use of Electric Power (PUREE)	6,926	0
Other(2)	3,870	4,121

	26,380	175,792

Non-current:
ENRE penalties (Note 23 a and b)	241,079	0

(1)
Includes 3.764 in foreign currency (Note 33—Exhibit G) as of December 31, 2006. Also, includes balances with Errecondo, Salaverri, Delatorre, Gonzalez & Borgio and Estudio Beccar Varela for 208 and 245 as of December 31, 2006, respectively (Note 21)

(2)
Includes 2,435 and 3,022 in foreign currency (Note 33—Exhibit G) as of December 31, 2006 and 2005, respectively.

11.    NET SALES

      The breakdown of net sales for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Sales of electricity (*)	1,347,295	1,238,241	1,084,922
Late payment charges	12,558	11,617	9,977
Pole leases	14,315	8,312	8,339
Connection charges	2,586	2,642	2,895
Reconnection charges	1,573	1,398	1,055

	1,378,326	1,262,210	1,107,188

(*)
Net of ENRE penalties for 25,200, 72,736 and 36,000 for the years ended December 31, 2006, 2005 and 2004 respectively (Note 23).

12.    OTHER EXPENSE, NET

        The breakdown of other expense, net for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Forgiveness of operator's compensation (Note 21)	0	25,852	0
Commissions on municipal taxes collection	1,537	1,479	1,337
(Expense) income from technical services	(437)	995	1,887
Voluntary retirements and terminations	(14,122)	(7,962)	(4,288)
Severance paid	(3,019)	(8,508)	(3,559)
Litigation costs	(13,400)	(10,050)	(7,335)
Supplies recovered from third parties	5,782	0	0
Withholding tax on foreign beneficiaries	(715)	(3,035)	(1,365)
Disposal of property, plant and equipment	(649)	(335)	(511)
Other	2,079	912	1,855

	(22,944)	(652)	(11,979)

13.    FRAMEWORK AGREEMENT

        On January 10, 1994, the Company, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electricity to low-income areas and shantytowns. Pursuant to such Framework Agreement, the Company is entitled to receive compensation from a Special Fund for any non-payments of electricity supplied to low-income areas and shantytowns. The ENRE approved this Framework Agreement through Resolution No 6 dated January 20, 1994, which was then ratified by both the Federal Government through Decree No 584 dated April 22, 1994 and the Government of the Province of Buenos Aires through Decree No 1,445 dated June 2, 1994.

        In accordance with Section 5 of the above-mentioned Agreement, the Company waived its right to any claims and/or collection of bills, adjustments, surcharges and interest arising or accrued from September 1, 1992 through January 31, 1994, as a result of direct connections, power theft, unrecorded consumption or any other form of misappropriation of electricity or illegal use thereof. The economic value assigned to the above-mentioned waiver amounted to 20,000, for which purpose a Special Fund was set up. The cost of this Special Fund was borne by the Argentine Federal Government and the Province of Buenos Aires which contributed a percentage of the bills effectively collected from users in low-income areas and shantytowns. The four-year duration of this Special Fund, which commenced as from the date on which the Framework Agreement went into effect, ended on June 30, 1998. The Company has been fully compensated for the economic effect derived from the above-mentioned waiver.

        As permitted by Section 13 of the Agreement, which stipulates that the terms and conditions of the Agreement may be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized. Said census has been completed and approved by the regulatory agency. Furthermore, the above-mentioned extension of the Framework Agreement was approved by the Argentine Federal Government through Decree No 93 dated January 25, 2001.

        As from the expiration date of the above-mentioned Agreement, the Company continued supplying electricity to low-income areas and shantytowns.

        On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires for a term of four years, which retroactively covers all the services provided as from September 1, 2002. This Agreement may be renewed for another four-year term should the parties so agree.

        The new Agreement, whose terms and conditions are similar to those of the previous agreement, was ratified by both the Federal Executive Power and the Government of the Province of Buenos Aires through Decree No 1972 dated December 29, 2004 (published in the Official Gazette on January 5, 2005) and Decree No 617 dated April 5, 2005 (published in the Official Gazette on May 23, 2005), respectively.

        As disclosed in Note 4, receivables under the new Agreement as of December 31, 2006 and 2005 amounted to 45,552 and 58,044, respectively. During the year ended December 31, 2006, the Company collected 33,969.

        On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company pursuant to the new Agreement. In such agreement, the Company claims a debt amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -

section 13 and related sections- of the Fund Regulations of the new Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.

        Together with the payment of the first six installments, which will begin even if the verification to be carried out by the Province were not completed, the Province of Buenos Aires committed to pay the amounts resulting from the electricity provided to low-income areas and shantytowns during the last semester of 2006 amounted to 8,018. The Company waived its right to interest accrued from the date on which the New Framework Agreement went into effect through the commencement of the agreed-upon installment plan. The aforementioned waiver is subject to the compliance of the Government of the Province of Buenos Aires with the agreed-upon installment plan.

        The aforementioned agreement was approved by the Company's Board of Directors on November 7, 2006, and as of February 21, 2007, the date when these financial statements (excluding Note 34) have been approved by the Company's Board of Directors, is awaiting the approval of the Governor of the Province of Buenos Aires.

        The aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the Company will continue to supply electricity to low income areas and shantytowns.

14.    RESTRUCTURING OF FINANCIAL DEBT

        On January 19, 2006, the Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company's financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

        Furthermore, the holders of Gain Trust Notes due in 2005, which represent an interest in the private corporate note issued by the Company (Note 18) held by a financial trust, were offered to directly participate in the Restructuring by exchanging their Gain Trust Notes for Floating Rate Notes due in 2006, and then exchanging such Notes for the consideration offered in the Restructuring.

The Restructuring

        The Company made an exchange offer and launched a solicitation of consent to execute an APE with eligible holders of its outstanding financial debt. An APE is an insolvency procedure available to debtors under the Argentine Bankruptcy Law (LCQ) consisting of an out-of-court reorganization agreement between a debtor and creditors holding at least two thirds of unsecured debt, which is subject to judicial confirmation. Upon judicial confirmation, the APE becomes binding on all unsecured and non-preferred creditors, including non-consenting creditors, whether or not such creditors have participated in the negotiation or execution of the APE.

        Creditors holding more than 65% of the Company's outstanding financial debt (including accrued and unpaid interest and applicable penalties, if any) have committed, by signing support agreements with the Company, to tender their debt in the Voluntary Exchange Offer and give their consent to the APE, should this procedure be initiated.

        The Company could carry out the Restructuring in accordance with one of the following three alternatives:

  •
  If creditors holding at least 66% but less than 93% of the aggregate outstanding amount give their consent to the Restructuring, the Company, the Supporting Creditors and the APE Representative, on behalf of Consenting Creditors, will promptly execute the Restructuring Agreement, and the Company may, at its own option, either proceed with a Mandatory Exchange through the APE or an In-APE Exchange on the Consummation Date or on the In-APE Exchange Date, respectively, subject in each case to the fulfillment of the Conditions to the APE Restructuring Alternatives;

  •
  If creditors holding at least 93% but less than 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company may, at its own option, either proceed with an In-APE Exchange (subject to the fulfillment of the Conditions to the APE Restructuring Alternatives) on the In-APE Exchange Date or carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date; or

  •
  If creditors holding at least 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company will carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date.

        Each of these alternatives was subject to the fulfillment of certain conditions, including all necessary regulatory approvals.

        On February 22, 2006, the Company was informed that creditors holding 100% of the Company's outstanding financial debt (including accrued and unpaid interest and applicable penalties) had accepted the restructuring process of the financial debt, either by directly giving their consent and/or signing support agreements with the Company. Consequently, in accordance with the degree of acceptance received, the Company carried out the Restructuring following the third alternative mentioned above.

        The Company carried out the Restructuring through the exchange of the outstanding financial debt held by consenting creditors, at such creditors' option, subject to proration and reallocation, for one or a combination of the following alternatives, which include the issuance of notes under the current corporate notes program (Note 16):

  •
  The Fixed Rate Par Option: For each US$1,000 principal amount of outstanding financial debt, creditors received Fixed Rate Par Notes for a nominal value of US$ 1,000. The amount of Fixed Rate Par Notes issued under the Restructuring was not subject to a maximum amount. Interest on Fixed Rate Par Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Interest Rate on Fixed Rate Par Notes	Annually Scheduled Amortization
1	3.0%	0.0%
2	4.0%	0.0%
3	5.0%	0.0%
4	6.0%	0.0%
5	8.0%	0.0%
6	9.0%	10.0%
7	9.5%	10.0%
8 through 11	10.0%	10.0%, 10.0%, 10.0%, 50.0%

    An amount of US$ 123.8 million in notes was issued under this option, composed of two classes (class A amounting to US$ 73.5 million and class B amounting to US$ 50.3 million).

  •
  The Floating Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Floating Rate Par Notes for a nominal value equal to (i) US$ 1,000 plus (ii) any accrued and unpaid interest as of December 31, 2005 (excluding penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of outstanding financial debt (or, in the case of Gain Trust Notes, any accrued and unpaid interest as of December 31, 2005 (excluding any penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of Gain Trust Notes). A maximum of US$ 50 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Floating Rate Par Notes will be payable semiannually in arrears at an annual rate equal to LIBOR plus a spread, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Spread Floating Rate Par Notes	Annually Scheduled Amortization
1	0.0%	0.0%
2	0.0%	0.0%
3	1.0%	0.0%
4 through 6	1.5%	0.0%, 0.0%, 5.0%
7 through 14	2.0%	5.0%, 5.0%, 5.0%, 5.0%, 5.0% 10.0%, 10.0%, 50.0%

    An amount of US$ 12.7 million in notes was issued under this option.

  •
  The Combination Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received (i) a cash payment of US$ 283 and (ii) Discount Notes for a nominal value of US$ 667. A fixed amount of US$ 360 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Discount Notes will be payable semiannually in arrears at an annual fixed rate, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Discount Applicable to Annual Interest Rate	Annually Scheduled Amortization
1	3.0%	0.0%
2	3.5%	0.0%
3	10.0%	5.0%
4	11.0%	5.0%
5 through 9	12.0%	5.0%, 5.0%, 10.0%, 10.0%, 60.0%

        An amount of US$ 240 million in notes was issued under this option, composed of two classes (class A amounting to US$ 152.3 million and class B amounting to US$ 87.7 million).

        The Company did not make any payment or capitalized any accrued and unpaid interest or any other accrued or unpaid additional amount on any Outstanding Debt exchanged under the Restructuring, other than as set forth in the above options.

        Finally, on April 24, 2006, the Company made a cash payment of US$ 102,000,028 to those creditors who had chosen the Combination Option, and an additional payment of US$ 4,735,872 to those creditors who had validly given their consent and tendered their outstanding financial debt, pursuant to the terms of the restructuring proposal. The latter amount represents interest accrued on the original debt principal amount at the interest rate applicable to the notes for the period extending from January 1, 2006 to the date of issuance of the notes, which was April 24, 2006.

        Furthermore, in conformity with the options selected by the financial creditors and after applying the pro-ration and allocation mechanism, EDENOR issued the notes under the Global Corporate Notes Program (Note 16).

        Therefore, the Company's post-restructuring debt as of December 31, 2006 was comprised of the following Notes:

Type	Class	Post-restructuring debt structure—in thousands of (US$)	Balance as of December 31, 2006 (Note 7)
Fixed Rate Par Note	A	73,485	225,009
	B	50,289	153,986
Floating Rate Par Note	A	12,656	38,753
Discount Note	A	152,322	466,409
	B	87,678	268,471

Total		376,430	1,152,628

        As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019. The principal amortization schedule broken down by year of total debt (subject to adjustment to take into account any prepayments, redemptions or cancellations) is detailed in the table below:

Year	Amount in thousand of US$
2008	12,000
2009	12,000
2010	12,000
2011	25,010
2012	37,010
2013	37,010
2014	157,010
2015	13,010
2016	62,520
2017	1,266
2018	1,266
2019	6,328
376,430

Main covenants

        As established in the trust agreement for the issuance of corporate notes, the main covenants assumed in relation to this transaction are the following:

  •
  Based on the level of excess cash (leverage ratio) and subject to maintaining an established minimum cash balance of US$15 million, the Company will be subject to the following conditions:

  If EDENOR's Leverage Ratio (defined as Total Financial Debt to Consolidated EBITDA) is higher than 3.5, any excess cash shall be applied, at the Company's discretion, either for the purchase of notes through market purchases or for the optional redemption of notes.

  If the Leverage Ratio is equal to or lower than 3.5, but higher than 3.0, the Company, at its discretion, will apply any excess cash as follows:

  A minimum of 50% of such excess cash shall be applied, at the Company's discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used to make permitted capital expenditures, regulatory capital expenditures or additional capital expenditures;

  A minimum of 75% of such excess cash shall be applied, at the Company's discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 25% of such excess cash shall be used entirely at the Company's discretion, including, without limitation, for the payment of dividends;

  If the Leverage Ratio is equal to or lower than 3.0, but higher than 2.5, the Company, at its discretion, will apply any excess cash as follows:

  A minimum of 50% of such excess cash shall be applied, at the Company's discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used entirely at the Company's discretion, including, without limitation, for the payment of dividends;

  If the Leverage Ratio is equal to or lower than 2.5, the Company is exempt from complying with the above-mentioned conditions and therefore any excess cash may be applied at its discretion.

  •
  The Company may make permitted capital expenditures up to an agreed-upon annual amount.

  •
  Upon the occurrence of an Adverse Event, EDENOR, at its discretion, may elect to defer, reschedule and capitalize up to one year of principal amortization payments and one year of interest payments on any or all series of notes by written notice to the holders on each payment date or prior thereto. This provision may be invoked only once in respect of both an Adverse Cash Flow Event and an Adverse Devaluation Event during the term of the Notes. Adverse Cash Flow Event means the occurrence of any event or series of events that are outside the Company's control and result in the Company's inability to meet its debt service obligations, to the extent that the minimum cash balance is maintained. Adverse Devaluation Event means any measure or series of measures taken by the Argentine government, general market conditions or any other event that results in a 20% or larger devaluation of the Peso in any period of 12 consecutive months after the Issuance Date as compared to its value as of January 1, 2006.

  •
  The Company may incur additional indebtedness subject to certain conditions that are described in the trust agreement for the issuance of the corporate notes.

  •
  Restricted Payments: No dividends shall be paid until April 24, 2008 or until such time when the Company's Leverage Ratio is lower than 2.5, whichever occurs first. Fees payable under the technical assistance agreement shall not exceed US$ 2 million. Payments to EASA shall not exceed US$ 2.5 million in any fiscal year.

  The Company may suspend compliance with any covenants provided that its leverage ratio is equal to or lower than 2.5.

  •
  In the case that the Company carries out a primary equity public offering and as long as the Company's Leverage ratio is higher than 2.5, the Company shall be required to apply 25% of the net cash proceeds of the base offering amount to purchase notes through market purchases, taking into account that the Company shall have a two-year period to make the aforementioned purchases of notes through market purchases and the Company shall have no obligation to make the aforementioned purchases of notes at a price greater than the face value of the Notes.

  As of February 21, 2007, the date when these financial statements (excluding Note 34) have been approved by the Company's Board of Directors, the Company is in compliance with its obligations as stipulated in the trust agreement related to the corporate notes issued after the restructuring of the financial debt.

15.    LOAN FROM THE INTERNATIONAL FINANCE CORPORATION

        In order for the Company to obtain the necessary funds to accomplish its investment program aimed at rehabilitating and improving the electric power distribution network and reducing power losses, on May 3, 1994, the Company entered into a loan agreement with the International Finance Corporation (IFC) for US$ 173,000,000 in three tranches, as follows:

  a)
  Tranche "A" for US$ 30,000,000 accruing interest at LIBOR (fixed rate of 6.125% as from September 15, 1995) + 3% per annum until September 15, 1998 and + 1.625% per annum as from that date, payable in 16 semiannual installments starting September 15, 1995; early repayment permitted.

  b)
  Tranche "B" for US$ 128,000,000 syndicated with a group of banks, accruing interest at LIBOR (fixed rate of 5.985% as from September 15, 1995) + 2.875% per annum until September 15, 1998 and + 1.5% as from that date, payable in 12 semiannual installments starting September 15, 1995; early repayment permitted.

  c)
  Tranche "C" for US$ 15,000,000 accruing interest at LIBOR + 3% per annum + premium in accordance with the Company's profits, maturing on March 15, 2005.

        On September 15, 1998, through the issuance of simple corporate notes Series 2B (Note 16), the Company made a partial early repayment of Tranche "B" for an amount of US$ 32,083,333. As of September 15, 2001, the debt corresponding to said tranche had been fully repaid.

        Furthermore, together with the above-mentioned early repayment, some of the conditions stipulated in the original agreement have been modified. The new loan agreement stipulates, among others, the following covenants for the remaining life of the loan:

  •
  No long-term debt shall be incurred if:

  a)
  the total liabilities to shareholders' equity ratio is higher than 1.5 and/or

  b)
  the interest hedge ratio (EBITDA / interest) is lower than 3 until the final maturity of Tranche "A".

  •
  No dividends shall be distributed in the event of non compliance with any principal and/or interest payments under the loan agreement signed with IFC.

        Therefore, the restriction on the incurrence of long-term debt if long-term debt to shareholders' equity ratio exceeded 0.54 and the projected debt service coverage ratio were lower than 1.4, has been eliminated. Additionally, restrictions imposed on the distribution of dividends if the Company did not meet the requirement to maintain a projected debt service coverage ratio higher than 1.2 and a liquidity ratio higher than 1 after the payment of dividends, have also been eliminated.

        Furthermore, the following loan guarantees have been eliminated: the irrevocable assignment of the Company's trade receivables from its main private customers up to a minimum amount of

US$ 6,000,000, and the irrevocable assignment by the Company and/or EASA to the IFC of the contractual claims or any other claim or right against the Argentine State or any agencies thereof, to be indemnified in the event of termination of the concession, or the nationalization, condemnation or expropriation of the Company's property or effective control thereon.

        On September 30, 1997 the IFC announced the fulfillment of the Project based on the facts that the moving average of total electric power losses for a period of 12 consecutive months had been lower than 16% and that the financial ratios set forth in the Agreement had been met during such year. Therefore, the IFC released the operators from the obligation to secure financial support to the Company through subordinated loans and eliminated the restriction imposed on the acquisition of property, plant and equipment or other non-current assets for a total maximum amount of US$ 120,000,000, thus enabling the Company to modify its investment plan without any limitation whatsoever.

        The outstanding balance of tranches "A" and "C" of the above-mentioned loan is as follows:

	As of December 31,	As of December 31,
	2006	2005
Principal Tranche "A"	0	11,370
Principal Tranche "C"	0	45,480

Total principal	0	56,850
Interest and penalties	0	5,518

Total	0	62,368

        Balances as of December 31, 2005, which are disclosed in Note 7, were included in the debt restructuring referred to in Note 14.

16.    GLOBAL CORPORATE NOTES PROGRAM

        The Extraordinary Shareholders' Meeting held on August 5, 1994, approved the creation of a global program for the issuance of US$ 300,000,000 corporate notes non-convertible into shares (the Program). On September 23, 1996, the Ordinary Shareholders' Meeting ratified by consent resolution the creation of the Program, to be issued in different and successive classes and/or series, whether cumulative or not, with a term of five years to commence as from the date of authorization by the National Securities Commission (CNV) or the maximum term which may in the future be generally authorized by regulations in effect, and with an amortization period, for each class and/or series and/or any newly issued notes, as may be authorized under the Program, which may not be less than thirty days or more than the period to be duly determined by the Board of Directors, for up to a maximum amount outstanding at any time during the term of the Program of up to US$ 300,000,000, or its equivalent in any other currency.

        On November 5, 1996 the CNV authorized the issuance of the Global Program for US$ 300,000,000; as Class 1 was issued on December 4, 1996, for US$ 120,000,000 with a floating rate.

        On September 15, 1997 the Extraordinary Shareholders' Meeting unanimously approved the increase of the maximum amount of the current Program to US$ 600,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program and ratified the rest of the terms and conditions of the Program. On February 27, 1998, through Certificate No 193, the CNV authorized the public offering of the aforementioned increase in the amount of the Program.

        On June 7, 2001, the Extraordinary Shareholders' Meeting approved a five-year extension of the Program. Said extension was authorized by the CNV on September 4, 2001 upon the Company's filing with the corresponding regulatory agencies of the necessary documentation.

        Finally, on February 23, 2006 the Extraordinary Shareholders' Meeting approved a new extension of the Program for an additional five-year term with final maturity on March 23, 2011. Said extension was approved by Resolution No 15,359 of the Board of Directors of the CNV. Furthermore, the maturity term of Corporate Notes to be issued in the future was changed from 7 days to 20 years from the date of issue.

Issues under the Global Corporate Notes Program

Class 1 Corporate Notes

        On December 4, 1996 the Company issued Class 1 Corporate Notes at a floating interest rate for an amount of US$ 120,000,000 with a five-year term and an issuance price of 99.69% of the principal amount. The notes accrued interest as from the date of issuance at an annual rate of 9.75% payable on June 4 and December 4 each year with the first interest payment maturing on June 4, 1997. The notes were to be amortized in one single payment at maturity date, which was December 4, 2001. The corporate notes had been authorized to trade on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico (OTC market of Buenos Aires) and the Luxembourg Stock Exchange. They were represented by one restricted, registered, global corporate note, whose shares would be traded through the clearing systems with Caja de Valores S.A.

        The Company repaid Class 1 corporate notes on maturity.

Class 2 Corporate Notes

        On June 16, 1998 the Company's Board of Directors approved the issuance of Class 2 Corporate Notes at a floating interest rate for an amount of US$ 250,000,000. On June 29, 1998, the CNV authorized the updating of the prospectus for such issuance.

        Class 2 Corporate Notes are comprised of the following: the 2A Series for an amount of US$ 125,000,000 issued on August 17, 1998, and the 2B Series for an amount of US$ 125,000,000 issued on September 15, 1998, with a five-year term, early repayment permitted on any interest payment date. The notes accrue interest at 180-day LIBOR plus the following spread: 1.125% for the first year, 1.250% for the second year, 1.625% for the third year and 1.875% for the fourth and fifth years.

        Interest was payable on June 15 and December 15 of each year beginning December 15, 1998, and ending June 15, 2003. After a one-year grace period had elapsed, the corporate notes were to be repaid as follows: US$ 25,000,000 on June 15, 1999, US$ 25,000,000 on December 15, 1999, US$ 18,750,000 on June 15, 2000, US$ 18,750,000 on December 15, 2000, US$ 37,500,000 on June 15, 2002, US$ 37,500,000 on December 15, 2002 and US$ 87,500,000 on June 15, 2003.

        The proceeds of this operation were used for the following:

  (i)
  early repayment of the loan granted by the Inter-American Development Bank,

  (ii)
  early partial repayment of the loan granted by the International Finance Corporation (Note 15),

  (iii)
  early repayment of other Company's liabilities,

  (iv)
  financing of investments and,

  (v)
  working capital, in conformity with the provisions of Corporate Notes Law.

        Both series of Class 2 Corporate Notes had been authorized to trade on the Buenos Aires Stock Exchange, the Luxembourg Stock Exchange and the Mercado Abierto Electrónico.

        On June 14, 2002, the Company and the holders of Class 2 Corporate Notes issued under the Program agreed to postpone the repayment of principal from June 15, 2002 to September 15, 2002, making interest payments on each date as stipulated in the original conditions of issuance.

        Also, both the trustee and the holders of the above-mentioned corporate notes, as well as the trustee and the holders of the private corporate note with OPIC guarantee, exempted the Company from complying with certain financial ratios, stipulated in the respective debt issuance documents, from July 15, 2002 to September 15, 2002.

        The outstanding balance of Class 2 Corporate Notes is as follows:

	As of December 31, 2006	As of December 31, 2005
Principal—Class 2	0	492,700
Interest and penalties	0	43,554

Total	0	536,254

        Balances as of December 31, 2005, which are disclosed in Note 7, were included in the debt restructuring referred to in Note 14.

Class 3 Corporate Notes

        On April 25, 2002, the Company issued Class 3 Corporate Notes for an amount of US$ 82,000,000, at a floating interest rate, with final maturity in 2005. The proceeds of the issue were used to repay the loan agreement.

        The corporate notes were issued at 100% of their nominal value. Principal was to be repaid in four equal semiannual installments of US$ 20,500,000, maturing on October 25, 2003, April 25 and October 25, 2004, and April 25, 2005. The notes accrued interest at LIBOR plus 6% for the first year, 4.5% for the second year and 3% for the third year, payable semiannually.

        During the term of the corporate notes, the Company had to comply with certain financial restrictions to wit:

  •
  maintain the total liabilities to total liabilities plus shareholders' equity ratio below 0.60;

  •
  maintain the interest hedge ratio (EBITDA / interest) above 3.

        At the date of issuance of these notes, investors had the option to assign and transfer to a trust all their rights under the notes in exchange for pass-through certificates issued by said trust. These certificates were unconditionally guaranteed by EDF International and were thus fully protected from any commercial and political risk. After the second anniversary of the corporate notes, holders of pass-through certificates would have a one-time opportunity to exchange them for non-guaranteed securities.

        On October 25, 2002, EDENOR was unable to make the first interest payment on the Class 3 Corporate Notes issued under the program. However, EDF International S.A. in its capacity as guarantor of the transaction, made such payment (Note 17). The second, third, fourth, fifth and sixth interest payments which matured on April 25 and October 25, 2003, April 26 and October 25, 2004, and April 25, 2005, respectively, were made by the Company.

        The first, second, third and fourth and last principal installments, which were due on October 25, 2003, April 26 and October 25, 2004, and April 25, 2005, respectively, were paid by EDFI (Note 17).

17.    LOAN FROM EDF INTERNATIONAL S.A.

        EDENOR has an outstanding financial debt with Electricité de France International S.A. (EDFI), which has been incurred from 2002 to 2005 in six tranches, and that has arisen from the effective payment of principal and/or interest installments on Class 3 Corporate Notes for a total amount of US$ 87.8 million at a floating interest rate and with final maturity in 2005 (Note 16), made by EDFI pursuant to the "Guarantee Agreement" dated April 25, 2002 and substitution rights in respect of the issue of Class 3 Corporate Notes.

        The total amount of principal borrowed is as follows:

Tranche	Amount (US$)	Rate	Commencement	Maturity date
I	3,412,822.92	Fixed	10/25/02	04/29/05
II	2,363,000.00	Fixed	09/06/03	04/29/05
III	20,500,000.00	Fixed	10/27/03	04/29/05
IV	20,500,000.00	Fixed	04/26/04	04/29/05
V	20,500,000.00	Fixed	10/22/04	04/29/05
VI	20,500,000.00	Fixed	04/22/05	04/29/05

        Interest accrued for each tranche through April 29, 2005, which amounted to US$ 4,605,170.83, was paid on May 11, 2005, and from such date a floating LIBOR plus 2% rate was established for each tranche.

        Balances as of December 31, 2005, which are disclosed in Notes 7 and 21, were included in the debt restructuring referred to in Note 14.

        The outstanding balance of the loans granted by the related company EDFI, is as follows:

	As of December 31, 2006	As of December 31, 2005
Principal	0	266,136
Interest and penalties	0	18,732

Total	0	284,868

        On December 4, 2006, EDFI sold to a third party the debt instruments referred to in Note 14.

18.    PRIVATE CORPORATE NOTE

        On June 16, 2000, the Company raised US$ 140,000,000 through the private placement of a corporate note which was part of the assets of a financial trust. The five-year term corporate note with a three-year grace period matured on May 31, 2005. The main terms and conditions of the transaction were the following:

  •
  Interest rate: LIBOR + 2% per annum, payable semiannually, with first payment maturing on December 15, 2000, second to sixth payments on June 15 and December 15 of each year, seventh payment on November 30, 2003, eighth payment on May 31, 2004, ninth payment on November 30, 2004 and tenth payment on May 31, 2005.

  •
  OPIC (Overseas Private Investment Corporation) insurance coverage: the corporate notes issued under the financial trust had an OPIC insurance that covered repayment of principal against the risk of local currency inconvertibility and foreign currency non-transferability. OPIC premium was 0.5% per annum on outstanding principal, and did not cover the risk of local currency devaluation. In January 2004, the Company suspended said insurance coverage because it deemed that the circumstances based on which the insurance had been taken out were no longer present.

  •
  Repayment schedule: four equal installments of US$ 35,000,000 maturing on November 30, 2003, May 31, 2004, November 30, 2004, and May 31, 2005.

  •
  Early repayment: permitted, whether in part or in full.

  •
  Restrictions: the following financial covenants were to be maintained:

  •
  capitalization ratio: "Total Financial Debt/(Total Financial Debt + shareholders' equity)" lower than or equal to 0.6;

  •
  interest hedge: "Ebitda/interest" higher than or equal to 3.

        The agreement under which the corporate notes were issued included neither restrictions on the payment of dividends nor any guarantees. Moreover, they were not part of the Global Corporate Notes Program detailed in Note 16.

        Furthermore, the trustee and the holders of the Private Corporate Notes with OPIC guarantee exempted EDENOR from complying with certain financial ratios stipulated under the respective debt issuance agreements, from June 15, 2002 through September 15, 2002.

Repurchase of debt in cash

        On November 10, 2004 the Company announced the launching of an offer to purchase in cash all of its financial debt (Corporate Notes, Bilateral Loans, Post-financing of Imports), with the exception of the debt between EDENOR and EDFI.

        The offer was maintained for 20 days, its closing date being December 10, 2004. The purchase price for each US$ 1,000 of principal of debt instruments would be determined according to a modified Dutch auction sale procedure, with prices ranging from US$ 700 to US$ 750.

        The final accumulated principal amount of the Debt Instruments offered was US$ 12,000,000 entirely held by holders of Private Corporate Notes with OPIC Guarantee, thus reducing the original amount to US$ 128,000,000. The purchase price for the above-mentioned offer of Debt Instruments was US$ 740 for each US$ 1,000 of principal. The gain obtained as a result of such transaction amounted to 9,285.

        The outstanding balance of Private Corporate Notes with OPIC Guarantee is as follows:

	As of December 31, 2006	As of December 31, 2005
Principal	0	388,096
Interest and penalties	0	23,813

Total	0	411,909

        Balances as of December 31, 2005, which are disclosed in Note 7, were included in the debt restructuring referred to in Note 14.

19.    POST-FINANCING OF IMPORTS

        On September 4, 2001, October 12 and 30, 2002, March 18, 2002 and January 9, 2003 the Company entered into five loan agreements for a total amount of US$ 23,997,780.75 consisting of post-financing of import transactions with Bank Boston/BIGSA, Anglo Irish Bank PLC, Banco Río, ABN-Amro Bank and Landebank Waden Wurttemberg. The proceeds of the loans were used to finance the Company's annual investment plan. These loans were taken and subsequently renewed by the Company at a time when EDENOR had virtually no access to credit. The Company has become aware of the assignment of these loans to different creditors with the original terms of issue having been maintained. The principal characteristics of each loan were as follow:

	BankBoston/ BIGSA	Anglo Irish Bank PLC	Banco Río	ABN-Amro Bank	Landesbank Waden Wurttemberg
Amount (US$)	997,780.75	3,000,000	5,000,000	5,000,000	10,000,000
Maturity	March 14, 2003	June 14, 2004	September 15, 2002	April 7, 2003	June 14, 2004
Interest rate	90-day Libor	180-day Libor	180-day Libor	90-day Libor	90-day Libor
Spread over rate	+ 6.00%	+ 0.55%	+ 6.50%	+ 1.00%	+ 0.90%
Payment of interest	Quarterly	Semiannually	Semiannually	Quarterly	Quarterly
Repayment	At maturity	At maturity	At maturity	At maturity	At maturity
Financial restrictions	None	None	None	None	None

        The outstanding balance of these loans is as follows:

	As of December 31, 2006	As of December 31, 2005
Principal	0	72,761
Interest and penalties	0	5,967

Total	0	78,728

        Balances as of December 31, 2005, which are disclosed in Note 7, were included in the debt restructuring referred to in Note 14.

20.    OTHER LOANS

        On October 12 and 30, 2000, the Company entered into three loan agreements for a total amount of US$ 60,000,000 consisting of bilateral transactions with Bank Boston, Bank of Tokyo and Banco Santander Central Hispano The proceeds of the loans were used to repay short-term loans.

        Subsequently, on October 19, 2001, the Company entered into a new loan agreement for a total amount of US$ 15,000,000 consisting of a bilateral transaction with Lloyd's Bank TSB PLC. The proceeds of the loan were used to repay Class 1 Corporate Notes issued under the program (Note 16).

        The main characteristics of each loan were as follow:

	Bank Boston	Bank of Tokyo	Banco Santander	Lloyd's Bank
Amount (US$)	10,000,000	20,000,000	30,000,000	15,000,000
Maturity	October 11, 2002	April 16, 2004	November 1, 2004	March 14, 2003
Interest rate	90-day Libor	180-day Libor	180-day Libor	90-day Libor
Spread over Rate	1st and 2nd Quarter + 1.375% 3rd and 4th Quarter + 1.50% 5th and 6th Quarter + 1.625% 7th and 8th Quarter + 1.75%	+ 2.25%	+ 1.70%	+ 5.50%
Payment of interest	Quarterly	Semiannually	Semiannually	Quarterly
Repayment	At maturity	At maturity	In two equal installments payable on November 1, 2002, and November 1, 2004	At maturity
Financial restrictions	EBITDA/Interest >= 3 Total liabilities/ (Total liabilities + Shareholders' equity)<=0.6 (Note 31)	None	EBITDA/Interest>=3 Financial Debt/(Financial Debt + Shareholders' equity)<=0.6 (Note 31)	None
Early repayment (US$)	In full	In full or in part for a minimum amount of 1,000,000	In full or in part for a minimum amount of 500,000 and after the first anniversary	In full or in part for a minimum amount of 1,000,000

        The outstanding balance of these loans is as follows:

	As of December 31, 2006	As of December 31, 2005
Principal	0	227,400
Interest and penalties	0	18,599

Total	0	245,999

        Balances as of December 31, 2005, which are disclosed in Note 7, were included in the debt restructuring referred to in Note 14.

21.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

        In the normal course of business, the Company carries out transactions with related parties. As of December 31, 2006 and 2005, outstanding balances with related parties are as follow:

	2006	2005
Other receivables (Note 5)
EDF International (*)	4,338	156
Electricidad Argentina S.A. (*)	4,429	24
SACME S.A.	448	448
EDF Global Solución	0	5
New Equity Ventures LLC	964	0
Employee Stock Ownership Program (Note 22.c)	3,077	2,389

Total	13,256	3,022

Trade accounts payable (Note 6)
SACME S.A.	(676)	(621)
Errecondo, Salaverri, Delatorre, Gonzalez & Burgio	(16)	0

Total	(692)	(621)

Other liabilities
EDF Global Solución	0	(389)
Electricidad Argentina S.A. (Note 10)	(4,465)	0
EDF International (Note 10)	0	(2,021)
Errecondo, Salaverri, Delatorre, Gonzalez & Burgio	(208)
Estudio Beccar Varela	(245)

Total	(4,918)	(2,410)

Loans
EDF International (Notes 17 and 7)	0	(284,868)

(*)
Includes services to be received.

        Transactions carried out with related parties for the years ended December 31, 2006, 2005 and 2004 are as follow:

	2006	2005	2004
Income from services
Electricidad Argentina S.A.	4	117	392
EDF Global Solución	0	80	62
EDF International	0	0	354

Total	4	197	800

Expenses from services
SACME S.A.	(2,334)	(1,954)	(1,790)
EDF Global Solución	(659)	(4,161)	(4,161)
Electricidad Argentina S.A.	0	(5,780)	0
EDF International	(7,128)	(26,912)	(26,064)
Errecondo, Salaverri, Delatorre, Gonzalez & Burgio	(1,392)	(300)	0
Estudio Beccar Varela	(30)	(6)	0

Total	(11,543)	(39,113)	(32,488)

	2006	2005	2004
Financial expenses, interest and penalties
EDF International	(7,873)	(18,752)	(10,829)
Electricidad Argentina S.A.	(8,133)	0	0
Errecondo, Salaverri, Delatorre, Gonzalez & Burgio	(244)	0	0
Estudio Beccar Varela	(245)	0	0

Total	(16,495)	(18,752)	(10,829)

Other income (expense), net
EDF International (Nota 12)	0	25,852	0

Financial debt restructuring result EDF International	38,114	0	0

Adjustment to present value of notes EDF International (*)	12,658	0	0

(*)
Corresponds to the adjustment to present value of the debt as of December 4, 2006, date on which it was transferred by EDF International.

Operating and Technical Assistance Agreements

        In compliance with the provisions of both the Bid Package and the Transfer Contract, the Company has entered into an Operating Agreement with EDF and ENHER, pursuant to which EDF and ENHER would provide technical advisory services concerning the distribution and sale of electricity and would commit their experience and know-how to the achievement of an efficient and competitive management.

        On July 16, 1999, ENHER assigned its rights and obligations arising from the above mentioned Operating Agreement to its controlling company ENDESA S.A.

        On May 4, 2001, in compliance with that which has been mentioned in Note 1, ENDESA S.A. assigned its rights and obligations under the Operating Agreement to EDF, thus leaving EDF as the sole operator.

        This Operating Agreement had an initial 10-year term as from September 1, 1992, which was extended until August 31, 2007.

        The Company has registered said extension in the National Institute of Copyright (INPI)—Technology Transfer Division under number 9894.

        On September 15, 2005, EDFI transferred the shares held in EASA (the controlling company of Edenor) and 14% of EDENOR's shares to Dolphin. In connection with such transfer, the parties agreed to terminate the aforementioned Agreement and reduce the amount owed to EDF for unpaid fees 25,852 (Note 12).

        However, since the Company still wishes to have access to EDF's know-how, experience and technical knowledge in the field of electricity distribution and sale, the Company and EDF have entered into a new Technical Assistance Agreement for a period of 5 years or for such period during which Dolphin continues to be the controlling company of EASA. Upon the termination of the Technical Assistance Agreement EDENOR will pay EDF an amount of US$ 10,000,000 as technical assistance fees in five equal annual installments of US$ 2,000,000. The first annual payment was made on January 9, 2006 and the second payment made on December 14, 2006.

        On December 7, 2005, the Company registered the new agreement in the National Institute of Copyright (INPI)—Technology Transfer Division under number 11,197.

Agreement with EDF Global Solución S.A.

        On May 4, 2005, EDENOR and EDF Global Solución S.A. (EDFGS), at that time a wholly-owned subsidiary of EDF, entered into a management agreement pursuant to which EDFGS would manage EDENOR's buildings and facilities, including integral maintenance and cleaning tasks, management of documentation and buildings operations. EDENOR would pay EDFGS a monthly fee of approximately 300 plus VAT for the above-mentioned services. The Agreement would expire in a three-year term to commence as from May 1, 2005, but could be extended, at EDENOR's request for additional periods of three years. On November 1, 2006, EDENOR could terminate the agreement on giving 60 days' notice, without having to comply with any further obligations or paying damages, provided any of the following events were to occur: (i) the services provided by EDFGS were no longer required by the Company or (ii) after an analysis of market prices for the services provided, the resulting offer were lower than the price agreed-upon with EDFGS, and EDFGS did not make an equivalent offer within 30 days.

        The aforementioned agreement has been extended through May 31, 2007 by mutual consent.

        During the year ended December 31, 2006, the Company has become aware of the transfer of EDF group's interest in EDF Global Solución S.A.

Agreement with Electricidad Argentina S.A. (controlling company)

        On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$2 million plus VAT. Any of the parties may terminate the agreement at any time by giving 60 days' notice, without having to comply with any further obligations or paying any indemnification to the other party. The first annual payment was made on April 19, 2006.

22.    CAPITAL STOCK

  a)    General

        As of December 31, 2006, the Company had outstanding capital stock of 831,610,200 shares, represented by: 424,121,202 book-entry Class A common shares, with a par value of one peso each and the right to one vote per share; 324,327,978 book-entry Class B common shares, with a par value of one peso each and the right to one vote per share; and 83,161,020 book-entry Class C common shares, with a par value of one peso each and the right to one vote per share. All of the Company's capital stock has been fully paid-in and registered with the Public Registry of Commerce. There has been no change in capital stock over the last three fiscal years (Note 29), except for the change of ownership as it is described in Note 1, whereby on September 15, 2005, the Dolphin Group acquired 65% of the Company's common stock. All and each share has the same voting rights of one share equals one vote. There are no preferred shares, preferred stock of any kind, dividend and/or liquidation preferences, privileged participation rights, prices and dates, sinking recruitments, unusual voting rights whatsoever, neither significant terms of contracts to issue additional shares or such a commitment.

        On June 12, 1996, the Extraordinary Shareholders' Meeting approved the offsetting of the account "Unappropriated Retained Earnings—Accumulated deficit" as of December 31, 1995, against the "Adjustment to Capital" account.

  b)    Restriction on the transfer of the Company's common shares

        The Company's by-laws provide that Class "A" shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved. Also, the Public Register Office (Caja de Valores S.A.), in charge of the book-keeping of such shares, is entitled (as stated in the Company's by-laws) to reject such entries which, at its criteria, do not comply with the rules for transfer of common shares included in (i) the Commercial Societies Act, (ii) the Concession Agreement and (iii) the Company's by-laws.

        In addition, Class "A" shares are pledged during the entire term of the concession as a guarantee for the performance of the obligations assumed under the Concession Agreement.

        Additionally, in connection with the issuance of the Class 2 Corporate Notes (Note 16), EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR's issued, voting and outstanding shares.

        Furthermore, as indicated in Note 1, there was a pledge agreement pursuant to which NEV had granted in favor of EDFI and EDF a first-priority preferred security interest on the Class "B" shares it holds in the Company, representing 14% of EDENOR's capital stock, as security for the performance of certain obligations.

  c)    Employee Stock Ownership Program (ESOP)

        Decree No 714/92 of the Argentine Federal Executive Power, pursuant to which the Company was created, established that 10% of the Company's capital stock, represented by Class "C" shares, would be allocated to an Employee Stock Ownership Program (ESOP) in compliance with the provisions of chapter III of Law N° 23,696. Decree No 265 of the Argentine Federal Executive Power (published in the Official Gazette on February 22, 1994) ordered the following:

  •
  approval of the formal legal instruments of this Program,

  •
  awarding of Class "C" shares to the employees acquiring them,

  •
  setting of the selling price of said shares at 0.92 pesos per share, and

  •
  appointment of Banco de la Nación Argentina as trustee.

        The holders of the Class "C" shares are represented by a director and an alternate director in the Board. During the term of the ESOP, neither the corporate purpose nor the proportion among the different classes of shares may be modified unless the requirements set forth in the Program are strictly observed.

        In order to implement the ESOP, a general transfer agreement, a share syndication agreement and a trust agreement were executed. Pursuant to the transfer agreement, participant employees were allowed to defer payment over the Class "C" shares over time. As a guarantee for the payment of the deferred purchase price, the Class "C" shares were pledged in favor of the Argentine government. This pledge, which continues to be in effect, will remain in effect until the full payment to the Argentine government of all the Class "C" shares. In addition, the Class "C" shares are subject to restrictions on sale and transfer until the deferred purchase price has been paid in full and the pledge has been released.

        Under the trust agreement, Banco de la Nación Argentina is entitled to receive all dividends corresponding to the Class "C" shares and 50% of any payment under the Company's Profit- Sharing Bonds described below. Banco de la Nación Argentina is required to pay to the Argentine Government 90% of the amounts received as payment of the deferred purchase price, and to set aside the remaining 10% in a "Guarantee and Repurchase Fund "Fondo de Garantía y Recompra" for the benefit of the participant employees.

        In compliance with the requirements of the Public Offering Transparency Decree and CNV regulations, in November 2005 Dolphin Energía S.A. launched a tender offer to acquire all Class "C" shares held by ESOP beneficiaries at a price per share equal to the price paid by Dolphin Energía S.A. for the acquisition of its indirect controlling stake in the Company from EDFI. After the launching of the offer, the ESOP's Executive Committee communicated to Dolphin Energia S.A. that it intended to reject the offer because the price offered did not cover the outstanding amount of the debt incurred to finance the initial purchase of Class "C" shares. On December 1, 2005, the CNV suspended the tender offer until such time as its feasibility and the legal capacity of the ESOP's Executive Committee to adopt decisions with respect to such tender offer could be determined. As a result of the objection, and with the purpose of ending this process, a Class "C" Shareholders' Meeting held on September 13, 2006 ratified the actions taken by the Executive Committee rejecting the tender offer for the acquisition of EDENOR's Class "C" shares. Consequently, on December 7, 2006, the Board of Directors of the National Securities Commission declared void the tender offer for the acquisition of Class "C" shares.

        Additionally, the by-laws provide for the issuance of Profit-Sharing Bonds in favor of all Company's employees, whether or not such employees participate in the ESOP, pursuant to section 230 of Law N° 19,550, so that 0.5% of each year's net income be distributed among them after any accumulated deficit has been fully offset. For the years ended December 31, 2006, 2005 and 2004, the Company has not accrued any amount for this concept, due to the existence of accumulated deficit.

23.    REGULATORY FRAMEWORK

  a)    General

        The Company's business is regulated by Law No 24,065, which created ENRE. In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by ENRE.

        ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company's business will make the Company liable to penalties that may include the forfeiture of the concession.

        As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value, must be measured. As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

  1.
  Deviation from quality levels of technical product, as measured by voltage levels and network variations;

  2.
  Deviation from quality levels of technical service, as measured by the average interruption    frequency per Kilovatios (KVA) and total interruption time per KVA;

  3.
  Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;

  4.
  Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;

  5.
  Failure to comply with public safety regulations.

        As of December 31, 2006 and 2005, the Company has accrued the penalties for resolutions not yet issued by ENRE corresponding to the six-month control periods elapsed through those dates. As of December 31, 2006, the Company has accounted for the adjustment contemplated in the Temporary Tariff Regime (TTR) (Note 32.a). Consequently, as of that date penalties amounting to 241,079 have been included in non-current liabilities (Note 10). The payment plan has been described in Note 32.a.

        In addition, as of December 31, 2006, the Company's management has considered that ENRE has complied with the obligation to suspend lawsuits aimed at collecting penalties.

        Furthermore, the Company has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the Company for imposed and unpaid penalties in the amount of 67 and 13,298 as of December 31, 2006 and 2005, respectively (Note 5). Additionally, after December 31, 2006 and until the date of issuance of these financial statements, the Company has not been notified of any other attachments (Note 23.b and Note 32.a).

        Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution N° 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against 23,015 (Note 4) that the Company maintains in the Trade receivables account as Unbilled—National Fund of Electricity, for "Quarterly Adjustment Coefficient of the National Fund of Electricity" (section 1 of Law No 25,957). Such application will be in effect until the Company is allowed to transfer such adjustment to the electric power tariff, as provided for in section 40, clause c) of Law No 24,065. On August 10, 2006 ENRE issued Resolution N° 597/2006 which regulates the aforementioned Resolution N° 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

  b)    Concession

        The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class "A" shares representing 51% of EDENOR's capital stock, currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to own the Class "A" shares, and no further disbursements are necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds of the sale of Class "A" shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

        In accordance with the provisions of the Concession Agreement, the Company shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the Company shall be required to guarantee sources of supply.

        For such purpose, the Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain its power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No canon must be paid by the Company under the Concession Agreement during the term of the Concession.

        On January 6, 2002, the Federal Executive Power passed Law No 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law No 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

        In accordance with the provisions of Laws No 25,972, 26,077 and 26,204, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 and 2007, respectively.

        As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency's requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

        The Adjustment Agreement establishes the following:

  i)
  the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution costs, service connection costs and service reconnection costs i, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the distribution costs, allocated to certain specified capital expenditures;

  ii)
  the requirement that during the term of said temporary tariff regime, dividend payment be subject to the approval of the regulatory authority,

  iii)
  the establishment of a "social tariff" for the needy and the levels of quality of the service to be rendered;

  iv)
  the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law (Note 31);

  v)
  the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No 24,065, the National Electric Power Regulatory Authority will be in charge of such review.

  vi)
  the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (see the provisions of Resolution No. 51/2007 of the ENRE described in Note 32.a.vi).

  vii)
  the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that were notified, or whose cause or origin arose in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect.

  viii)
  the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which were notified, or their cause or origin arose in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect.

  ix)
  the payment of the penalties imposed by the ENRE, which are described in paragraph vii above, in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that were notified, or whose cause or origin arose in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements;

        Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company (Note 32.a).

        In addition to the adjustment of the penalties described in paragraph a) of this note, the effects of the Adjustment Agreement (tariff increase) have been taken into account in the business projections made for the purposes of determining the amount of the allowance for impairment of value of deferred tax assets, as described in Note 3.n.

        The additional revenue, deriving from the retroactive tariff increase for non-residential customers consumption from November 1, 2005 to January 31, 2007 as described in Note 32.a), will be recorded in 2007. Such additional revenue will be billed in 55 equal and consecutive monthly installments.

  c)    Concession of the use of real property

        Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA's satisfaction.

        The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA's prior authorization, which will become the grantor's property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA's residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

        As of February 21, 2007, the date when these financial statements (excluding Note 34) have been approved by the Company's Board of Directors,, the Company had acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

24.    CASH FLOW INFORMATION

  a)    Cash and cash equivalents:

        For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Cash and Banks	481	11,659	8,508
Time deposits	1,360	278,238	219,104
Money market funds	30,832	18,242	23,500

Total cash and cash equivalents in the Statement of Cash Flows	32,673	308,139	251,112

  b)    Interest paid and collected, dividends paid and collected and income tax paid:

	For the years ended December 31,
	2006	2005	2004
Interest paid during the year	(35,951)	(46,494)	(55,478)
Interest capitalized	9,283

Interest paid net of interest capitalized	(26,668)	(46,494)	(55,478)
Interest collected during the year	2,175	2,038	5,365
Dividends paid during the year	—	—	—

Dividends collected during the year	—	—

Income tax paid during the year	—	—	—

25.    INSURANCE COVERAGE

        As of December 31, 2006, the Company has taken out the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered	Insured amount
Comprehensive(1)	US$	309,549,950
Mandatory life insurance		$16,719,750
Theft of securities	US$	100,000
Vehicles (theft, third party liability and damages)		$5,021,602
Special equipment	US$	598,417
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)
Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

26.    CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

      On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company's alleged failure to act as collecting agent of certain taxes established by Decrees-law No 7290/67 and 9038/78 from July 1997 through June 2001.

        On December 23, 2003, the Company appealed the Board's decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the Company's obligation to pay. Such appeals were filed on the grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires' commitment not to levy any taxes on the transfer of electricity.

        Therefore, no accrual has been recorded for these claims as the Company's management believes that there exist solid arguments to support its position.

27.    PRELIMINARY ATTACHMENT FOR ALLEGED ENVIRONMENTAL POLLUTION

        On May 24, 2005, three of EDENOR's employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination, dangerous to human health, which is a violation of Argentine law. In connection with this alleged violation, the judge ordered a preliminary attachment on the Company's assets in the amount of 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Court of Appeals dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company's assets. The decision of the Court of Appeals also established that the trial judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal against the decision regarding EDENOR's employees and the Company was not admissible because decisions rendered on grounds of lack of evidence were not subject to review. The Tribunal de Casación allowed the appeal against the decision regarding ENRE officers.

        The Company's management estimates there are no legal grounds for any action against the Company or its employees in connection with this matter. Accordingly, no accrual has been recorded.

28.    RESTRICTION ON THE DISTRIBUTION OF EARNINGS

        In accordance with the provisions of Law No 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholder's Meeting held on April 27, 2006, did not appropriate any amount to said legal reserve as of December 31, 2005, due to the existence of accumulated losses as of the end of that year.

        Moreover, in accordance with the provisions of Law No 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefited from conventions for the avoidance of double taxation, who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

        Since the restructuring of the Company's financial debt referred to in Note 14, the Company is not allowed to distribute dividends until April 24, 2008 or until such time when the Company's leverage ratio is lower than 2.5, whichever occurs first. As from such date/time, distribution of dividends will only be allowed under certain circumstances depending on the Company's indebtedness ratio.

        Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 23 b).

29.    INITIAL PUBLIC OFFERING OF CAPITAL STOCK IN LOCAL AND INTERNATIONAL
         MARKETS

        On April 28, 2006, the Company's Board of Directors decided to initiate the public offering of part of the Company's capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange and the New York Stock Exchange (NYSE), United States of America.

        On June 7, 2006, the Ordinary and Extraordinary Shareholders' Meeting resolved to request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States, as well authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board with the task of taking the necessary steps to implement such decision.

        Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program.

        For the year ended December 31, 2006, expenses incurred by the Company in relation to this process amounted to 10,604. As of December 31, 2006, the payment of 3,820 of such amount has not been paid and is included in other liabilities (Note 10).

        The Ordinary and Extraordinary Shareholders' Meeting held on June 7, 2006 resolved to increase capital stock for an amount of up to 83,161 represented by 51% of class A shares, 39% of class B shares and 10% of class C shares, all of which are entitled to one vote and have a nominal value of one peso each. The implementation of this decision was delegated to the Board of Directors. As of December 31, 2006, such capital increase has been neither subscribed nor paid-in.

30.    BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY
         COLLECTION AND PAYMENT TERMS

        As required by CNV's regulations, the balances of the accounts below as of December 31, 2006, are as follow:

Term	Time Deposits and Money Market Funds	Receivables (1)	Loans	Other payables (2)
With no explicit due date	30,832	0	0	241,079
With due date
Past due:
Up to three months	0	42,941	0	0
From three to six months	0	9,358	0	0
From six to nine months	0	5,568	0	0
From nine to twelve months	0	4,417	0	0
Over one year	0	44,020	0	0

Total past due	0	106,304	0	0

To become due:
Up to three months	1,360	226,280	2,029	376,067
From three to six months	0	805	0	15,450
From six to nine months	0	805	0	8,751
From nine to twelve months	0	805	0	7,390
Over one year	0	288,737	1,095,490	51,537

Total to become due	1,360	517,432	1,097,519	459,195

Total with due date	1,360	623,736	1,097,519	459,195

Total	32,192	623,736	1,097,519	700,274

(1)
Excludes allowances

(2)
Comprises total liabilities except accrued litigation and debt notes.

        Due to the financial debt restructuring mentioned in Note 14, Corporate Notes accrue interest at floating and fixed rates, which amount to approximately 8% on average; only 3.36% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

31.    EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES
         TO THE ECONOMIC RULES

        Since early December 2001, the Argentine Government Authorities implemented a number of monetary and exchange control measures that mainly included restrictions on (i) the free availability of funds deposited with banks and (ii) the making of transfers of funds abroad, other than those related to foreign trade, which required Argentine Central Bank's prior approval.

        On January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law No 25,561 which involved a significant change of the economic model then in force, and the amendment of the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. The new Law further empowered the Federal

Executive Power to implement additional monetary, financial and foreign currency exchange measures to overcome the economic crisis in the medium term.

        As a consequence of the changes implemented, from January 2002 to June 2006 there was an increase in the domestic wholesale price index of 178.6%, in accordance with the information released by the Argentine Institute of Statistics and Census.

        As established by the aforementioned Economic Emergency and Foreign Currency Exchange System Reform Law, the exchange loss resulting from applying the new rate of exchange to the net position of assets and liabilities denominated in foreign currency as of January 6, 2002, has been deducted from income tax at a rate of 20% per annum over the five fiscal years ending after the effective date of the above mentioned Law.

        Moreover, through different resolutions issued by the BCRA, the restrictions imposed on the remittance of funds abroad were lifted. However, the obligation to comply with the information reporting requirement established by BCRA's Resolution A 3602 and supplementary regulations is still in effect.

        Furthermore, different regulations were issued that established:

  a)
  the conversion into pesos of public works contracts and privatized utility rates with adjustment clauses in US dollars at the rate of ARS 1 per US dollar. The impossibility of applying the tariff adjustment mechanisms stipulated in the concession agreement.

  (b)
  the renegotiation of the concession agreement, whose process was declared open by Law No 25,561 and regulated by Decrees No 370/02 and 311/03 of the Federal Executive Power. The period for the completion of the aforementioned process has been extended by Law No 25,972 until December 31, 2005, and subsequently until December 31, 2006 by Law No 26,077.

        These financial statements include the effects deriving from the new economic and foreign currency exchange policies known as of their date of issuance. All estimates made by the Company's Management have contemplated such policies. The effects of any additional measures to be implemented by the Government and the regulations to be issued on measures previously adopted will be recognized in the financial statements at the time the Company's Management becomes aware of them.

32.    SUBSEQUENT EVENTS

  a)    Ratification of the Adjustment Agreement:

        On January 8, 2007, Decree No. 1957/06, which was signed by the President of Argentina on December 28, 2006, was published in the Official Gazette. Pursuant to such Decree, the Federal Government ratified the Adjustment Agreement for the renegotiation of the concession agreement signed by the Company (Note 23 b).

        Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/2007 which approves the Company's new electricity rate schedule that will effective for electricity consumption beginning as from February 1, 2007. The ENRE resolution provides for the following:

  i)
  A 23% average increase in the Company's distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

  ii)
  Implementation of an additional 5% average increase in the Company's distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement;

  iii)
  Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ended April 30, 2006, was 8.032%. This percentage shall be applied to non-residential consumption recorded from May 1, 2006 to January 31, 2007;

  iv)
  Invoicing in 55 equal and consecutive monthly installments of the differences arising from the implementation of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 to January 31, 2007 (amounting to approximately 220 million; paragraphs i) and ii) above) and from May 1, 2006 and January 31, 2007 (paragraph iii) above);

  v)
  Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Canon payable for the expansion of the network, Transportation and Others, included in Trade Receivables under Receivables from electric power sales as Unbilled (Note 4).

  vi)
  Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

  b)    Municipal bonds:

        On January 4, 2007 the Company sold the Municipal bonds held in its portfolio for a value of 5,947. As of December 31, 2006 the amount recorded for such bonds was 5,918. (Note 3 e.1).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(amounts stated in thousands of Argentine pesos, except as otherwise indicated)

33.    OTHER INFORMATION

        The followings exhibits present additional financial statement disclosure required under Argentine GAAP:

EXHIBIT A

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
PROPERTY, PLANT AND EQUIPMENT

	Original value					Depreciation
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of year	At beginning of year	Retirements	For the year	Annual rate	Useful lives	At end of year	Net book value 2006
	(stated in thousands of pesos)
FACILITIES IN SERVICE
Substations	836,488	0	0	13,352	849,840	258,469	0	25,634	3 – 4%	25 – 35	284,103	565,737
High voltage networks	334,438	0	0	8,669	343,107	112,232	0	10,621	3 – 4%	25 – 35	122,853	220,254
Medium voltage networks	729,954	0	(361)	19,063	748,656	251,714	(105)	23,748	3 – 4%	25 – 35	275,357	473,299
Low voltage networks	1,592,898	0	(915)	36,196	1,628,179	814,680	(539)	64,061	4 – 5%	20 – 25	878,202	749,977
Transformation chambers and platforms	430,609	0	(22)	30,204	460,791	160,060	(4)	15,278	3 – 4%	25 – 33	175,334	285,457
Meters	503,662	0	0	43,225	546,887	188,702	0	22,355	4 – 5%	20 – 25	211,057	335,830
Property	75,026	0	0	1,189	76,215	18,501	0	1,454	2 – 3%	33 – 45	19,955	56,260
Communications network and facilities	83,637	0	0	0	83,637	44,078	0	4,195	4 – 5%	20 – 25	48,273	35,364

Total facilities in service	4,586,712	0	(1,298)	151,898	4,737,312	1,848,436	(648)	167,346			2,015,134	2,722,178

FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	157,015	4,898	0	0	161,913	141,898	0	9,133	12 – 13%	7 – 8	151,031	10,882
Tools and other	44,391	531	0	0	44,922	39,211	0	2,002	10 – 11%	9 – 10	41,213	3,709
Transportation equipment	15,412	386	(732)	0	15,066	13,609	(732)	499	20%	5	13,376	1,690

Total furniture, tools and equipment	216,818	5,815	(732)	0	221,901	194,718	(732)	11,634			205,620	16,281

Total assets subject to depreciation	4,803,530	5,815	(2,030)	151,898	4,959,213	2,043,154	(1,380)	178,980			2,220,754	2,738,459

CONSTRUCTION IN PROCESS
Transmission	50,347	85,944	0	(22,021)	114,270	0	0	0	—		0	114,270
Distribution and other	78,547	124,023	0	(129,877)	72,693	0	0	0	—		0	72,693

Total construction in process	128,894	209,967	0	(151,898)	186,963	0	0	0			0	186,963

Total 2006	4,932,424	215,782	(2,030)	0	5,146,176	2,043,154	(1,380)	178,980			2,220,754	2,925,422

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(amounts stated in thousands of Argentine pesos, except as otherwise indicated)

33.    OTHER INFORMATION (Continued)

        EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004
PROPERTY, PLANT AND EQUIPMENT

	Original value					Depreciation
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of year	At beginning of year	Retirements	For the year	Annual rate	Useful lives	At end of year	Net book value 2005	Net book value 2004
	(stated in thousands of pesos)
FACILITIES IN SERVICE
Substations	778,763	0	(1,515)	59,240	836,488	234,477	(943)	24,935	3 – 4%	25 – 35	258,469	578,019	544,286
High voltage networks	304,591	0	0	29,847	334,438	102,025	0	10,207	3 – 4%	25 – 35	112,232	222,206	202,566
Medium voltage networks	711,034	0	0	18,920	729,954	228,411	0	23,303	3 – 4%	25 – 35	251,714	478,240	482,623
Low voltage networks	1,561,837	0	(715)	31,776	1,592,898	749,747	(532)	65,465	4 – 5%	20 – 25	814,680	778,218	812,090
Transformation chambers and platforms	421,023	0	(289)	9,875	430,609	145,509	(150)	14,701	3 – 4%	25 – 33	160,060	270,549	275,514
Meters	476,424	0	0	27,238	503,662	167,606	0	21,096	4 – 5%	20 – 25	188,702	314,960	308,818
Property	72,520	0	0	2,506	75,026	16,838	0	1,663	2 – 3%	33 – 45	18,501	56,525	55,682
Communications network and facilities	80,394	0	0	3,243	83,637	39,949	0	4,129	4 – 5%	20 – 25	44,078	39,559	40,445

Total facilities in service	4,406,586	0	(2,519)	182,645	4,586,712	1,684,562	(1,625)	165,499			1,848,436	2,738,276	2,722,024

FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	148,156	8,859	0	0	157,015	131,926	0	9,972	12 – 13%	7 – 8	141,898	15,117	16,230
Tools and other	43,526	865	0	0	44,391	36,688	0	2,523	10 – 11%	9 – 10	39,211	5,180	6,838
Transportation equipment	13,964	1,809	(361)	0	15,412	13,521	(361)	449	20%	5	13,609	1,803	443
Total furniture, tools and equipment	205,646	11,533	(361)	0	216,818	182,135	(361)	12,944			194,718	22,100	23,511

Total assets subject to depreciation	4,612,232	11,533	(2,880)	182,645	4,803,530	1,866,697	(1,986)	178,443			2,043,154	2,760,376	2,745,535

CONSTRUCTION IN PROCESS
Transmission	106,217	33,217	0	(89,087)	50,347	0	0	0	—		0	50,347	106,217
Distribution and other	92,373	79,732	0	(93,558)	78,547	0	0	0	—		0	78,547	92,373
Total construction in process	198,590	112,949	0	(182,645)	128,894	0	0	0			0	128,894	198,590

Total 2005	4,810,822	124,482	(2,880)	0	4,932,424	1,866,697	(1,986)	178,443			2,043,154	2,889,270	—

Total 2004	4,687,138	125,093	(1,409)	0	4,810,822	1,692,697	(898)	174,898			1,866,697	—	2,944,125

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(amounts stated in thousands of Argentine pesos, except as otherwise indicated)

33.    OTHER INFORMATION (Continued)

        EXHIBIT C

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
INVESTMENTS IN OTHER COMPANIES

							Information on Issuer
								Last financial statements issued
Name and features of securities	Class	Face value	Number	Adjusted cost	Value on equity method	Net book value 12/31/06	Main activity	Date	Capital	Income for the year	Equity	% interest in capital stock	Net book value 12/31/05
	(stated in thousands of pesos)
NON-CURRENT INVESTMENTS
Art. 33 Law No. 19,550 -Companies-
Related Company: SACME S.A.	common non-endorsable	$1	6,000	15	378	378	Electric power services	12/31/2006	28	0	756	50	368

Total					378								368

EXHIBIT D

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
OTHER INVESTMENTS

	Net book value
MAIN ACCOUNT
	2006	2005
	(stated in thousands of pesos)
CURRENT INVESTMENTS
Time deposits
. in foreign currency (Note 33—Exhibit G)	1,360	218,059
. in local currency	0	60,179
Money market funds
. in local currency	30,832	18,242

Total	32,192	296,480

EXHIBIT E

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
ALLOWANCES AND ACCRUALS

	2006
MAIN ACCOUNT	At beginning of year	Additions	Retirements	At end of year
	(stated in thousands of pesos)
Deducted from current assets
For doubtful accounts	20,228	10,895	(5,500)	25,623
For other doubtful accounts	1,605	695	0	2,300
For impairment of value of Argentina Bonds 2004	0	0	0	0
Deducted from non-current assets
For impairment of value of Municipal bonds	6,008	561	(651)	5,918
For impairment of value of net deferred
tax assets	312,187	0	(279,926)	32,261
Included in current liabilities
Accrued litigation	18,332	13,400	(5,818)	25,914
Included in non-current liabilities
Accrued litigation	38,651	1,955	0	40,606
	2005
MAIN ACCOUNT	At beginning of year	Additions	Retirements	At end of year
	(stated in thousands of pesos)
Deducted from current assets
For doubtful accounts	33,792	18,011	(31,575)	20,228
For other doubtful accounts	1,250	355	0	1,605
Deducted from non-current assets
For impairment of value of Argentina Bonds 2004	10,500	0	(10,500)	0
For impairment of value of Municipal bonds	5,919	89	0	6,008
For impairment of value of net deferred
tax assets	294,079	18,108	0	312,187
Included in current liabilities
Accrued litigation	12,349	5,983	0	18,332
Included in non-current liabilities
Accrued litigation	36,975	1,676	0	38,651

	2004
MAIN ACCOUNT	At beginning of year	Additions	Retirements	At end of year
	(stated in thousands of pesos)
Deducted from current assets
For doubtful accounts	24,787	21,761	(12,756)	33,792
For other doubtful accounts	326	924	0	1,250
Deducted from non-current assets
For impairment of value of Argentina Bonds 2004	0	10,500	0	10,500
For impairment of value of Municipal bonds	5,411	508	0	5,919
For impairment of value of net deferred tax assets	298,934	0	(4,855)	294,079
Included in current liabilities
Accrued litigation	9,846	7,335	(4,832)	12,349
Included in non-current liabilities
Accrued litigation	38,812	0	(1,837)	36,975

EXHIBIT G

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005
FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2006			2005
Account	Foreign currency type and amount(2)	Exchange rate(1)	Booked amount in thousands of pesos	Foreign currency type and amount(2)	Booked amount in thousands of pesos
Current Assets
Cash and banks	US$61,953	3.022	187	US$78,988	236
	ECU31,288	3.9860	125	ECU31,266	111
Investments
Time deposits	US$450,184	3.022	1,360	US$72,880,822	218,059
Other receivables
Prepaid expenses	US$33,450	3.022	101	US$37,450	112
Related companies	US$2,901,129	3.022	8,767
Other	US$249,637	3.022	754	US$304,334	911
				ECU1,756	6

Total Current Assets			11,294		219,435

Total Assets			11,294		219,435

Current Liabilities
Trade accounts payable	US$5,050,196	3.062	15,464	US$3,553,998	10,776
	ECU199,772	4.0391	807	ECU374,597	1,344
Financial loans	US$662,494	3.062	2,029	US$534,342,395	1,620,126
Other liabilities
Technical assistance—Operator's compensation	US$1,458,332	3.062	4,465	US$666,668	2,021
Fees related to the initial public offering of capital stock	US$1,229,162	3.062	3,764
Fees related to debt restructuring	US$2,383,781	3.062	7,299
Other	US$738,336	3.062	2,261	US$776,665	2,355
	ECU42,986	4.039	174	ECU185,992	667

Total Current Liabilities			36,263		1,637,289

Non-Current Liabilities
Loans notes	US$376,429,657	3.062	1,152,628

Total Non-Current Liabilities			1,152,628		0

Total Liabilities			1,188,891		1,637,289

(1)
Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of the year.

(2)
US$=US Dollar; ECU=Euro

EXHIBIT H

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006
					2005	2004
Description	Transmission and Distribution Expenses	Administrative Expenses	Selling Expenses
				Total	Total	Total
	(stated in thousands of pesos)
Salaries and social security taxes	96,820	31,622	20,466	148,908	117,733	98,554
Postage and telephone	1,942	1,277	6,619	9,838	8,440	7,161
Bank commissions	0	0	6,663	6,663	6,037	5,756
Allowance for doubtful accounts	0	0	11,590	11,590	18,011	21,761
Supplies	20,109	1,624	873	22,606	18,765	25,493
Work by third parties	53,810	4,921	25,109	83,840	65,249	55,103
Rent and insurance	1,179	2,569	430	4,178	5,319	4,362
Security service	3,450	441	166	4,057	3,810	2,499
Fees	1,008	3,814	108	4,930	5,268	3,223
Computer services	47	8,084	2,015	10,146	8,448	7,193
Advertising	0	9,975	0	9,975	4,055	3,724
Reimbursements to personnel	4,978	1,097	1,070	7,145	7,410	6,643
Temporary personnel	287	159	1,497	1,943	1,684	1,837
Depreciation of property, plant and equipment	171,239	5,568	2,172	178,979	178,443	174,898
Technical assistance—Operator's compensation	7,128	0	0	7,128	26,912	26,064
Directors and Supervisory Committee members' fees	0	0	0	0	535	322
Tax on financial transactions	0	19,159	0	19,159	17,058	15,034
Taxes and charges	0	1,170	9,082	10,252	10,172	14,162
Other	121	1,819	70	2,010	1,624	1,592

Total 2006	362,118	93,299	87,930	543,347	—	—

Total 2005	346,132	72,874	85,967	—	504,973	—

Total 2004	332,844	60,738	81,799	—	—	475,381

34.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND
         US GAAP

        The Company's financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differs in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

        As discussed in Note 2, under Argentine GAAP, the financial statements are presented in constant pesos based on the application of therein mentioned resolutions. This reconciliation, as permitted by SEC regulations, does not include the effects of inflation on US GAAP net loss and shareholders' equity.

I.    Differences in Valuation Methods

        The principal differences between Argentine GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total stockholders' equity. References below to "SFAS" are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America while references to "EITF" are consensuses on issues issued by the Emerging Issues Task Force in the United States of America.

  a)
  Deferred income taxes

        As discussed in Note 3.n, under Argentine GAAP the Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of deferred tax assets which is not recoverable. This Argentine GAAP is similar to US GAAP set forth in SFAS No. 109, "Accounting for Income Taxes". However, under Argentine GAAP and in accordance with CPCECABA Resolution MD No.11/2003, the differences between the price-level adjusted amounts of assets and liabilities and their tax bases are treated as permanent differences for deferred income tax calculation purposes. Under US GAAP, the Company applies EITF 93-9, "Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes", which requires such differences to be treated as temporary differences in calculating deferred income taxes. In addition, the US GAAP adjustment includes the effect on deferred income taxes of the described below reconciling items, as appropriate.

        Under Argentine GAAP, the realization of deferred income tax assets depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities and taxable income projections based on its estimates, which includes the effects of the tariff increase as described in Note 3 n). Based on these projections, as of December 31, 2006 the Company has partially reversed the valuation allowance for the deferred tax assets which as of December 31, 2005 had been considered non-recoverable based on the available evidence at the time such financial statements were prepared.

        Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

        Deferred tax assets are also recognized for tax loss carry forwards. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        SFAS No. 109 provides for more specific rules in determining the valuation allowance for deferred tax assets. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. Additionally, anticipating future income from events beyond the Company's control (such as the tariff increase above described) and anticipated forgiveness of indebtedness (such as certain penalties imposed by ENRE which will be forgiven, as described in Note 23 b) are generally not considered when assessing the realizability of deferred tax assets.

        In addition, under Argentine GAAP, deferred tax assets and liabilities are classified as non current items, while under US GAAP these amounts are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carry-forwards, shall be classified according to the expected reversal date of the temporary difference.

        On December 31, 2006, the Company adopted SFAS No.158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)", as described in Note 34.II.j). As a result, a deferred tax asset amounting to approximately 2,000, related to the tax effect on the unrecognized net actuarial loss, was recorded under US GAAP.

        The effect of the foregoing US GAAP adjustments on net income (loss) and shareholders' equity are included in the Note 34.I.h) below.

  b)
  Interest capitalized—net

        Through December 31, 2005, the capitalization of interest was discretionary under Argentine GAAP. The Company chooses to capitalized interest in property, plant and equipments from 1997 to 2001, but subsequently, discontinued such capitalization in 2001 as more fully described in Note 3 h). CNV General Resolution No 485 mandated the capitalization of interest starting on January 1, 2006 thus, the Company capitalized interest during the year ended December 31, 2006.

        Under US GAAP, the Company applied SFAS No. 34, "Capitalization of Interest Cost", whereby interest capitalization on assets is mandatory for those assets which require a period of time to get them ready for their intended use.

        The effect of this US GAAP adjustment on net income (loss) and shareholders' equity are presented in the Note 34.I.h).

  c)
  Asset retirement obligations—net

        Under Argentine GAAP, in accordance with FACPCE TR 17, EDENOR capitalized in property, plant and equipments the costs associated with the removal of polychlorinated biphenyl (PCB) included in the transformers when the removal is requested.

        Capitalization of these costs is based on the fact that, if a transformer containing PCB is to be purchased, the de-chlorination cost would be a necessary cost to have the equipment ready for operation. If de-chlorination cost had not been incurred, the equipment (i.e. transformers) should have been written off.

        Under US GAAP, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"), which provides guidance on financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, effective January 1, 2003. SFAS 143 requires the Company to record the fair value of the legal obligation associated with certain environmental restorations required upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration activities. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit -adjusted risk- free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense. At the same time SFAS 143 requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the capitalization of new equipment, and subsequently allocate that asset retirement cost to expense over the life of the assets based on the useful life of the assets.

        The Company uses transformers with polychlorinated biphenyl (PCB). Argentine Law requires that the Company eliminates or reduces to an acceptable level the PCB contained in any of its transformers by the end of 2010. Accordingly, EDENOR plans to remove PCB from its transformers by the end of 2008. The Company has determined that PCB removal represents an asset retirement obligation as defined by SFAS No. 143.

        Thus, under US GAAP an additional asset and liability should be recognized as of December 31, 2006 and 2005.

        Effects on US GAAP net income (loss) and shareholders equity includes:

  1.
  the amortization of the asset retirement costs which is included in depreciation expense; and;

  2.
  the effects of re-measuring the liability due to the passage of time are included as part of transmission and distribution expenses.

        The adoption of FASB Interpretation No. 47 "Accounting for Conditional Assets Retirement Obligation" (FIN 47) in the year ended December 31, 2005 did not result in a change to the amounts previously determined in accordance with SFAS No. 143.

        The effect of this US GAAP adjustment on net income (loss) and shareholders' equity are presented in the Note 34.I.h) below.

  d)
  Troubled debt restructuring

        As more fully explained in Note 14, on February 22, 2006, the Company obtained the consent from 100% of its bond holders for the restructuring of financial debt amounting to US$ 540.9 million as of that date.

        Under Argentine GAAP, the restructuring of the financial debt was treated as an exchange of debt instruments with substantially different terms. As a result, the Company de-recognized the former debt from the balance sheet and recognized the new debt at their present value discounted at a 10% market interest rate. The gain on extinguishment of former debt (net of restructuring costs) recorded as of December 31, 2006 amounted to 179.2 million (Note 3.k).

        For US GAAP purposes, the restructuring of the debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings ("SFAS 15"), as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables (including interest, penalties and withholding income tax) at the time of restructuring. A gain on a troubled debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms. Since the total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts, no gain on restructuring was recorded under US GAAP. As a result, the carrying amount of the new debt instruments under US GAAP is greater than the amount recorded under Argentine GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt.

        Additionally, for US GAAP purposes, the debt restructuring was completed on April 24, 2006, which was the date when the cash tender and early payment took effect and the new notes were issued. In addition to the reversal of the gain recognized under Argentine GAAP, interest expense from February 22, 2006 to December 31, 2006, was increased by approximately 37.7 million (loss) for US GAAP purposes. The tax basis of the new notes (before the adjustment to present value, see below) is the same as its carrying amount under Argentine GAAP; which differs from the carrying amount under US GAAP as explained above. Thus, the deferred tax asset attributable to such difference amounting to 82,733 was included in deferred income tax in Note 34.I.h) below.

        The adjustment to present value the future cash flows of the notes, which under Argentine GAAP generated a gain in the period ended December 31, 2006 of 57,138, as stated in note 3.k), was reversed for US GAAP purposes. A deferred tax liability of 19,998 was recognized under Argentine GAAP for such temporary difference; which amount was also reversed under US GAAP.

        The deferred income tax effect on the trouble debt restructuring (including the adjustment to present value) amounting to 102,731, was recorded for US GAAP purposes.

        The effect of these US GAAP adjustments on net income (loss) and shareholders' equity is presented in Note 34.I.h) below.

  e)    Accounting for costs of securities offering

        As described in Note 29 under Argentine GAAP costs associated with securities offering are expensed as incurred. These costs amounting to 10,604, including those costs related to aborted filings, are included in the statement of income for the year ended December 31, 2006.

        Under US GAAP, specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering in compliance with SAB Topic 5-A. Furthermore, deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. However, a short postponement (up to 90 days) does not represent an aborted offering.

        Our offering was postponed on June 23, 2006, which can not be considered as a short postponement, thus, costs incurred as of that date amounting to 10,291 were not capitalized.

        As of December 31, 2006, specific incremental costs associated with securities offering related to another SEC filing amounting to 313 have been identified and capitalized in accordance to SAB Topic 5-A..

        The effect of this US GAAP adjustment on net loss and shareholders' equity are presented in the Note 34.I.h) below.

  f)    Capital transaction—Operator's compensation

        Under Argentine GAAP, during the second half of 2005, the forgiveness of Operator's compensation amounting to 25,852, as described in Note 21, was accounted for as other income and included in other expense, net.

        Under US GAAP, the forgiveness of the Operator's compensation resulting from the transaction between the former majority shareholder, EDFI and the new majority shareholder, Dolphin Group, is considered a capital transaction in accordance with footnote 1 of Accounting Principles Board Opinion No. 26 "Early Extinguishment of Debt".

        The effect of this US GAAP adjustment on net income (loss) is presented in the Note 34.I.h) below. There are no reconciling items in term of shareholders' equity.

  g)    Accounting for stock transferred by Argentine government to employees

        Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company's employees (Note 22.c).

        Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and related interpretations, as permitted by SFAS No. 123.In accordance with AIN-APB No. 25 "Accounting for Stock Issued to Employees—Accounting Interpretations of APB No. 25" the economic substance of a plan establish by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or a principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company's employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter's employment, or (3) the company clearly does not benefit the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder for the benefit of the company. SAB No. 79 (SAB Topic 5T) requires any transaction undertaken by a company's principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment.

        The Argentine Government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of SEGBA transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the market value of the shares on September 1, 1992 ("grant date"). The purchase price formula was originally established during the privatization.

        Had the Company been required by SEC regulations to include reconciliation between Argentine GAAP and US GAAP for the fiscal year 1992, it would have included as a reconciling item a charge amounting to 6,653 in the Statement of Income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders' equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by EASA as of the grant date and the purchase price to be paid by eligible employees.

        There have been no additional grants of stocks to employees since September 1, 1992.

  h)    Effects of conforming to US GAAP

        The reconciliation of reported net income (loss) required to conform to US GAAP is as follows:

	2006	2005
Net income (loss) in accordance with Argentine GAAP	293,066	(149,601)
(a) Deferred income tax (Note 34.II.a)	(39,171)	8,105
(b) Interest capitalized—net (Note 34.II.b)	(5,095)	4,516
(c) Asset retirement obligations—net (Note 34.II.c)	(885)	(1,212)
(d) Troubled debt restructuring (Note 34.II.d)	(293,519)	—
(e) Accounting for costs of securities offering (Note 29 and 34. I. e)	313	—
(f) Capital Transaction—Operator's compensation (Note 34.I.f)	—	(25,852)

Net loss in accordance with US GAAP	(45,291)	(164,044)

        The reconciliation to conform shareholders' equity amounts to US GAAP is as follows:

	As of December
	2006	2005
Shareholder's equity in accordance with Argentine GAAP	1,670,350	1,377,284
(a) Deferred income tax (Note 34.II.a)	(387,352)	(350,181)
(b) Capitalized interest (Note 34.II.b)	89,778	94,873
(c) Asset retirement obligations (Note 34.II.c)	(4,036)	(3,151)
(d) Troubled debt restructuring (Note 34.II.d)	(293,519)	—
(e) Accounting for costs of securities offering (Note 29 and 34.I. e)	313	—
(*)Adjustment to initially apply FASB Statement 158 (Note 34.II. m)	(5,714)

Shareholder's equity in accordance with US GAAP	1,069,820	1,118,825

(*)
The deferred income tax effect of 2,000 was included in the line "Deferred income tax".

        The changes in shareholders' equity in US GAAP as of December 31, 2006 and December 31, 2005 are as follows:

	As of December
	2006	2005
Shareholder's equity in accordance with US GAAP—Beginning balance	1,118,825	1,257,017
Net loss for the year in accordance with US GAAP	(45,291)	(164,044)
Additional paid in capital	—	25,852
Accumulated Other Comprehensive Income—Adjustment to initially applied FASB Statement 158, net of tax benefit amounting to 2,000 (Note 34.II.m)	(3,714)

Shareholder's equity in accordance with US GAAP—Ending balance	1,069,820	1,118,825

        The Company has no other comprehensive income (loss) and, accordingly, comprehensive loss equals net loss.

II.    Additional disclosure requirements

  a)    Deferred income taxes

        The benefit for income taxes included in the condensed statement of income and accounted for in accordance with US GAAP is a follows:

	2006	2005
Income tax under Argentine GAAP:
Current income tax	—	—
Deferred income tax—benefit (expense)	(112,744)	18,108
Decrease (increase) of the allowance for impairment of value of deferred tax assets	279,926	(18,108)

Income tax benefit under Argentine GAAP	167,182	—

	2006	2005
US GAAP adjustments:
Adjustment for inflation on property, plant and equipment	33,407	34,253
Capitalization of interest	1,783	(1,582)
Deferred tax effect on the adjustment to present value of the notes	19,998
Deferred income tax effect on troubled debt restructuring	82,733	—
Asset retirement obligation	171	424
Supplies valuation and others	281	—
Accruals—ENRE Penalties	24,991	—
Other social accruals	(62)	—
US GAAP adjustments	163,302	33,095
Increase of the allowance for impairment of value of deferred tax assets	(202,473)	(24,990)

US GAAP adjustments including increase of the allowance for impairment of value of deferred tax assets (Note 34.I.h)	(39,171)	8,105

Income tax benefit under US GAAP	128,011	8,105
	As of December 31,
	2006	2005
Decrease (increase) of the allowance for impairment of value of deferred tax assets
Under Argentine GAAP	279,926	(18,108)
US GAAP adjustments	(202,473)	(24,990)

Variation of the valuation allowance under US GAAP	77,453	(43,098)

        Deferred tax assets (liabilities) as of December 31, 2006 are summarized as follows:

	As of December 31, 2006
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance
Deferred tax assets
Tax-loss carry forward	143,886	0	143,886
Allowance for doubtful accounts	6,426	0	6,426
Accruals	93,179	28,751	121,930
Troubled debt restructuring	0	82,733	82,733
Supplies valuation	159	63	222

Total deferred tax assets	243,650	111,547	355,197
Allowance for impairment of value of deferred income tax assets	(32,261)	(16,809)	(49,070)

Total deferred tax assets, net	211,389	94,738	306,127
Deferred tax liabilities
Property, plant and equipment	(24,209)	(501,422)	(525,631)
Adjustment to present value of the notes	(19,998)	19,998	0
Supplies valuation	0	(615)	(615)
Non current investments	0	(51)	(51)

Total deferred tax liabilities	(44,207)	(482,090)	(526,297)

Total net deferred tax liability (Note 34.I.h)	167,182	(387,352)	(220,170)

        Deferred tax assets (liabilities) as of December 31, 2005 are summarized as follows:

	As of December 31, 2005
	Argentine GAAP balance	US GAAP adjustment	US GAAP balance
Deferred tax assets
Tax-loss carry forward	209,738	0	209,738
Allowance for doubtful accounts	6,271	0	6,271
Accruals	95,025	2,660	97,685
Deferred exchange difference	14,531	0	14,531
Loans	6,490	0	6,490
Supplies valuation	166	(166)	0

Total deferred tax assets	332,221	2,494	334,715
Allowance for impairment of value of deferred income tax assets	(312,187)	185,664	(126,523)

Total deferred tax assets, net	20,034	188,158	208,192
Deferred tax liabilities
Property, plant and equipment	(20,034)	(537,620)	(557,654)
Supplies valuation	0	(668)	(668)
Non current investments	0	(51)	(51)

Total deferred tax liabilities	(20,034)	(538,339)	(558,373)

Total net deferred tax liability (Note 34.I.h)	0	(350,181)	(350,181)

        A reconciliation of the Argentine Statutory Income Tax rate to the Company's effective tax rate on net loss is as follows:

	2006	2005
Income tax calculated at tax rate on net loss before taxes under US GAAP	60,655	60,251
Permanent differences:
Effect on capitalized IPO Costs	110	—
Effect on additional paid in capital		(9,048)
Accruals and others	(10,207)	—

Subtotal	50,558	51,203
Variation of the valuation allowance under US GAAP	77,453	(43,098)

Income tax benefit under US GAAP	128,011	8,105

        US GAAP deferred tax assets (liabilities) as of December 31, 2006 and 2005 breakdowns are summarized below:

	As of December 31, 2006
	Total	Current	Non Current
Deferred tax assets
Tax-loss carry forward	143,886	135,570	8,316
Allowance for doubtful accounts	6,426	6,426	—
Accruals	121,930	68,483	53,447
Troubled debt restructuring	82,733	(11,517)	94,250
Supplies valuation	222	222	—

Total deferred tax assets	355,197	199,184	156,013
Allowance for impairment of value of deferred income tax assets	(49,070)	—	(49,070)

Total deferred tax assets, net	306,127	199,184	106,943

Deferred tax liabilities
Property, plant and equipment	(525,631)	(33,331)	(492,300)
Supplies valuation	(615)	—	(615)
Non current investments	(51)	—	(51)

Total deferred tax liabilities	(526,297)	(33,331)	(492,966)

Total net deferred tax liability	(220,170)	165,853	(386,023)

	As of December 31, 2005
	Total	Current	Non Current
Deferred tax assets
Tax-loss carry forward	209,738	39,382	170,356
Allowance for doubtful accounts	6,271	6,271	—
Accruals	97,685	86,516	11,169
Deferred exchange difference	14,531	14,531	—
Loans	6,490	6,490	—

Total deferred tax assets	334,715	153,190	181,525
Allowance for impairment of value of deferred income tax assets	(126,523)	—	(126,523)

Total deferred tax assets, net	208,192	153,190	55,002

Deferred tax liabilities
Property, plant and equipment	(557,654)	—	(557,654)
Supplies valuation	(668)	(310)	(358)
Non current investments	(51)	—	(51)

Total deferred tax liabilities	(558,373)	(310)	(558,063)

Total net deferred tax liability	(350,181)	152,880	(503,061)

  b)    Capitalization of interest cost

        In accordance with SFAS 34, "Capitalization of Interest Cost", interests on loans related to works in progress has been capitalized on the qualifying asset (assets that require an extended period of time to acquire or produce), during the term of construction until they were in condition to be used, as follows:

	As of December 31,
	2006	2005
Interest expense incurred under US GAAP	93,583	111,560
Interest capitalized under Argentine GAAP	9,283	—
Interest capitalized under US GAAP	9,283	9,440

  Effect of US GAAP adjustments in net income (loss) under Argentine GAAP is as follows:

	As of December 31,
	2006	2005
Interest capitalized under US GAAP	—	9,440
Depreciation on interest capitalized	(5,095)	(4,924)

Interest capitalized—net (Note 34.I.h)	(5,095)	4,516

  Effect of US GAAP adjustment on Shareholder's equity under Argentine GAAP is a follows:

	As of December 31,
	2006	2005
Interest capitalized	125,294	125,294
Depreciation on interest capitalized	(35,516)	(30,421)

Interest capitalized—net (Note 34.I.h)	89,778	94,873

  c)    Asset retirement obligations

        Under US GAAP an additional asset and liability should be recognized as of December 31, 2006 and December 31, 2005 as follows:

	As of December 31,
	2006	2005
Asset retirement costs	2,502	5,654
Less: accumulated depreciation	(1,330)	(1,205)

Net book value	1,172	4,449
Asset retirement obligation	(5,208)	(7,600)

Net Shareholder's equity impact (Note 34.I.h)	(4,036)	(3,151)

        The effects of US GAAP adjustments in net income (loss) and shareholders equity are shown in paragraph below as follows:

  1.
  amortization of asset retirement costs included in depreciation expense;

  2.
  effects of re-measuring the liability due to the passage of time are included as part of transmission and distribution expenses.

        Effects of US GAAP adjustments in net income (loss) under Argentine GAAP are as follows:

	For the years ended as of December 31,
	2006	2005
Depreciation of asset retirement costs	(125)	(283)
Accrued interest	(760)	(929)

Total impact (Note 34.I.h)	(885)	(1,212)

        Effects of US GAAP adjustment on shareholders' equity under Argentine GAAP is as follows:

	As of December 31,
	2006	2005
Accumulated depreciation of asset retirement costs	(1,330)	(1,205)
Accrued interest	(2,706)	(1,946)

Total impact (Note 34.I.h)	(4,036)	(3,151)

        The following table shows changes in asset retirement obligation for the years ended December 31, 2006 and 2005:

Balance as of January 1, 2005	9,294
Accrued interest	929
Payments	(2,623)
Balance as of December 31, 2005	7,600
Accrued interest	760
Payments	(3,152)
Balance as of December 31, 2006	5,208

  d)    Troubled debt restructuring

        The reconciliation between financial debt under US GAAP and Argentine GAAP as of December 31, 2006 is as follows:

Financial debt (current and non current) under Argentine GAAP	1,097,519
Waiver of principal	55,314
Waiver of accrued interest	77,658
Waiver of accrued penalties	65,726
Adjustment to present value of the notes	57,138
Interest expense	37,683
Financial debt (current and non current) under US GAAP	1,391,038
Total impact in net income (loss) and shareholders equity (Note 34.I.h)	293,519
Deferred income tax effect on trouble debt restructuring (caption a) of this Note)	102,731

  e)    Basic and diluted earnings per share

        As mentioned in Note 3.s, under Argentine GAAP, the Company is required to disclose earnings per share information in accordance with FACPCE TR 18 for all the periods presented. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 "Earnings per share" (SFAS No. 128) and SEC Staff Accounting Bulletin No. 98 (SAB No. 98) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted earnings per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

        The following tables set forth the computation of basic and diluted net loss per common share under US GAAP for the years presented:

	For the years ended December 31,
Net (loss) per Share
	2006	2005
Numerator:
Net loss for the year	(45,291)	(164,044)
Denominator:
Weighted average number of shares
used in basic and diluted EPS	831,610,200	831,610,200
Net (loss) per share—basic and diluted	(0.054)	(0.197)

  There are no dilutive potential equity shares.

  f)    Segment information

        As stated in Note 3.t., under Argentine GAAP, the Company is required to disclose segment information in accordance with TR 18. It establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company's products and services, geographical areas and major customers.

        Under US GAAP, criteria set by Statement of Financial Accounting Standards No. 131 "Disclosure about segments of an enterprise and related information" are applicable. The Company segment information is based on the components of a company about which separate financial information is available and the management's analysis for making operating decisions.

        The Company is a natural monopoly that operates in a single business segment, electricity distribution, in a specific geographical urban area and under the terms of the concession contract by which this public service is controlled. The Company activities have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the electricity distribution process, the type or class of customer, the geographical area, and methods of distribution. The management evaluates Company's performance based on net income.

        Thus, applicable standards related with segment information under Argentine GAAP are not different from the applicable one under US GAAP.

  g)    Cash flow information

        Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with TR 9, as amended. Guidance set forth in TR 9 (as amended) is similar to the guidelines set forth in SFAS No. 95 as described in Note 24 a), the

Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

        Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. Note 24 to the financial statements includes a reconciliation between the balances included as cash in the balance sheets to the total amounts of cash and cash equivalents for each of the three years shown in the statements of cash flows.

        Non-cash investing activities includes 36,111 related to supplies purchased in prior years that were assigned to constructions in process in 2006. There are no non-cash investing activities in 2005.

        The following table presents the reconciliation of the statement of cash flows between Argentine GAAP and U.S. GAAP:

	For the years ended as of December 31,
Reconciliation of cash flows under Argentine GAAP and US GAAP
	2006	2005
Net cash flow provided by operating activities under Argentine GAAP	214,999	181,509
Reclasification from operating activities to investing activities:
Additions to property, plant and equipment due to capitalization of interests (Note 34 I b and 34 II b)	—	9,440
Proceeds from sale of investments (Argentine Bond 2004) (Note 3.e.2.)	—	(4,584)
Effect of exchange rate changes on cash and cash equivalents	(5,398)	(3,409)
Net cash flow provided by operating activities under US GAAP	209,601	182,956
Net cash flow used in investing activities under Argentine GAAP	(179,671)	(124,482)
Addtions to property, plant and equipment due to capitalization of interests (Note 34 I b and 34 II b)	—	(9,440)
Proceeds from sale of investments (Argentine Bond 2004) (Note 3.e.2.)	—	4,584
Net cash flow used in investing activities under US GAAP	(179,671)	(129,338)
Net cash flow used in financing activities under Argentine GAAP / US GAAP	(310,794)	0
Net increase (decrease) in cash and cash equivalents under US GAAP	(280,864)	53,618
Effect of exchange rate changes on cash and cash equivalents	5,398	3,409
Cash and cash equivalents at the beginning of the year	308,139	251,112
Cash and cash equivalents at the beginning of the year	32,673	308,139

  h)    Disclosure about fair value of financial instruments

        Under US GAAP Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of credit risk" ("SFAS No. 105"), requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments", ("SFAS No. 107"), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, investments in debt and equity securities, accounts receivable and other instruments. SFAS No.133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 including the disclosure requirements of credit risk concentrations (Note 3.v).

        In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about fair value of financial instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate such value. The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

        There are certain limitations inherent in the fair value data since while the data represents management's best estimates, the data is subjective, involving Company's management estimates related to current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

  (a)
  Cash, time deposits, money market funds, trade receivables, other receivables, short term trade accounts payable and short term other liabilities: the carrying amounts approximate fair value due to the short term maturity of these instruments.

  (b)
  Customer deposits: these long term payables have not a fair value different from their carrying amount.

  (c)
  Loans: As of December 31, 2006, the financial debt, that was restructured as mentioned in Note 14, has been valued under Argentine GAAP, at fair value as it is described in Note 3 k).

  i)    Statement of Operations classification differences between Argentine GAAP and US GAAP

  Net Sales

        Under Argentine GAAP, penalties have been deducted from sales. For US GAAP purposes, penalties are included as transmission and distribution expenses.

        As a result of this disclosure difference, net sales under US GAAP would have been 1,403,526 and 1,323,329 for the years ended December 31, 2006 and 2005 respectively.

  Gross margin

        Under Argentine GAAP, transmission and distribution expenses have been included as an operating expense, but excluded from gross margin calculation. Under US GAAP, such expenses have been considered for gross margin calculation.

        As a result of this disclosure difference, gross margin under US GAAP would have been 154,129 and 140,315 for the years ended December 31, 2006 and 2005 respectively.

  Operating income

        Under Argentine GAAP, certain operating expenses have been included as other expenses—net, excluded from operating income. Under US GAAP, such expenses have been included as operating expenses-net and for determining operating income.

        As a result of this disclosure difference, operating loss under US GAAP would have been (39,990) and (33,078) for the years ended December 31, 2006 and 2005 respectively.

  Financial (expense), net and holding gains

        Under Argentine GAAP the adjustment ENRE penalties as it is described in footnote to the Statements of Income has been included as Financial (expense), net and holding gains. Under US GAAP, such adjustment has been included in penalties as part of Transmission and Distribution Expenses.

        As a result of this disclosure difference, Financial (expense), net and holding gains under US GAAP would have been 133,312 for year ended December 31, 2006.

        The condensed statements of operations for the years ended December 31, 2006 and 2005 under US GAAP are as follows:

	2006	2005
Net sales/Services revenues	1,403,526	1,334,946
Electric power purchases	(799,073)	(757,675)
Transmission and distribution expenses	(450,324)	(425,339)

Gross margin	154,129	151,932
Operating expenses-net	(194,119)	(185,010)

Net operating loss	(39,990)	(33,078)
Financial (expense), net and holding gains	(133,312)	(139,071)

Net loss before income taxes	(173,302)	(172,149)
Income tax	128,011	8,105

Net loss	(45,291)	(164,044)

Net loss per share basic and diluted	(0.054)	(0.197)

        The condensed balance sheets under US GAAP as of December 31, 2006 and December 31, 2005 are as follows:

	December 31, 2006	December 31, 2005
Current Assets	546,964	728,755
Property, plant and equipment, net	3,016,372	3,009,739
Other non-current assets	201,535	145,470
Current liabilities	469,980	2,124,804
Non-current liabilities	2,225,071	640,335
Shareholders' equity	1,069,820	1,118,825

  j)    Pension and post retirement benefits

        As indicated in Note 3.o, the Company has a pension plan for benefits to personnel (employee pension plan). Employee pension costs are recognized in accordance with SFAS 87 "Employers' Accounting for Pensions." SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from transition and requires disclosure of the components of periodic pension costs and the funded status of pension plans. In addition, SFAS No. 88 "Curtailment of Defined Benefit Plans and for Termination of Benefits" requires the immediate recognition of deferred pension costs when some or all of the following conditions are met: (a) pension obligations are settled; (b) defined benefits are no longer earned under the plan and the plan is not replaced by other defined benefit plan; (c) there are no remaining plan assets; and (d) employees are terminated or the plan ceases to exist.

        In December 2003, the FASB issued SFAS 132 Revised 2003, "Employers' Disclosures about Pensions and other Postretirement Benefits: an amendment of SFASB Statements No. 87, 88 and 106," which revises employers' disclosures about pension plans and other postretirement benefits plans. It does not change the measurement or recognition of those plans required by SFAS 87, "Employers' Accounting of Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pension". SFAS 132 "Revised" retains the disclosure requirements contained in SFAS 132. It requires additional disclosures to those in the original SFAS 132 about assets, obligations, cash flow, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The required information should be provided separately for pension.

        The Company has a pension plan covering substantially all of its employees under collective bargain agreement mentioned in Note 3.v). SFAS 87 "Employers' Accounting for Pensions" has been applied from and after January 1, 2003. However, amortization of the net transition obligation existing at January 1, 1993 has been computed retroactively as if it had been established on January 1, 1989, which is the date that SFAS 87 first became effective for non-U.S. pension funds.

        In accordance with US GAAP, actual results that differ from Company's assumptions are accumulated and amortized over future periods and generally affect Company's recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in actual results or significant changes in Company's assumptions may materially affect our pension and other postretirement obligations.

        During 2005, two new collective bargain agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union—City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) expiring December 31, 2007 and October 31, 2007, respectively. On November 17, 2006 and October 5, 2006 the agreements signed with the Electric Light and Power Labor Union—City of Buenos Aires and the Association of Supervisory Personnel of Energy Companies have been ratified by the Ministry of Labor and Social Security, respectively.

        On December 31, 2006, the Company adopted SFAS No.158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (see below).

        The components of net periodic benefit cost under Argentine GAAP and US GAAP for 2006 and 2005 are as follows:

	2006	2005
Components of net year benefit cost
Service cost	813	689
Interest cost	1,816	1,186
Recognized net actuarial loss	208	169
Net year benefit cost	2,837	2,044

        The change in benefit obligations for the years ended December 31, 2006 and 2005 is as follows:

	As of December 31,
	2006	2005
Benefit obligation—beginning of year	9,703	7,902
Service cost	813	689
Interest cost	1,816	1,186
Actuarial loss	3,703	495
Benefits paid to participants	(683)	(569)
Benefit obligation—end of year	15,352	9,703

	As of December 31,
	2006	2005
Projected benefit obligation	15,352	9,703
Unrecognized net actuarial loss		(2,219)
Other personnel benefits	15,352	7,484

        The adoption of SFAS 158 (see above) on December 31, 2006 resulted in the recognition of the "unrecognized actuarial loss" amounting to 5,714 as adjustment to accumulated other comprehensive loss, and a deferred tax asset of approximately 2,000, also in accumulated other comprehensive loss or a net charge of 3,714 as adjustment to accumulated other comprehensive loss.

        The incremental effect of applying SFAS 158 on individual line items in the financial statements is as follows:

	Before application of SFAS 158	Adjustments	After application of SFAS 158
Net deferred tax assets	304,127	2,000	306,127
Total assets under US GAAP	3,762,871	2,000	3,764,871
Other personnel benefits	(9,638)	(5,714)	(15,352)
Total liabilities under US GAAP	(2,689,337)	(5,714)	(2,695,051)
Accumulated other comprehensive loss		3,714	3,714
Total Shareholders' equity under US GAAP	(1,073,534)	3,714	(1,069,820)

        The following yearly pension benefits payments are expected to be made:

2007	1,529
2008	2,475
2009	2,382
2010	2,726
2011	2,565
2012–2016	11,848

        The components of the projected net periodic pension benefit costs for 2007 are as follows:

Service cost	1,125
Interest cost	2,874
Amortization of net actuarial loss	760
Net year benefit cost	4,759

        The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated:

	As of December 31,
	2006	2005
Projected benefit obligation	15,352	9,703
Effect of a one-percentage-point increase	14,487	9,119
Effect of a one-percentage-point decrease	16,340	10,372

        Assumptions

	2006	2005
Weighted-discount rate	18.0%	18.0%
Weighted-salary increase	16.0%	13.0%
Weighted-long term inflation	12.0%	12.0%
Actuarial Method: Projected Unit Credit Method

        The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits.

  k)    Operating leases

  •
  As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

        Common characteristics are that cannon amounts (installments) were established as fixed amounts, there are neither purchase option clauses nor renewal term clauses (except for the handling center and energy transformation contract that has an automatic renewal clause for five-year term) and there are prohibitions as: transference or sub-leasing of the building, change of destination and/or making changes of any kind to the building. All operating leases have cancelable terms. Operating leases have terms generally from two or three to thirteen years.

        Buildings are for commercial offices, the warehouse, the headquarters building (administration, commercial and technical offices), the handling center and energy transformation (two buildings and a plot of land within the perimeter of the Central Puerto Nuevo and Puerto Nuevo) and the Las Heras sub-station.

        Future minimum annual lease payments with respect to operating leases as of December 31, 2006 are summarized below:

Year ending December 31,
2007	2,569
2008	856
2009	180
2010	147
2011	147
2012	147
Total minimum lease payments required	4,046

        Total rental expenses for all operating leases for the period ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Total rental expenses	2,624	3,531	2,496
  •
  As lessor, EDENOR has signed several operating leases with certain cable television companies granting them the right to use poles within the Company's network. Most of such leases include automatic renewal clauses.

        Future minimum annual lease collections for each of the five succeeding fiscal years are as of December 31, 2006 are summarized below:

Year ending December 31,
2007	8,133
2008	987
2009	62
2010	0
2011	0

Total minimum lease collections required	9,182

        Total rental income for all operating leases for the period ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Total rental income	14,315	8,312	8,339

  l)    Valuation of Property, plant and equipment

        Under Argentine GAAP, assets transferred through the privatization of SEGBA were valued at their fair value on the privatization date as described in Note 3.h.

        Under US GAAP, following the accommodation allowed as published in the S.E.C. International Reporting and Disclosure Issues in the Division of Corporation Finance as revised on November 1, 2004, when reliable fixed asset records are not available and cannot be reasonably produced, the registrant may use the opening fair value balances as its costs basis. Thereafter, the assets are reported in the usual manner with respect to depreciation and evaluation of impairment.

        Based on the foregoing, there is no difference between US GAAP and Argentine GAAP.

  m)    Recent and new accounting pronouncements

        In February 2006, SFAS 155 "Accounting for certain hybrid financial instruments—an amendment of FASB Statements No. 133 and 140" was issued. This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative required bifurcation, and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. This statement becomes effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. As the Company has not any hybrid financial instrument, management estimates that this statement will not have any impact on its financial position.

        In March 2006, SFAS 156 "Accounting for Services of Financial Assets—an amendment of FASB Statement No. 140" was issued. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, permits an entity to choose either of the amortization method or the fair value method for subsequent measurement for each class of separately recognized servicing assets and servicing liabilities, and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The Company should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. The Company estimates that this statement will not have a significant impact on its financial position.

        In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings.

The Company is currently evaluating the impact of adopting FIN 48 on its financial condition, results of operations and cash flows and does not know whether the amount will or will not be material.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 but does not believe the adoption of SFAS 157 will have a material impact on its financial position.

        On September 8, 2006 FASB issued FASB Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities. This method of accounting for planned major maintenance activities was eliminated due to the FASB's belief that the resulting liability does not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. The effective date of this FSP is an entity's first fiscal year beginning after December 15, 2006. The company has not yet estimated the impact of the new interpretation, but does not expect significant impacts.

        In October 2006, the SEC issued Staff Accounting Bulletin 108, "Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement" ("SAB 108"), This topic is a reminder to SEC registrants about the requirement to disclose the effects of a new accounting standard that has not been adopted if the expected effect of adoption is either unknown or significant (so-called "SAB 74 disclosures"). The Company estimates that this statement will not have a significant impact on its financial position.

        On December 21, 2006, the FASB issued final FASB Staff Position (FSP) No. EITF 00-19-2, Accounting for Registration Payment Arrangements, which addresses an issuer's accounting for registration payment arrangements. This FSP requires that an entity should recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument (s) subject to that arrangement.

        This FSP states that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP further specifies that a financial instrument subject to a registration payment arrangement should be recognized and measured in accordance with other applicable GAAP (for example, APB Opinion No. 21, Interest on Receivables and Payables, FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement.

        The following accounting literature is amended by this FSP to include scope exceptions for registration payment arrangements:

  •
  FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities

  •
  FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

  •
  FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others to those arrangements that were entered into prior to December 21, 2006 and that continue to be outstanding at the beginning of the period of adoption, the FSP requires retrospective application.

        The FSP provides examples of how to apply the measurement and recognition guidance and transition provisions to various types of registration payment arrangements.

        This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. Otherwise, the guidance in the FSP is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 21, 2006 and that continue to be outstanding at the beginning of the period of adoption, the FSP requires retrospective application. The Company estimates that this statement will not have a significant impact on its financial position.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on our financial statements.

        Through and including            , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American depositary shares

Representing 20 Class B common shares

Edenor S.A.

P R O S P E C T U S

Citigroup	JPMorgan

, 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of directors and officers

        Neither the laws of Argentina nor the Registrant's by-laws or other constitutive documents provide for indemnification of directors or officers of the Registrant. The Registrant maintains directors' and officers' liability insurance covering its directors and executive officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such. In addition, pursuant to the international underwriting agreement the underwriters will agree to indemnify, under certain conditions, the Registrant, its directors and officers and persons who control the Registrant (within the meaning of the Securities Act) against certain liabilities under the U.S. securities laws.

Item 7. Recent sales of unregistered securities

        On April 24, 2006, the Registrant issued U.S.$376.4 million of new notes to holders of all of its then outstanding financial debt, in exchange for the cancellation of such financial debt. The Registrant believes that the issuance of notes in this transaction was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

        At the time of our privatization, the Argentine government set aside in trust all of the Class C shares in our company (representing 10% of our outstanding capital stock) to establish an Employee Stock Participation Program (Programa de Propiedad Participada, or PPP) for the benefit of certain of our employees. Upon the closing of the Argentine offering (to the extent consummated), substantially all of our outstanding Class C shares, which are held exclusively for the benefit of the participants of our Employee Stock Participation Program, will be converted on a one-to-one basis into Class B shares, which are being registered under this Registration Statement.

Item 8. Exhibits

(a)
The following documents are filed as part of this Registration Statement:

1.1	Form of International Underwriting Agreement.*
3.1	Amended and Restated By-laws of the Registrant, together with an English translation.
4.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.*
4.2	Shareholders' Agreement dated September 15, 2005 among EDF International S.A., Dolphin Energía S.A., IEASA S.A., New Equity Ventures LLC and Electricidad Argentina S.A.
4.3	Registration Rights Agreement dated September 15, 2005 among EDF International S.A., Dolphin Energía S.A. and the Registrant.
4.4	Amended and Restated Voting Agreement dated March 31, 2006 among Marcos Marcelo Mindlin, Damian Mindlin and Gustavo Mariani and Latin American Energy LLC.
5.1	Opinion of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio, Argentine legal counsel of the Registrant, as to the validity of the Class B common shares.*
23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio, Argentine legal counsel of the Registrant (included in Exhibit 5.1).*
24.1	Powers of Attorney (included on signature page to the Registration Statement).
99.1	Consent of Alfredo MacLaughlin.
(b)
Financial Statement Schedules

        None.

*
To be filed by amendment.

Item 9. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby also undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement at the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3.
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  4.
  For the purposes of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (a)   any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            (b)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (c)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (d)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on April 4, 2007.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE, S.A.
By:	/s/ LUIS PABLO ROGELIO PAGANO Name: Luis Pablo Rogelio Pagano Title: Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rogelio Pagano and Gustavo Gené, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on April 4, 2007 in the capacities indicated:

Name	Title

/s/ ALEJANDRO MACFARLANE	Chairman and Chief Executive Officer
/s/ MARCOS MARCELO MINDLIN	Vice Chairman
/s/ GUSTAVO MARÍA GIUGALE	Director
/s/ EDOUARD DAHOMÉ	Director
/s/ EDGARDO ALBERTO VOLOSÍN	Director

/s/ IGNACIO CHOJO ORTIZ	Director
/s/ OSVALDO RAMINI	Director
/s/ DAMIÁN MINDLIN	Director
/s/ LUIS PABLO ROGELIO PAGANO	Chief Financial Officer and Director
/s/ GUSTAVO GENÉ	Principal Accounting Officer
/s/ DONALD PUGLISI	Authorized Representative in the United States

EXHIBIT INDEX

1.1	Form of International Underwriting Agreement.*
3.1	Amended and Restated By-laws of the Registrant, together with an English translation.
4.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.*
4.2	Shareholders' Agreement dated September 15, 2005 among EDF International S.A., Dolphin Energía S.A., IEASA S.A., New Equity Ventures LLC and Electricidad Argentina S.A.
4.3	Registration Rights Agreement dated September 15, 2005 among EDF International S.A., Dolphin Energía S.A. and the Registrant.
4.4	Amended and Restated Voting Agreement dated March 31, 2006 among Marcos Marcelo Mindlin, Damian Mindlin and Gustavo Mariani and Latin American Energy LLC.
5.1	Opinion of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio, Argentine legal counsel of the Registrant, as to the validity of the Class B common shares.*
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio, Argentine legal counsel of the Registrant (included in Exhibit 5.1).*
24.1	Powers of Attorney (included on signature page to the Registration Statement).
99.1	Consent of Alfredo MacLaughlin.
(b)
Financial Statement Schedules

        None.

*
To be filed by amendment.

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TABLE OF CONTENTS
SUMMARY
THE OFFERING
SUMMARY FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
EXCHANGE RATES AND CONTROLS
MARKET INFORMATION
CAPITALIZATION
DILUTION
SELECTED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Summary of results
THE ARGENTINE ELECTRICITY INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DIVIDENDS AND DIVIDEND POLICY
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
TAXATION
RIGHTS OFFERING
UNDERWRITING
EXPENSES OF THE OFFERING
VALIDITY OF SECURITIES
EXPERTS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
INDEX TO FINANCIAL STATEMENTS
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)
STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) NOTES TO THE FINANCIAL STATEMENTS (amounts stated in thousands of Argentine pesos, except as otherwise indicated)
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) NOTES TO THE FINANCIAL STATEMENTS (Continued) (amounts stated in thousands of Argentine pesos, except as otherwise indicated)
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) NOTES TO THE FINANCIAL STATEMENTS (Continued) (amounts stated in thousands of Argentine pesos, except as otherwise indicated)
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) NOTES TO THE FINANCIAL STATEMENTS (Continued) (amounts stated in thousands of Argentine pesos, except as otherwise indicated)
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 OTHER INVESTMENTS
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 ALLOWANCES AND ACCRUALS
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005 FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES
EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.) INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550 FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX